Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS (i) NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED INFORMATION IS MARKED WITH A [***].

Execution Version

TRANSACTION AGREEMENT

by and between

CNH INDUSTRIAL N.V., as Seller

CNH INDUSTRIAL AMERICA LLC, as U.S. Seller

KOBELCO CONSTRUCTION MACHINERY CO., LTD., as Purchaser

KOBELCO CONSTRUCTION MACHINERY INVESTMENT U.S.A. LLC, as U.S. Purchaser

and

KOBE STEEL, LTD., as Guarantor

Dated as of November 9, 2026

i

4.18	Sufficiency of Assets	79

4.19	Environmental Matters	79

4.20	Anti-Corruption Matters	81

4.21	Anti-Money Laundering Matters	82

4.22	Anti-Social Forces	82

4.23	Brokers	82

4.24	Related Party Transactions	82

4.25	Key Customers and Key Suppliers	83

4.26	Accounts Payable; Accounts Receivable	83

4.27	Product Warranties; Product Liability	84

4.28	Insurance	84

4.29	Trade Controls	85

4.30	Bank Accounts; Powers of Attorney	86

4.31	Title to Personal Properties	86

4.32	Books and Records	86

4.33	Government Contracts	86

4.34	Inventory	87

4.35	No TID US Business	88

4.36	Construction of Representations	88

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER AND U.S. PURCHASER		88

5.1	Authority; Enforceability	89

5.2	Non-Contravention; Consents	89

5.3	Organization	90

5.4	Litigation	90

5.5	Securities Matters	90

5.6	No Financing Contingency	90

5.7	Solvency	90

5.8	Brokers	91

5.9	Investigation	91

5.10	R&W Insurance Policy	92

5.11	Disclaimer Regarding Projections	92

5.12	No Other Representations	92

ARTICLE VI COVENANTS OF THE PARTIES		92

6.1	Conduct of Business Prior to Closing	92

6.2	Pre-Closing Access to Information	99

6.3	Cooperation	100

6.4	Consents	101

6.5	Confidentiality	102

6.6	Certain Efforts; Regulatory Filings	102

6.7	Financial Statements	106

6.8	Insurance	107

6.9	R&W Insurance Policy	109

6.10	Exclusivity	110

6.11	Pre-Closing Reorganization	111

6.12	PRC Subsidiary’s Amendment to its Articles of Association	116

6.13	Minimum Cash	116

6.14	Cash Management Arrangements	116

6.15	Termination of Certain Contracts	116

6.16	Accounting Remediations	116

ARTICLE VII ADDITIONAL COVENANTS OF THE PARTIES		117

7.1	Trademark Rights	117

7.2	Post-Closing Access to Information	119

7.3	D&O Insurance	119

7.4	Further Assurances	121

7.5	India SPA	123

7.6	India Conditions Subsequent	124

ARTICLE VIII TAX MATTERS		124

8.1	Tax Returns	124

8.2	Tax Sharing Agreements	125

8.3	Transfer Taxes	126

8.4	Straddle Periods	126

8.5	Tax Cooperation	126

8.6	Tax Elections	127

8.7	Prohibited Actions	127

8.8	Tax Contest	128

8.9	Tax Refunds	128

8.10	Purchase Price Allocation	129

8.11	Allocation of Transaction Tax Deductions	130

8.12	Intended Tax Treatment	131

8.13	Pre-Closing Reorganization Tax Matters	131

8.14	Survival	132

8.15	PRC Withholding Tax	132

8.16	Tax Covenants	132

ARTICLE IX EMPLOYEES		133

9.1	No Third Party Beneficiaries	133

ARTICLE X CONDITIONS TO CLOSING		133

10.1	Conditions of Purchaser and U.S. Purchaser	133

10.2	Conditions of Seller and U.S. Seller	134

10.3	Mutual Conditions	135

10.4	Failure of Conditions	136

ARTICLE XI TERMINATION		136

11.1	Termination	136

11.2	Notice of Termination	137

11.3	Effect of Termination	137

ARTICLE XII SURVIVAL; INDEMNIFICATION		138

12.1	Survival	138

12.2	Indemnification by Seller	138

12.3	Indemnification by Purchaser	140

12.4	Procedures	140

12.5	Exclusive Remedy	144

12.6	Additional Indemnification Provisions	144

12.7	Limitation on Liability	145

12.8	Tax Treatment of Indemnity Payments and Post-Closing Adjustments	146

12.9	Indemnification Obligations Net of Insurance Proceeds and Other Amounts	146

12.10	Indemnity Tax Benefit	148

12.11	Tax Gross-Up	148

12.12	Seller’s Waiver	148

ARTICLE XIII MISCELLANEOUS PROVISIONS		148

13.1	Expenses	148

13.2	Interpretation	149

13.3	Entire Agreement	150

13.4	Amendment and Waivers	150

13.5	Successors and Assigns	150

13.6	Governing Law	150

13.7	Jurisdiction; Venue; Service of Process	151

13.8	WAIVER OF JURY TRIAL	151

13.9	Specific Performance	152

13.10	Severability	152

13.11	Certain Releases	153

13.12	Seller Disclosure Schedule; Exhibits and Schedules	155

13.13	Notices	155

13.14	No Third-Party Beneficiaries	156

13.15	Provision Regarding Legal Representation	157

13.16	No Other Duties	157

13.17	Reliance on Counsel and Other Advisors	157

13.18	Public Announcements	157

13.19	Securities Law Filings	158

13.20	Guarantee	159

13.21	Counterparts	162

EXHIBIT A FORM OF TRANSITION SERVICES AGREEMENT

EXHIBIT B COMMERCIAL AGREEMENTS

EXHIBIT C FORM OF STOCKHOLDERS AGREEMENT

EXHIBIT D R&W BINDER AGREEMENT

EXHIBIT E-1 FORM OF NON-TRADEMARK INTELLECTUAL PROPERTY LICENSE AGREEMENT

EXHIBIT E-2 FORM OF TRADEMARK LICENSE AGREEMENT

EXHIBIT F FORM OF INBOUND LICENSE AGREEMENT

EXHIBIT G FORM OF INDIA SPA

SCHEDULE A ACCOUNTING PRINCIPLES

SCHEDULE B PRE-CLOSING REORGANIZATION STEPS PLAN

SCHEDULE C PRE-CLOSING REORGANIZATION TRANSFER PLAN

SCHEDULE D-1 ANTITRUST FILINGS

SCHEDULE D-2 FDI FILINGS

SCHEDULE E PURCHASE PRICE ALLOCATION

SCHEDULE F SPECIFIED CONTRACTS

SCHEDULE G INDIA CONDITION SUBSEQUENT

SCHEDULE H ENVIRONMENTAL MATTERS

SCHEDULE I SELLER INDEMNIFICATION MATTERS

SCHEDULE J TERMINATION OF CERTAIN CONTRACTS SCHEDULE

SCHEDULE K PRE-CLOSING REORGANIZATION MATTERS

v

TRANSACTION AGREEMENT

This Transaction Agreement, dated as of November 9, 2026, is made by and among (i) CNH INDUSTRIAL N.V., a Dutch public limited liability company (naamloze vennootschap) and tax resident of the United Kingdom (“Seller”), (ii) CNH INDUSTRIAL AMERICA LLC, a Delaware limited liability company (“U.S. Seller”), (iii) KOBELCO CONSTRUCTION MACHINERY CO., LTD., a Japanese corporation (“Purchaser”), (iv) KOBELCO CONSTRUCTION MACHINERY U.S.A. LLC, a Delaware limited liability company (“U.S. Purchaser”), and (v) KOBE STEEL, LTD., a Japanese corporation (“Guarantor”).

RECITALS

A. Seller holds, directly or indirectly, all of the equity interests of, or ownership interests in, the Acquired Entities (the “Acquired Interests”). The Acquired Entities and each of their respective Subsidiaries (and, following the completion of the transaction contemplated by the India SPA, CNH India) are referred to together as the “Acquired Companies” and each an “Acquired Company”. The Acquired Companies are engaged in the Business and following the completion of the Pre-Closing Reorganization and the consummation of the transactions contemplated by the India SPA, shall constitute the entirety of Seller’s operating segment engaged in the Business, together with the assets, rights, properties and interests to be provided pursuant to the Transition Services Agreement, the License Agreements, and the Commercial Agreements.

B. Prior to the Closing, Seller intends to undertake an internal reorganization (the “Pre-Closing U.S. Reorganization”) to ensure that (i) all of the assets set forth on the Pre-Closing Reorganization Transfer Plan primarily related to the U.S. Business (rather than the Non-U.S. Business), and only such assets (the “U.S. Acquired Assets”), (ii) all of the Liabilities set forth on the Pre-Closing Reorganization Transfer Plan primarily related to the U.S. Business, and only such Liabilities (the “U.S. Assumed Liabilities”), and (iii) the Acquired Interests of each U.S. Acquired Entity (the “U.S. Acquired Interests”), in each case of clauses (i) through (iii), will be transferred to Case Construction U.S. LLC, a Delaware limited liability company (“CE U.S. JV”) in accordance with, and subject to, Section 6.11. Immediately following the completion of the Pre-Closing U.S. Reorganization, U.S. Seller shall hold all of the equity interests of, or ownership interests in, CE U.S. JV (the “CE U.S. JV Interests”) and CE U.S. JV shall hold, directly or indirectly, all of the U.S. Acquired Assets, U.S. Assumed Liabilities, and U.S. Acquired Interests in accordance with the terms, and subject to the conditions, set forth in this Agreement.

C. Prior to the Closing, Seller intends to undertake an additional internal reorganization (the “Pre-Closing Non-U.S. Reorganization” and, together with the Pre-Closing U.S. Reorganization, the “Pre-Closing Reorganization”) to ensure that (i) all of the assets set forth on the Pre-Closing Reorganization Transfer Plan other than the U.S. Acquired Assets, and only such assets (the “Non-U.S. Acquired Assets” and, together with the U.S. Acquired Assets, the “Acquired Assets”), (ii) all of the Liabilities set forth on the Pre-Closing Reorganization Transfer Plan other than the U.S. Assumed Liabilities, and only such Liabilities (the “Non-U.S. Assumed Liabilities” and, together with the U.S. Assumed Liabilities, the “Assumed Liabilities”), and (iii) the Acquired Interests of each Non-U.S. Acquired Entity (and, following the completion of the transaction contemplated by the India SPA, including CNH India) (the “Non-U.S. Acquired Interests”), in each case of clauses (i) through (iii), will be transferred to Case Construction UK

Limited, a company incorporated and tax resident in the United Kingdom (“CE JV”) in accordance with, and subject to, Section 6.11. Immediately following the completion of the Pre-Closing Non-U.S. Reorganization, Seller shall hold all of the equity interests of, or ownership interests in, CE JV (the “CE JV Interests”) and CE JV shall hold, directly or indirectly, all of the Non-U.S. Acquired Assets, Non-U.S. Assumed Liabilities, and Non-U.S. Acquired Interests in accordance with the terms, and subject to the conditions, set forth in this Agreement.

D. Seller desires to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser desires to purchase from Seller, on the terms and subject to the conditions set forth in this Agreement, seventy percent (70%) (the “Acquisition Percentage”) of the CE JV Interests (the “CE JV Acquired Interests”).

E. U.S. Seller desires to sell, transfer, convey, assign and deliver to U.S. Purchaser, and U.S. Purchaser desires to purchase from U.S. Seller, on the terms and subject to the conditions set forth in this Agreement, the Acquisition Percentage of the CE U.S. JV Interests (the “CE U.S. JV Acquired Interests”).

F. A duly authorized committee of the Board of Directors of Seller and the Board of Directors of U.S. Seller have each approved and declared advisable this Agreement and the transactions contemplated hereby and determined that this Agreement and the transactions contemplated hereby are (i) with respect to Seller, in the best interests of Seller and its equityholders, and (ii) with respect to U.S. Seller, in the best interests of U.S. Seller and its equityholders.

G. The Board of Directors of Purchaser, the sole member of U.S. Purchaser, and the Board of Directors of Guarantor have each approved and declared advisable this Agreement and the transactions contemplated hereby and determined that this Agreement and the transactions contemplated hereby are (i) with respect to Purchaser, in the best interests of Purchaser and its equityholders, (ii) with respect to U.S. Purchaser, in the best interests of U.S. Purchaser and its sole member, and (iii) with respect to Guarantor, in the best interests of Guarantor and its equityholders.

H. On the date of this Agreement, Seller and Purchaser have delivered to each other duly executed counterparts of the employee matters agreement (the “Employee Matters Agreement”), regarding certain matters relating to employees and non-employee service providers of the Business.

I. On the date of this Agreement, Seller and Purchaser have delivered to each other duly executed counterparts of the France Put Option Agreement, pursuant to which Purchaser has granted Seller a put option in respect of the France Business.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants, and promises contained herein and other good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement:

“Accounting Principles” shall mean (i) the accounting principles, policies, treatments, categorizations, practices, methods, bases, and estimation techniques, and (ii) an illustrative example of a calculation of Net Working Capital, in each case of clauses (i) and (ii), set forth on Schedule A attached hereto.

“Acquired Assets” shall have the meaning set forth in Recital C.

“Acquired Company” or “Acquired Companies” shall have the meaning set forth in Recital A.

“Acquired Company Allocation Amount” shall have the meaning set forth in Section 8.10.

“Acquired Company Benefit Plan” shall mean each Benefit Plan that, at the relevant time, is sponsored, maintained, or contributed to solely by one or more Acquired Companies for the benefit of any Business Employee, Business Service Provider, or Former Business Service Provider.

“Acquired Company IP” shall mean (i) any and all Intellectual Property, excluding all Seller Group Patents and Seller Group Marks, used solely in connection with the Business, (ii) any and all Intellectual Property that is set forth on Schedule C-1(d) of the Pre-Closing Reorganization Transfer Plan, and (iii) the Acquired Trademarks.

“Acquired Company IT Assets” shall have the meaning set forth in the Pre-Closing Reorganization Transfer Plan.

“Acquired Company Registered IP” shall have the meaning set forth in Section 4.12(a).

“Acquired Company Source Code” shall have the meaning set forth in Section 4.12(j).

“Acquired Entities” shall mean each of the U.S. Acquired Entities and Non-U.S. Acquired Entities.

“Acquired Interests” shall have the meaning set forth in Recital A.

“Acquired Trademarks” shall mean Trademarks, other than any Seller Group Marks, that are used solely in connection with the Business, including any and all Trademarks disclosed on Schedule 4.12(a) of the Seller Disclosure Schedule.

“Acquisition Agreements” shall have the meaning set forth in Section 4.10(a)(iv).

“Acquisition Percentage” shall have the meaning set forth in Recital D.

“Acquisition Proposal” shall mean, other than the Transactions (including the transactions contemplated by the India SPA) or in connection with any transaction that results, directly or indirectly, in the change of control of Seller, any proposal or offer for, or any indication of interest in any direct or indirect (a) sale, lease, exchange, transfer, license or other disposition, in one or a series of related transactions, of all or a majority of the assets of the Business other than the sale of the Business’s products or services in the ordinary course of business, (b) acquisition, whether by share exchange, merger or in any other manner, by any Person or group of related Persons, in one or a series of related transactions, of any equity securities of any of the Acquired Companies, (c) any other transaction in respect of all or a portion of the Business or any of the Acquired Companies which results, directly or indirectly, in a change of control of the Business or any of the Acquired Companies or sale of any minority equity interest in the Business or any of the Acquired Companies, or (d) any other transaction or series of transactions which has substantially similar economic effects.

“Additional Material Contracts” shall have the meaning set forth in Section 4.10(a).

“Affiliate” as to any Person, shall mean any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) of a Person shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by ownership of equity interests or other voting securities, by Contract or otherwise.

“Agreement” shall mean this Transaction Agreement (including the Seller Disclosure Schedule and all other schedules and exhibits attached hereto), as it may be amended, restated, or otherwise modified from time to time in accordance with its terms.

“AI Laws” shall mean all laws governing the development and/or use of artificial intelligence, including Regulation (EU) 2024/1689, each to the extent in force and applicable to the Acquired Companies.

“AI Tools” shall have the meaning set forth in Section 4.13(b).

“Amended Accounts” shall have the meaning set forth in Schedule J.

“Anti-Corruption Laws” shall mean any Legal Requirements of any jurisdiction relating to or concerning the prevention or prohibition of bribery or corruption, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the (Indian) Prevention of Corruption Act, 1988, and the Brazilian Federal Law No. 12,846/2013 (Brazilian Anti-Corruption Law) and its respective regulation (Brazilian Federal Decree No. 11,129/2022) or the regulations promulgated thereunder.

“Anti-Money Laundering Laws” shall mean any Legal Requirements of any jurisdiction relating to or concerning the prohibition of money laundering, counter-terrorist financing or auditor record keeping and reporting requirements relating to money laundering or counter-terrorist financing, including the U.S. Money Laundering Control Act of 1986; the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, Title III of Pub. L. 107-56, signed into law on October 26, 2001 (commonly known as the USA PATRIOT Act); the Swiss Criminal Code of 21 December 1937; the Brazilian Federal Law No. 9,613, of March 3, 1998 (Brazilian Money Laundering Law); and the (Indian) Prevention of Money Laundering Act 2002.

“Anti-Social Force” shall mean, collectively, any organized crime group (bouryokudan), organized crime group member (bouryokudan-in), Person for whom five (5) years have not passed since the day on which such Person ceased to be an organized crime group member, quasi-organized crime group member (bouryokudan-jun-kouseiin), Person associated with an organized crime group (bouryokudan-kankei-kigyou), corporate extortionist (soukai-ya), social/political movement racketeer (shakaiundou-tou-hyoubou-goro), highly-sophisticated crime syndicate (tokushu-chinou-bouryoku-shuudan), or any other Person that pursues economic profits through the use of violence, threats or fraud or other unlawful means, and any Person that is controlled by, controls, or is under common control with, or acts for or on behalf of any of the foregoing, including any similar Persons in foreign jurisdictions.

“Antitrust Filings” shall mean the clearances, approvals, expirations, or terminations of waiting periods set forth in Schedule D-1.

“Antitrust Law” shall mean the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, and any other federal, state, local, foreign, multinational or supranational Legal Requirement designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, anti-competitive conduct, unfair competition or transactions that may lessen competition.

“Assumed Liabilities” shall have the meaning set forth in Recital C.

“Available Insurance Policies” shall have the meaning set forth in Section 6.8(c).

“Bankruptcy and Equity Exception” shall mean the effect on enforceability of (a) any Legal Requirement relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Legal Requirement relating to or affecting creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at law).

“Benchmark Time” shall mean 12:01 a.m., Eastern Standard Time, on the Closing Date.

“Beneficial Rights” shall have the meaning set forth in Section 6.11(c).

“Beneficial Obligations” shall have the meaning set forth in Section 6.11(c).

“Benefit Plan” shall mean, whether written or unwritten, each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (b) each employment, individual consulting, severance or similar contract, plan, agreement, arrangement or policy, and (c) each other benefit or compensation plan, policy, program, practice, agreement or arrangement, including any equity, equity-based, phantom equity, stock option or other stock related rights, retirement, defined benefit, defined contribution, profit sharing, bonus, commission, incentive, severance, retiree or post-retirement health and welfare, separation, change in control, transaction, retention, deferred compensation, fringe benefit, vacation, paid time off, medical, health, welfare, dental, life, disability, any profit-sharing and results-sharing program (Programa de Participação nos Resultados – PPR) pursuant to Brazilian Federal Law No. 10,101/2000, private pension plan (previdência complementar), meal and food vouchers (vale-refeição/vale-alimentação), transportation voucher (vale-transporte), provident fund, gratuity, leave encashment, superannuation, pension arrangements, or other similar compensation or benefit plan, program, policy, practice, agreement or arrangement; provided that “Benefit Plan” excludes any such plan, program or arrangement that is maintained or sponsored or otherwise required to be maintained or sponsored by a Governmental Authority.

“Business” shall mean the business of researching, developing, servicing, designing, manufacturing, assembling, providing, promoting, marketing, selling, supplying or distributing construction equipment and associated machinery, vehicles, components, attachments, parts, accessories or services, as undertaken by Seller and its Affiliates (including the Acquired Companies and CNH India) in any jurisdiction throughout the world as of the date of this Agreement or in the twelve (12) months prior to the date of this Agreement (together with any associated after sales, warranty, maintenance, repair, upgrade, enhancement, or refurbishment activities, in each case, to the extent primarily related to or primarily used or held for use in connection with such construction equipment business): (a) under the brands set forth on Schedule 1.1(a)(i) of the Seller Disclosure Schedule and/or (b) in connection with the products set forth on Schedule 1.1(a)(ii) of the Seller Disclosure Schedule; provided that the “Business” shall exclude (i) the Corporate Functions, (ii) the Capital Business, (iii) the Agriculture Business, and (iv) the items set forth on Schedule 1.1(a)(iii) of the Seller Disclosure Schedule.

“Business Day” shall mean any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required to be closed in either (i) the United States, (ii) the United Kingdom, (iii) Italy, or (iv) Japan.

“Business Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Business Service Provider” shall have the meaning set forth in the Employee Matters Agreement.

“Cap” shall have the meaning set forth in Section 12.7(b).

“Capital Business” shall mean the global financial services business conducted by Seller and its Affiliates, including the provision, origination, underwriting, servicing and management of retail, wholesale and dealer financing, rental and leasing programs, insurance and protection products and services, and other financing products and services supporting the sale, distribution, rental, leasing and use of equipment, parts, service, implements and attachments by Seller and its Affiliates, together with all related treasury, funding, securitization, capital markets, collections, credit, and risk management activities.

“Cash” shall mean, as of the time of determination, an amount equal to, without duplication, the aggregate amount of all cash and cash equivalents, investment accounts and marketable investments of the Acquired Companies and CNH India (which, for the avoidance of doubt (x) excludes Restricted Cash and (y) includes Minimum Cash) plus (a) the aggregate amount of checks, wires, transfers and drafts for cash or cash equivalents (other than Restricted Cash) received or deposited for the account of the Acquired Companies and CNH India, but only to the extent the associated receivable is not included as a current asset in the calculation of Net Working Capital as of the Benchmark Time, plus (b) any amount treated as Cash pursuant to Section 1(e) of Schedule J, minus (c) the aggregate amount of any and all overdrafts, outstanding checks, and wires in transit, but only to the extent the associated payable is not included as a current liability in the calculation of Net Working Capital as of the Benchmark Time, in each case, determined in accordance with the Accounting Principles and provided that an amount of Cash in the amount of the CNH India Purchase Price shall be excluded.

“CE Census” shall mean that certain census file set forth on Schedule 1.1(b) of the Seller Disclosure Schedule setting forth the employees and non-employee individual service providers of the Seller and its Affiliates who work primarily or exclusively for the Business as of the date hereto.

“CE JV” shall have the meaning set forth in Recital C.

“CE JV Acquired Interests” shall have the meaning set forth in Recital D.

“CE JV Interests” shall have the meaning set forth in Recital C.

“CE U.S. JV” shall have the meaning set forth in Recital B.

“CE U.S. JV Acquired Interests” shall have the meaning set forth in Recital D.

“CE U.S. JV Interests” shall have the meaning set forth in Recital B.

“CFIUS” shall mean the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” shall have the meaning set forth in Schedule D-2.

“CFIUS Declaration” shall mean a declaration with respect to the transactions contemplated by this Agreement, prepared by the parties hereto and submitted to CFIUS in accordance with the requirements of the DPA.

“CFIUS Notice” shall mean a joint voluntary notice with respect to the transactions contemplated by this Agreement, prepared by the parties hereto and submitted to CFIUS in accordance with the requirements of the DPA.

“CFIUS Turndown” shall mean, if a CFIUS Notice has been filed, (a) CFIUS shall have notified the parties hereto in writing that CFIUS intends to send a report to the President of the United States recommending that he act to suspend or prohibit the transactions contemplated by this Agreement, and (b) Seller and Purchaser both make a determination in good faith that CFIUS Approval is unlikely to be obtained on terms acceptable to the parties hereto (as provided in this Agreement) and each of Seller and Purchaser provide written notice to the other parties hereto of such determination.

“Claim” shall mean a claim for indemnification, compensation or reimbursement of a Purchaser Indemnified Party for Losses pursuant to Article XII.

“Claim Notice” shall have the meaning set forth in Section 12.4(a).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Conditions” shall mean the conditions to the respective obligations of the parties hereto to consummate the Transactions, as set forth in Article X.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Purchase Price” shall have the meaning set forth in Section 2.3(a).

“Closing Transaction Expenses” shall mean, solely to the extent unpaid as of the Benchmark Time and without duplication: (i) the fees, costs and expenses (including commission expenses) of brokers, finders, investment banks, counsel, advisors and consultants, accountants and auditors, and experts incurred or to be incurred by the Acquired Companies in connection with the Transactions, (ii) all transaction, “single trigger” sale, retention, change-of-control, severance, or similar bonuses, payments, amounts, or benefits due, owing, or payable or required to be paid by any Acquired Company to any Business Employee, Business Service Provider, or Former Business Service Provider as a result of the execution and delivery of this Agreement or the consummation of the Transactions (excluding, in each case, any obligations that are, in each case, triggered solely by an action taken by Purchaser after the Closing or any actions taken by the Acquired Companies or the Seller Group prior to the Closing solely due to the express written request or direction of Purchaser, except as otherwise expressly provided in the Transaction Documents), together with the employer portion of any payroll or similar Taxes relating to any such payments described in this clause (ii), and any amounts payable to gross-up or make-whole any individual for any Taxes imposed on the payments described in this clause (ii), (iii) the Pre-Closing Reorganization Costs, and (iv) the R&W Insurance Seller Cost. It is agreed and understood that any item that is included in Closing Transaction Expenses shall not be included as a current liability for purposes of calculating Net Working Capital as of the Benchmark Time or as an item of Indebtedness as of the Benchmark Time.

“CNH Capital Entities” shall mean, collectively, Seller and its Affiliates providing financial services.

“CNH India” shall mean Case New Holland Construction Equipment (India) Private Limited, an Indian private limited company.

“CNH India Purchase Price” shall mean the higher of: (a) the arm’s length price and (b) the tax fair market value of the equity securities of CNH India, in each case as set forth in the Valuation Report. The CNH India Purchase Price and the consideration payable under the India SPA shall be subject to Section 7.5.

“CNH India Sale Taxes” shall mean Taxes arising to or payable by CE JV arising out of the acquisition of the shares of CNH India pursuant to the U.S. Seller India SPA, including any Liability arising from CE JV being treated as an assessee in default, representative assessee or otherwise in respect of any Taxes payable by U.S. Seller in connection with such sale of shares of CNH India to CE JV pursuant to the U.S. Seller India SPA.

“CNH Industrial Technology” shall mean CNH Industrial Technology Services (India) Private Limited.

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” shall mean any collective bargaining agreement, works council agreement or other similar labor-related agreement or arrangement with any labor or trade union, works council, employee representative or association or other labor organization, representing or purporting to represent any Business Employee by which any Business Employee is covered or bound, or to which any Acquired Company, or with respect to the Business, any member of the Seller Group, is a party.

“Commercial Agreements” shall mean the commercial agreements listed in Exhibit B.

“Condition Satisfaction Date” shall mean the date on which the Closing Conditions, other than those conditions which, by their terms or nature, are to be satisfied at the Closing, are satisfied or, to the extent permitted by Legal Requirements, so waived in writing.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated January 19, 2026, by and among Seller, Purchaser, and Guarantor.

“Consent” shall mean any consent, approval, authorization, waiver, or similar action of any Person.

“Consultation Period” shall have the meaning set forth in Section 2.4(d).

“Contagion Event” shall mean the outbreak and ongoing effects of a contagious disease, epidemic, or pandemic.

“Contract” shall mean any agreement, contract, instrument, obligation, promise, understanding, arrangement, commitment or undertaking of any nature that is legally binding on any Person or any part of such Person’s property under Legal Requirements, other than a Permit.

“Cooperation Request Deadline” shall have the meaning set forth in Section 2.4(a).

“Co-Owned Acquired Company Registered IP” shall have the meaning set forth in Section 4.12(a).

“Copyleft Terms” shall mean any terms of any license for Open Source Software that requires, as a condition of or in connection with any use, modification, reproduction, or distribution of any Open Source Software licensed thereunder (or any Proprietary Software that is used by, incorporated into or includes, relies on, is linked to or with, is derived from, or is distributed with such Open Source Software), any of the following: (a) the disclosing, making available, distribution, offering or delivering of source code or any information regarding such Proprietary Software for no or minimal charge; (b) the granting of permission for creating modifications to or derivative works of such Proprietary Software; (c) the granting of a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any third party under Intellectual Property rights (including Patents) regarding such Proprietary Software (whether alone or in combination with other hardware or Software); or (d) the imposition of restrictions on future patent licensing terms, or other abridgement or restriction of exercise or enforcement of any Intellectual Property rights through any means.

“Corporate Functions” shall mean any and all general corporate functions provided by the Seller Group either directly or indirectly to the Acquired Companies or for the Business as of immediately prior to the Closing that are related to finance, accounting, tax, human resources, employee benefits, insurance and risk management, treasury, operational, environmental health and safety, facilities management and security, legal, information technology and information security (including cybersecurity), purchasing, procurement, supply chain management and similar functions.

“Current Insurance” shall have the meaning set forth in Section 7.3(b).

“D&O Indemnitee” shall have the meaning set forth in Section 7.3(a).

“Data Room” shall mean the virtual data room hosted by Intralinks on behalf of Seller.

“Data Security Requirements” shall have the meaning set forth in Section 4.13(a).

“Deal Communications” shall have the meaning set forth in Section 13.15.

“Deductible” shall have the meaning set forth in Section 12.7(b).

“Deferred Item” shall have the meaning set forth in Section 6.11(c).

“Deferred Liability” shall have the meaning set forth in Section 6.11(c).

“Degrouping Tax Liabilities” shall mean any liability in respect of Tax of an Acquired Company whenever arising as a result of either the execution or closing of this Agreement that will result in any asset, right or liability being deemed to have been disposed of and re-acquired by any Acquired Company (including without limitation pursuant to section 179 of the UK Taxation of Chargeable Gains Act 1992, Part 5 of Chapter 4, Part 7 of Chapter 5 and/or Part 8 of Chapter 9 of the UK Corporation Tax Act 2009) or will result in the clawback of any group relief, reconstruction relief and/or allowance previously given or claimed.

“Direct Claim” shall have the meaning set forth in Section 12.4(f).

“Disputed Item Reports” shall have the meaning set forth in Section 2.4(d).

“Disputed Items” shall have the meaning set forth in Section 2.4(d).

“DOJ” shall mean the United States Department of Justice.

“DPA” shall mean Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations issued and effective thereunder.

“Draft Valuations” shall have the meaning set forth in Section 8.10.

“Employee Matters Agreement” shall have the meaning set forth in Recital H.

“Employment Practices” shall have the meaning set forth in Section 4.15(c).

“Encumbrance” shall mean any lien, pledge, claim, hypothecation, charge, mortgage, deed of trust, easement, servitude, purchase agreement, option, security interest, right of first refusal, indentures, right of way, encroachment, license or lease of real property to third parties, or similar encumbrance.

“Environmental Authorizations” shall have the meaning set forth in Section 4.19(a).

“Environmental Law” shall mean any Legal Requirement, in effect on or prior to the Closing Date, relating to pollution, protection of the environment or natural resources, or human health or safety, including the generation, manufacture, use, handling, transportation, treatment, storage, sale, import, disposal, Release or threat of Release, labeling of, or exposure to, Hazardous Materials, and extended producer responsibility obligations.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean all employers (whether or not incorporated) that would be treated together with any other employer (whether or not incorporated) as a “single employer” within the meaning of Section 414 of the Code.

“Estimated Closing Statement” shall have the meaning set forth in Section 2.3(a).

“Exchange Act” shall have the meaning set forth in Section 4.2(a).

“Extended Outside Date” shall have the meaning set forth in Section 11.1(d).

“FDI Filings” shall mean those applications, filings, notices, submissions or written notifications to the relevant Governmental Authority seeking foreign investment approval as listed in Schedule D-2.

“FEMA” shall have the meaning set forth in Section 4.4(f).

“Final Closing Indebtedness” shall have the meaning set forth in Section 2.4(e).

“Final Closing Net Working Capital” shall have the meaning set forth in Section 2.4(e).

“Final Closing Statement” shall have the meaning set forth in Section 2.4(e).

“Final Closing Transaction Expenses” shall have the meaning set forth in Section 2.4(e).

“Final Overage” shall have the meaning set forth in Section 2.4(f).

“Final Purchase Price” shall have the meaning set forth in Section 2.4(e).

“Final Underage” shall have the meaning set forth in Section 2.4(g).

“Financial Statements” shall mean the Unaudited Financial Statements and the Unaudited Interim Financial Statements.

“Foreign Benefit Plan” shall have the meaning set forth in Section 4.16(a).

“Former Business Service Provider” shall have the meaning set forth in the Employee Matters Agreement.

“Fraud” shall mean common law fraud under the Legal Requirements (including common law) of the State of Delaware in the making of a representation or warranty expressly stated in this Agreement or by delivery of a certificate pursuant to this Agreement.

“France Acquired Assets” shall mean the Acquired Assets to the extent they relate to the France Business.

“France Acquired Entities” shall mean the Acquired Entities with a country designation of “France” on the Pre-Closing Reorganization Steps Plan.

“France Assumed Liabilities” shall mean the Assumed Liabilities to the extent they relate to the France Business.

“France Business” shall mean any part of the Business carried out in France or owned by an entity incorporated in France.

“France Employees” shall mean the Employees employed by France Acquired Entities prior to Closing.

“France Put Option” shall mean the put option in respect of the France Acquired Assets pursuant to the France Put Option Agreement.

“France Put Option Agreement” shall mean that certain Put Option Agreement, dated the same date as this Agreement, by and between the Seller and Purchaser in respect of the France Put Option.

“France Put Option Exercise” shall mean the exercise of the France Put Option pursuant to the France Put Option Agreement.

“French Purchase Price” has the meaning set forth in Schedule E.

“French Works Council(s)” shall have the meaning set forth in Section 6.11(h).

“FTC” shall mean the United States Federal Trade Commission.

“FTC Act” shall have the meaning set forth in the definition of Privacy Laws.

“GAAP” shall mean the generally accepted accounting principles in the United States in effect from time to time, consistently applied.

“Government Contract” shall mean any Contract, including purchase, task, or delivery orders, between (a) any Acquired Company or, to the extent related to the Business, Seller or any of its Subsidiaries, on the one hand, and (b) any Governmental Authority or any prime contractor of any Governmental Authority in its capacity as a prime contractor, on the other hand.

“Governmental Approvals” shall have the meaning set forth in Section 6.6(a)(i).

“Governmental Authority” shall mean any United States federal, state or local, or any non-U.S. government, or political subdivision thereof, or any multinational organization or authority, or any other nation or government, any international or foreign or domestic state, state, federal, provincial, territorial, cantonal, regional, municipal, local or other subdivision thereof, and any instrumentality or official thereof, any court or tribunal (or any department, bureau or division thereof), or any arbitral body, in each case, exercising any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.

“Government Official” shall mean (a) any director, officer, employee, or representative of any Governmental Authority; (b) any Person acting in an official capacity for or on behalf of any Governmental Authority; or (c) any political party, party official, or candidate for political office.

“Guarantee” shall have the meaning set forth in Section 13.20(a).

“Guaranteed Obligations” shall have the meaning set forth in Section 13.20(a).

“Guarantor” shall have the meaning set forth in the Preamble.

“Hazardous Materials” shall mean any and all (a) petroleum, petroleum products, petroleum by-products or petroleum breakdown products, hydrocarbons, trichloromethane, trichloroethylene, radioactive materials, asbestos and/or asbestos-containing materials, including asbestos cement, lead and lead-based paint, per-and polyfluoroalkyl substances, toxic mold in quantities or concentrations that exceed applicable health standards or guidelines, radon, or polychlorinated biphenyls and (b) radiation, odor, chemical, material or substance defined or regulated as hazardous, toxic, a pollutant or a contaminant, or words of similar meaning or regulatory effect or for which Liability or standards of conduct may be imposed under any applicable Environmental Law.

“HR Knowledge Personnel” shall have the meaning set forth in Section 4.16(a).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” shall mean the International Financial Reporting Standards, as issued by the International Accounting Standards Board, consistently applied.

“Inbound License Agreement” shall mean that certain inbound license agreement to be entered substantially in the form attached hereto as Exhibit F.

“Income Tax” shall mean any Taxes imposed on or determined with reference to net income, net profits, or net gains, profits, or receipts (including any franchise, tax collection at source or withholding Taxes imposed in lieu or any other similar Taxes thereof, and any top-up tax, income inclusion rule tax, undertaxed profits rule tax, or qualified domestic minimum top-up tax imposed under or pursuant to any legislation implementing the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting global anti-base erosion rules (Pillar Two)).

“Indebtedness” shall mean, without duplication with respect to the Acquired Companies: (a) the unpaid principal amount of and accrued interest in respect of indebtedness for borrowed money, whether secured or unsecured, (b) all obligations that are evidenced by a note, bond, draft, mortgage, debenture or similar debt instrument or security, (c) all obligations under or pursuant to leases which are capitalized or in accordance with the Accounting Principles are required to be capitalized (which, for the avoidance of doubt, excludes any obligations under any operating leases that may be required to be recorded on a balance sheet in accordance with the Accounting Principles, including those items set forth on Schedule 1.1(c) of the Seller Disclosure Schedule), (d) all obligations in respect of lines of credit, bankers’ acceptances, surety and performance bonds and guarantees, and similar obligations, in each case, solely to the extent drawn or called, (e) the net obligations under derivative financial instruments, including hedges (except for ordinary-course hedges), currency and interest rate swaps and similar instruments and arrangements, determined on a mark-to-market basis as of the Benchmark Time, (f) the Pre-Closing Income Tax Amount, (g) any Taxes (including any capital gains Taxes and withholding Taxes imposed in respect of any direct or indirect transfer) attributable to the Pre-Closing Reorganization or any Pre-Closing Reorganization Step that are payable by any Acquired Company (net of any refunds of such Taxes actually received in cash by an Acquired Company prior to the Benchmark Time), (h) all unfunded obligations or funding deficits with respect to any Benefit Plan as of the Benchmark Time, solely to the extent relating to Transferred Employees and economically transferred as part of the Business as a consequence of the transactions contemplated by this Agreement, being the amount (if any) by which (1) the liabilities of such Benefit Plan, determined as of the Benchmark Time, and measured (x) in accordance with the measure of liabilities prescribed under the Legal Requirements of the jurisdiction in which such Benefit Plan is maintained for purposes of determining whether such Benefit Plan satisfies the minimum funding requirements applicable to it, or (y) if no such measure is so prescribed under such Legal Requirements, as the actuarial present value of the benefits attributable to service rendered up to the Benchmark Time (being the accumulated benefit obligation (ABO) of such Benefit Plan), exceeds (2) the fair market value as of the Benchmark Time of the assets of such Benefit Plan that are Acquired Assets (which, in the case of any unfunded Benefit Plan, shall be zero), in each case of clauses (x) and (y), as calculated by a qualified actuary, using actuarial assumptions reflecting facts and circumstances, including market conditions, existing as of the Benchmark Time, including, without limitation, any and all funding deficits with respect to any of the following Benefit Plans, (A) Germany O&K Direct Pension Promise, (B) Germany O&K Support Fund, (C) Germany ThyssenKrupp Direct Pension Promise, (D) Germany ThyssenKrupp Support Fund, (E) Germany S&S Direct Pension Promise, (F) Germany S&S Support Fund, (G) Germany S&S Anniversary Bonus, (H) Germany Poclain, (I) Germany Support Fund, (J) Germany Individual Contributions, (K) Germany Executive, (L) Germany General, (M) Germany Traktoren, (N) Germany New Holland, (O) Germany UMU

FNH, (P) Germany Deutschland Anniversary Bonus, and (Q) Germany Deutschland Old Age Part Time, (i) all obligations with respect to (A) all owed but unpaid severance with respect to any employee or service provider of the Acquired Companies whose employment or engagement with the Acquired Companies was terminated prior to the Closing (other than any such severance obligations incurred as a result of actions taken by the Acquired Companies or the Seller Group at the express request or direction of Purchaser), and (B) accrued but unfunded gratuity, leave encashment, and statutory bonus liabilities, and any unpaid Employee Provident Fund and Employee State Insurance contributions, and (C) all funding deficits in respect of a PPR or the FGTS as set forth in Section 5.4(c) of the Employee Matters Agreement, and in the case of each of (A), (B) and (C), together with the employer portion of any employment or payroll, social security, unemployment or similar Taxes payable in connection therewith, (j) all deferred purchase price obligations, earn-out obligations, seller financing obligations, or similar contingent payment obligations of any Acquired Company (other than trade accounts payable in the ordinary course), in each case, only to the extent accruals or reserves for such obligation are required to be established on the books and records of the applicable Acquired Company in accordance with the Accounting Principles, (k) all declared dividends of the Acquired Companies to the extent unpaid, together with any accrued withholding Taxes with respect thereto, (l) all accounting reserves for claims related to Proceedings involving any of the Acquired Companies, (m) all accrued environmental and restructuring reserves of the Acquired Companies, (n) any amounts outstanding under intercompany obligations owed by the Acquired Companies, on the one hand, to Seller or any of its Affiliates (other than an Acquired Company), on the other hand, that are not otherwise settled or eliminated pursuant to Section 6.15, (o) guarantees of any Acquired Company with respect to any indebtedness of any other Person of a type described in clauses (a) through (n) above, (p) with respect to any indebtedness of a type described in clauses (a) through (o) above, all prepayment premiums, penalties, breakage costs, unwind costs, termination costs, redemption costs, or other expenses or charges in connection with the prepayment, repayment, redemption, or payoff thereof, (q) any amount treated as Indebtedness pursuant to Section 1(e) of Schedule J, and (r) fifty percent (50%) of all filing fees incurred in connection with any Regulatory Filings; provided, however, that, in no event will Indebtedness include: (i) any indebtedness incurred by any Acquired Company, on the one hand, that is owed to any other Acquired Company, on the other hand, (ii) any amounts under existing lines of credit and revolving credit facilities to the extent not drawn or called, (iii) any amount that is included as a Closing Transaction Expense as of the Benchmark Time or a current Liability for purposes of calculating Net Working Capital as of the Benchmark Time, (iv) any fees or expenses of, or expenses initiated at the express written request of, Purchaser or any of its Affiliates and not otherwise required to be incurred by Seller or any of its Affiliates under this Agreement, whether related to the Transactions or otherwise, or (v) no item or amount shall be double-counted in the calculation of Indebtedness. For the purposes of the definition of “Indebtedness” the terms “Acquired Entities” and “Acquired Companies” shall be deemed to include CNH India.

“Indemnified Party” shall mean a party entitled to seek indemnification under Article XII.

“Indemnified Party Defense Matter” shall have the meaning set forth in Section 12.4(c).

“Indemnifying Party” shall mean a party hereto from whom indemnification or recovery is sought under Article XII.

“Indemnity Payment” shall have the meaning set forth in Section 12.9(a).

“Indemnity Tax Benefit” shall mean the amount by which the Taxes paid or payable by Purchaser and the Acquired Companies, ignoring any items of deduction, credit, or loss generated by the event giving rise to the Losses, exceeds the amount of Taxes paid or payable by Purchaser and the Acquired Companies, taking into account any items of deduction, credit, or loss generated by the event giving rise to the Losses, assuming that any such item of deduction, credit, or loss is the last such item of deduction, credit, or loss on any Tax Return in Purchaser’s reasonable discretion.

“India Closing Date” shall mean the date on which the transactions contemplated by the India SPA are consummated in accordance with Section 7.5.

“India Conditions Subsequent” shall have the meaning set forth in Section 7.6.

“India Representations” shall have the meaning set forth in Article IV.

“India Seller” shall mean CNH Industrial (India) Private Limited, an Indian private limited company.

“India Seller India SPA” shall have the meaning set for in the definition of India SPA.

“India SPA” shall mean, collectively, that (i) certain share purchase agreement to be entered into by and among CNH India, U.S. Seller and CE JV (the “U.S. Seller India SPA”), and (ii) certain share purchase agreement to be entered into by and between CNH India, India Seller and CE JV (the “India Seller India SPA”), in each case, substantially in the form attached hereto as Exhibit G.

“Indian Income Tax Act” shall have the meaning set forth in Section 4.17(cc).

“Initial Outside Date” shall have the meaning set forth in Section 11.1(d).

“Insurance Policies” shall have the meaning set forth in Section 4.28.

“Insurance Proceeds” shall have the meaning set forth in Section 12.9(a).

“Insured Persons” shall have the meaning set forth in Section 7.3(b).

“Intellectual Property” shall mean any and all of the following in any jurisdiction throughout the world, whether registered or unregistered: (a) patents, utility models, industrial designs, patent applications, including provisional and international applications, and all related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions and reexaminations, and any and all foreign counterparts and all rights in any of the foregoing (collectively, “Patents”), (b) trade secrets and other confidential and proprietary know-how, information, ideas, inventions, processes, formulae, models and methodologies (collectively, “Trade Secrets”), (c) trademarks, service marks, trade names, Internet domain names, logos, slogans, corporate names, trade dress, and other similar designations of source or origin, and all registrations and applications for registration of the foregoing, together with the goodwill symbolized by and arising out of the use of any of the foregoing (collectively, “Trademarks”), (d)

copyrights, works of authorship, copyrightable subject matter (whether registered or unregistered), moral and similar rights, all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications (collectively, “Copyrights”), (e) other intellectual property or industrial property rights, including common law rights, (f) rights of any kind accruing under any of the foregoing provided by applicable law of any jurisdiction, by international treaties and conventions, and otherwise, throughout the world, (g) royalties, fees, income, payments, and other proceeds now or hereafter due or payable with respect to any and all of the foregoing, and (h) claims and causes of action with respect to any of the foregoing, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal and equitable relief for past, present, and future infringement, dilution, misappropriation, violation, misuse, breach, or default, with the right but not the obligation to sue for such legal and equitable relief and to collect, or otherwise recover, any such damages.

“Intended Tax Treatment” shall have the meaning set forth in Section 8.12.

“Intended Transferee” shall have the meaning set forth in Section 6.11(c).

“Interim Breach” shall mean any breach or inaccuracy of any representations or warranties made by Seller in Article IV of this Agreement as of the Closing Date resulting from an occurrence, or non-occurrence, of any event or circumstance after the date of this Agreement and prior to the Closing, which are not covered under the R&W Insurance Policy because Purchaser had knowledge of such breach or inaccuracy at or prior to the Closing, in each case, to the extent that the R&W Insurance Policy would have covered such Losses had Purchaser not had knowledge of such breach or inaccuracy at or prior to Closing.

“Interim Period” shall have the meaning set forth in Section 6.1(a).

“Investment Screening Laws” shall mean any applicable United States or non-United States Legal Requirement intended to screen, prohibit, or regulate foreign investments on public interest or national security or similar grounds.

“IP Contract” shall mean any (a) Contract pursuant to which any Acquired Company has granted to any Person a license to or right to use, covenant not to sue, immunity or other right with respect to or under, any Acquired Company IP, other than (i) licenses of Acquired Company IP granted by an Acquired Company on a standard form non-exclusive basis to a customer in connection with business or sales Contracts entered into in the ordinary course of business or (ii) other Contracts in which grants of rights to use Intellectual Property are non-exclusive, incidental and not material to the performance under such Contract to the Business; (b) Contracts pursuant to which any Acquired Company has been granted a license to or right to use, covenant not to sue, immunity or other right with respect to or under any Intellectual Property of any third party, other than (i) licenses of commercially available off-the-shelf software that have not been modified or customized for the Acquired Companies in any material respect and is licensed to an Acquired Company for a one-time or annual fee of five hundred thousand dollars ($500,000) or less; (ii) other Contracts in which grants of rights to use Intellectual Property are non-exclusive, incidental and not material to the performance under such Contract to the Business; and (iii) licenses of Open Source Software; (c) consent, settlement and coexistence agreement and Order governing the ownership, use, validity or enforceability of Acquired Company IP; and (d) Contract pursuant to which (i) any Acquired Company agrees to develop or create any material Intellectual Property for a third party or (ii) any material Acquired Company IP was developed or created by a third party (other than work made for hire or invention assignment agreements with employees or contractors of Seller Group on standard forms made available to Purchaser without any material exceptions or deviation).

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean all computers, computer software, systems, hardware, firmware, middleware, networks, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation.

“Italian Pre-Closing Reorganization” shall mean the procedure contemplated under the Pre-Closing Reorganization Steps Plan, pursuant to which (i) the Business unit of CNH Industrial Italia S.p.A., including the relevant Business Employees, will be contributed to Italian Newco, subject to the requirements and trade union information and consultation procedures set forth in Article 2112 of the Italian Civil Code and Article 47 of Law No. 428/1990, (ii) CNH Industrial Italia S.p.A. then distributes 100% of its equity interests in each of Italian Newco and Sampierana S.p.A. to the CNHI N.V. Italian Branch, and (iii) CNHI N.V. Italian Branch transfers 100% of the equity interests in each of Italian Newco and Sampierana S.p.A. to Seller, and (iv) Seller transfers all such equity interests to CE JV (it being understood that the steps under clause (ii) through (iv) above may be implemented separately and at different times with respect to each of Italian Newco and Sampierana S.p.A. and, in particular, that such steps with respect to Sampierana S.p.A. may be implemented prior to the step under clause (i) above), so that, upon completion of the Italian Pre-Closing Reorganization, CE JV will directly hold 100% of the equity interests of Italian Newco and Sampierana S.p.A. and indirectly hold the Acquired Assets and Assumed Liabilities with respect to the Business in Italy, in each case, subject to supplement, amendment or modification of the Pre-Closing Reorganization Steps Plan in accordance with Section 6.11(b).

“Italian Business Employees” shall mean each Business Employee located in, or subject to the employment Legal Requirements of, Italy.

“Italian Civil Code” shall mean the Italian Civil Code, approved by Royal Decree No. 262 of 16 March 1942 (Regio Decreto 16 marzo 1942, n. 262), as subsequently amended and supplemented.

“Italian Contribution Effective Date” shall mean the date on which the Italian Pre-Closing Reorganization becomes legally effective.

“Italian NewCo” shall mean the Italian limited liability company to be incorporated by CNH Industrial Italia S.p.A. as part of the Pre-Closing Reorganization.

“Italian Tax Clearance Certificate” shall have the meaning set forth in Section 8.13.

“Key Customer” shall mean each of the top twenty (20) customers of the Business who receive goods or services of the Business through Contracts directly with one or more of the Acquired Companies (or as it relates to the Business, the Seller Group), determined on the basis of aggregate revenue of the Business, for each of (i) the twelve (12) month period ended December 31, 2025, and (ii) the six-month period ended June 30, 2026, in each case as set forth on Schedule 4.25(a)(i) of the Seller Disclosure Schedule.

“Key Employee” or “Key Employees” shall mean each Business Employee identified as a Key Employee on Schedule 1.1(d) of the Seller Disclosure Schedule.

“Key Supplier” shall mean each of the top twenty (20) suppliers or vendors of the Business who provide goods or services to the Business through Contracts directly with one or more of the Acquired Companies (or as it relates to the Business, the Seller Group), determined on the basis of the aggregate spend of the Business, for each of (i) the twelve (12) month period ended December 31, 2025, and (ii) the six-month period ended June 30, 2026, in each case as set forth on Schedule 4.25(a)(i)(B) of the Seller Disclosure Schedule.

“Latest Balance Sheet” shall have the meaning set forth in Section 4.5(a).

“Law 428/1990” shall mean Article 2112 of the Italian Civil Code and Article 47 of Law No. 428 of 29 December 1990.

“Leased Real Property” shall mean all real property that is taken on lease, license or sublease by any Acquired Company or member of the Seller Group pursuant to the Real Property Leases identified on Schedule 1.1(e) of the Seller Disclosure Schedule, together with all rights and interests (including if applicable easements) of the lessee appurtenant thereto.

“Legal Requirement” shall mean any applicable supranational, national, federal, state, regional, provincial, local or municipal constitution, statute, law, treaty, convention, protocol, ordinance, regulation, rule, code, policy, Order, directive, decree or enforceable or binding requirement or regulation of any Governmental Authority and all judicial interpretations thereof or any other requirement or rule of law (including common law) promulgated by a Governmental Authority.

“Liabilities” shall mean any and all Indebtedness, liabilities, guarantees, assurances, commitments and obligations of any kind or nature, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, determined or determinable, due or to become due, reflected on a balance sheet or otherwise, whenever or however arising, including those arising under any Legal Requirement or judgment, Contract or tort based on negligence or strict liability.

“License Agreements” shall mean, collectively, the Non-Trademark Intellectual Property License Agreement, the Trademark License Agreement and the Inbound License Agreement.

“Logical Separation” shall mean, to enable the continued use by the Business of the Seller Group’s shared information technology systems during the term of, and subject to the terms of, the Transition Services Agreement, the configuration and segregation of such systems as necessary to separate (i) the financial reporting of the Acquired Companies from the financial reporting of the Retained Business, (ii) the transactional data, master data, HR data, documents, files and emails, R&D and testing data, and drawings, modeling and CAD data of the Business, including customer, suppliers, products and pricing data, from the corresponding data of the Retained

Business, and (iii) access to such information systems, data and related infrastructure between the Business and the Retained Business, in each case of clauses (i), (ii) and (iii), including implementation of company codes, identity and access management measures, interfaces, network and other infrastructure measures required to achieve such segregation. For the avoidance of doubt, the costs of any such infrastructure measures and physical separation measures shall be deemed costs associated with Logical Separation. Logical Separation shall not include any refresh, upgrade, hardware or software that is not strictly required to give Pre-Closing Reorganization described in the Pre-Closing Reorganization Step Plan and Pre-Closing Reorganization Transfer Plan, it being expressly understood and agreed that the separation of the Business shall be on a like-for like basis and any modernization, legacy remediation or alignment or integration with Purchaser’s environment shall be the sole responsibility of Purchaser.

“Losses” shall mean all losses, damages, judgments, costs, deficiencies, obligations, expenses, Liabilities, and Taxes (including costs of investigation, defense and remediation, and reasonable and documented fees of attorneys, consultants, and experts).

“Malicious Code” shall mean any (i) virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware or adware and (ii) similar program, routine, instruction, device, code, contaminant, logic or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise adversely affect the functionality of, any IT Asset (or portion thereof).

“Manufacturing Assets” shall mean, collectively, (i) the factory located in Pithampur, India, (ii) the factory located in Lecce, Italy, (iii) the factory located in Cesana, Italy, (iv) the factory located in San Piero in Bagno, Italy, (v) the factory located in Belo Horizonte, Brazil, and (vi) the factory located in Wichita, United States.

“Material Adverse Effect” shall mean any event, change, circumstance, development or effect that has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets and liabilities, operations or results of operations of the Business or the Acquired Companies, taken as a whole, or that would reasonably be expected to, individually or in the aggregate, prevent, impede, impair, interfere with, hinder, delay, or adversely affect, in any material respect, the consummation by Seller, U.S. Seller, India Seller, their respective Affiliates, or any of the Acquired Entities of the Transactions, as applicable; provided that, no event, change, circumstance, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, whether alone or in combination, to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (a) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein), including (i) hostilities, acts of war, protests, riots, unrest, sabotage, terrorism, or military actions or any escalation or worsening of any of the same, (ii) changes in any financial, debt, credit, capital or banking markets or conditions that affect the construction equipment market in which the Business operates, and (iii) changes in interest, currency or exchange rates or tariffs or any trade wars, (b) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, landslide, other natural disaster, any Contagion Event or other outbreak of illness or public health event, (c) changes in legal or regulatory conditions, including changes in Legal Requirements (or standards, interpretations or enforcement thereof and including guidelines and directives of industry groups), whether or not related to a Contagion Event or other public health emergency, (d) changes in IFRS, GAAP, or other applicable accounting practices, policies or requirements, or standards, interpretations, including in the interpretation or enforcement thereof, (e) changes in the industries or markets in which the Business operates, including competition in any of the geographic areas in which the Business operates, (f) the failure of the Business to meet any internal or published projections, estimates or forecasts of revenues, goals, earnings or other measures of financial or operating performance for any period (it being understood and agreed that any underlying facts giving rise or contributing to such failure that are not otherwise expressly excluded from this definition of “Material Adverse Effect” may be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur), or (g) the effect of any event or action taken or omission to act by Seller or its Affiliates with the express written consent (or at the express written request) of Purchaser; provided that to the extent that any event, change, development or effect in the foregoing clauses (a), (b), (c), (d), or (e) has a greater adverse impact on the Business, taken as a whole, as compared to the adverse impact such event, change, development or effect has on other Persons operating in the same industries as the Business operates, then the incremental effect of such event, change, development or effect shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

“Material Contracts” shall have the meaning set forth in Section 4.10(a).

“Minimum Cash” shall mean, with respect to each Acquired Company, Cash in an amount reasonably sufficient to pay all ordinary course expenses of such Acquired Company for a period of sixty (60) days following the Closing Date.

“Minimum Cash Requirement” shall have the meaning set forth in Section 6.13.

“Minority Interest Business” shall have the meaning set forth in Section 4.3(c).

“Minority Interest Equity Interest” shall have the meaning set forth in Section 4.3(c).

“Multiemployer Plan” shall have the meaning set forth in Section 4.16(c)(ii).

“Net Working Capital” shall mean the amount (which may be a positive or negative number) equal to (a) the current assets of the Acquired Companies and CNH India, minus (b) the current liabilities of the Acquired Companies and CNH India, as determined in accordance with the Accounting Principles; provided that Net Working Capital shall not take into account, and shall exclude, Cash, Indebtedness and Closing Transaction Expenses.

“Net Working Capital Overage” shall mean the amount, if any, by which (a) the Net Working Capital as of the Benchmark Time is greater than (b) the Target Net Working Capital Upper Amount.

“Net Working Capital Underage” shall mean the amount, if any, by which (a) the Net Working Capital as of the Benchmark Time is less than (b) the Target Net Working Capital Lower Amount.

“Non-Business Proprietary Information” shall have the meaning set forth in Section 6.5.

“Non-Trademark Intellectual Property License Agreement” shall mean that certain non-trademark intellectual property license agreement to be entered substantially in the form attached hereto as Exhibit E-1.

“Non-U.S. Acquired Assets” shall have the meaning set forth in Recital C.

“Non-U.S. Acquired Entities” shall mean each of (i) CE JV; (ii) Sampierana S.p.A.; (iii) Sampierana Kunshan Asia Pacific Co. Ltd.; (iv) Case France NSO; (v) CNH Industrial Sales and Services GmbH; (vi) CNH Industrial Services AME FZCO, (vii) any entity formed or incorporated in connection with the Pre-Closing Reorganization, which is to be a Subsidiary of CE JV following the Pre-Closing Restructuring, and (viii) such other entities with a country designation other than “U.S.A.” on the Pre-Closing Reorganization Steps Plan.

“Non-U.S. Acquired Interests” shall have the meaning set forth in Recital C.

“Non-U.S. Allocation Percentage” shall have the meaning set forth in Section 8.10.

“Non-U.S. Assumed Liabilities” shall have the meaning set forth in Recital C.

“Non-U.S. Business” shall mean the portion of the Business of Seller and its Affiliates (including the Acquired Companies) pertaining to geographic regions other than the U.S.

“Non-U.S. Closing Purchase Price” shall have the meaning set forth in Section 2.3(a).

“Notice Period” shall have the meaning set forth in Section 12.4(a).

“OO.SS” shall mean certain relevant Italian trade union organizations, as the context requires (organizzazioni sindacali).

“Open Source Software” shall mean any Software that is distributed as “free software” or “open source software,” or pursuant to any license commonly referred to as a “copyleft” or “community source code” license, or any other license identified as an open source license by the Open Source Initiative (www.opensource.org) (including the GNU General Public License (GPL), GNU Affero General Public License, Lesser General Public License (LGPL), Mozilla Public License (MPL), the BSD licenses, MIT License, Common Public License, the Artistic License, the Eclipse Public License, Netscape Public License, the Open Software License, the Common Development and Distribution License, Server Side License, Creative Commons Share Alike License, Sybase Open Watcom Public License, Design Science License, MongoDB Server Side Public License, and the Apache License).

“Option” or “Options” shall have the meaning set forth in Section 4.14(a).

“Order” shall mean any order, writ, judgment, injunction (whether temporary, preliminary, or permanent), temporary restraining order, decree, stipulation, decision, ruling, determination, or award entered by or with any Governmental Authority.

“Organizational Documents” shall mean, with respect to any Person, its certificate of incorporation, articles of incorporation, certificate of formation, articles of organization, memorandum and articles of association, bylaws, operating agreement, limited liability company agreement, limited partnership agreement, shareholders’ agreement, or equivalent constitutional or governing document, in each case as amended, restated, supplemented, or otherwise modified from time to time.

“Outside Date” shall mean the Initial Outside Date or the Extended Outside Date, as the case may be.

“Owned Real Property” shall have the meaning set forth in Section 4.14(a).

“Pension Plan” shall have the meaning set forth in Section 4.16(c).

“Permit” shall mean any federal, state, local and foreign permit, approval, license, authority, registration, concession, grant, franchise, certificate (including no-objection certificate), accreditation, clearance, consent, approval, identification number, right, exemption, waiver, notification, filing, or other authorization issued or required by any Governmental Authority under any Legal Requirement.

“Permitted Encumbrances” shall mean (a) Encumbrances for Taxes, assessments or other governmental charges or levies not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established on the books and records of the Acquired Companies if so required in accordance with IFRS or GAAP, (b) Encumbrances of carriers, warehousemen, mechanics or suppliers, materialmen, workmen, repairmen and other similar Encumbrances imposed or permitted by Legal Requirements arising or incurred in the ordinary course of business for amounts which are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings and, in the case of such contested amounts, for which adequate accruals or reserves have been established on the books and records of the Acquired Companies in accordance with IFRS or GAAP if so required, (c) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, (d) Encumbrances, defects or imperfections of title, and other similar matters, in each case affecting title to the Real Property that (i) do not impose monetary obligations on the Acquired Companies in excess of $5 million individually or $25 million in the aggregate and (ii) do not, and would not reasonably be expected to, individually or in the aggregate, materially impair the value of the assets to which they apply, or materially and adversely affect, or materially disrupt, the ordinary course operation of the Business, (e) zoning, entitlement, building and other generally applicable land use restrictions by a Governmental Authority (excluding those related to the use or management of environmental media or resources or any liens required by Environmental Law) (provided that such liens and restrictions are not violated in a manner that would materially and adversely impair the Acquired Companies’ current business operations at such location), (f) leases, subleases, licenses, sublicenses or other agreements in effect as of the date hereof for the use and/or occupancy of the Real Property that have been made available to Purchaser, and any Encumbrances arising thereunder or created thereby, (g) Encumbrances incurred in the ordinary course of business securing Liabilities that do not exceed $5 million individually or $25 million in the aggregate, (h) Encumbrances arising out of, relating to or resulting from any Transaction Document, (i) rights, terms or conditions of any Real Property Lease, (j) non-exclusive licenses (or sublicenses) of Intellectual Property granted by the Acquired

Companies to customers, vendors, or service providers in the ordinary course of business, (k) Encumbrances on securities created under federal, state or foreign securities Legal Requirements, (l) deposits to secure the performance of bids, trade Contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business, (m) statutory Encumbrances of lessors or licensors (excluding licensors of Intellectual Property) imposed by Legal Requirements as against tenant’s fixtures arising or incurred in the ordinary course of business for amounts which are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established on the books and records of the Acquired Companies in accordance with IFRS or GAAP, (n) Encumbrances that will be released at or prior to the Closing, (o) deed restrictions limiting the use of Real Property to the extent the same are not and would not in the future be violated by the current use of such Real Property, (p) Encumbrances created or permitted by Purchaser in writing, (q) any Encumbrance that would be disclosed by an accurate and up-to-date title report, title commitment, inspection or survey of any Real Property and made available by Seller to Purchaser, (r) those Encumbrances set forth on Schedule 1.1(f) of the Seller Disclosure Schedule; in each Encumbrance described in the foregoing clauses (a) through (s), provided that such Encumbrances do not materially interfere with the current use and operation of, or materially impair the value of, the Business, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, or company (including any limited liability company or joint stock company) or other similar entity, including a Governmental Authority.

“Personal Information” shall mean any information that is defined as “personally identifiable information,” “personal information,” or “personal data” or any similar term under any Legal Requirement.

“Physical Separation” shall mean the development and implementation of a standalone environment for the Business in which applications, data, infrastructure and supporting technology capabilities operate independently from those of the Seller Group, whether achieved through cloning, new build, Data Migration or other migration or any other implementation approach or solution necessary to achieve such standalone environment; provided that Physical Separation shall not include any refresh, upgrade, hardware or software that is not strictly required to implement the Pre-Closing Reorganization described in the Pre-Closing Reorganization Steps Plan and Pre-Closing Reorganization Transfer Plan, it being expressly understood and agreed that the separation of the Business shall be on a like-for like basis and any modernization, legacy remediation or alignment or integration with Purchaser’s environment shall be the sole responsibility of Purchaser.

“Pillsbury” shall have the meaning set forth in Section 13.15.

“PLTA” shall have the meaning set forth in Section 1(a) of Schedule J.

“PLTA Termination Date” shall have the meaning set forth in Section 1(a) of Schedule J.

“PLTA Termination Date Accounts” shall have the meaning set forth in Section 1(c) of Schedule J.

“Post-Closing Covenants” shall have the meaning set forth in Section 12.1.

“Post-Closing Statement” shall have the meaning set forth in Section 2.4(a).

“Post-Closing Straddle Period” shall mean the portion of any Straddle Period beginning after the Closing Date.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date and any Post-Closing Straddle Period.

“PRC Sale Taxes” shall mean Taxes payable by CE JV or an Acquired Company arising from PRC Subsidiary being treated as a withholding agent in default or otherwise in respect of any Taxes payable by Seller in connection with the transfer of the equity interests in PRC Subsidiary or any other direct or indirect transfer of PRC Subsidiary or its assets to CE JV, and including any additional Tax, interest, surcharge or penalty resulting from any reassessment or correction by a Tax Authority in the People’s Republic of China of the withholding position determined pursuant to Section 8.15(a) other than any additional Tax, interest, surcharge or penalty to the extent resulting from any failure by Purchaser or, after the Closing, any Acquired Company to comply with its obligations under Section 8.15.

“PRC Subsidiary” shall mean Sampierana Kunshan Asia Pacific Co. Ltd.

“Pre-Closing Claims” shall have the meaning set forth in Section 6.8(c).

“Pre-Closing Covenants” shall have the meaning set forth in Section 12.1.

“Pre-Closing Employee Matters Plan” shall have the meaning ascribed to it in the Employee Matters Agreement.

“Pre-Closing Financial Statements” shall have the meaning set forth in Section 6.7(a).

“Pre-Closing Income Tax Amount” shall mean, without duplication, the aggregate amount of unpaid Income Taxes of the Acquired Companies accrued through the Closing Date (whether or not due and payable), or that are otherwise due and payable but unpaid, and computed on a jurisdiction-by-jurisdiction and Acquired Company by Acquired Company basis (i) for all periods ending on or prior to the Closing Date and (ii) in the case of a Straddle Period, in accordance with the principles set forth in Section 8.4 for allocating Taxes to the Pre-Closing Straddle Period, in each case of clauses (i) and (ii), taking into account any estimated Income Tax payments made, and any prepaid income Taxes, in each case attributable to such Pre-Closing Tax Period; provided that (A) in no event shall the amount of unpaid Income Taxes so calculated with respect to any jurisdiction or Acquired Company be less than zero, (B) such Liability for Income Taxes shall be calculated in accordance with the past practice (including reporting positions, elections and accounting methods) of the Acquired Companies in preparing Tax Returns for Income Taxes except as required by Legal Requirements, and (C) the Pre-Closing Income Tax Amount shall exclude (1) all deferred Tax assets and deferred Tax liabilities, and (2) any reserves, accruals or provisions for uncertain, contingent or unasserted Tax positions.

“Pre-Closing Non-U.S. Reorganization” shall have the meaning set forth in Recital C.

“Pre-Closing Reorganization” shall have the meaning set forth in Recital C, subject to, for the avoidance of doubt, with respect to the France Business only, the France Put Option being exercised, provided that, in accordance with Section 6.11(f), the France Business shall not be taken into consideration when determining the satisfaction of the Pre-Closing Reorganization for the purpose of assessing the satisfaction of the Condition to Closing set forth in Section 10.1(e) if and for as long as the France Put Option has not been exercised.

“Pre-Closing Reorganization Costs” shall mean, collectively, the Pre-Closing Reorganization Logical Separation Costs and the Pre-Closing Reorganization Physical Separation Costs.

“Pre-Closing Reorganization Documentation” shall have the meaning set forth in Section 6.11(a)(iii).

“Pre-Closing Reorganization Logical Separation Costs” shall have the meaning set forth in Section 6.11(d).

“Pre-Closing Reorganization Physical Separation Costs” shall have the meaning set forth in Section 6.11(d).

“Pre-Closing Reorganization Step” shall mean each step, transaction or action set forth in or contemplated by the Pre-Closing Reorganization Steps Plan, the Pre-Closing Reorganization Transfer Plan (in each case, as amended or modified from time to time in accordance with this Agreement) or the Pre-Closing Employee Matters Plan, including the issuance, transfer, capitalization, repayment or other settlement of any intercompany debt instrument in connection with such plans, whether before, at or after Closing, but excluding independent post-Closing Purchaser transactions not contemplated by such plans or required to implement or complete the Pre-Closing Reorganization.

“Pre-Closing Reorganization Steps Plan” shall have the meaning set forth in Section 6.11(a)(i).

“Pre-Closing Reorganization Transfer Plan” shall have the meaning set forth in Section 6.11(a)(ii).

“Pre-Closing Reorganization Valuations” shall have the meaning set forth in Section 8.10.

“Pre-Closing Straddle Period” shall mean the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” shall mean, without duplication, (i) any and all Taxes imposed on or with respect to any Acquired Company or its assets or operations or CNH India for any Pre-Closing Tax Period (calculated in the case of any Straddle Period in accordance with the principles set forth in Section 8.4), including any Taxes arising from or attributable to the Pre-Closing Reorganization or any Pre-Closing Reorganization Step or any other event or transaction occurring on or before the Closing Date (other than any transaction that is undertaken by Purchaser or, at Purchaser’s direction, an Acquired Company on the Closing Date, after the Closing which is not in the ordinary course of business and is not contemplated by this Agreement or any other Transaction Document), (ii) any and all Taxes of any member of any combined, consolidated, unitary or similar group of which any Acquired Company (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirement), and including any joint and several Liability arising from any Acquired Company ceasing to be a member of any such group (including Italian tax consolidation regime as per Articles 117 and subs. of Italian tax code – Presidential Decree No. 917/86 “ITC”) as a result of the Pre-Closing Reorganization, any Pre-Closing Reorganization Step or the Transactions and solely to the extent imposed on, or collected from, or required to be paid by any Acquired Company, Purchaser or any of its Affiliates, (iii) any and all Taxes of any Person (other than any Acquired Company) imposed on any Acquired Company or CNH India (including as a transferee or successor), by Contract, by election or otherwise by operation of Legal Requirement as a result of such Acquired Company having been affiliated, connected with or in the same group for Tax purposes as that Person on or before the Closing (including in connection with the Pre-Closing Reorganization), or arising from or attributable to any Pre-Closing Reorganization Step, including any joint and several, secondary, subsidiary or economic group Liability (including any such Liability arising under Brazilian Legal Requirements), (iv) any and all Taxes of Seller or any of its Affiliates (including the Acquired Companies) arising from or attributable to the Pre-Closing Reorganization, any Pre-Closing Reorganization Step or the Transactions (including any capital gains Taxes and withholding Taxes in respect of any direct or indirect transfer of the Acquired Interests), to the extent imposed on, or collected from, any Acquired Company, Purchaser or any of its Affiliates, and (v) any and all interest and penalties imposed with respect to, or attributable to, any Taxes described in the foregoing clauses (i) through (vi) (including, in the case of any Straddle Period, the portion of such Taxes allocable to the Pre-Closing Straddle Period), regardless of the taxable period in which such interest and penalties accrue or are imposed or assessed, and notwithstanding Section 8.4 (other than any such amounts to the extent resulting from the failure of Purchaser or any Acquired Company, after the Closing, to timely remit to the applicable Tax Authority any amount actually paid by Seller or U.S. Seller to Purchaser or such Acquired Company for such purpose), in each case, excluding (A) any amount actually taken into account in the determination of Indebtedness or Net Working Capital, but only to the extent such amount actually reduced the Final Purchase Price and only to the extent of such reduction, (B) any Transfer Taxes imposed as a result of the Transactions to the extent borne by Purchaser pursuant to Section 8.3, (C) any Taxes to the extent resulting from any breach by Purchaser of its covenants under Section 8.7, (D) any Taxes arising from any financing arrangement of Purchaser or its Affiliates, and (E) any Taxes to the extent attributable to the inclusion of any Acquired Company in any Tax regime of Purchaser or its Affiliates.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and any Pre-Closing Straddle Period.

“Pre-Closing U.S. Reorganization” shall have the meaning set forth in Recital B.

“Preliminary Cash” shall have the meaning set forth in Section 2.4(a).

“Preliminary Closing Purchase Price” shall have the meaning set forth in Section 2.4(a).

“Preliminary Closing Transaction Expenses” shall have the meaning set forth in Section 2.4(a).

“Preliminary Indebtedness” shall have the meaning set forth in Section 2.4(a).

“Preliminary Net Working Capital” shall have the meaning set forth in Section 2.4(a).

“Prime Rate” shall have the meaning set forth in Section 2.4(f).

“Privacy Laws” shall mean all Legal Requirements governing the Processing of Personal Information, including: Regulation (EU) 2016/679 (“GDPR”); the UK GDPR as defined in section 3(10) of the Data Protection Act (“UK GDPR”); any laws or regulations ratifying, implementing, adopting, supplementing or replacing the GDPR or UK GDPR; the Data Protection Act 2018; EU Directives 2002/58/EC and 2009/136/EC (each as implemented into the national laws of EU Member States); the Privacy and Electronic Communications (EC Directive) Regulations 2003; the Data (Use and Access) Act 2025; the California Consumer Privacy Act and other U.S. state laws governing the Processing of Personal Information; the Federal Trade Commission Act (“FTC Act”); the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados, Law No. 13,709/2018); the (Indian) Information Technology Act 2000 read with the (Indian) Information Technology (Reasonable security practices and procedures and sensitive personal data or information) Rules 2011; the (Indian) Digital Personal Data Protection Act, 2023 and any equivalent laws in any other part of the world; each to the extent having the force of law and applicable to the Acquired Companies.

“Privileged Deal Communications” shall have the meaning set forth in Section 13.15.

“Proceeding” shall mean any audit, action, claim, suit, litigation, lawsuit, arbitration, complaint, investigation or proceeding (whether civil, criminal, or administrative) by or before any Governmental Authority.

“Processing” shall mean any operation or set of operations which is performed on Personal Information or on sets of Personal Information, whether or not by automatic means, including: collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, or destruction.

“Proprietary Software” shall have the meaning set forth in Section 4.12(j).

“Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Purchase Price Allocation” shall have the meaning set forth in Section 8.10.

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser-Filed Tax Return” shall have the meaning set forth in Section 8.1(c).

“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchaser set forth in Section 5.1 (Authority; Enforceability), Section 5.2(b)(i) (Non-Contravention; Consents), Section 5.3 (Organization) and Section 5.8 (Brokers).

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 12.2(a).

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to, individually or in the aggregate, prevent, impede, impair, interfere with, hinder, delay, or adversely affect, in any material respect, the consummation by Purchaser of the Transactions.

“Purchaser Released Claims” shall have the meaning set forth in Section 13.11(a).

“Purchaser Releasee” shall have the meaning set forth in Section 13.11(b).

“Purchaser Releasing Party” shall have the meaning set forth in Section 13.11(a).

“R&W Binder Agreement” shall have the meaning set forth in Section 5.10.

“R&W Insurance Policy” shall have the meaning set forth in Section 5.10.

“R&W Insurance Policy Exhaustion Event” shall mean, with respect to any Claim, the first to occur of: (i) the aggregate amount paid by the R&W Insurer in respect of such Claim and all other Claims thereunder, net of any replenishment or reinstatement of such limit, equaling or exceeding the policy limit under the R&W Insurance Policy as set forth in the R&W Binder Agreement as of the date hereof; (ii) the R&W Insurer having denied coverage for such Claim, in whole or in part, pursuant to a final written coverage determination that is no longer subject to the R&W Insurer’s internal review under the R&W Insurance Policy (and, in the case of a partial denial, solely with respect to the portion of such Claim so denied); or (iii) the R&W Insurance Policy having expired, terminated or otherwise ceased to be in full force and effect, with no further coverage available for such Claim, other than as a result of any breach thereunder by Purchaser or any of its Affiliates.

“R&W Insurance Premium” shall mean the aggregate of all premiums, underwriting fee, surplus lines Taxes and broker compensation (including placement fees and commissions) for the R&W Insurance Policy.

“R&W Insurance Seller Cost” shall mean the product of (i) one hundred percent (100%) minus the Acquisition Percentage multiplied by (ii) the R&W Insurance Premium.

“R&W Insurance Seller Retention” shall mean the product of (i) one hundred percent (100%) minus the Acquisition Percentage multiplied by (ii) the initial retention amount(s) under the R&W Insurance Policy as set forth in the R&W Binder Agreement as of the date hereof.

“R&W Insurer” shall mean the insurer or insurers issuing the R&W Insurance Policy, together with any successor or permitted assign thereof.

“Real Property” shall mean the Leased Real Property and the Owned Real Property.

“Real Property Lease” shall have the meaning set forth in Section 4.14(b).

“Reference Date” shall have the meaning set forth in Section 4.5(a).

“Regulatory Action” shall have the meaning set forth in Section 6.6(e).

“Regulatory Filings” shall mean Antitrust Filings and FDI Filings.

“Related Person” shall mean any Person that is a “related party” of any Acquired Company, including managers and employees, as such term is defined under GAAP, other than any other Acquired Company; provided that, with respect to CNH India, “Related Person” shall also include any Person that is a “related party” of CNH India, as such term is defined under the Companies Act, 2013.

“Release” shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, dispersing, or migrating in, into, under, onto or through the indoor or outdoor environment.

“Reorganization Committee” shall mean the joint working group of Purchaser and Seller constituted in accordance with Section 9 (Reorganization Committee) of Schedule C.

“Representatives” shall mean officers, directors, employees, principals, partners, members, managers, attorneys, accountants, agents, consultants, financial or other advisors, and authorized representatives.

“Required Consents and Notices” shall have the meaning set forth in Section 6.4(a).

“Restricted Cash” shall mean any (a) cash or cash equivalents held in escrow, security or for collateral of any kind, (b) customer deposits or other cash or cash equivalents held on behalf of third parties, (c) cash or cash equivalents subject to any contractual limitations or contractual restrictions for a particular use, purpose or event and not available for general corporate use, (d) cash or cash equivalents that are not freely usable, distributable or transferable; provided that, (x) where the only restriction is a withholding Tax or other Tax imposed on a distribution or transfer of such cash, only the amount of such withhold Tax or other Tax cost shall constitute Restricted Cash, without duplication of amounts otherwise reflected in the Purchase Price and (y) any repatriation costs shall not be considered in the determination as to whether cash or cash equivalents are freely usable, distributable, or transferable, (e) cash or cash equivalents, investment accounts or marketable investments that are subject to any restriction or local exchange control, Tax or other requirements, to the extent that the amount of such cash or cash equivalents cannot, within thirty (30) days, be accessed, or be used by the Acquired Companies or CNH India for the repayment of Indebtedness, or (e) any cash equivalents, investment accounts or marketable investments to the extent not convertible into cash within thirty (30) days.

“Restricted Person” shall mean any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, Unverified List or Military End User List, or the U.S. Department of State’s Debarred List.

“Retained Assets” shall have the meaning set forth in the Pre-Closing Reorganization Transfer Plan.

“Retained Business” shall mean all businesses of Seller and/or its Subsidiaries other than the Business, including, for the avoidance of doubt, (i) the business of the design, development, engineering, manufacture, assembly, marketing, distribution, sale, leasing, rental, servicing and support of agricultural equipment and machinery (including tractors, combines and harvesters, hay and forage, crop production, planting, seeding, spraying and application equipment, and related precision agriculture, guidance, automation, telematics, software and digital technologies), and related parts, components, attachments and aftermarket products and services in any jurisdiction throughout the world as of the date of this Agreement (together with any associated after sales, warranty, maintenance, repair, upgrade, enhancement, or refurbishment activities) (the “Agriculture Business”), (ii) the Capital Business, (iii) the Corporate Functions, and (iv) any business or activity (other than the Business) conducted using the Retained Assets or the Seller Group Marks.

“Retained Liabilities” shall have the meaning set forth in the Pre-Closing Reorganization Transfer Plan.

“Retention Losses” shall have the meaning set forth in Section 6.9(c).

“Review Period” shall have the meaning set forth in Section 2.4(c).

“Sanctioned Jurisdiction” shall mean a country or territory that is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic regions of Ukraine, and the non-government-controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” shall mean any Person that is the subject or target of Sanctions, including as a result of being (a) listed in any list of sanctioned or designated Persons under Sanctions; (b) located, organized, or resident in, or a Governmental Authority of, a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent (50%) or more, or controlled, as applicable under the respective sanctions regimes, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” shall mean any economic or financial sanctions and trade embargoes including those administered, imposed, or enforced by the United States (including the U.S. Department of Treasury’s Office of Foreign Assets Control and the U.S. Department of State), United Nations, the European Union or any member state, or the United Kingdom, and the respective agencies or instrumentalities of the foregoing.

“SEC” shall mean the Securities and Exchange Commission.

“Section 499 Report” shall have the meaning set forth in the India SPA.

“Securities Act” shall mean the United States Securities Act of 1933.

“Security Plan” shall have the meaning set forth in Section 4.13(h).

“Seller” shall have the meaning set forth in the Preamble.

“Seller Affiliated Group” shall mean any affiliated group (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or non-U.S. law) that includes Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand.

“Seller Benefit Plan” shall mean each Benefit Plan (which, for the sake of clarity, shall not include any Acquired Company Benefit Plan), that is sponsored, maintained, or contributed to (or required to be contributed to) by the Seller Group for the benefit of any Business Employee, Business Service Provider, or Former Business Service Provider.

“Seller Disclosure Schedule” shall mean the disclosure schedules dated as of the date of this Agreement and delivered by Seller to Purchaser in connection with the execution of this Agreement.

“Seller-Filed Tax Return” shall have the meaning set forth in Section 8.1(a).

“Seller Fundamental Representations” shall mean each of the Seller Level 1 Fundamental Representations and Seller Level 2 Fundamental Representations.

“Seller Group” shall mean Seller and its Affiliates (other than the Acquired Companies).

“Seller Group Marks” shall mean those Trademarks identified on Schedule C-2(i) of the Pre-Closing Reorganization Transfer Plan.

“Seller Group Patents” shall mean those Patents identified on Schedule C-2(ii) of the Pre-Closing Reorganization Transfer Plan.

“Seller Indemnified Parties” shall have the meaning set forth in Section 12.3.

“Seller Level 1 Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 4.1 (Authority; Enforceability), Section 4.2(b)(i) (Non-Contravention; Consents), Section 4.3(a) (Organization; Acquired Companies), Section 4.4(a)-(b) (Title and Ownership), and Section 4.18 (Sufficiency of Assets).

“Seller Level 2 Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 4.4(c)-(f) (Title and Ownership), Section 4.17 (Taxes), Section 4.19 (Environmental Matters), Section 4.20 (Anti-Corruption Matters), Section 4.21 (Anti-Money Laundering Matters), Section 4.22 (Anti-Social Forces), Section 4.23 (Brokers) and Section 4.29 (Trade Controls).

“Seller Licensed IP” shall mean (a) the Seller Group Patents identified on Schedule C-2(ii) of the Pre-Closing Reorganization Transfer Plan, (b) all other Seller Retained IP, other than Seller Group Marks, used in connection with the Business as of the Closing, including Seller Licensed Software (as defined in the License Agreements), and (c) any Intellectual Property deemed included in Seller Licensed IP and licensed under the Non-Trademark Intellectual Property License Agreement pursuant to Section 7.4(b). Seller Licensed IP does not include any Software transferred to Purchaser or an Acquired Company pursuant to this Agreement or any third-party Software.

“Seller Parties” shall have the meaning set forth in Section 6.9(a).

“Seller Released Claims” shall have the meaning set forth in Section 13.11(b).

“Seller Releasee” shall have the meaning set forth in Section 13.11(a).

“Seller Releasing Party” shall have the meaning set forth in Section 13.11(b).

“Seller Retained IP” shall mean (i) all Intellectual Property used or held for use in the Retained Business of the Seller Group (and, for avoidance of doubt, regardless of whether such Intellectual Property is also used in the Business), (ii) all Seller Group Marks, and (iii) all Seller Group Patents.

“Seller’s Knowledge” and similar phrases shall mean the knowledge of the individuals set forth on Schedule 1.1(g) of the Seller Disclosure Schedule, and the knowledge that such individuals actually had, or should reasonably have had, after reasonable investigation and due inquiry of each such individual’s direct reports. Notwithstanding the foregoing, with respect to Intellectual Property, such inquiry is not required to include freedom to operate analyses, clearance searches, validity or noninfringement analyses or opinions, in each case as provided by outside counsel.

“Semi-Annual Financial Information” shall have the meaning set forth in Section 6.7(b).

“Settlement” shall have the meaning set forth in Section 12.4(b)(ii).

“Settlement Accountant” shall have the meaning set forth in Section 2.4(d).

“Shared Contracts” shall mean any Contracts under which the Business and at least one other business unit of Seller or any of its Affiliates purchases or sells goods or services on a joint basis or uses goods or services on a joint basis and (b) Contracts that directly benefit both the Business and at least one other business unit of Seller and its Affiliates; provided that with respect to the foregoing clauses (a) and (b), in no event shall the term “Shared Contracts” include any Contracts (i) for general corporate functions furnished by Seller or its Affiliates (other than the Acquired Companies) on an enterprise-wide basis to Seller and its Affiliates, including the Corporate Functions, to the extent such functions will be provided to Purchaser or its Affiliates under the Transition Services Agreement, the Commercial Agreements listed in paragraph 1 and paragraph 7 of Exhibit B.

“Software” shall mean, in each case as existing as of the Closing Date, (a) firmware, middleware, computer programs, applications, and code, including source code and object code; (b) databases, whether machine-readable or otherwise; and (c) development and design tools, library functions and compilers, and graphical user interfaces, together with (i) documentation, user manuals and training materials relating to or embodying any of the foregoing (including, for the avoidance of doubt, fixes, patches and corrections, if any thereof) and (ii) copies and tangible embodiments of any of the foregoing.

“Specified Contracts” shall mean the contracts listed in Schedule 1.1(h) of the Seller Disclosure Schedule.

“Statement of Objections” shall have the meaning set forth in Section 2.4(c).

“Stockholders Agreement” shall have the meaning set forth in Section 3.2(f).

“Straddle Period” shall mean any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Submission Deadline” shall have the meaning set forth in Section 2.4(a).

“Subsidiary” shall mean, with respect to any Person, whether incorporated or unincorporated, any other Person of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, none of the Acquired Companies shall be considered a Subsidiary of the Seller Group.

“Substantial Detriment” shall mean (i) any Regulatory Action that would prevent Purchaser from acquiring the Acquisition Percentage of the Acquired Interests or materially deprive Purchaser of the principal governance rights expressly provided to Purchaser under the Stockholders Agreement; or (ii) the divestiture, holding separate or other effect upon assets, licenses, operations, rights, businesses or interests or product lines therein that collectively produced gross revenues in an amount greater than 10% of the gross revenues of the Business during the 2025 calendar year, as calculated in accordance with the Accounting Principles.

“Target Net Working Capital Lower Amount” shall mean ninety-five million dollars ($95,000,000), subject to adjustment in Section 2.2(b).

“Target Net Working Capital Upper Amount” shall mean one hundred and twenty-five million dollars ($125,000,000), subject to adjustment in Section 2.2(b).

“Tax” shall mean (a) all forms of taxation imposed by any Governmental Authority, including all United States federal, state, local or non-U.S. taxes of any kind (including income, value added, occupation, real and personal property, social security (or similar), gross receipts, minimum alternate, sales, use, ad valorem, franchise, profits, gains (including capital gains), capital, goods and services, license, withholding, payroll, employment, disability, unemployment, excise, severance, premium or windfall profit, unclaimed property, escheat, estimated, alternative, add-on minimum, transfer, stamp, registration, documentary stamp, or other taxes, charges, duties, imposts, assessments, tariffs, customs or import duties or levies, and any top-up tax, income inclusion rule tax, undertaxed profits rule tax, qualified domestic minimum top-up tax or any other tax or charge imposed under or pursuant to any legislation implementing the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting global anti-base erosion rules (Pillar Two), and, in the case of Brazil, all taxes (taxes, contributions, and fees) at the federal, state, or municipal level that may be levied by Brazilian government authorities or by a foreign government, including fines, penalties, interest, and any other charges related to any Taxes, regardless of the name given to them), in each case, whether disputed or not, (b) any interest, surcharges, cess, penalties and additions to tax imposed with respect to any item described in the preceding clause, (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being or having been a member of any affiliated, consolidated, combined, unitary or similar group, and (d) any Liability for the payment of any amounts of the type described in clause (a), (b), or (c) as a transferee or successor or a representative assessee, by Contract, pursuant to any Tax sharing, allocation, indemnity or similar agreement or arrangement, or otherwise by operation of Legal Requirements.

“Tax Authority” shall mean a Governmental Authority responsible for the imposition, assessment, or collection of any Tax.

“Tax Computation” shall have the meaning set forth in the U.S. Seller India SPA.

“Tax Contest” shall have the meaning set forth in Section 8.8(a).

“Tax Return” shall mean any U.S. federal, state, local or non-U.S. report, return, statement, declaration, notice, certificate, claim for refund, form, schedule, information return or similar statement or other document, including any amendment thereof and any related or supporting information or schedule attached thereto, filed or required to be filed with any Tax Authority in connection with the determination, assessment, collection or payment of any Tax.

“Third-Party Claim” shall have the meaning set forth in Section 12.4(a).

“Third Party Proceeds” shall have the meaning set forth in Section 12.9(a).

“Trade Controls” shall mean any Legal Requirement related to (a) the importation of merchandise, the export or re-export or transfer of products (including commodities, software, technology and services), or the ethical conduct of international business activities, including the Tariff Act of 1930, the Export Administration Act of 1979, the Export Control Reform Act of 2018, the Export Administration Regulations, the International Emergency Economic Powers Act (“IEEPA”), the Trading with the Enemy Act (“TWEA”), the Arms Export Control Act, the International Traffic in Arms Regulations, Executive Orders of the President of the United States regarding economic sanctions and restrictions on transactions with designated entities (including countries, territories, terrorists, organizations and individuals), (b) Sanctions, or (c) the anti-boycott regulations administered by the United States Department of Commerce, and the anti-boycott provisions administered by the United States Department of the Treasury.

“Trade Materials” shall have the meaning set forth in Section 7.1(c).

“Trademark License Agreement” shall mean that certain trademark license agreement to be entered substantially in the form attached hereto as Exhibit E-2 and consistent with Section 7.1.

“Transaction Documents” shall mean this Agreement, the Seller Disclosure Schedule, the India SPA, the France Put Option Agreement, the Transition Services Agreement, the Commercial Agreements, the Employee Matters Agreement, the R&W Binder Agreement (and related R&W Insurance Policy), the License Agreements, the Stockholders Agreement, and the Pre-Closing Reorganization Documentation, in each case including all exhibits, annexes and schedules thereto and all amendments thereto made in accordance with the respective terms hereof and thereof and the other documents contemplated by such agreements, including the certificates delivered pursuant thereto.

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Documents.

“Transaction Tax Deductions” shall mean all Tax deductions or losses of any Acquired Company resulting from the payment of the following amounts related to the Transactions, without duplication, in each case solely to the extent such amounts are economically borne by Seller or U.S. Seller (including by being paid by a member of the Seller Group without reimbursement by Purchaser, U.S. Purchaser, any Acquired Company or any of their respective Affiliates, or by being taken into account as a Final Closing Transaction Expense or in Final Closing Indebtedness and thereby reducing the Purchase Price): (a) any Final Closing Transaction Expense or (b) any fees, expenses, interest (including unamortized original issue discount and other amounts treated as interest for federal income tax purposes), prepayment premiums and penalties paid or payable with respect to the prepayment of debt and the write off or acceleration of the amortization of deferred financing costs incurred by any Acquired Company with respect to the repayment or termination of Indebtedness.

“Transferred Employee” shall have the meaning provided in the Employee Matters Agreement.

“Transfer Taxes” shall mean any sales, use, stock transfer, real property transfer, transfer, indirect transfer, goods and services, value-added, stamp, registration, documentary, conveyancing, recording, or similar Taxes.

“Transition Services Agreement” shall have the meaning set forth in Section 3.2(e).

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.5(a).

“Unaudited Interim Financial Statements” shall have the meaning set forth in Section 4.5(a).

“U.S. Acquired Assets” shall have the meaning set forth in Recital B.

“U.S. Acquired Entities” shall mean (i) CE U.S. JV and (ii) such other entities with a country designation of “U.S.A.” on the Pre-Closing Reorganization Steps Plan.

“U.S. Acquired Interests” shall have the meaning set forth in Recital B.

“U.S. Allocation Percentage” shall have the meaning set forth in Section 8.10.

“U.S. Assumed Liabilities” shall have the meaning set forth in Recital B.

“U.S. Business” shall mean the portion of the Business of Seller and its Affiliates (including the Acquired Companies) pertaining to the geographic region of the United States.

“U.S. Closing Purchase Price” shall have the meaning set forth in Section 2.3(a).

“U.S. Purchaser” shall have the meaning set forth in the Preamble.

“U.S. Seller” shall have the meaning set forth in the Preamble.

“U.S. Seller India SPA” shall have the meaning set forth in the India SPA.

“Valuation Report” shall mean, collectively, the Tax Valuation Report, the Fair Valuation Report, and the FEMA Valuation Report, each as defined in the India SPA.

“WARN Act” shall have the meaning set forth in Section 4.15(h).

“Willful Breach” shall mean (a) an action or failure to act by one of the parties hereto that constitutes a material breach or violation of this Agreement, and was taken or occurred with such party’s knowledge or intention that such action or failure to act constituted a material breach or violation of this Agreement, and such breach or violation: (i) resulted in, or was a principal cause of, the failure of any of the Closing Conditions to be satisfied or (ii) resulted in, or was a principal cause of, the Closing not being consummated at the time the Closing would have occurred pursuant to Section 3.1, or (b) an action or failure to act by Purchaser resulting in the failure of Purchaser to deliver the full consideration payable pursuant to Article III at the time Purchaser was obliged to effectuate the Closing pursuant to Section 3.1.

ARTICLE II

THE TRANSACTIONS

2.1 Sale and Purchase.

(a) Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign, and deliver to Purchaser, and Purchaser shall purchase from Seller, all of the CE JV Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements).

(b) Subject to the terms and conditions of this Agreement, at the Closing, U.S. Seller shall sell, transfer, convey, assign, and deliver to U.S. Purchaser, and U.S. Purchaser shall purchase from U.S. Seller, all of the CE U.S. JV Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements).

2.2 Purchase Price.

(a) The aggregate consideration to be paid by Purchaser and U.S. Purchaser to Seller and U.S. Seller for the purchase of the CE JV Acquired Interests and CE U.S. JV Acquired Interests shall be an amount in cash equal to the (i) product of (a) the Acquisition Percentage multiplied by (b) the sum of (A) one billion dollars ($1,000,000,000), plus (B) the Net Working Capital Overage (if any), minus (C) the Net Working Capital Underage (if any), plus (D) Cash as of the Benchmark Time, minus (E) Indebtedness as of the Benchmark Time, minus (ii) Closing Transaction Expenses (the amount calculated pursuant to this sentence, the “Purchase Price”), subject to adjustment, if applicable, pursuant to Schedule K.

(b) Seller and Purchaser agree that the Target Net Working Capital Upper Amount and the Target Net Working Capital Lower Amount may be revised, after the date of this Agreement and prior to the Closing, in accordance with Schedule A.

2.3 Closing Purchase Price.

(a) At least five (5) Business Days but no more than ten (10) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Purchaser a written statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of: (i) Cash as of the Benchmark Time, (ii) Indebtedness as of the Benchmark Time, (iii) Net Working Capital as of the Benchmark Time (and the Net Working Capital Overage (if any) or the Net Working Capital Underage (if any)), (iv) Closing Transaction Expenses, and (v) the resulting calculation of the Purchase Price (such net amount, the “Closing Purchase Price”), together with reasonable supporting detail, in each case calculated in accordance with the terms of this Agreement. The portion of the Closing Purchase Price allocable to Seller shall be equal to the product of the Non-U.S. Allocation Percentage multiplied by the Closing Purchase Price (the “Non-U.S. Closing Purchase Price”). The portion of the Closing Purchase Price allocable to U.S. Seller shall be equal to the product of the U.S. Allocation Percentage multiplied by the Closing Purchase Price (the “U.S. Closing Purchase Price”).

(b) Seller shall provide Purchaser and its Representatives with reasonable access at reasonable times and on reasonable advance notice to the work papers and other documents and information that were used in, or are relevant to, the preparation of the Estimated Closing Statement, as well as making available personnel at reasonable times and on reasonable advance notice to the extent reasonably requested for review of the Estimated Closing Statement. Purchaser may provide Seller with comments to the Estimated Closing Statement and Seller shall consider (and discuss with Purchaser) in good faith any reasonable comments from Purchaser that are provided at least one (1) Business Day prior to the Closing Date; provided that (i) Seller’s obligation to consider in good faith any such reasonable comments shall not delay or otherwise prevent the Closing, and (ii) nothing in this Section 2.3(b) shall obligate Seller to accept Purchaser’s comments and, to the extent of any dispute regarding Purchaser’s comments, Seller’s computations shall be conclusive solely for purposes of determining the amounts set out in the Estimated Closing Statement and for the payments under Section 2.1.

(c) In accordance with Section 6.11(i)(iv), in the event that the French Put Option Exercise (as defined in the France Put Option Agreement) has not been exercised at or prior to the Closing with respect to the French Business, the Closing Purchase Price payable by the Purchaser at the Closing shall be reduced by an amount equal to the French Purchase Price.

2.4 Post-Closing Adjustment.

(a) As soon as reasonably practicable after the Closing Date but in no event later than ninety (90) Business Days after the Closing Date (the “Submission Deadline”), Purchaser shall deliver to Seller a written statement (the “Post-Closing Statement”) setting forth Purchaser’s good faith calculation of: (i) Cash as of the Benchmark Time (the “Preliminary Cash”), (ii) Indebtedness as of the Benchmark Time (the “Preliminary Indebtedness”), (iii) Net Working Capital as of the Benchmark Time (and the Net Working Capital Overage (if any) or the Net Working Capital Underage (if any)) (the “Preliminary Net Working Capital”), (iv) Closing Transaction Expenses (the “Preliminary Closing Transaction Expenses”), and (v) the resulting calculation of the Purchase Price (such amount, the “Preliminary Closing Purchase Price”), together with reasonable supporting detail. If Purchaser fails to deliver a Post-Closing Statement prior to the Submission Deadline (as extended according to this Section 2.4), then, at the election of Seller, the Estimated Closing Statement shall be final and binding on all parties hereto. Following the Closing Date through the Submission Deadline, Purchaser, its Affiliates, and its and their Representatives shall be permitted to reasonable access, upon reasonable prior notice, during normal business hours, to the books, records, work papers and other documents of the Seller Group related to the calculations of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses, and Seller shall, and shall cause its Affiliates and its and their respective Representatives to, reasonably cooperate with and assist Purchaser, its Affiliates, and its and their Representatives in connection with Purchaser’s review of the Estimated Closing Statement to the extent reasonably requested; provided that, if (x) Seller or its Affiliates fail to provide such cooperation, assistance or access that prevents Purchaser from adequately delivering the Post-Closing Statement prior to the Submission Deadline, (y) Purchaser delivers written notice to Seller with reasonable specificity as to the cooperation, assistance or access that is required by Purchaser in order to deliver the Post-Closing Statement to Seller, and (z) Seller or its Affiliates, as applicable, does not provide such cooperation, assistance, or access within five (5) Business Days of receipt of such notice from Purchaser (the “Cooperation Request Deadline”), then the Submission Deadline shall be extended by one (1) day for each day Seller or its Affiliates fail to provide such cooperation, assistance or access following the Cooperation Request Deadline. Seller agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.4(e), Seller will, and will cause its Affiliates to, preserve all accounting books, records, policies or procedures that are reasonably related to the calculations of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses.

(b) Each component of the Estimated Closing Statement and the Post-Closing Statement shall be finally and solely determined consistent with the applicable definitions of such terms set forth herein and calculated in accordance with the Accounting Principles, as applicable (i.e., no accounting principles, policies, treatments, categorizations, practices, methods, bases or estimation techniques inconsistent with the Accounting Principles may be used by Seller or Purchaser (or if applicable, the Settlement Accountant) in calculating or determining any such component as the sole purpose of the adjustment contemplated by Section 2.4 is to measure the difference, if any, between the estimate of an amount of an item set forth in the Estimated Closing Statement and the actual amount of such item as of the Benchmark Time). No amount shall be included in the calculations of the items in the Post-Closing Statement for changes in assets or liabilities of the Acquired Companies as a result of purchase accounting adjustments. No item, asset, Liability or other amount shall be included, counted or otherwise taken into account more than once in the determination of Cash, Indebtedness, Net Working Capital or Closing Transaction Expenses (whether within a single such component or in more than one such component), it being the intent of the parties hereto that no such item, asset, Liability or amount shall be double-counted in the calculation of, or any adjustment to, the Purchase Price.

(c) Upon receipt of the Post-Closing Statement, Seller shall have forty-five (45) days (the “Review Period”) to review such Post-Closing Statement and related computations of the Preliminary Cash, the Preliminary Indebtedness, the Preliminary Net Working Capital, the Preliminary Closing Transaction Expenses, and the Preliminary Closing Purchase Price. Following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.4(e), Seller, its Affiliates, and its and their Representatives retained by Seller shall be permitted reasonable access at reasonable times and on reasonable advance notice to review the books, records, work papers and other documents of the Acquired Companies that are reasonably related to the calculations of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses, and Purchaser shall, and shall cause the Acquired Companies and their Representatives to, cooperate with and assist Seller, its Affiliates, and its and their Representatives retained by Seller in connection with such review, including by providing reasonable access at reasonable times and on reasonable advance notice to such books, records and other documents and making available personnel to the extent reasonably requested, in each case, upon reasonable notice. Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.4(e), it will preserve any accounting books, records, policies, or procedures on which the Post-Closing Statement is based, or upon which the Final Closing Statement is to be based. If Seller has accepted the Post-Closing Statement in writing or has not given written notice to Purchaser setting forth any objection of Seller to such Post-Closing Statement, specifying in reasonable detail the basis for such objection and Seller’s proposed modifications to the Post-Closing Statement (such notice, the “Statement of Objections”) prior to the expiration of the Review Period, then such Post-Closing Statement shall be final, binding and non-appealable upon the parties hereto, and shall be deemed the Final Closing Statement for purposes of Section 2.4(e).

(d) In the event that Seller delivers a Statement of Objections to Purchaser prior to the expiration of the Review Period, Seller and Purchaser shall negotiate in good faith to resolve any such objection on Cash, Indebtedness, Net Working Capital or Closing Transaction Expenses, as the case may be, within thirty (30) days following the receipt by Purchaser of the Statement of Objections or such longer period as Purchaser and Seller may mutually agree in writing (the “Consultation Period”). If Seller and Purchaser reach an agreement in writing as to any such objections within the Consultation Period, the amounts so agreed upon shall be final, binding, and non-appealable upon the parties hereto and such agreement shall be deemed to be included in the Final Closing Statement for purposes of Section 2.4(e). If Seller and Purchaser are unable to reach an agreement in writing as to any such objections within the Consultation Period, then either Seller or Purchaser may submit such matter to (i) Grant Thornton, or (ii) if Grant Thornton is unable or unwilling to serve in such capacity, RSM, or (iii) if RSM is unable or unwilling to serve in such capacity, such other independent internationally recognized accounting or consulting firm mutually acceptable to Seller and Purchaser (in each case, the “Settlement Accountant”), for resolution of those items on the Statement of Objections that remain in dispute (the “Disputed Items”). If, within ten (10) Business Days after the date RSM informs Seller and Purchaser that it is unable or unwilling to serve as the Settlement Accountant, Seller and Purchaser cannot mutually agree on an alternate independent accounting firm to serve as the Settlement Accountant, either Seller or Purchaser may request the International Centre for Amicable Dispute Resolution of the

International Chamber of Commerce to appoint as the Settlement Accountant, in accordance with the Rules for the Appointment of Experts and Neutrals of the International Chamber of Commerce, a partner in an independent internationally or nationally recognized accounting or consulting firm that is not the auditor, independent accounting firm or otherwise an advisor or consultant to Seller or any of its Affiliates or Purchaser or any of its Affiliates, who is a certified public accountant. If requested by the Settlement Accountant, each of Seller and Purchaser agrees that it will enter into a customary engagement letter with the Settlement Accountant and provide customary indemnities in favor of the Settlement Accountant. The Settlement Accountant shall act as an expert and not as an arbitrator, and shall only consider the Disputed Items. If any Disputed Item is referred to the Settlement Accountant, Seller, on the one hand, and Purchaser, on the other hand, shall prepare written reports, with such supporting documentation as it deems appropriate, addressing any Disputed Item (the “Disputed Item Reports”) and deliver such Disputed Item Reports to the Settlement Accountant, and each other within fifteen (15) Business Days after the date the Settlement Accountant is retained. Unless otherwise agreed to in writing by Purchaser and Seller, any offers to compromise between Seller and Purchaser, and their respective Representatives regarding the items set forth in the Statement of Objections during the Consultation Period shall constitute confidential settlement discussions pursuant to Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule and shall not be submitted to, or considered by, the Settlement Accountant. The Settlement Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Seller or Purchaser in the Statement of Objections and Post-Closing Statement, respectively, or less than the smallest value for such Disputed Item claimed by either Purchaser or Seller in the Statement of Objections and Post-Closing Statement, respectively. Seller and Purchaser shall use their respective commercially reasonable efforts to cause the Settlement Accountant to deliver a written decision resolving all disagreements as soon as practicable and in any event within thirty (30) days after the later of the submission of all written Disputed Item Reports; provided that any delay by the Settlement Accountant in delivering a written report shall not affect the validity of such report. The Settlement Accountant’s review and determination shall be (A) limited only to the Disputed Item Reports and related materials concerning Disputed Items prepared and submitted to the Settlement Accountant by Seller and Purchaser (i.e., not on the basis of an independent review), (B) based solely on such Disputed Item Reports and related materials submitted by Seller and Purchaser and the basis for Seller’s and Purchaser’s respective positions, and (C) in accordance with the terms and procedures set forth in this Agreement, including the Accounting Principles, and consistent with the definitions of Cash, Indebtedness, Net Working Capital and Closing Transaction Expenses contained herein. Neither Seller nor Purchaser shall authorize the Settlement Accountant to modify or amend any term or provision hereof or modify items previously agreed in writing between Seller and Purchaser. During the review by the Settlement Accountant, each of Seller and Purchaser shall, and shall cause their respective Subsidiaries (including, in the case of Purchaser, the Acquired Companies) and their respective Representatives to, each make available to the Settlement Accountant such information, books, records and work papers as may be reasonably requested by the Settlement Accountant to fulfill its obligations under this Section 2.4(d); provided that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Settlement Accountant except in accordance with such accountants’ normal disclosure procedures and then only after such Settlement Accountant has signed a customary agreement relating to such access to work papers. A copy of all materials submitted to the Settlement Accountant shall be promptly provided by

Seller or Purchaser, as applicable, to the other party in the dispute; provided that the accountants of Seller or Purchaser, as applicable, shall not be obliged to make any work papers available to the other party except in accordance with such accountants’ normal disclosure procedures and then only after such other party has signed a customary agreement relating to such access to work papers. Neither Seller nor Purchaser may disclose to the Settlement Accountant, and the Settlement Accountant may not consider for any purpose, any settlement discussions or settlement offer(s) made by or on behalf of either Seller or Purchaser unless otherwise agreed by Seller and Purchaser. None of Seller, Purchaser or any of their respective Affiliates shall have any ex parte communications or meetings with the Settlement Accountant regarding the subject matter hereof without the other party’s prior written consent. The Settlement Accountant shall have exclusive jurisdiction over, and resort to the Settlement Accountant as provided in this Section 2.4(d) shall be the only recourse and remedy of the parties hereto against one another with respect to, any disputes arising out of the calculation of, and any adjustments to, the Purchase Price. The final determination with respect to all Disputed Items shall be set forth in a written statement by the Settlement Accountant delivered to Seller and Purchaser and, absent mathematical error that is not promptly corrected by the Settlement Accountant or manifest error or fraud, the resolution of the dispute by the Settlement Accountant shall be final, binding, and non-appealable on the parties hereto and such determination may be entered and enforced in any court of competent jurisdiction in accordance with Section 13.7. Each party shall bear its own costs and expenses in connection with the preparation of the Disputed Item Reports. The fees, costs and expenses of the Settlement Accountant shall be borne by Seller and Purchaser in proportion to the difference between the Settlement Accountant’s determination of the Purchase Price and the determinations of the Purchase Price claimed by Seller and Purchaser. For example, if Seller claims that the Purchase Price is, in the aggregate, $1,000 greater than the amount determined by Purchaser and if the Settlement Accountant ultimately resolves the dispute by awarding to Seller an aggregate of $300 of the $1,000 contested, then the costs and expenses of the Settlement Accountant will be allocated 30% to Purchaser and 70% to Seller. Notwithstanding the foregoing, Seller and Purchaser shall each be responsible for one half of any initial retainers or other fees and expenses of the Settlement Accountant, subject to reallocation by the Settlement Accountant at the conclusion of the proceeding as set forth immediately above.

(e) The “Final Closing Statement” shall mean (i) the Estimated Closing Statement in the event that Purchaser has failed to deliver the Post-Closing Statement in accordance with the terms of this Agreement and Seller elects for the Estimated Closing Statement to be final and binding in accordance with Section 2.4(a), or (ii) the Post-Closing Statement (A) in the event that Seller has accepted the Post-Closing Statement in writing or does not deliver a Statement of Objections prior to the expiration of the Review Period, (B) as agreed to in writing by Seller and Purchaser in accordance with Section 2.4(d), or (C) as determined by the Settlement Accountant in accordance with Section 2.4(d) and (1) the Cash set forth on such Final Closing Statement shall be deemed the final Cash, (2) the Indebtedness set forth on such Final Closing Statement shall be deemed the final Indebtedness (the “Final Closing Indebtedness”), (3) the Net Working Capital set forth on such Final Closing Statement shall be deemed the final Net Working Capital (the “Final Closing Net Working Capital”), (4) the Closing Transaction Expenses set forth on such Final Closing Statement shall be deemed the final Closing Transaction Expenses (the “Final Closing Transaction Expenses”) and (5) the Purchase Price set forth on such Final Closing Statement shall be deemed the final Purchase Price (the “Final Purchase Price”).

(f) In the event that (i) the Final Purchase Price is greater than (ii) the Closing Purchase Price (such excess, the “Final Overage”), Purchaser shall pay, or cause to be paid, within five (5) Business Days of the determination of the Final Overage and the Final Closing Statement, to (A) Seller (or its designee) by wire transfer of immediately available funds, an amount equal to the product of (1) such Final Overage multiplied by (2) the Non-U.S. Allocation Percentage and (B) U.S. Seller (or its designee) by wire transfer of immediately available funds, an amount equal to the product of (1) such Final Overage multiplied by (2) the U.S. Allocation Percentage. If the Final Overage remains unpaid within five (5) Business Days of the determination of the Final Overage and the Final Closing Statement, Seller may deliver a written notice to Purchaser specifying (x) that payment is due and payable pursuant to this Section 2.4(f), (ii) the wire instructions and account to which payment should be made, and (iii) that if payment is not made within five (5) Business Days, then the Final Overage shall bear interest in accordance with this Section 2.4(f). If the Final Overage is not paid within five (5) Business Days of receipt of such written notice, then the Final Overage shall bear interest from the date such payment was due until the date of actual payment at a per annum rate equal to the “prime rate” as published by the Wall Street Journal on the date such payment (“Prime Rate”) was due plus two percent (2%).

(g) In the event that (i) the Closing Purchase Price is greater than (ii) the Final Purchase Price (such excess, the “Final Underage”), (A) Seller shall pay, or cause to be paid, within five (5) Business Days of the determination of the Final Underage and the Final Closing Statement, to Purchaser (or its designee) by wire transfer of immediately available funds, an amount equal to the product of (1) such Final Underage multiplied by (2) the Non-U.S. Allocation Percentage and (B) U.S. Seller shall pay, or cause to be paid, within five (5) Business Days of the determination of the Final Underage and the Final Closing Statement, to U.S. Purchaser (or its designee) by wire transfer of immediately available funds, an amount equal to the product of (1) such Final Underage multiplied by (2) the U.S. Allocation Percentage. Any amount to be paid by, or on behalf of, Seller and U.S. Seller pursuant to this Section 2.4(g) shall be paid by wire transfer of immediately available funds to an account designated by Purchaser in writing to Seller promptly after the final determination of the Final Purchase Price. If the Final Underage remains unpaid within five (5) Business Days of the determination of the Final Underage and the Final Closing Statement, Purchaser may deliver a written notice to Seller and U.S. Seller specifying (x) that payment is due and payable pursuant to this Section 2.4(g), (ii) the wire instructions and account to which payment should be made, and (iii) that if payment is not made within five (5) Business Days, then the Final Underage shall bear interest in accordance with this Section 2.4(g). If the Final Underage is not paid within five (5) Business Days of receipt of such written notice, then the Final Underage shall bear interest from the date such payment was due until the date of actual payment at a per annum rate equal to the Prime Rate plus two percent (2%).

(h) Notwithstanding anything in this Section 2.4 to the contrary, neither (i) Seller nor its Affiliates shall be required to disclose to Purchaser or its Representatives nor (ii) Purchaser nor its Affiliates shall be required to disclose to Seller or its Representatives any information that is subject to the attorney-client privilege, attorney work product doctrine, or other applicable privilege or where any such disclosure would violate any Legal Requirement or expose such Person to any Liability for disclosure of any Personal Information.

2.5 Withholding.

(a) Purchaser and U.S. Purchaser shall be entitled to deduct and withhold, or cause the Acquired Companies to deduct and withhold as applicable, from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under Legal Requirements. To the extent Purchaser or U.S. Purchaser becomes aware of any obligation to withhold (other than any obligation to withhold in respect of payments that are in the nature of compensation or result from Seller’s or U.S. Seller’s failure to deliver the documentation required pursuant to Section 3.2(n)), it shall use commercially reasonable efforts to provide reasonable advance notice to Seller or U.S. Seller, as applicable, of the amounts subject to withholding and provide Seller or U.S. Seller, as applicable, with (to the extent reasonable under the circumstances) a reasonable opportunity to deliver any forms, documentation or other evidence that would reduce or eliminate such withholding Tax under Legal Requirements and shall reasonably cooperate with Seller or U.S. Seller, as applicable, in connection therewith. To the extent any amounts are deducted and withheld under this Section 2.5 and paid over to the applicable Governmental Authority in accordance with Legal Requirements, such amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

CLOSING AND CLOSING DELIVERIES

3.1 Closing; Time and Place. The closing of the Transactions (the “Closing”) shall be effected by the exchange of documents and signatures by electronic transmission at 10:00 a.m. Eastern time on (a) the date that is ten (10) Business Days after the satisfaction or written waiver (to the extent permitted by Legal Requirements) of the Closing Conditions in accordance with Article X (other than those Closing Conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those Closing Conditions at such time); provided that if Closing is scheduled to occur in the month of March, June, September, or December, then Closing shall instead be effected on the first Business Day of the following month or (b) such other date or at such other time or place as the parties hereto may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

3.2 Deliveries by Seller. At or prior to the Closing, Seller shall deliver, or cause to be delivered, to Purchaser and U.S. Purchaser:

(a) a stock transfer form for the CE JV Acquired Interests in favor of Purchaser executed by Seller, in form and substance reasonably satisfactory to Purchaser, including the share certificate(s) (or an indemnity for lost share certificate in form and substance reasonably satisfactory to Purchaser) for the CE JV Acquired Interests;

(b) assignments of the CE U.S. JV Acquired Interests executed by U.S. Seller, in form and substance reasonably satisfactory to Purchaser;

(c) a copy of the resolutions of the board of directors of CE JV approving the Transactions and resolving that the transfer of the CE JV Acquired Interests to Purchaser contemplated by this Agreement be approved for registration and (subject only to the transfers being duly stamped or approval from HM Revenue & Customs to proceed with registration of such transfer in lieu thereof) the transferee entered into the register of members of the CE JV;

(d) a copy of the resolutions of the sole member of CE U.S. JV approving: (i) the Transactions and the sale of the CE U.S. JV Acquired Interests to U.S. Purchaser contemplated by this Agreement and (ii) to the extent required under the CE U.S. JV LLC Agreement, the admission of U.S. Purchaser as a new member of CE U.S. JV with respect to such interests and the update of CE U.S. JV’s books and records to reflect such transfer and admission;

(e) duly executed counterparts to a transition services agreement, executed by Seller, U.S. Seller, CE JV and CE U.S. JV, substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”);

(f) duly executed counterparts to a stockholders agreement, executed by Seller, U.S. Seller, CE JV and CE U.S. JV, substantially in the form attached hereto as Exhibit C (the “Stockholders Agreement”);

(g) duly executed counterparts of the License Agreements executed by the parties thereto;

(h) a certificate signed by an authorized officer of Seller and U.S. Seller, dated as of the Closing Date, certifying that the conditions set forth in Section 10.1(a), Section 10.1(b) and Section 10.1(c) have been satisfied;

(i) executed copies of all material Pre-Closing Reorganization Documentation, to the extent an Acquired Company is a party thereto evidencing completion of the Pre-Closing Reorganization materially in accordance with this Agreement;

(j) resignation letters, in form and substance reasonably acceptable to Purchaser, of such members of the board of directors of each of the Acquired Companies and such officers of each of the Acquired Companies which have been requested in writing by Purchaser at least ten (10) Business Days prior to the Closing Date, such resignation letters to be effective concurrently with, and subject to the occurrence of, the Closing;

(k) evidence, in form and substance reasonably satisfactory to Purchaser, of the settlement or elimination of intercompany loans between the Acquired Companies, on the one hand, and Seller or any of its Affiliates (other than an Acquired Company), on the other hand, in accordance with Section 6.15 with no ongoing Liabilities on the part of Purchaser or any of its post-Closing Affiliates, including the Acquired Companies;

(l) a certificate signed by an authorized officer of Seller and U.S. Seller, dated as of the Closing Date, certifying that attached thereto are true and accurate copies of the Organizational Documents of each Acquired Company as in effect on the Closing Date, including all amendments thereto;

(m) a certificate from the Secretary of State or other appropriate official in each jurisdiction in which the Acquired Companies are incorporated and qualified to do business to the effect that the Acquired Companies are in good standing (or the equivalent thereof) in such jurisdiction, or to the extent that the relevant jurisdiction does not provide such certificate, a current extract from the commercial register (or equivalent register maintained by the applicable Governmental Authority) with respect to each Acquired Company, in each case to the extent that the relevant jurisdiction provides such a certificate or extract;

(n) a properly completed and duly executed IRS Form W-9 from U.S. Seller (or such other transferor of the CE U.S. JV Acquired Interests) and a properly completed and duly executed IRS Form W-8 (of the appropriate type) from Seller (or such other transferor of the CE JV Acquired Interests);

(o) a copy of the Valuation Report;

(p) documentation evidencing, to the reasonable satisfaction of Purchaser, the release of all Encumbrances securing any Closing Indebtedness, if any; and

(q) with respect to any Indebtedness listed in Schedule 3.2(q) of the Seller Disclosure Schedule, a duly executed payoff letter from each holder of such Indebtedness (or, where multiple facilities are held by the same holder, a single consolidated payoff letter) in form and substance reasonably satisfactory to Purchaser.

3.3 Deliveries by Purchaser. At or prior to the Closing, Purchaser and U.S. Purchaser shall deliver, or cause to be delivered, to Seller or U.S. Seller, as applicable:

(a) to U.S. Seller, the U.S. Closing Purchase Price, by wire transfer of immediately available funds; provided that U.S. Seller may designate a designee(s) to receive the U.S. Closing Purchase Price on its behalf;

(b) to Seller, the Non-U.S. Closing Purchase Price, by wire transfer of immediately available funds; provided that Seller may designate a designee(s) to receive the Non-U.S. Closing Purchase Price on its behalf;

(c) to Seller and U.S. Seller, duly executed counterparts to the Stockholders Agreement, executed by Purchaser and U.S. Purchaser; and

(d) to Seller and U.S. Seller, a certificate signed by an authorized officer of Purchaser and U.S. Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Section 10.2(a) and Section 10.2(b) have been satisfied.

3.4 Payment Mechanics. Any payment to be made pursuant to this Agreement by Purchaser or U.S. Purchaser shall be made to the designee(s) and the bank account or accounts designated by Seller or U.S. Seller, as applicable, in writing to Purchaser at least ten (10) Business Days prior to the due date for payment. Any payment to be made pursuant to this Agreement by Seller or U.S. Seller, as applicable, shall be made to the designee and the bank account or accounts designated by Purchaser in writing to Seller or U.S. Seller, as applicable, prior to the due date for payment. Unless otherwise agreed in writing by Seller, U.S. Seller, Purchaser and U.S. Purchaser, any payments by wire transfer under this Agreement shall be in immediately available funds. All payments shall be made by electronic transfer on or prior to the due date for payment and receipt of the amount due shall be an effective discharge of the relevant payment obligation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER AND U.S. SELLER

Except as set forth in the Seller Disclosure Schedule delivered concurrently with the execution of this Agreement, each of Seller and U.S. Seller hereby jointly and severally represents and warrants to Purchaser that the following representations and warranties are true, correct and complete as of the date hereof and as of the Closing Date (other than those made on a specified date, which shall be true and correct as of such specified date); provided further that, for the purposes of this Article IV, (x) the terms “Acquired Entities” and “Acquired Companies” shall be deemed to include CNH India and (y) the term “Acquired Interests” shall be deemed to include the shares of CNH India; provided that the representations and warranties in this Article IV, to the extent relating to CNH India or its shares (collectively, the “India Representations”) are true, correct and complete as of the date hereof, as of the Closing Date, and as of the India Closing Date (other than those made on a specified date, which shall be true and correct as of such specified date):

4.1 Authority; Enforceability.

(a) Each of Seller, India Seller and U.S. Seller has the requisite corporate power and authority to execute and deliver each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and under each of the other Transaction Documents to which it is or will be a party, and to consummate the Transactions in accordance with the terms of each of the Transaction Documents to which it is or will be a party. The execution, delivery and performance by each of Seller, India Seller and U.S. Seller of each of the Transaction Documents to which it is or will be a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller, India Seller and U.S. Seller, as applicable, and such authorization has not been subsequently modified or rescinded. No additional corporate or shareholder authorization is necessary for the execution, delivery or performance by Seller, India Seller and U.S. Seller of any Transaction Document to which it is or will be a party or the consummation by Seller, India Seller and U.S. Seller of the Transactions in accordance with the terms of each Transaction Document to which it is or will be a party.

(b) Each of the Transaction Documents to which Seller, India Seller and U.S. Seller is or will be a party have been, or will be, duly and validly executed and delivered thereby, and constitutes or will constitute, assuming due authorization, execution and delivery of the Transaction Documents by Purchaser and any other parties thereto, a valid and binding legal obligation of Seller, India Seller and U.S. Seller, as applicable, enforceable against Seller, India Seller and U.S. Seller, as applicable, in accordance with the terms hereof or thereof, as applicable, subject to the Bankruptcy and Equity Exception.

4.2 Non-Contravention; Consents.

(a) Assuming the accuracy and completeness of the representations and warranties of Purchaser set forth in Section 5.2(a), the execution and delivery by each of Seller, India Seller and U.S. Seller of each Transaction Document to which it is a party does not, and the performance thereby of each Transaction Document to which it is a party will not, require any Consent or Permit of, registration, declaration or filing with, or notification to, or intimation on, any Governmental Authority, except (i) any filings, notifications, clearances or Consents under applicable Antitrust Laws or Investment Screening Laws, including the Regulatory Filings, (ii) under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), or applicable blue sky laws, (iii) compliance with any condition or requirement of any Permits relating to the Business, (iv) those required by reasons of the regulatory status or operations of Purchaser, and (v) for such other Consents, filings or notifications, the failure of which to make or obtain would be immaterial to the Business and the Acquired Companies, taken as a whole.

(b) Except as set forth on Schedule 4.2(b) of the Seller Disclosure Schedule, the execution and delivery by each of Seller, India Seller and U.S. Seller of each Transaction Document to which it is a party does not, and the consummation of the Transactions contemplated hereby and thereby will not, (i) conflict with, violate or constitute a breach of, or require notice or Consent under any provision of the Organizational Documents of Seller, India Seller and U.S. Seller, as applicable, (ii) conflict with, violate or constitute a breach of, in each case, in any material respect, or require any material notice or Consent under any Legal Requirement applicable to the Business, except (x) to the extent arising under any applicable Antitrust Law or Investment Screening Law, including with respect to the Regulatory Filings, and (y) other required filings and approvals set forth in Section 4.2(a)(ii) above, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the creation or acceleration (or loss of benefit from) of any rights or obligations under, or create in any party the right to, accelerate, terminate, modify or cancel, or require any notice or Consent under, any Material Contract to which any Acquired Company is a party, or by which any of their respective properties or assets are bound, (iv) create any Encumbrance upon any of the properties or assets of any Acquired Company, except, in the case of clause (iv), as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole.

4.3 Organization; Acquired Companies.

(a) Each of Seller, India Seller and U.S. Seller is duly incorporated, validly existing and in good standing (to the extent such concept is applicable in such jurisdiction) under the Legal Requirements of the respective place of incorporation. Each such Person has all necessary corporate power and authority to conduct its business in the manner in which it is currently being conducted, except where the absence of such power and authority to conduct its business would not impair or materially delay such Person from consummating the Transactions or otherwise prevent such Person from performing its obligations hereunder or under any Transaction Document to which it is or will be a party.

(b) Each of the Acquired Companies (i) is duly organized, incorporated or formed, validly existing and in good standing (or the equivalent thereof) under the Legal Requirements of the jurisdiction of its organization, incorporation or formation, and (ii) has all necessary organizational or corporate power and authority to conduct its business in the manner in which it is currently being conducted. Each of the Acquired Companies is duly qualified or licensed to do business in the jurisdictions, as per Legal Requirements, in which the property and assets owned, leased, or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole.

(c) Schedule 4.3(c) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of the names of each (i) Acquired Company, the jurisdiction in which each such Acquired Company is organized and the equity ownership thereof (including the authorized capitalization, number of outstanding shares of each class of capital stock or other equity interest and the record and beneficial owners thereof) and (ii) each other corporation, partnership, limited liability company or other entity that is not an Acquired Company but in which any Acquired Company holds, directly or indirectly, an equity interest (each, a “Minority Interest Business” and such equity interest, a “Minority Interest Equity Interest”), and the percentage of the relevant Acquired Company’s Minority Interest Equity Interest in such Minority Interest Business on a fully diluted basis. The Acquired Companies do not own, directly or indirectly (including indirectly through any Acquired Company), any capital stock, shares, membership interests, other equity or ownership rights, proprietary or voting interest, dividend rights or economic interest, partnership or joint venture interest, interests or other securities, derivatives, interest convertible into, exercisable or exchangeable for, any of the foregoing, in any Person, other than the Acquired Companies and the Minority Interest Businesses.

(d) The Minority Interest Equity Interests and all of the outstanding issued share capital, shares or membership interests, other equity rights, interests, or other securities of each Acquired Company are duly and validly issued and outstanding, fully paid, and nonassessable and legally and beneficially owned, directly or indirectly, by Seller, India Seller, U.S. Seller, and the Acquired Entities, as applicable, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements). Except as set forth on Schedule 4.3(d) of the Seller Disclosure Schedule, the Minority Interest Equity Interests and all of the outstanding issued share capital, shares or membership interests, other equity rights, interests or other securities of each Acquired Company have been issued in compliance with Legal Requirements and the Organizational Documents of such Acquired Company or such Minority Interest Business, as applicable, and are not subject to any preemptive, any right of first refusal, right of first offer, tag-along, drag-along, call option, put option, change of control provisions, subscription or similar right under any provision of any of the foregoing.

(e) Seller has made available to Purchaser accurate and complete copies of the Organizational Documents of each Acquired Company as in effect as of the date of this Agreement, and such Organizational Documents are in full force and effect, and no Acquired Company is in violation of any such Organizational Document.

(f) Neither Seller, India Seller, U.S. Seller nor any Acquired Company has (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or been subject to the filing of any involuntary petition by any such Persons’ creditors that has not been dismissed within sixty (60) days of such filing, (iii) been subject to the attachment or other judicial seizure of all, or substantially all, of any such Persons’ assets, (iv) been insolvent or unable to pay its debts as they become due, (v) admitted in writing its inability to pay its debts as they come due, (vi) made an offer of settlement, extension or composition to its creditors generally, or (vii) had an administrator, liquidator, insolvency professional, receiver or similar official appointed by any Governmental Authority in respect of it or any of its assets.

(g) Except as set forth on Schedule 4.3(g) of the Seller Disclosure Schedule, each Acquired Company is in compliance with all mandatory capitalization, recapitalization, and minimum net equity requirements under the Legal Requirements of its jurisdiction of incorporation or organization, and no obligation to restore, recapitalize or reduce the share capital of any Acquired Company is outstanding, required, or overdue under any such Legal Requirements.

4.4 Title and Ownership.

(a) Seller is, directly or indirectly, the sole record, legal and beneficial owner of all of the Acquired Interests, has good, clear, marketable, and valid title to the Acquired Interests, and has full power, capacity and authority to sell, transfer, assign and deliver, or cause to be sold, transferred, assigned or delivered, to (i) CE U.S. JV, the U.S. Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements) and (ii) CE JV, the Non-U.S. Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), in each case of clause (i) and (ii), pursuant to the Pre-Closing Reorganization undertaken in accordance with Section 6.11.

(b) Following the completion of the Pre-Closing Reorganization, (i) CE JV shall be the sole record, legal and beneficial owner of all of the Non-U.S. Acquired Interests and have good, clear, marketable, and valid title to such Non-U.S. Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), and have full power, capacity and authority to sell, transfer, assign and deliver, or cause to be sold, transferred, assigned or delivered, the shares of CNH India, under the India SPA, (ii) CE U.S. JV shall be the sole record and beneficial owner of all of the U.S. Acquired Interests and have good and valid title to such U.S. Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), (iii) Seller shall be the sole record, legal and beneficial owner of all of the CE JV Interests and have good and valid title to the CE JV Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), (iv) U.S. Seller shall be the sole record and beneficial owner of all of the CE U.S. JV Interests and have good and valid title to the CE U.S. JV Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), (v) U.S. Seller and India Seller shall be the sole record, legal and beneficial owner of all of the shares of CNH India and have good and valid title to the shares of CNH India, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), (vi) Seller shall have full power, capacity and authority to transfer and deliver to Purchaser the CE JV Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), and, upon the payment by Purchaser of the Non-U.S. Purchase Price at the Closing, Purchaser, either directly or through its Affiliates or nominees, shall be the sole record and beneficial owner of all of the CE JV Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), (vii) U.S. Seller shall have full power and authority to transfer and deliver to U.S. Purchaser the CE U.S. JV Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), and, upon the payment by U.S. Purchaser of the U.S. Purchase Price at the Closing, U.S. Purchaser shall be the sole record and beneficial owner of all of the CE U.S. JV Acquired Interests, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements).

(c) The Acquired Interests are duly authorized, validly issued, fully paid, and nonassessable and owned, directly or indirectly, by Seller, free and clear of all Encumbrances (other than Encumbrances on securities imposed by Legal Requirements), and are not subject to, and were not issued in violation of, any preemptive rights or other similar rights. Except for the Acquired Interests, (i) there are no shares of capital stock of or other voting or equity interests in any of the Acquired Entities that are issued, reserved for issuance or outstanding, and (ii) there is no outstanding Contract with any Person, whether formal or informal, to purchase, redeem or otherwise acquire, directly or indirectly, any outstanding shares of capital stock of or other voting or equity interests in any Subsidiary of any of the Acquired Entities. There are no shares of capital stock of or other voting or equity interests in any Subsidiary of any of the Acquired Entities that are issued, reserved for issuance or outstanding that are not directly owned by an Acquired Entity.

(d) There are no outstanding warrants, options, rights (including any preemptive right), agreements, letters of intent, obligations, convertible, exercisable or exchangeable securities or outstanding or authorized appreciation, phantom interest, profit participation or similar rights or other commitments, contingent or otherwise, relating to the capital stock or other equity or voting interests in any Acquired Company (i) pursuant to which any Acquired Company is or may become obligated to issue, deliver, sell, transfer or grant any (x) shares of capital stock of or other voting or equity interests in an Acquired Company or (y) security convertible into, or exercisable or exchangeable for, any shares of capital stock of or other voting or equity interests in an Acquired Company, (ii) pursuant to which any Acquired Company is or may become obligated to issue, deliver, sell, transfer or grant any such warrant, option, right, unit, security, commitment or undertaking described in the foregoing clause (i), or (iii) that gives any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of the Acquired Interests or any shares of capital stock of or other voting or equity interests in any Acquired Company. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting, dividend rights or disposition of the Acquired Interests or any shares of capital stock of or other voting or equity interests in any Acquired Company. No Acquired Company has any authorized or outstanding bonds, debentures, notes, or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the stockholders of any Acquired Company on any matter.

(e) There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the capital stock of, or other equity or voting interests in, any Acquired Company.

(f) The entire share capital of CNH India is held by U.S. Seller and India Seller, Affiliates of the Seller, in dematerialized form and in compliance with the Indian company law and the Foreign Exchange Management Act, 1999, read with the corresponding rules, regulations, master directions, policies, and press notes issued thereunder (“FEMA”). CNH India has complied in all material respects with FEMA. CNH India has not been placed on the caution list of the Reserve Bank of India, and no Proceeding for contravention of FEMA is pending or, to Seller’s Knowledge, threatened against CNH India.

4.5 Financial Information; Liabilities.

(a) Schedule 4.5(a) of the Seller Disclosure Schedule sets forth true, correct and complete copies of (i) the unaudited, modified, pre-Tax, combined balance sheet of the Business as of December 31, 2025 (such date, the “Reference Date” and such balance sheet, the “Latest Balance Sheet”), and the related unaudited, modified, pre-Tax, combined statements of income of the Business for the fiscal year ended on such date, (ii) the unaudited, modified, pre-Tax, combined balance sheet of the Business as of December 31, 2024, and the related unaudited, modified, pre-Tax, combined statements of income of the Business for the fiscal year ended on such date (such financial statements referred to in the foregoing clauses (i) and (ii), collectively, the “Unaudited Financial Statements”), and (iii) the unaudited, modified, pre-Tax, combined balance sheet of the Business as of June 30, 2026, and the related interim unaudited, modified, pre-Tax, combined statements of income of the Business for the fiscal six (6)-month period ended on such date (the “Unaudited Interim Financial Statements”) (it being understood, however, (1) that the Business has not been operating historically as a separate “standalone” entity and, therefore, the Unaudited Financial Statements and the Unaudited Interim Financial Statements will reflect certain costs and other allocations made that may not reflect what would have been incurred if the Business had operated as a standalone business during the period covered by the Unaudited Financial Statements and the Unaudited Interim Financial Statements and do not reflect costs and other allocations that would be allocated to the Business on a carveout basis, (2) the Unaudited Financial Statements and Unaudited Interim Financial Statements reflect the Business as historically operated and do not reflect perimeter adjustments that may arise after the date of this Agreement in connection with the Pre-Closing Reorganization, and (3) a modified basis is unaudited, pre-Tax, and may exclude any adjustments identified by management after the date of this Agreement).

(b) Except as set forth in Schedule 4.5(b) of the Seller Disclosure Schedule, the Financial Statements: (i) have been prepared in good faith and in accordance with IFRS (in the case of the income statement, in accordance with GAAP), consistently applied throughout the periods covered thereby, (ii) fairly present the financial condition and results of operations of the Business, as of the dates and for the periods therein specified, and (iii) have been derived from, and consistent with information contained in, books and records of Seller and the Acquired Companies, in each case, that are regularly maintained by management of Seller or the Acquired Companies and are based upon group accounting guidelines and procedures of Seller used to prepare Seller and its Affiliates’ combined financial statements in accordance with IFRS (in the case of the income statement, in accordance with GAAP).

(c) Seller has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions involving the Business are executed in accordance with management’s general or specific authorizations, and (ii) transactions involving the Business are recorded as necessary based upon group accounting guidelines and procedures of Seller to permit preparation of the Financial Statements to maintain asset accountability. The Acquired Companies have possession of or access to all books, records, and other documents (whether in paper or electronic form) pertaining to the Business, and the properties and assets of the Business. Except as set forth on Schedule 4.5(c) of the Seller Disclosure Schedule, since January 3, 2022, none of Seller, its Affiliates (including the Acquired Companies), their independent accountant(s) or their respective board of managers or board of directors, as applicable, has received any written, or to Seller’s Knowledge, oral notification of any (A)

“significant deficiency” in the internal controls over financial reporting of the Acquired Companies or the Business, (B) “material weakness” in the internal controls over financial reporting of the Acquired Companies or the Business, or (C) fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting of the Acquired Companies or the Business. None of the Acquired Companies or any of their respective officers or directors or, to Seller’s Knowledge, any of their respective employees has, directly or indirectly, (x) intentionally circumvented the internal accounting controls of any Acquired Company, (y) intentionally falsified any books, records or accounts of any Acquired Company, or (z) made any false or misleading statement to, or attempted to coerce or fraudulently influence, any accountant in connection with any audit, review or examination of the financial statements of any Acquired Company.

(d) Except as set forth in Schedule 4.5(d) of the Seller Disclosure Schedule, there are no Liabilities of the Acquired Companies or the Business of any nature, whether primary or secondary, direct or indirect, absolute, accrued, contingent or otherwise, whether resulting from, arising out of, relating to, in the nature of, or caused by any breach of contract, breach of warranty, tort, infringement, violation of Legal Requirements, environmental matter, claim or lawsuit other than such Liabilities: (i) that are specifically set forth and adequately reserved against in the Latest Balance Sheet, (ii) that constitute accounts payable to trade creditors and accrued expenses incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, (iii) arising out of, relating to or resulting from the Transactions or the announcement, negotiation, execution or performance of any Transaction Document, by one of the Acquired Companies since the date of the Latest Balance Sheet, or (iv) that would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole. No Acquired Company is a party to, or has any binding commitment to become a party to, any off-balance sheet arrangement, including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), any synthetic lease, sale-leaseback arrangement, variable interest entity arrangement, or any other agreement or arrangement that would be required to be disclosed as an off-balance sheet obligation in the Financial Statements under IFRS, other than any receivables factoring, securitization, supply-chain financing or similar arrangement entered into in the ordinary course of business.

4.6 Absence of Certain Changes. Since the Reference Date, except in connection with the Transactions and the negotiation and execution of this Agreement and the other Transaction Documents, (a) the Business has been conducted in the ordinary course of business in all material respects, (b) there has not occurred any Material Adverse Effect, and (c) none of the Acquired Companies (or Seller or any of its other Affiliates, with respect to the Acquired Companies or the Business) has taken any action (or refrained from taking any action) that, if such action (or failure to act) were to be taken between the date hereof and the Closing Date, would require Purchaser’s consent pursuant to Section 6.1(a)(i) or Section 6.1(a)(ii).

4.7 Compliance with Legal Requirements; Permits.

(a) Except as set forth in Schedule 4.7(a) of the Seller Disclosure Schedule, since January 3, 2022, (i) the Acquired Companies and the Business have been in compliance with Legal Requirements and (ii) Seller, India Seller, U.S. Seller, and their respective Affiliates have not received any written or, to Seller’s Knowledge oral, notice from any Governmental Authority of any actual, alleged, or potential violation by any Acquired Company or the Business of any Legal Requirement, including judicial or extrajudicial warning letters, show cause notices, closure or suspension notice, notices of adverse findings, notices of infraction or similar documents that assert a lack of substantial compliance with any Legal Requirement that have not been fully resolved to the satisfaction of any other Governmental Authority, except, in the case of each of the foregoing clauses (i) and (ii), for which such instances of non-compliance which would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole. Except as set forth in Schedule 4.7(a) of the Seller Disclosure Schedule, to Seller’s Knowledge, (A) no regulatory action, closure or suspension notice is pending against the Acquired Companies, and (B) no investigation or inquiry of any sort is currently being conducted, or threatened, by any Governmental Authority with respect to the Acquired Companies or the Business (other than routine Tax audits, examinations, inquiries, or disputes).

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole, the Acquired Companies possess all Permits that are required by any Legal Requirement or Governmental Authority for the operation of the business of the Acquired Companies as presently conducted (including all Permits for the construction and development of the manufacturing or assembly facilities material to the Business), or that are required for the lawful ownership of their respective properties and assets. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole, or as set forth on Schedule 4.7(b)(ii) of the Seller Disclosure Schedule, all such Permits are valid and have not lapsed, been cancelled, suspended, terminated, or withdrawn. The Acquired Companies are in compliance in all material respects with all conditions and requirements of such Permits. No event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would reasonably be expected to result in revocation, cancellation, termination, suspension, restriction, adverse modification, or non-renewal of such Permits, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole. Each such Permit can be renewed or transferred in connection with the Transactions by each Acquired Company and its Subsidiaries without the consent of any Governmental Authority (other than routine administrative approvals). No proceeding to modify, suspend, revoke, withdraw, terminate, or otherwise limit any such Permit is pending, or, to Seller’s Knowledge, threatened and, to Seller’s Knowledge, there exists no valid basis for any such proceeding, including the Transactions. No administrative or governmental action or proceeding adverse to any Acquired Company is pending or, to Seller’s Knowledge, threatened, in connection with the expiration, continuance or renewal of any such Permit (other than routine administrative actions in the ordinary course of any renewal process) and, to Seller’s Knowledge, there is no valid basis for any such proceeding.

4.8 Pre-Closing Reorganization.

(a) The Pre-Closing Reorganization, including the Pre-Closing Reorganization Steps Plan and the Pre-Closing Reorganization Transfer Plan, has been duly authorized by all necessary corporate or other organizational action of Seller, India Seller and U.S. Seller. Prior to Closing, each Pre-Closing Reorganization Step taken by an Acquired Company will be and have been duly authorized by all necessary corporate or other organizational action of such Acquired Company to the extent required by Legal Requirements. The Pre-Closing Reorganization will be and has been implemented and completed (i) in accordance with, and subject to, Section 6.11 and (ii) in compliance in all material respects with (A) all necessary Legal Requirements of each relevant jurisdiction and (B) the Organizational Documents of each member of the Seller Group and the Acquired Companies involved therein.

(b) All Consents, filings, registrations, notifications, no objections, intimations, and declarations required to be obtained from or made to any Governmental Authority in connection with the Pre-Closing Reorganization shall be duly obtained or made, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole.

(c) The Pre-Closing Reorganization, once fully and finally implemented and completed, will not constitute a fraudulent transfer or fraudulent conveyance (including by sale in fraud to creditors (Fraude a credores) or fraud in execution (fraude à execução)), or any analogous transaction that could be set aside or unwound under Legal Requirements.

(d) There is no pending or, to Seller’s Knowledge, threatened in writing Proceeding by or before any Governmental Authority or other Person challenging the validity or enforceability of any Pre-Closing Reorganization Step, except (i) as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole, or (ii) as would not otherwise prevent, impede, impair, interfere with, hinder, delay, or adversely affect, the consummation of the Pre-Closing Reorganization by Seller, India Seller, U.S. Seller, any of the Acquired Companies or any other member of the Seller Group.

4.9 [Reserved].

4.10 Material Contracts.

(a) Schedule 4.10(a) of the Seller Disclosure Schedule lists all of the following Contracts to which any Acquired Company is a party (or to which Seller or any of its Affiliates is a party that is a Shared Contract or primarily relates to the Business (indicating with an asterisk (*) any such Contracts to which Seller or any of its Affiliates (other than the Acquired Companies) is a party)) and that are in effect and not entirely fulfilled or performed as of the date of this Agreement (other than Benefit Plans) (the Contracts required to be listed on Schedule 4.10(a) of the Seller Disclosure Schedule, collectively, the “Material Contracts”); provided that order forms, purchase orders, statements of work need not be listed on Schedule 4.10(a) of the Seller Disclosure Schedule (the Contracts described in clauses (x) and (y), the “Additional Material Contracts”), but shall otherwise constitute Material Contracts hereunder:

(i) any Contract with a Key Customer;

(ii) any Contract with a Key Supplier;

(iii) any Contract that requires any Acquired Company to deal exclusively with a third party in connection with the sale or purchase of any product or service or geographic area or restricts, purports to restrict or otherwise materially affect the ability of any Acquired Company to engage in any line of business or to compete with any Person or in any geographical area;

(iv) any Contract (as well as any binding letters of intent or similar binding documents) with a purchase price in excess of $3 million that relates to: (A) an acquisition, lease or divestiture of the equity, undertaking, assets or property or business of any Person (whether by merger, consolidation, demerger or similar business combination transaction, sale of stock or other equity, business transfer, sale of assets or otherwise) involving an Acquired Company or (B) the acquisition by any Acquired Company of any operating business or the capital stock or other equity interests of any other Person pursuant to which any Acquired Company has continuing obligations as of the date hereof (clauses (A) and (B), the “Acquisition Agreements”);

(v) any Contract (A) relating to Indebtedness for borrowed money of the Acquired Companies, (B) relating to Indebtedness for borrowed money with respect to the Business that could give rise to Liabilities of any Acquired Company following the Closing, (C) relating to guarantees (including corporate guarantee or performance guarantee) extended by any Acquired Company, or (D) granting or evidencing a material Encumbrance on any property or asset of any Acquired Company;

(vi) any Contract that is a material IP Contract;

(vii) any Shared Contract that is material to the Business related to procurement, AMS, logistics, or insurance;

(viii) any Contract that provides for any joint venture, joint operation, partnership, profit sharing, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, co packaging, joint development, collaboration, or other arrangement involving a sharing of profits or losses of any Acquired Company with any Person;

(ix) any Contract involving a loan (other than transactions on credit in the ordinary course of business) or advance to (other than advances to any Business Employee extended in the ordinary course of business), or investment in, any Person, or any Contract relating to the making of any such loan, advance or investment, in each case, in excess of $5 million;

(x) any intercompany loan or advance between any Acquired Company, on the one hand, and any member of the Seller Group, on the other hand;

(xi) any settlement agreement of an Acquired Company involving any actual or threatened Proceeding or other dispute (A)(1) entered into since January 3, 2022 and (2) that has involved or will involve payment in an amount in excess of $1 million (net of third-party insurance coverage) or (B) that contains ongoing material obligations, including obligations to pay amounts, individually or in the aggregate, in excess of $1 million (net of third-party insurance coverage and excluding compliance with confidentiality, non-disparagement, and other similar customary provisions);

(xii) any Contract requiring any capital commitment or capital expenditure (or series of the capital expenditures) by the Acquired Companies in respect of the Business in excess of $5 million;

(xiii) any Real Property Lease that is material, individually or in the aggregate, to the Business;

(xiv) any Specified Contract;

(xv) any Contract that is a Collective Bargaining Agreement;

(xvi) any Contract relating to any factoring, receivables purchase, supply chain financing, reverse factoring, securitization, or similar arrangement to which any Acquired Company (or as it relates to the Business, the Seller Group) is a party, including any arrangement under which accounts receivable of the Business have been sold, assigned, or otherwise transferred (whether with or without recourse);

(xvii) any Contract that contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of any Acquired Company;

(xviii) any Contract under which (A) any Person (other than the Acquired Companies) has directly or indirectly guaranteed Indebtedness of any Acquired Company or (B) any Acquired Company has directly or indirectly guaranteed, provided an indemnity against, or issued a comfort letter or keepwell agreement in respect of, any Indebtedness or other obligation of any other Person, including Seller or any Affiliate of Seller;

(xix) any management service, consulting, financial advisory or any other similar type of Contract (including with investment or commercial banks) entered into by an Acquired Company;

(xx) any Contract (other than the Transaction Documents) by and between any Acquired Company and (A) any member of the Seller Group or (B) any current or former officer or director of any Acquired Company (and other than Contracts, Benefits Plans or policies for employment and benefits provided to employees and other individual service providers in the ordinary course of business);

(xxi) any Contract involving a (A) standstill or similar arrangement, (B) “most favored nation”, first refusal, right of first negotiation, first offer provisions or similar preferential terms or (C) take-or-pay or similar minimum purchase requirements, in each case, in favor of any other Person;

(xxii) any Contract that contains any material indemnification or contribution right or obligation, other than those (A) incurred in the ordinary course of business with any customer or supplier or (B) any customary director and officer indemnification arrangement, in respect of any director or officer of the Acquired Companies; and

(xxiii) any Acquisition Agreement that contains obligations with respect to any contingent payment of any type (including under any purchase price adjustment, earn-out, deferred payment, or similar provision) in excess of $5 million.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies or the Business, taken as a whole, and except as set forth on Schedule 4.10(b) of the Seller Disclosure Schedule, (i) each of the Material Contracts is in full force and effect, and is the legal, valid, and binding obligation of the applicable Acquired Company and each of the other parties thereto, enforceable in accordance with the terms thereof, subject to the Bankruptcy and Equity Exception, (ii) there exists no default or breach under any such Material Contracts by any Acquired Company or the Seller Group, as applicable, or, to Seller’s Knowledge, any other party to such Material Contracts, (iii) there exists no event or circumstance with respect to any Acquired Company or the Seller Group or, to Seller’s Knowledge, any other party to such Material Contracts, that (with notice or lapse of time or both) would create a default or breach under any of the Material Contracts or result in a termination right thereof or would cause or permit the acceleration of or other changes of or to any material right or obligation or the loss of any material benefit thereunder, and (iv) there exists no actual or, to Seller’s Knowledge, threatened termination or cancellation of any Material Contract. Seller has made available to Purchaser a complete and accurate copy of each Material Contract, other than any Additional Material Contract, that is in effect as of the date of this Agreement (together with all legally binding amendments, modifications, schedules, or supplements thereto). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Acquired Companies (or, to the extent related to the Business, the Seller Group) has received any written or, to Seller’s Knowledge, oral notice under any Material Contract that any counterparty to any Material Contract intends to terminate any such Material Contracts or is repudiating, not renewing, modifying, or accelerating any material obligation under any Material Contract or that it intends to do so. Since January 3, 2022, there have been no material disputes under any Material Contract.

4.11 Litigation. Since January 3, 2022, there have been no Proceedings pending before or against any Governmental Authority, or, to Seller’s Knowledge, threatened against any Acquired Company, any of the Acquired Companies’ assets or properties or the Business or any of their present or former officers, employees, or directors in their capacity as such that, if adversely decided, would, on an individual basis, reasonably be expected to result in (a) a Loss in excess of $5,000,000 to the Acquired Companies or the Business, (b) any criminal or regulatory sanction, or (c) seeking to or having the effect of preventing, materially impairing, or materially delaying the transactions contemplated by this Agreement, in the case of clauses (a), (b) and (c), except for such Proceedings as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Acquired Companies, taken as a whole. Neither the Acquired Companies nor the Business is subject to any outstanding or unsatisfied Order or settlement agreement, or any Order or settlement agreement that imposes ongoing obligations on the Acquired Companies or the Business (excluding customary confidentiality and non-disparagement provisions) that is, or would reasonably be expected to be, material to the Business or the Acquired Companies, taken as a whole. Schedule 4.11 of the Seller Disclosure Schedule sets forth a complete and accurate list of all pending judicial and administrative Proceedings involving any Acquired Company, except for any such Proceeding as would not reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

4.12 Intellectual Property; Information Technology.

(a) Schedule 4.12(a) of the Seller Disclosure Schedule sets forth a true, accurate, and complete list of all United States and international registrations and applications for: (i) Patents, (ii) Trademarks, (iii) designs, (iv) copyrights, and (v) domain names, in each case of the foregoing clauses (i)-(v), that constitute Acquired Company IP (such Intellectual Property, the “Acquired Company Registered IP”), listing for each entry, as applicable, the legal owner(s), the beneficial owner(s) (if different than legal owner(s)), jurisdiction(s), status, and registration and application number(s) and date(s), and expiration date(s) and domain name registrar, as applicable. Schedule 4.12(a), of the Seller Disclosure Schedule separately sets forth a true, accurate, and complete list of all Acquired Company Registered IP that is co-owned with one or more other third-party Persons (the “Co-Owned Acquired Company Registered IP”), listing for each item of Co-Owned Acquired Company Registered IP (i) the identity of each co-owner, (ii) the nature and scope of each co-owner’s rights therein (including control of prosecution and enforcement, and any restrictions on use, licensing or transfer), and (iii) each Contract governing the co-ownership thereof. None of the Contracts governing the Co-Owned Acquired Company Registered IP has been breached, terminated, canceled or repudiated, and, to Seller’s Knowledge, there exists no event, occurrence, condition or act (including the consummation of the Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would constitute a default thereunder or give any co-owner the right to terminate, modify or accelerate any obligation under any such Contract.

(b) Following the completion of the Pre-Closing Reorganization, the Acquired Companies shall solely and exclusively own all right, title, and interest in and to all the Acquired Company IP, free and clear of all Encumbrances (other than Permitted Encumbrances). Following the completion of the Pre-Closing Reorganization, the Acquired Companies will own or have a valid license to or other valid right to use all the Intellectual Property contemplated by this Agreement and the other Transaction Documents to be owned or licensed by the Acquired Companies for use in the conduct of the Business, and none of the foregoing will be encumbered, extinguished, impaired or otherwise adversely altered or impacted by (nor will require any consent, notification, approval, waiver, or payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of any of the Transaction Documents or the consummation of the Transactions (including the Pre-Closing Reorganization); provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property rights of any third party.

(c) Following the completion of the Pre-Closing Reorganization, each item of Acquired Company Registered IP will be duly registered or filed in the name of an Acquired Company, and all such Acquired Company Registered IP that has been issued is valid, subsisting, and enforceable. All filing, examination, issuance, post registration, and maintenance fees associated with or required with respect to any of the Acquired Company Registered IP have been paid, and all filings (including necessary documents and certificates) in connection therewith have been timely filed with the relevant Governmental Authority. There are no actions that must be taken or payments that must be made with respect to the Acquired Company Registered IP within one hundred eighty (180) days following the Closing Date that, if not taken, will adversely affect the Acquired Company Registered IP.

(d) None of the Acquired Company IP is subject to any outstanding Order adversely affecting the use thereof or rights thereto of any Acquired Company (or as it relates to the Business, the Seller Group), or that would impair the validity or enforceability thereof.

(e) No Proceeding is pending, or to Seller’s Knowledge, has been threatened in writing, and no written claim (including any offer or invitation to license) against the Acquired Companies (or as it relates to the Business, the Seller Group) has been received since January 3, 2022, alleging (i) that any Acquired Company (or member of the Seller Group in the conduct of the Business), the conduct of the Business, or any products or services of the Business is infringing, misappropriating or otherwise violating any Person’s Intellectual Property, or (ii) the invalidity, misappropriation or unenforceability of, or challenging the ownership or scope of, any Acquired Company IP. to Seller’s Knowledge, none of the Acquired Companies, the members of the Seller Group (in the conduct of the Business), or the conduct of the Business as currently conducted (including its products and services) infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party, nor has the conduct of the Business done so since January 3, 2022.

(f) No Proceeding is pending or has been threatened in writing since January 3, 2022, by the Acquired Companies (or as it relates to the Business, the Seller Group) alleging that any Person is infringing, misappropriating or otherwise violating any Acquired Company IP. To Seller’s Knowledge, no third party is, in any material respect, infringing, misappropriating or otherwise violating the Acquired Company IP, nor has done so since January 3, 2022.

(g) After the Closing, there will be no material Intellectual Property or material IT Asset owned by the Seller Group (other than any Seller Retained IP that is licensed to the Acquired Companies pursuant to the License Agreements) that is required pursuant to this Agreement or any Transaction Document to be made available for use by the Business after the Closing as to which no provision is made in this Agreement or any Transaction Document for continued use thereof after the Closing by the Acquired Companies or Purchaser.

(h) Each Person (including any current or former employee or contractor of any member of the Seller Group) who, since January 3, 2022, has invented, developed or created any material Intellectual Property for an Acquired Company (or as it relates to the Business, a member of the Seller Group) has validly and presently assigned, in writing, on a perpetual, irrevocable and worldwide basis all of its rights, title and interest in and to such Intellectual Property to an Acquired Company (or as it relates to the Business, a member of the Seller Group), to the extent such rights do not vest therein by operation of law.

(i) The Acquired Companies take and have taken commercially reasonable steps to protect and preserve the confidentiality and security of their material Trade Secrets (and the Seller Group has done the same as it relates to the Trade Secrets of the Business), and since January 3, 2022, no such Trade Secrets have been disclosed to any Person except pursuant to non-disclosure obligations that require that Person to maintain the confidentiality of such Trade Secrets or in the reasonable business judgment of Seller. To Seller’s Knowledge, no Person (including any present or former officer, director, consultant, advisor, employee or independent contractor of any Acquired Company (or as it relates to the Business, of the Seller Group)) is in default or breach of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, use, or transfer of Acquired Company IP.

(j) Schedule 4.12(j) of the Seller Disclosure Schedule sets forth a list of all material proprietary software that will be acquired (“Proprietary Software”). None of the Acquired Companies or any member of the Seller Group has any material a duty or obligation to disclose, deliver, license or otherwise make available to any other Person any source code of or for the Proprietary Software (“Acquired Company Source Code”) on a contingent basis pursuant to an escrow agreement or similar contractual arrangement. No Acquired Company Source Code has been disclosed to any Person (other than employees and independent contractors of the Acquired Companies that are subject to appropriate confidentiality obligations).

(k) To Seller’s Knowledge, the Acquired Companies (and as it relates to the Business, the Seller Group) are and since January 3, 2022 have been in compliance, in each case, with licenses governing the use or distribution of Open Source Software, and no use or activities with respect to Open Source Software by the Acquired Companies (and as it relates to the Business, the Seller Group) (i) requires the licensing, disclosure or distribution of any Acquired Company Source Code or other Acquired Company IP to any other Person, (ii) prohibits or limits the receipt of consideration in connection with licensing or otherwise distributing any Proprietary Software, or (iii) allows any Person to decompile, disassemble or otherwise reverse-engineer any Proprietary Software. Following the completion of the Pre-Closing Reorganization, an Acquired Company will have in its possession the Acquired Company Source Code.

(l) No funding, facilities or personnel of any Governmental Authority were used to develop or create, in whole or in part, any Acquired Company IP. The Acquired Companies (and as it relates to the Business, the Seller Group) have not been a member of any industry standards organization, and none of the Acquired Company IP is subject to any licensing, assignment, contribution, disclosure or other requirement or restriction of any such industry standards organization.

(m) None of the execution, delivery or performance of any Transaction Document nor the consummation of any of the Transactions (including the Pre-Closing Reorganization) will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare (i) a loss of, or Encumbrance on, any Acquired Company IP; (ii) disclosure to a third party of any source code for any Proprietary Software; or (iii) the grant, assignment, or transfer to any other Person of any license, immunity, covenant not to assert, or other right, title or interest in or to any Acquired Company IP. Notwithstanding anything to the contrary, the foregoing is not a representation or warranty with respect to the sufficiency of, or infringement, misappropriation or other violation of, Intellectual Property.

4.13 Data Privacy and Artificial Intelligence.

(a) Since January 3, 2022, the Acquired Companies (and as it relates to the Business, the Seller Group) are not and have not been in material violation of (i) applicable Privacy Laws, (ii) contractual obligations concerning information security and data privacy (including the Processing of Personal Information), (iii) their own written and adopted internal and external privacy and data security policies (collectively, the “Data Security Requirements”), or (iv) applicable AI Laws.

(b) No generative artificial intelligence-enabled tools (“AI Tools”) have been used to develop any Acquired Company IP for or on behalf of the Seller Group in a manner that affects, or would be expected to affect, the ownership or ability to commercialize such Acquired Company IP. The Acquired Companies (and as it relates to the Business, the Seller Group) have not received any notice, action, threat, or order by or before any Governmental Authority specifically addressing the Seller Group’s development, implementation, deployment, or other use of any AI Tools.

(c) Since January 3, 2022, each Acquired Company (and as it relates to the Business, the Seller Group) has complied in all material respects with all applicable Privacy Laws.

(d) Neither the negotiation nor consummation of the transactions contemplated by this Agreement, nor any disclosure or transfer of information in connection therewith, will breach or otherwise cause any material violation of any Data Security Requirement.

(e) All vendors, processors, subcontractors and other Persons acting for or on behalf of the Acquired Companies or the Business in connection with the Processing of Personal Information or that otherwise have been authorized to have access to the Acquired Company IT Assets or the Personal Information in the possession or control of such Acquired Company (or as it relates to the Business, the Seller Group) are subject to reasonable contractual requirements regarding the Processing of Personal Information and the security of Acquired Company IT Assets, and to Seller’s Knowledge, comply, and have since January 3, 2022, complied, in each case, in all material respects, with such contractual requirements. No Acquired Company is currently subject to any outstanding regulatory fines, penalties, Orders, Proceedings or other Liabilities relating to the Seller Group’s data privacy or cybersecurity practices.

(f) As of the date of this Agreement, no Proceedings are pending or, to Seller’s Knowledge, have been threatened in writing against the Acquired Companies (or as it relates to the Business, the Seller Group) alleging a material violation of the Data Security Requirements. Since January 3, 2022, the Acquired Companies (or, as it relates to the Business, the Seller Group) have neither notified in writing, nor been required by Data Security Requirements to notify in writing, any Person or entity of any Personal Information or information security-related incident.

(g) The Acquired Company IT Assets (i) are designed, implemented, and operated in a manner consistent with industry standards in all material respects and perform in a manner that permits the conduct of the Business as currently conducted, (ii) are free from material bugs, errors or other defects that would restrict the Acquired Companies (or as it relates to the Business, the Seller Group) from conducting the Business as currently conducted, and (iii) do not contain any Malicious Code.

(h) Each Acquired Company (and as it relates to the Business, the Seller Group) has implemented and maintains an information security plan (the “Security Plan”), which includes commercially reasonable administrative, technical, and physical safeguards consistent with Data Security Requirements, designed to protect the confidentiality, availability, integrity, and security of the Acquired Company IT Assets and the information and data stored therein (including Personal Information and other sensitive information) against any loss, damage, misuse, unauthorized use, access, interruption, modification, corruption, or disclosure, including cybersecurity and malicious insider risks.

(i) To Seller’s Knowledge, since January 3, 2022, there has been no material (i) unauthorized use of or access to, security breach of, loss or corruption of, or malfunction or failure of, any Acquired Company IT Assets or other IT Assets solely used in the Business (or any data or other information or transactions stored or contained therein), including any denial of service attack, continued substandard performance or other adverse event, (ii) unauthorized disclosure or other breach of security of Personal Information maintained by any Acquired Company (or as it relates to the Business, the Seller Group), including any event that would give rise to a breach or incident for which notification to individuals or Governmental Authorities is required under Data Security Requirements, or (iii) phishing, social engineering, or business email compromise incident.

4.14 Real Property.

(a) Schedule 4.14(a) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all real property owned in fee, in whole or in part, by any Acquired Company or solely used in connection with the Business (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, the “Owned Real Property”), including, with respect to each Owned Real Property, (i) the fee owner, (ii) the legal description and physical address, and (iii) list of all Indebtedness and other obligations secured by an Encumbrance thereon. The applicable Acquired Company or member of the Seller Group has good and valid fee title to the applicable Owned Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), annotations, rights of third parties and restrictions of any nature (other than Permitted Encumbrances). Seller has made available to Purchaser true, correct and complete copies of the deeds and all material title insurance policies (or if none for the applicable property, title insurance commitments or title insurance reports for such property), surveys, and zoning reports within its possession and control or in the possession and control of Seller or the applicable Acquired Company for each Owned Real Property. To Seller’s Knowledge, all such original title deeds and documents have been validly executed, duly registered and adequately stamped in accordance with any Legal Requirement. Other than as set forth on Schedule 4.14(a) of the Seller Disclosure Schedule or in any real property leases, licenses or other occupancy agreements relating to the Owned Real Property made available to Purchaser, (i) other than an Acquired Company or any member of the Seller Group, there are no parties who have a right to possess or are in possession of the Owned Real Property and (ii) there are no third-party rights created of any nature whatsoever including by way of lease, license, sub-lease, development agreement, joint venture agreement, development management agreement, project management agreement, floor space index sharing agreement, sale of transferable development rights, or agreements to purchase, lease or otherwise acquire any of the Owned Real Property or any portion thereof or interest therein, and no Acquired Company is a party to any Contract granting, or has otherwise granted to, another party (other than a member of the Seller Group) any outstanding Encumbrance, option, right of first offer or first negotiation or right of first refusal or other similar right to purchase or lease the Owned Real Property or any portion thereof (each an “Option” and collectively, “Options”), and no Owned Real Property is subject to any such Options.

(b) Schedule 4.14(b) of the Seller Disclosure Schedule sets forth a true and complete, as of the date of this Agreement, list of all leases, licenses and subleases (x) to which an Acquired Company is party as a lessee, licensee or sublessee or (y) that are solely used in connection with the Business and to which a member of the Seller Group is party as a lessee, licensee or sublessee (any such lease, license or sublease in clauses (x) and (y), individually, and together with all material amendments, modifications, extensions, renewals, guaranties and other agreements with respect thereto, a “Real Property Lease” and collectively, the “Real Property Leases”, provided that, “Real Property Leases” shall not include any lease, license, or sublease for any real property that is used by the Seller Group for any purposes other than the Business), including with respect to each such Real Property Lease, (i) the landlord, sublandlord, licensor, or grantor, (ii) the tenant, subtenant, licensee, grantee or occupant, and (iii) to the extent specified in the applicable Real Property Lease, the legal description and physical address. To Seller’s Knowledge, each Real Property Lease is duly stamped and registered in accordance with any Legal Requirement and is valid, subsisting and has not been terminated or repudiated. Seller has made available to Purchaser true and complete copies, including all amendments thereto, of the Real Property Leases. All the covenants to be performed under each Real Property Lease by Seller as lessee have been fully performed in all material respects. Except as set forth on Schedule 4.14(b) of the Seller Disclosure Schedule, the consummation of the Transactions will not result in a breach or default, require any consent, or give rise to any right of termination or modification, in relation to any Real Property Lease.

(c) With respect to each Real Property Lease pursuant to which any Acquired Company is a lessee, sublessee or licensee, the Acquired Company has valid leasehold interests in all leased real property or license rights in licensed property, as the case may be, described in each Real Property Lease free and clear of any and all Encumbrances, and in each case, the Acquired Company has been in peaceable possession since the commencement of the original term of such Real Property Lease, and no such Acquired Company or member of the Seller Group has received notice that such Acquired Company is in default or breach (after the expiration of any notice or cure period) under any Real Property Lease and, to Seller’s Knowledge, there are no existing defaults or breaches (after the expiration of any notice or cure period) by the lessor or licensor under any Real Property Lease. To Seller’s Knowledge, no condition exists which, and neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in any condition that, but for the giving of notice or the passage of time, would constitute a material breach or default by any Acquired Company or member of the Seller Group (or, to Seller’s Knowledge, any other party thereto) or permit termination or modification by any party thereto, require any consent or acceleration of rent by the landlord, sublessor or licensor of any Real Property Lease. To Seller’s Knowledge, the landlord, sublandlord, licensor, sublicensor or grantor for the Leased Real Property holds the legal title to the Leased Real Properties, and all registrations with the relevant land registry for each Real Property Lease to the extent required by Legal Requirements have been duly completed.

(d) There is no pending or threatened appropriation, condemnation, eminent domain or like proceedings relating to (i) any Owned Real Property which would preclude or impair the use or value of any such property by the applicable Acquired Company; and (ii) to Seller’s Knowledge, the Leased Real Property which would preclude or impair the use of any such property by the applicable Acquired Company for the purposes for which it is currently used. Neither the whole nor any portion of the Real Property has been significantly damaged or destroyed by fire or other casualty and not restored to a condition reasonably sufficient for the operation thereof for its current use. Subject to Permitted Encumbrances, no Acquired Company or member of the Seller Group has received written notice from a lender of a default which remains uncured after the expiration of any notice or cure period, nor is there any such default (after the expiration of any notice or cure period) under any mortgage or similar instrument encumbering any Owned Real Property. None of Seller’s direct or indirect leasehold interests in the Leased Real Property is encumbered by a mortgage.

(e) The Real Property constitutes all of the real property that is used in connection with the conduct of the Business as currently conducted; provided that, this representation shall not be breached as a result of, to the extent the following are set forth in reasonable detail on Schedule 4.13(g) of the Seller Disclosure Schedule, (i) any Shared Contracts or similar shared use arrangements between the Acquired Companies and other members of the Seller Group, (ii) any real property made available to the Business pursuant to the Transition Services Agreement, or (iii) any real property used incidentally or on a temporary basis in connection with the Business and not necessary for the Business to continue in the ordinary course.

(f) All of the buildings, structures, fixtures and appurtenances situated on any Owned Real Property are in good operating condition (ordinary wear and tear excepted), are adequate and suitable for the purposes for which they are presently being used, have all the necessary Permits, including occupation certificate / building completion certificate, required for their use, and, with respect to each Real Property, the applicable Acquired Company has adequate rights of ingress and egress to and from public roads and adequate access to all utilities necessary (including easement rights and right of way) and for the operation of the Business of such Acquired Company in the ordinary course. None of such buildings, structures, or appurtenances (or any equipment therein), nor the operation or maintenance thereof, violate any restrictive covenant or any provision of any Legal Requirement, or encroaches on any property owned by others in any manner.

(g) All rent, Taxes, utility bills and other outgoings due by the applicable Acquired Company as lessee with respect to all the Leased Real Property have been paid as such amounts have become due and there is no demand notice pending either from the owner or utility service provider or the government authority, in respect thereof.

(h) There are no Proceeding pending or threatened against or affecting any of the Owned Real Property or any portion thereof or interest therein, or which affect the ownership, use, occupancy, operation, value, or transferability thereof, and the applicable Acquired Company has not received any written notice of any of the foregoing.

(i) The Owned Real Property and, to Seller’s Knowledge, the Leased Real Property, are not subject to any Encumbrance, other than the Permitted Encumbrances.

4.15 Labor Matters.

(a) Prior to the date hereof, Seller has delivered to Purchaser a CE Census.

(b) [Reserved]

(c) Each Acquired Company, and, solely with respect to any Business Employee or Business Service Provider, each Seller Group member is, and since January 3, 2022, has been, in compliance with all Legal Requirements relating to labor and employment and the engagement of labor in all material respects and only to the extent such Legal Requirements are applicable to the relevant entity, establishment, worker category and period, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, subcontracting, overtime, equal employment opportunity, immigration, health and safety, training, social security, worker classification, affirmative action, plant closings and employee layoffs, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans, occupational health and safety (including, with respect to Brazil, compliance in all material respects with the Normas Regulamentadoras issued by the Brazilian Ministry of Labor and Employment that are applicable to the activities and establishments of the relevant Acquired Company, in each case except for any non-compliance that would not reasonably be expected to result in a material Liability), plant closings, compensation and benefits (including, with respect to the People’s Republic of China, contributions to social insurance and housing provident funds), maternity benefits, Fundo de Garantia do Tempo de Serviço (FGTS) obligations, electronic labor and payroll reporting obligations (including eSocial, where applicable), and the applicable rules and regulations adopted by those agencies responsible for the administration of such Legal Requirements (including, with respect to Brazil, the Consolidation of Labor Laws – CLT – Brazilian Decree-Law (Decreto-Lei) No. 5.452/1943), and including, with respect to India, the relevant states shops and establishments legislation, the Industrial Relations Code 2020, the Code on Wages 2019, the Code on Social Security 2020, the Indian Occupational Safety, Health and Working Conditions Code 2020, and the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013), and, in each case, the legislation repealed, subsumed or modified thereby (collectively, “Employment Practices”). For purposes of the foregoing, with respect to Brazil, representations relating to compliance with eSocial and other electronic labor, payroll, tax and social security reporting obligations shall not be deemed breached solely by immaterial clerical, registration or formal inconsistencies that have not resulted in, and would not reasonably be expected to result in, a material Liability. As of the date of this Agreement there are, and since January 3, 2022, have been, no Proceedings pending, or to Seller’s Knowledge, threatened (A) by or before any Governmental Authority pertaining to the Employment Practices of any Acquired Company or, solely with respect to the Business, the Business Employees or the Business Service Providers, the Seller Group, and (B) by or before any Governmental Authority involving any Business Employee, Business Service Provider or Former Business Service Provider, any Person alleging to be one of the foregoing, or any applicant for employment, or any class of the foregoing, in each case except as would not reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole. All material statutory registrations, licenses, filings, registers, and records required to be obtained, maintained, or filed by each Acquired Company (and, solely with respect to any Business Employee or Business Service Provider in India, each relevant Seller Group member) under applicable labor and employment Legal Requirements (including under the Legal Requirements of India) have been properly obtained, maintained, and filed in all material respects.

(d) Except as set forth on Schedule 4.15(d)(i) of the Seller Disclosure Schedule, since January 3, 2022, there has not been any material strike, slowdown, work stoppage, labor dispute, or similar activity in respect of any Acquired Company or, solely as it relates to the Business or any Business Employee, the Seller Group, and none is pending nor, to Seller’s Knowledge, threatened. To Seller’s Knowledge, none of the Acquired Companies nor, solely with respect to the Business and the Business Employees, the Seller Group, is engaged in, and, since January 3, 2022, has engaged in, any unfair labor practice, and no unfair labor practice charge against the Acquired Companies or, solely with respect to the Business Employees, the Seller Group, is pending or, to Seller’s Knowledge, threatened before the National Labor Relations Board, the Brazilian Ministry of Labor and Employment (Ministério do Trabalho e Emprego), the Brazilian Ministry of Labor Prosecution (Ministério Público do Trabalho), or any similar Governmental Authority or other labor relations authority, in each case except as would not reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole. To Seller’s Knowledge, no material activities or proceedings of any labor union to organize any Business Employees are pending or threatened. Except as set forth on Schedule 4.15(d)(ii) of the Seller Disclosure Schedule, no labor union, works council or similar employee representative body represents, is certified to represent, or purports to represent, any Business Employees in connection with their employment with any Acquired Company or any member of the Seller Group, nor are any Business Employees covered or bound by any Collective Bargaining Agreement, and none of the Acquired Companies nor, solely with respect to any Business Employee, any member of the Seller Group, is a party to, bound by (including indirectly by way of membership in employers’ associations or under Legal Requirements), negotiating, or required to negotiate, any Collective Bargaining Agreement. Since January 3, 2022, (x) the Acquired Companies (or, solely as it relates to the Business or the Business Employees, the Seller Group) have complied in all material respects with the terms of each such Collective Bargaining Agreement and any applicable works council consultation, notification or information, and co-determination obligations vis-à-vis works councils, economic committees or other competent employee representative bodies in connection with any operational changes, plant closures or implemented or announced redundancy programs, including in connection with the closure of the Burlington, Iowa manufacturing plant, and (y) there is no pending or, to Seller’s Knowledge, threatened material grievance, arbitration or industrial action arising under or relating to any such Collective Bargaining Agreement. None of the Acquired Companies, nor, solely with respect to the Business, the Seller Group members, has incurred any material Liability arising from any failure to comply with the terms of any applicable collective bargaining agreement relating to employee benefits. The Contratto Collettivo Specifico di Lavoro of Seller for non-dirigenti employees and the Contratto Collettivo Specifico di Lavoro of Seller for dirigenti employees (together, the “CCSL CNHs”) are the only Collective Bargaining Agreements applicable to Italian Business Employees. The CCSL CNHs have been applied accurately to all Italian Business Employees in all material respects in accordance with their terms and Italian mandatory law, including with respect to minimum wages, supplementary pay, thirteenth and fourteenth month payments, holiday entitlements, leave entitlements and all contributions to supplementary pension funds and supplementary healthcare funds linked to the CCSL CNHs. No Italian Business Employee has any outstanding claim arising from the misapplication or non-application of the CCSL CNHs or any predecessor agreement, in each case except as would not reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

(e) Since January 3, 2022, (i) no allegations of sexual harassment or sexual misconduct have been made, or, to Seller’s Knowledge, threatened, or investigated by or on behalf of any Acquired Company or any member of the Seller Group, against or involving any current or former officer, director or other senior executive of the Business by any Business Employee, Business Service Provider or Former Business Service Provider, and (ii) no Acquired Company has entered into any settlement agreement resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other senior executive of the Business in such individual’s capacity as such. Each Acquired Company organized or operating in India has duly constituted an internal complaints committee in accordance with the (Indian) Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the rules thereunder, and has complied in all material respects with all statutory obligations in relation thereto, including annual reporting requirements.

(f) To Seller’s Knowledge, no Business Employee is (i) in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other similar obligation: (a) to any of the Acquired Companies (or, solely as it relates to the Business, the Seller Group) or (b) to a former employer relating (A) to the right of any such employee to be employed by the Acquired Companies (or, solely as it relates to the Business, the Seller Group) in connection with the Business, as the case may be or (B) to the knowledge or use of trade secrets or proprietary information; or (ii) party to any of the foregoing or such other agreement that would restrict the performance of such Business Employee’s employment duties with the Acquired Companies or, solely with respect to the Business, the Seller Group.

(g) To Seller’s Knowledge, no Business Employee who is at the level of director or higher, intends to terminate his or her employment prior to or as a result of or following the consummation of the transactions contemplated by this Agreement.

(h) Each of the Acquired Companies, and, solely with respect to the Business Employees, each Seller Group member, is, and has at all times been, in material compliance with the Worker Adjustment and Retraining Notification Act or any similar state, local, or non-U.S. Legal Requirements or similar binding judicial precedents (the “WARN Act”). None of Seller or any of its Affiliates (including the Acquired Companies) has taken any action (other than any action taken at the express request or direction of Purchaser or its Affiliates) that would reasonably be expected to cause Purchaser or any of its Affiliates to have any material Liability following the Closing Date under the WARN Act.

(i) None of the Acquired Companies, nor, with respect to the Business Employees or the Business Service Providers, any Seller Group member, has any direct or indirect material Liability, whether actual or contingent, with respect to any misclassification of any Person as an independent contractor or contract laborer rather than as an employee, including any individual engaged through a personal service company, individual legal entity or similar independent contractor arrangement, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer. All Business Service Providers characterized and treated by Seller and its Affiliates as independent contractors or consultants are properly classified under the applicable Legal Requirements in all material respects. No individual who currently provides, or within the past five (5) years has provided, services to the Business in Italy on the basis of a coordinated and continuous collaboration agreement (“co.co.co.”), a VAT-registered freelance arrangement, or any other non-subordinate arrangement, is, or could reasonably be expected to be, reclassified as an employee (lavoratore subordinato)

under Article 2094 of the Italian Civil Code or as an hetero-organized collaborator pursuant to Article 2 of Legislative Decree No. 81/2015, and no Italian Business Employee has been supplied to the Business through a staffing agency (somministrazione di lavoro) or through a service contract (appalto di servizi) in circumstances that could give rise to a claim for direct employment by an Acquired Company, in each case except as would not reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole. With respect to the PRC Subsidiary, all labor outsourcing arrangements used by the PRC Subsidiary in connection with the Business do not constitute de factor labor dispatch arrangements and have been entered into and performed in material compliance with applicable PRC Legal Requirements.

(j) There are no outstanding expatriate packages, equalization arrangements or similar cross-border employment benefits that could give rise to material liabilities for any Acquired Company following the Closing.

(k) Each of the Acquired Companies, and, solely with respect to the Business, each Seller Group member, has complied in all material respects with any and all obligations under Legal Requirements to inform, consult or notify, or to obtain the consent or opinion of, any works council, employee representative body, trade union, labor organization or similar body in connection with the transactions contemplated by this Agreement, in each case to the extent such obligations were required to have been fulfilled at the time the relevant representation is made. Without limiting the foregoing, with respect to the Italian Business Employees: (i) no Acquired Company, nor solely, respect to the Business, Seller Group member, has initiated or is subject to any collective redundancy procedure pursuant to Law No. 223 of 23 July 1991 (“Law 223/1991”), any ordinary (“CIGO”) or extraordinary (“CIGS”) wage supplementation procedure, or any solidarity contract (contratto di solidarietà) that is ongoing as of the date of this Agreement or that would continue beyond the Italian Contribution Effective Date, and (ii) Schedule 4.15(k) of the Seller Disclosure Schedule identifies any collective redundancy procedure or income support scheme pursuant to Law 223/1991 concluded since January 3, 2022, with respect to Italian Business Employees.

(l) All payments due from the Acquired Companies (and, solely with respect to any Business Employee or Business Service Provider in India, each relevant Seller Group member) on account of any wages, salaries, commissions, bonuses or other direct compensation for any services performed for an Acquired Company (or for the relevant Seller Group Member, solely with respect to any Business Employee or Business Service Provider in India), and employee health and welfare insurance, social security contributions (including provident fund, employees’ state insurance, and gratuity contributions), and other benefits, have been paid or properly accrued as a Liability on the books of the applicable Acquired Company (or the relevant Seller Group Member, solely with respect to any Business Employee or Business Service Provider in India) in all material respects. The applicable Acquired Companies operating or registered in the People’s Republic of China have fully paid up the contributions to the statutory social security and housing fund for its employees in accordance with Legal Requirements in the People’s Republic of China in all material respects.

4.16 Employee Benefits.

(a) Schedule 4.16(a) of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of each material Acquired Company Benefit Plan and each material Seller Benefit Plan (each material Seller Benefit Plan marked with an asterisk (*)), and separately indicates each Benefit Plan that is maintained primarily for the benefit of Business Employees, Business Service Providers and Former Business Service Providers outside of the United States (each, a “Foreign Benefit Plan”). Seller has made available to Purchaser accurate and complete copies of the current plan documents (or, if such plan is not in writing, a written description of such plan) with respect to each material Seller Benefit Plan and each Acquired Company Benefit Plan that are in the possession or under the control of, or reasonably accessible to (after making good faith reasonable attempts to obtain such copies (or written descriptions of any unwritten plans) of such material Seller Benefit Plan or Acquired Company Benefit Plan from the relevant Seller human resources office that would reasonably be expected to maintain such copies (or have the requisite knowledge to provide written descriptions of unwritten plans)), those employees of Seller and its Affiliates having the requisite knowledge of the human resources matters of the Seller Group and the Acquired Companies (the “HR Knowledge Personnel”). With respect to each Acquired Company Benefit Plan, Seller has additionally delivered or made available to Purchaser accurate and complete copies of the following to the extent that such copies are in the possession or under the control of, or reasonably accessible to (after making good faith reasonable attempts to obtain copies from the relevant human resources office that would reasonably be expected to maintain such copies), the HR Knowledge Personnel, to the extent applicable: (i) the most recent summary plan description together with the summary or summaries of material modifications thereto; (ii) trust agreements, insurance contracts or other funding vehicles and all amendments thereto; (iii) in the case of any plan intended to be qualified under Section 401(a) of the Code, the most recent determination or opinion letter from the IRS; (iv) the four (4) most recently filed annual reports (Form 5500 or 990 series) with any required schedules and financial statements filed with the IRS; (v) the most recent actuarial report or other financial statement; (vi) any material correspondence to or from any Governmental Authority received in the last four (4) years; (vii) nondiscrimination testing results for the last four (4) years performed under the Code (including 401(k) and 401(m) tests); and (viii) all written agreements and contracts currently in effect, including administrative service agreements, group annuity contracts, and group insurance contracts. With respect to any Acquired Company Benefit Plan that is a Foreign Benefit Plan, Seller has made available to Purchaser accurate and complete copies of all documentation comparable to those documents listed above, as applicable, and to the extent that such copies are in the possession or under the control of, or reasonably accessible to (after making good faith reasonable attempts to obtain copies from the relevant human resources office that would reasonably be expected to maintain such copies), the HR Knowledge Personnel.

(b) (i) Each Acquired Company Benefit Plan and material Seller Benefit Plan is and has at all times been administered, funded, and operated in all material respects in compliance with Legal Requirements and in accordance with its terms and (ii) no Proceeding is or has been since January 3, 2022, pending or, to Seller’s Knowledge, threatened with respect to any Acquired Company Benefit Plan or material Seller Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims). With respect to each Acquired Company Benefit Plan and Seller Benefit Plan, all benefits, benefits, premiums, and contributions due on or before the date hereof have been made or properly accrued in all material respects, and all benefits accrued under any unfunded Acquired Company Benefit Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with, IFRS or GAAP, as applicable, in all material respects. None of the Seller Group members or the Acquired Companies has, nor, to Seller’s Knowledge, has any other Person or entity, made any binding commitment to materially modify, materially change or terminate any material Seller Benefit Plan or Acquired Company Benefit Plan, other than with respect to any such modification, change or termination required by Legal Requirements, and there has been no amendment to, or written interpretation or announcement by any Seller Group member or any Acquired Company regarding any Acquired Company Benefit Plan that would materially increase the expense of maintaining such Acquired Company Benefit Plan above the level or expense incurred with respect to that plan for the most recently completed fiscal year.

(c) Except as set forth on Schedule 4.16(c) of the Seller Disclosure Schedule, no Acquired Company Benefit Plan or Seller Benefit Plan is, and no Acquired Company or any ERISA Affiliate thereof, nor, solely with respect to the Business Employees, any Seller Group member or any ERISA Affiliate thereof, sponsors, contributes to, or has any obligation to contribute to, or has ever sponsored, contributed to, or had any obligation to contribute to, in the prior six (6) years: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is subject to Section 302 or Title IV of ERISA (each, a “Pension Plan”), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code), or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Acquired Company Benefit Plan (A) covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan, (B) subject to Section 412 of the Code or Section 302 of ERISA has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 302 or 304 of ERISA, or (C) subject to Section 412 of the Code or Section 302 or Title IV of ERISA is, or is expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA. No Acquired Company, nor, with respect to the Business or the Business Employees, any Seller Group member or any ERISA Affiliate thereof has incurred any unsatisfied withdrawal Liability under Title IV of ERISA to any Multiemployer Plan.

(d) Each Acquired Company Benefit Plan or Seller Benefit Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely upon a favorable determination, advisory and/or opinion letter, as applicable from the IRS regarding the tax-qualified status of such plan and, to Seller’s Knowledge, no event has occurred or condition exists that would reasonably be expected to result in the loss of such tax-qualification.

(e) Except as set forth in Schedule 4.16(e) of the Seller Disclosure Schedule, none of the Acquired Company Benefit Plans or Seller Benefit Plans obligates any Seller Group member or any of the Acquired Companies to provide, and none of the Seller Group members nor any Acquired Company is obligated to provide, any Business Employee, Business Service Provider, or Former Business Service Provider (or any beneficiary or dependent thereof) any life insurance or medical or health benefits after such Business Employee’s, Business Service Provider’s, or

Former Business Service Provider’s termination of employment or service, as applicable, with any Seller Group member or any Acquired Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, any similar state Legal Requirement (for which the covered individual pays the full cost of coverage), or any similar Legal Requirement of a jurisdiction other than the United States.

(f) None of the Acquired Companies, nor, solely with respect to the Business, any Seller Group member, nor any Acquired Company Benefit Plan or Seller Benefit Plan nor, to Seller’s Knowledge, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could reasonably be expected to subject the Acquired Companies, or, solely with respect to the Business, any Seller Group member or any ERISA Affiliate thereof, to any material tax or penalty on prohibited transactions imposed by Section 4975 of the Code. The Acquired Companies, and, solely with respect to the Business, the Seller Group members, have not engaged in a transaction that would reasonably be expected to result in a material civil penalty under Sections 409 or 502(i) of ERISA.

(g) The Acquired Companies are not subject to any material Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Acquired Company Benefit Plan.

(h) Except as set forth in Schedule 4.16(h) of the Seller Disclosure Schedule, neither the execution of this Agreement or the Employee Matters Agreement nor the consummation of the Transactions will (whether alone or together with any other event) (i) result in any payment or benefit becoming owing, payable, or due to any Business Employee, Business Service Provider, or Former Business Service Provider, (ii) increase any payment or benefit owing or to be paid or provided to any Business Employee, Business Service Provider, or Former Business Service Provider, (iii) result in any acceleration of the time of payment, funding or vesting of any payments or benefits to any Business Employee, Business Service Provider, or Former Business Service Provider, (iv) result in the forgiveness of any indebtedness of any Business Employee, Business Service Provider, or Former Business Service Provider, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Acquired Company Benefit Plan on or following the Closing.

(i) Neither the execution of this Agreement or the Employee Matters Agreement nor the consummation of the Transactions will (whether alone or together with any other event) constitute an event that may result in any payment that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) None of the Acquired Companies, nor, solely with respect to the Business Employees or Business Service Providers, any Seller Group member, is obligated to provide any gross-up, make-whole, or other additional payment in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(k) Each Acquired Company Benefit Plan and Seller Benefit Plan or other compensation or benefit plan, program, policy, practice, contract, agreement or arrangement that constitutes, in whole or in part, a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been maintained, operated, and administered in all material respects in documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no amount under any such plan has been or is reasonably expected to be subject to any interest or additional Taxes imposed under Section 409A of the Code.

(l) Each Foreign Benefit Plan (i) if intended to qualify for special tax treatment under Legal Requirements, meets all requirements for such treatment and, to Seller’s Knowledge, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plan; (ii) if required by Legal Requirements to be funded, is in compliance with such funding requirements in all material respects, and if intended to be funded and/or book-reserved, is funded and/or book reserved, as appropriate, in accordance with Legal Requirements, based upon reasonable actuarial assumptions, in all material respects; (iii) if intended or required to be qualified, approved, or registered with a Governmental Authority, is and has been so qualified, approved or registered and been maintained in good standing, and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval, or registration, as applicable; and (iv) if required by Legal Requirements to be compliant with a Collective Bargaining Agreement that provides for or impacts employee benefits is compliant with the terms of such agreement. No Acquired Company Benefit Plan that is subject to the laws of a jurisdiction other than the United States is a defined benefit pension plan. As of the date hereof, there is no pending or, to Seller’s Knowledge, threatened litigation relating to any Foreign Benefit Plan that is an Acquired Company Benefit Plan that could reasonably be expected to be material to the Business and the Acquired Companies. Without limiting the foregoing, no Foreign Benefit Plan sponsored, maintained, contributed to, or required to be contributed to for the benefit of any Business Employee or Business Service Provider located in or subject to the employment Legal Requirements of Brazil has been structured or administered in a manner that would reasonably be expected to result in the recharacterization of any benefits provided thereunder as salary or other remuneration for labor, social security, or Tax purposes. As of the date hereof, no Business Employee, Business Service Provider, or Former Business Service Provider (or, in each case, any dependent or beneficiary thereof) has, within the past five (5) years, challenged the calculation of accrued or received benefits under any Foreign Benefit Plan. With respect to TFR and social security contributions of Italian Business Employees: (i) all accrued TFR entitlements have been duly calculated in accordance with Article 2120 of the Italian Civil Code and are accurately reflected in each the financial statements of the applicable Seller Group member (or those of the relevant Acquired Company), and there is no accrued but unpaid or under-accrued TFR with respect to any Italian Business Employee; (ii) all social security contributions due to the Instituto Nazionale Previdenza Sociale (“INPS”) and/or to any applicable supplementary pension fund, all insurance premiums due to Istituto Nazionale per l’Assicurazione contro gli Infortuni sul Lavoro (“INAIL”), and all income tax withholdings in respect of Italian Business Employees have been timely paid in full to the relevant Governmental Authorities or funds; and (iii) all elections regarding the conferral (whether tacit or explicit) of TFR maturando have been correctly implemented and administered in accordance with the choices made by the relevant Italian Business Employees and Legal Requirements, all employer and employee contributions due thereto have been timely and fully paid, and no unfunded or under-funded liability exists with respect thereto.

(m) No member of the Seller Group or Acquired Company is or has ever been: (i) an employer (for the purpose of section 318(1) of the UK Pensions Act 2004) of an occupational pension plan within the meaning of section 1 of the Pensions Plans Act 1993 which is not a plan that provides solely money purchase benefits within the meaning of section 181(1) of the UK Pensions Plans Act 1993; or (ii) associated or connected with such an employer, as such terms are defined in section 51 of the UK Pensions Act 2004. No Business Employee based in the UK has any claim or right in respect of any pension, lump sum or other benefits payable or in connection with their retirement, death, serious ill health, incapacity, redundancy or similar circumstances which will transfer to the Acquired Companies by operation of the Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended from time to time.

4.17 Taxes.

(a) Each of Seller and U.S. Seller, with respect to the Business and each of the relevant Acquired Companies, has filed, or has caused to be filed on its behalf, all Income Tax and other material Tax Returns required to be filed by it (taking into account any valid extensions of time in which to file), and all such Tax Returns are true, accurate, and complete in all material respects.

(b) All Income Taxes and all other material Taxes due and payable by Seller and U.S. Seller with respect to the Business, and all Income Taxes and all other material Taxes due and payable by any Acquired Company, have been timely paid in full to the appropriate Tax Authority other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS or GAAP, as applicable (including, in relation to Brazil, all principal and ancillary tax obligations (obrigações tributárias principais e acessórias) at the federal, state and municipal levels). All Income Taxes and all other material Taxes of the Acquired Companies not yet due and payable have been properly accrued in the books and records of the Acquired Companies in accordance with IFRS or the Accounting Principles, as applicable.

(c) Each of Seller and U.S. Seller, with respect to the Business and each of the relevant Acquired Companies, has (i) deducted, withheld, and timely paid to the appropriate Tax Authority all material Taxes required to be deducted, withheld, or paid by it (whether or not shown on any Tax Return), and (ii) complied with all related information reporting requirements in all respects.

(d) Each of Seller and U.S. Seller, with respect to the Business and each of the relevant Acquired Companies, has complied with all material Legal Requirements relating to the collection and payment of Taxes. All material sales, use, value added, goods and services and similar Taxes required to have been collected by Seller or U.S. Seller with respect to the Business, or by any Acquired Company, on the sale of products or taxable services have been properly and timely collected, and all such Taxes have been timely paid to the appropriate Tax Authority in accordance with Legal Requirements. With respect to any sale of products or taxable services for which such Taxes were not collected in reliance on an exemption, Seller or U.S. Seller, or the applicable Acquired Company, has obtained and retained all material exemption certificates and other documentation required under Legal Requirements to substantiate such exemption.

(e) Except as set forth in Schedule 4.17(e) of the Seller Disclosure Schedule, no power of attorney has been granted with respect to any of the Acquired Companies as to any matter relating to Taxes that will remain in effect following the Closing.

(f) Except as set forth in Schedule 4.17(f) of the Seller Disclosure Schedule, none of the Acquired Companies has ever been a member of an affiliated group or filed or been included in a combined, consolidated, or unitary income Tax Return (other than the Seller Affiliated Group). None of the Acquired Companies is liable for the Taxes of another Person other than any of the Acquired Companies (i) under Treasury Regulations Section 1.1502-6 (or comparable provisions of any state, local or non-U.S. Tax Legal Requirement) or any other joint and several, secondary or economic group Liability or (ii) as a transferee or successor, or by Contract (other than a Contract entered into in the ordinary course of business, the primary purpose of which is not Taxes). No Acquired Company is party to or bound by any Tax allocation, Tax indemnity, Tax sharing, profit and/or loss transfer or similar agreement (other than any agreement (x) entered into in the ordinary course of business, the primary purpose of which is not Taxes or (y) solely among the Acquired Companies).

(g) Except as set forth in Schedule 4.17(g) of the Seller Disclosure Schedule, there is no current or pending dispute, audit, enquiry, investigation, examination, claim, litigation, proposed adjustment, matter in controversy or other Proceeding concerning any material Tax liability of the Business or any Acquired Company, and no such dispute, audit, enquiry, investigation, examination, claim, litigation, proposed adjustment, matter in controversy or other Proceeding has been proposed or threatened in writing or, to Seller’s Knowledge, is currently contemplated (including, with respect to Brazil, the Receita Federal do Brasil, State Secretariats of Finance (SEFAZ) and municipal tax authorities).

(h) No extension or waiver of (i) the limitation period applicable to any Tax Return of any Acquired Company or (ii) any period of assessment or collection with respect to Taxes of any of the Acquired Companies or the Seller Affiliated Group has been granted or requested from Seller, U.S. Seller, or any of the Acquired Companies which extension or waiver has not expired.

(i) There are no outstanding Encumbrances for material Taxes (other than Permitted Encumbrances) on the assets of any Acquired Company or with respect to the Business.

(j) None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of: (i) any prepaid amount or deferred revenue received at or prior to the Closing; (ii) any change in method of accounting or use of improper method of accounting prior to the Closing Date; (iii) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Income Tax Legal Requirements) executed prior to the Closing; (iv) any installment sale or open transaction disposition made prior to the Closing; (v) any intercompany transactions or excess loss accounts as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Legal Requirements) arising on or prior to the Closing Date; or (vi) any Tax incentive program, Tax amnesty, moratorium or other arrangement for the deferred payment of Taxes.

(k) Except as set forth in Schedule 4.17(k) of the Seller Disclosure Schedule, none of the Acquired Companies has distributed stock of another Person, nor had its shares distributed by another Person, in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code (or any corresponding provision of state, local or non-U.S. Legal Requirements).

(l) None of the Acquired Companies has participated in, or is currently participating in, any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b)(1), or any transaction requiring disclosure under a corresponding provision of state, local, or non-U.S. Legal Requirements.

(m) None of the Acquired Companies (i) is the beneficiary of any extension of time within which to file any Tax Return (or has made or had made on its behalf a request for such which is currently pending), other than automatic extensions of time or other extensions of time obtained in the ordinary course of business, (ii) has received a written claim by a Tax Authority in a jurisdiction in which it does not file Tax Returns that it is or may be subject to taxation therein or required to file a Tax Return therein, (iii) has received (or is subject to) any private letter or similar ruling or agreement from any Tax Authority, in each case, that will remain binding on the applicable Acquired Company after the Closing, or (iv) is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes (other than CE U.S. JV as a result of the Transactions).

(n) All payments by, to, or among any of the Acquired Companies and/or any Affiliate of any of the Acquired Companies related to any Affiliate agreement have complied with all applicable transfer pricing requirements imposed by any Tax Authority in all material respects and all material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by the applicable Acquired Company.

(o) None of the Acquired Companies has been subject to Taxes in any country other than the country of its incorporation or formation, whether by virtue of having a permanent establishment or other place of business in such country or otherwise.

(p) Except as set forth in Schedule 4.17(p) of the Seller Disclosure Schedule, each non-U.S. Acquired Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Code has been properly reported as such by U.S. Seller (or its applicable U.S. shareholder) on all applicable Tax Returns, and all income required to be included by reason of Section 951 or Section 951A of the Code (including any “subpart F income” and any “global intangible low-taxed income”) attributable to any Pre-Closing Tax Period has been properly reported and included on the applicable Tax Returns, and no Acquired Company has any unreported or understated inclusion under Section 951 or Section 951A of the Code attributable to any Pre-Closing Tax Period.

(q) None of the Acquired Companies has any liability for unclaimed property, escheat obligations, or abandoned property under any applicable state, local or non-U.S. Legal Requirement, and the Acquired Companies have complied with all applicable unclaimed property, escheat, and abandoned property Legal Requirements, including all reporting and remitting obligations.

(r) The Acquired Companies have obtained all applicable Tax registrations under Legal Requirements, and all such registrations are valid and subsisting.

(s) All records which each Acquired Company is required to keep for Tax purposes, or which would be required to substantiate any claim made or position taken in relation to Taxes by the Acquired Company have been duly kept in compliance with Legal Requirements and are maintained at the offices of the Acquired Company.

(t) No Acquired Company has entered into, or agreed to enter into, an election pursuant to section 171A of the UK Taxation of Chargeable Gains Act 1992 (election to reallocate gain or loss to another member of the group), paragraph 16 of Schedule 26 to the UK Finance Act 2008 (sale of pre-commencement integral features), or section 792 of the UK Corporation Tax Act 2009 (reallocation of charge within group).

(u) No Acquired Company is aware of any persons acting in the capacity of a person associated with (as defined in section 44 of the UK Criminal Finances Act 2017) the relevant Acquired Company having committed a UK or foreign tax evasion facilitation offence (as defined in sections 45 and 46 respectively of the UK Criminal Finances Act 2017) and each Acquired Company has in place all procedures to prevent such an offence.

(v) No interest disallowance has been allocated to any Acquired Company for the purposes of the corporate interest restriction rules set out in Part 10 and Schedule 7A of the Taxation (International and Other Provisions) Act 2010.

(w) No Acquired Company has been engaged in, or been a party to, any transactions or series of transactions or scheme or arrangement that is or was required to be disclosed to any Tax Authority under Legal Requirements.

(x) No Acquired Company is liable to make to any Person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any other Person (other than the Acquired Company).

(y) Except as set forth in Schedule 4.17(y) of the Seller Disclosure Schedule, each Acquired Company is, and has at all times since its formation (or, if later, since becoming an Acquired Company) been, and will be immediately prior to the Closing, properly classified for U.S. federal, state and local income Tax purposes as set forth on Schedule 4.17(y) of the Seller Disclosure Schedule, all entity classification elections filed with respect to any Acquired Company have been timely filed and remain in full force and effect, and no such election has been made other than as disclosed on that Schedule. The classification of each Acquired Company set forth on that Schedule is consistent with, and each Acquired Company is, and immediately prior to the Closing will be, classified in the manner assumed in, Section 8.9(b) and Section 8.11.

(z) Each Acquired Company that has claimed benefits under any Tax treaty has, at all relevant times, been eligible for and entitled to such benefits and satisfied all applicable conditions therefor (including any limitation on benefits or principal purpose test under the applicable Tax treaty).

(aa) Except as specifically set forth in Schedule 4.17(aa) of the Seller Disclosure Schedule, no Acquired Company is liable for any top-up tax, income inclusion rule tax, undertaxed profits rule tax or qualified domestic minimum top-up tax imposed under or pursuant to any legislation implementing the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting global anti-base erosion rules (Pillar Two) in respect of any fiscal year (or portion thereof) ending on or before the Closing Date.

(bb) CNH Industrial Technology and India Seller have duly and timely discharged and paid all Taxes that are due and payable arising in connection with their respective business transfers to CNH India and have sufficient assets and financial capacity to satisfy all Tax liabilities arising in respect of the business transferred.

(cc) Each of Seller and U.S. Seller is a non-resident of India within the meaning prescribed under Section 6 of the Income Tax Act, 2025 (the “Indian Income Tax Act”) and will continue to qualify as a non-resident of India through the Closing Date.

(dd) U.S. Seller holds and has always held the shares of CNH India as capital assets in its books.

(ee) CE JV does not, directly or indirectly, own or hold any assets located in India as of the Closing Date.

(ff) There are no pending Tax proceedings or outstanding tax demands against Seller, U.S. Seller, and/or India Seller at the time of transfer of the shares of CNH India to CE JV, which could adversely affect such transfer or result in the transfer being rendered void under Section 499 of the Indian Income Tax Act.

(gg) With respect to the transfer of the equity interests of CE JV and the transactions contemplated by the India SPA: (i) Seller does not have, and has not had at any time, a place of effective management or a permanent establishment in India; (ii) Seller holds the equity interests of CE JV as capital assets for purposes of the Indian Income Tax Act; (iii) Seller is not required to obtain a permanent account number in connection with the Transactions; (iv) no Proceeding is pending or, to the Knowledge of Seller, threatened against Seller or any member of the Seller Group that could render the transfer of the equity interests of CE JV (or the Transactions contemplated by the India SPA) void under Section 499 of the Indian Income Tax Act or Section 81 of the Central Goods and Services Tax Act, 2017 or subject to any charge in favor of any Governmental Authority; and (v) Seller shall deliver to Purchaser such information and documents (including Forms 145 and 146) as are required under the Indian Income Tax Act in connection with any payment to be made pursuant to this Agreement or the India SPA.

(hh) No Acquired Company has been involved in any transaction, arrangement or scheme which was, or is, reportable or disclosable under Council Directive 2011/16/EU (as amended by Council Directive (EU) 2018/822), or under the UK’s International Tax Enforcement (Disclosable Arrangements) Regulations 2020 (S.I 2020/25) or any other Legal Requirement implementing the OECD’s Mandatory Disclosure Rules in any other jurisdiction.

4.18 Sufficiency of Assets. On the Closing Date, (x) assuming the receipt of any necessary third-party Consents and Permits required in connection with consummation of the Transactions (including the Regulatory Filings, the required filings and approvals set forth in Section 4.2(a)(ii) above, and those Consents and Permits listed in Schedule 4.2(b) of the Seller Disclosure Schedule), the transactions contemplated by the India SPA, and the Pre-Closing Reorganization, and (y) after giving effect to the assets, rights, properties and interests to be provided pursuant to the Transition Services Agreement, the License Agreements, and the Commercial Agreements, (a) the tangible and intangible personal property owned or leased by the Acquired Companies (together with (x) all owned, leased, and licensed real property of the Acquired Companies, (y) all owned, leased or licensed Intellectual Property of the Acquired Companies, and (z) all other assets and rights (including rights under Contracts) of the Acquired Companies) shall be sufficient in all material respects for the operation of the Business of the Acquired Companies as conducted as of the date of this Agreement and contemplated, as of immediately prior to the Closing, to be conducted after the Closing and (b) the Acquired Companies will own, or have the right to use, lease or license, all properties and assets that are sufficient in all material respects for the operation of the Business of the Acquired Companies as conducted as of the date of this Agreement and as of immediately prior to the Closing. Notwithstanding anything to the contrary, the foregoing is not a representation or warranty with respect to the sufficiency of, or infringement, misappropriation or other violation of Intellectual Property, which matters are addressed in Section 4.12, Section 7.1 and the License Agreements. Nothing in this Section 4.18 shall be deemed to expand the scope of any other representations or warranties made by Seller in this Article IV. For the avoidance of doubt, the failure to sell, transfer, assign, or convey any of the Manufacturing Assets or any other assets material to the Business pursuant to Schedule K shall not, in and of itself, constitute a breach of this Section 4.18.

4.19 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies (i) each of the Acquired Companies (and as it relates to the Business, each member of the Seller Group) possess, and, since January 3, 2022, have possessed, all Permits required by Environmental Laws for their respective properties and operations and the conduct of the Business as currently conducted (collectively, “Environmental Authorizations”) and each Environmental Authorization is valid and in full force and effect and has been timely obtained and renewed, and covers all products manufactured, processes carried out, production capacities, emission and discharge sources operated and waste streams generated; (ii) each of the Acquired Companies (and as it relates to the Business, each member of the Seller Group) are and, since January 3, 2022, have been in compliance with all applicable Environmental Laws and Environmental Authorizations (or have cured such noncompliance), including, as applicable, all emission, discharge, water consumption and production limits, monitoring, metering, record-keeping, labelling, reporting, storage and disposal requirements, and requirements to install, operate and maintain pollution control, emission control and monitoring equipment; (iii) there are no Orders or Proceedings pending or, to Seller’s Knowledge, threatened, against or involving any Acquired Company (or as it relates to the Business, any member of the Seller Group) or any of their respective properties, operations or predecessors alleging the actual, alleged or potential violation of, non-compliance with or Liability under any applicable Environmental Law; (iv) no written notice under or relating to any Environmental Law or Hazardous Material has been received by any Acquired Company (or as it relates to the Business, any member of the Seller Group) from any Governmental Authority or other Person, including any concerning the Release or possible Release of Hazardous Materials, or requiring an investigation for Hazardous Materials, at any property, including any property owned, operated or leased by any Acquired Company (or as it relates to the Business, any member of the Seller Group) or otherwise concerning violations of Environmental Law by or Liability of any Acquired Company (or as it relates to the Business, any member of the Seller Group) pursuant to any Environmental Law; (v) there have been no Releases or threatened Releases of, or exposure to, Hazardous Materials at, on, in, under or migrating through or from (A) any Owned Real Property; (B) with respect to Releases or threatened Releases relating to the Business, any Leased Real Property; (C) to Seller’s Knowledge, with respect to Releases or threatened Releases not relating to the Business, any Leased Real Property, (D) any other real property currently, or to Seller’s Knowledge, formerly owned, leased or operated by any Acquired Company (or as it relates to the Business, any member of the Seller Group); or (E) any other property relating to which any Acquired Company (or as it relates to the Business, any member of the Seller Group) has any Liability (including any facilities or structures located on, in, or under any such property) that requires reporting, investigation or remediation by any Acquired Company (or as it relates to the Business, any member of the Seller Group) under applicable Environmental Law; (vi) to Seller’s Knowledge, no Acquired Company (or as it relates to the Business, any member of the Seller Group) has arranged for the disposal of Hazardous Materials at any location that is listed or proposed for listing on any governmental list of contaminated sites.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, no Acquired Company (or as it relates to the Business, member of the Seller Group) is (i) conducting or funding or required pursuant to any Environmental Law, Governmental Authority, contractual agreement or otherwise to conduct or fund any reporting, monitoring, investigation, abatement, removal or corrective action or remediation of any Hazardous Material at any property, or (ii) aware of any past or present conditions, events, circumstances (including anticipated obligations pursuant to Environmental Law or Environmental Authorizations, including those triggered by the Transactions) that any member of the Seller Group expects to (1) materially increase the costs of or prevent continued compliance by any of the Acquired Companies with Environmental Laws and the requirements of Environmental Authorizations, or (2) give rise to Liability of the Business or any Acquired Company under any Environmental Laws.

(c) Except as set forth in Schedule 4.19(c) of the Seller Disclosure Schedule or as would not reasonably be expected, individually or in the aggregate, to be material to the Business, no Acquired Company (or as it relates to the Business, member of the Seller Group) has assumed pursuant to a written Contract any Liability of any Person under or relating to any Hazardous Material or Environmental Law.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, there are no facts, circumstances or conditions relating to the past or present businesses, properties or operations of any Acquired Company (or as it relates to the Business, any member of the Seller Group) or any of the foregoing’s respective predecessors (including the Release, threatened Release, or disposal of any waste, Hazardous Material or other substance at any location), or to any real property or facility at any time owned, leased, or operated by any Acquired Company (or as it relates to the Business, any member of the Seller Group) or any of the foregoing’s respective predecessors, that has given rise to or would reasonably be expected to give rise to any Order, Proceeding or Liability, under any Environmental Law.

(e) Except as set forth in Schedule 4.19(e) of the Seller Disclosure Schedule no material Consents or filings under any Environmental Law or relating to any Environmental Authorization (i.e., so-called “transaction-triggered” requirements) are required to be obtained or made by any Acquired Company, Seller or Purchaser prior to or after Closing (i) solely as a result of the consummation of the Transactions or (ii) in order for each of the Acquired Companies to operate the Business in compliance with Environmental Laws immediately after the Closing Date.

(f) Seller has made available to Purchaser complete and accurate copies of all final Phase I or Phase II Environmental Site Assessments, other assessment reports concerning the environmental condition of any property or the Release of any Hazardous Material at any property, and all material final reports, studies, analyses, tests, correspondence, assessments, audits, and monitoring and any other material documents possessed by (or within the reasonable control of) Seller or any of its Affiliates pertaining to any Environmental Law or Hazardous Material and the Business or any Acquired Company (or as it relates to the Business, any member of the Seller Group) or any Acquired Company’s (or as it relates to the Business, any member of the Seller Group’s) current or former properties, operations or predecessors, including any non-compliance with or Liability under Environmental Law at any Real Property by any of the Acquired Companies (or as it relates to the Business, any member of the Seller Group) or any of their predecessors (including any real property currently or formerly owned, leased or operated by any of the foregoing); provided, however, that with respect to compliance with Environmental Laws, routine filings or submittals made in the ordinary course which demonstrate compliance with Environmental Law are not considered to be material reports, studies, analyses, tests, or monitoring or other material documents.

(g) All environmental provisions and reserves recorded on the books and records of the Acquired Companies (or, to the extent related to the Business, the Seller Group) as of the date hereof have been established in good faith and in accordance with IFRS or, as applicable, the Accounting Principles, and are sufficient in all material respects to cover the reasonably anticipated costs arising from environmental matters relating to any current or former property, facility or operation of the Acquired Companies or the Business. Schedule 4.19(g) of the Seller Disclosure Schedule describes the methodology used to calculate the related reserves.

4.20 Anti-Corruption Matters. In the past five (5) years prior to the date of this Agreement, none of the Acquired Companies (or as it relates to the Business, no member of the Seller Group, including any of their respective officers and directors) nor, to Seller’s Knowledge, any agent, employee or other Person acting on behalf of the Acquired Companies (or as it relates to the Business, the Seller Group) has (a) taken any action in violation of any Anti-Corruption Laws, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, directly or indirectly, to a Government Official, (c) has offered, made, paid, promised to pay, authorized the payment of, or demanded, sought, received accepted, or agreed to receive or accept any unlawful bribes, payoff, influence payment, kickback, illegal gift or other similar payments or benefits, directly or indirectly, to or from any Government Official, any other Person, or Governmental Authority, or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. For the five (5) years prior to the date of this Agreement, there have been no charges, suits, reports, internal investigations or inquiries, voluntary disclosures or Proceedings pending, or, to Seller’s Knowledge, threatened against the Business, or any of the Acquired Companies, or any of the Business’s or Acquired Companies’ officers or directors in their capacity as such, with regard to any actual or potential violation of any Anti-Corruption Laws. To Seller’s Knowledge, there are no threatened claims against any of the Acquired Companies with respect to noncompliance with applicable Anti-Corruption Laws. The Business and the Acquired Companies maintain policies and procedures reasonably designed to ensure compliance by such Acquired Companies or any of the Business’s or Acquired Companies’ officers and directors, with all applicable Anti-Corruption Laws and internal accounting controls of each Acquired Company are adequate to detect any of the foregoing.

4.21 Anti-Money Laundering Matters. The operations of the Business and the Acquired Companies are and have been at all times in the past five (5) years in compliance with Anti-Money Laundering Laws. The Acquired Companies have not been investigated or prosecuted by a Governmental Authority, or submitted a disclosure (voluntary or otherwise) to a Governmental Authority, related to violations or suspected violations of Anti-Money Laundering Laws. As of the date of this Agreement, there is no investigation, proceeding or disciplinary action (including fines) currently pending, or, to Seller’s Knowledge, threatened in writing against any of the Acquired Companies by a Governmental Authority for violations of Anti-Money Laundering Laws.

4.22 Anti-Social Forces. Neither Seller, India Seller, U.S. Seller, nor any of their respective Affiliates (including the Acquired Companies), is a party to any transaction, otherwise has any direct or indirect relationship, with any Anti-Social Force whatsoever, irrespective of form or nature of the relationship, and none of Seller, India Seller, or U.S. Seller has been subject to any extortion whatsoever by any Anti-Social Force or other organization.

4.23 Brokers. Other than with respect to fees or commissions that will be borne solely by the Seller Group, neither Seller nor any of its Affiliates has retained any broker, finder, agent, financial advisor, investment banker or similar intermediary who has acted on behalf of the Acquired Companies and no broker, finder, agent, financial advisor, investment banker or similar intermediary is entitled to, nor has any Acquired Company incurred any liability or obligation for, any brokerage fees, commissions, finders’ fees, financial advisor fees or other similar fees, in each case, with respect to this Agreement or the Transactions.

4.24 Related Party Transactions. Except as set forth on Schedule 4.24 of the Seller Disclosure Schedule, and other than Contracts, Benefits Plans or policies for employment and benefits provided to employees and other individual service providers in the ordinary course of business, as of the date of this Agreement, no Related Person: (i) has entered into any arrangement or transaction with or is a party to any Contract with the Business (whether written or otherwise) or any Acquired Company; (ii) has any right, title, or interest in or to, or uses, holds for use, or licenses, any of the assets or properties used in the Business, whether tangible or intangible (including any Intellectual Property, other than Seller Retained IP, Seller Group Marks or Intellectual Property made available pursuant to the License Agreements); (iii) owes any amount to any Acquired Company nor does any Acquired Company owe any amount to, nor has any Acquired Company committed to make any loan or extend or guarantee any credit to or for the benefit of, any such Related Person, or (iv) provides or causes to be provided to the Business any of the assets, properties, services or facilities used in the Business (other than those that will continue to be provided under the Transition Services Agreement, the Commercial Agreements, and the License Agreements). Each transaction listed or required to be listed on Schedule 4.24 of the Seller Disclosure Schedule has been entered into and performed: (i) in material compliance with Legal Requirements, (ii) in the ordinary course of business, (iii) on an arm’s-length basis, or (iv) with all requisite corporate and other required approvals and authorizations having been duly obtained and remaining in full force and effect.

4.25 Key Customers and Key Suppliers.

(a) Schedule 4.25(a)(i) of the Seller Disclosure Schedule lists the Key Customers. Schedule 4.25(a)(ii) of the Seller Disclosure Schedule lists the Key Suppliers.

(b) During the preceding twelve (12) months, none of the Acquired Companies (or as it relates to the Business, no member of the Seller Group) has engaged in any material dispute with any Key Customer or Key Supplier, nor has any Key Customer or Key Supplier provided written or, to Seller’s Knowledge, oral notice to the Acquired Companies (or as it relates to the Business, the Seller Group) that it intends to terminate, cancel (or, to Seller’s Knowledge, threaten to cancel or otherwise terminate), materially limit its services, supplies or materials to any Acquired Company, materially decrease its purchases or usage of products or services, or adversely alter in any material respect its relationship with such entity or the terms thereof.

4.26 Accounts Payable; Accounts Receivable. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies or the Business, taken as a whole, (a) all accounts payable of the Business that are reflected in the Financial Statements (except as specifically set forth therein) and all accounts payable of the Business arising since the date of the Latest Balance Sheet are valid obligations of one of the Acquired Companies (or as it relates to the Business, the Seller Group) and have arisen only from bona fide arm’s length transactions in the ordinary course of business, and all such accounts payable have either been paid, are not yet due and payable in the ordinary course of business, are being contested by the Acquired Companies (or as it relates to the Business, the Seller Group) in good faith (and appropriate reserves established therefor), and if not paid, have been properly recorded, (b) all accounts receivable of the Business that are reflected in the Financial Statements (except as specifically set forth therein) and all accounts receivable of the Business arising since the date of the Latest Balance Sheet are held by one or more of the Acquired Companies (or as it relates to the Business, the Seller Group) and are valid obligations and have arisen only from bona fide arm’s length transactions in the ordinary course of business and are not subject to defenses, credits, setoffs or counterclaims, (c) except as set forth on Schedule 4.10(a)(xvi) of the Seller Disclosure Schedule, no accounts receivable of the Business have been sold, factored, assigned or otherwise transferred to any Person (other than to another Acquired Company) under any factoring, receivables purchase, supply chain financing, securitization or similar arrangement, and no Acquired Company (or as it relates to the Business, the Seller Group) has any outstanding recourse, repurchase, indemnification or credit-support obligation in connection with any such arrangement, and (d) all of the outstanding receivables deemed uncollectible have been reserved against in the Financial Statements in accordance with IFRS.

4.27 Product Warranties; Product Liability. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies or the Business, taken as a whole, (a) each product or service manufactured, provided, developed, sold, leased, licensed, delivered or shipped by or on behalf of any Acquired Company (or as it relates to the Business, the Seller Group) meets, and at all times since January 3, 2022 has met, in all material respects, all standards for quality, design, manufacturing, materials used and workmanship prescribed by applicable Contracts, Legal Requirements, and industry standards; (b) (i) no product liability or similar claims or Proceedings and (ii) no claims or Proceedings for breach of contractual warranties or due diligence or other obligations under Contracts or other claims or Proceedings for breach of contract, in each case, relating to any product or service manufactured, provided, developed, sold, leased, licensed or delivered by or on behalf of any Acquired Company (or as it relates to the Business, the Seller Group) are pending or, to Seller’s Knowledge, threatened since January 3, 2022; (c) since January 3, 2022, there have been no recalls (mandatory or voluntary), rework, market withdrawals, market replacement, post-sale warning, public notification or notification to any Governmental Authority, or similar action conducted, of any product manufactured, provided, developed, sold, leased, licensed or delivered of any Acquired Company (or as it relates to the Business, the Seller Group) (and there is no current plan for any recall, market withdrawal, market replacement or post-sale warning; nor is any such recall, rework, market withdrawal, market replacement, or post-sale warning currently under consideration); and (d) no Acquired Company (or, to the extent related to the Business, the Seller Group) has received any written communication from any Governmental Authority regarding a recall, withdrawal, suspension or discontinuance of any such product since January 3, 2022. Except as set forth on Schedule 4.27 of the Seller Disclosure Schedule, since January 3, 2022, there are no Proceedings pending or, to Seller’s Knowledge, threatened against any Acquired Company (or as it relates to the Business, any member of the Seller Group) alleging material injury or death to any Person or material damage to or material destruction of property (including material damage to or material destruction of the product itself) arising out of any hazard or defect in manufacture, design, materials or workmanship, or any failure to warn, with respect to any product manufactured, shipped, sold or delivered by or on behalf of any Acquired Company or the Business. No products or services sold, manufactured, rendered, and/or distributed by any Acquired Company since January 3, 2022 are subject to any express guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such sale or service, other than (i) warranties implied or imposed by applicable Legal Requirements, (ii) extended warranties or service plans offered or sold in the ordinary course of business, and (iii) warranties, indemnities or similar terms contained in Contracts with customers, dealers or distributors entered into in the ordinary course of business, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole.

4.28 Insurance. Schedule 4.28(a) of the Seller Disclosure Schedule contains a true and complete list as of the date of this Agreement of all insurance policies currently maintained by or for the benefit of the Business or the Acquired Companies (other than any insurance policy comprising a Benefit Plan) (the “Insurance Policies”), true and complete copies of which have been made available to Purchaser (other than the Insurance Policies in the name of the Seller Group). The Insurance Policies are sufficient for compliance in all material respects by the Acquired Companies (or, to the extent related to the Business, the Seller Group) with all Material Contracts and the Legal Requirements. The Insurance Policies are in full force and effect; all premiums due and payable under the Insurance Policies have been paid in full; the limits of each

Insurance Policy are fully in place without any exhaustion or erosion (other than erosion resulting from claims made in the ordinary course of business under any corporate-wide or multi-business Insurance Policy of the Seller Group); neither Seller nor any of its Affiliates (including the Acquired Companies) has received written notice of cancellation, non-renewal, termination or material modification of any terms and conditions with respect to any of the Insurance Policies; neither Seller nor any of its Affiliates (including the Acquired Companies) is in material breach or default with respect to its obligations under any of the Insurance Policies; and, except as set forth on Schedule 4.28(b) of the Seller Disclosure Schedule, there are no open insurance claims under any of the Insurance Policies relating to the Business or the Acquired Companies for which the applicable insurer has disputed or denied coverage in writing or issued a written reservation of rights that remains unresolved. To Seller’s Knowledge, no event has occurred that would reasonably be expected to result in the cancellation, non-renewal, termination, or material limitation of coverage under any Insurance Policy.

4.29 Trade Controls.

(a) Each of the Acquired Companies (and, to the extent related to the Business, the Seller Group) and their respective officers, directors, and, to Seller’s Knowledge, employees, agents or other third parties acting on their behalf, are, and have been, for the past five (5) years, in compliance with applicable Trade Controls in all material respects. Each of the Acquired Companies (and, to the extent related to the Business, the Seller Group) have obtained all applicable import and export licenses as well as all other necessary licenses, Consents, notices, orders, and declarations, and completed all necessary registrations and filings, required under applicable Trade Controls.

(b) None of the Acquired Companies (or, to the extent related to the Business, the Seller Group): (i) is conducting, or has since April 24, 2019, conducted any business, directly or indirectly, with, in, on behalf of, or involving any Sanctioned Person, Restricted Person, or Sanctioned Jurisdiction; (ii) has, in the past five (5) years (except with regard to IEEPA and TWEA, in which case since April 24, 2019), engaged in or is currently engaged in any activity, practice or conduct which would constitute a violation of applicable Trade Controls or that would result in designation or status as a Sanctioned Person; or (iii) is otherwise in violation of applicable Trade Controls.

(c) None of the Acquired Companies (or, to the extent related to the Business, the Seller Group), or any of their respective officers, directors, employees, or agents, is, or has been, since April 24, 2019, a Sanctioned Person or a Restricted Person.

(d) During the past (5) five years (except with regard to IEEPA and TWEA, in which case since April 24, 2019), none of the Acquired Companies (or, to the extent related to the Business, the Seller Group), or any of their respective officers or directors, and to Seller’s Knowledge, any of their respective employees or agents has (i) made any voluntary or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with, or with respect to an actual, alleged, or apparent violation of, any Trade Controls, (ii) been the subject of a past, current, pending or threatened investigation, inquiry, charge, or enforcement proceeding in connection with an actual, alleged, or apparent violation of Trade Controls, or (iii) received any written notice, request, penalty, or citation for any actual or potential non-compliance with, or any actual, alleged, or apparent violation of, Trade Controls. The Acquired Companies have, for the past five (5) years (except with regard to IEEPA and TWEA, in which case since April 24, 2019), operated and materially complied with, and are in material compliance with, all requirements of applicable Trade Controls. The Acquired Companies have, for the past five (5) years, implemented and currently maintain in effect policies and procedures reasonably designed to ensure compliance with applicable Trade Controls.

4.30 Bank Accounts; Powers of Attorney. Schedule 4.30 of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement showing (a) the name and address of each bank or other financial institution in which any Acquired Company has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (b) the names of all third-party Persons, if any, holding powers of attorney from any Acquired Company that will remain in effect following the Closing (other than routine powers of attorney granted in the ordinary course of business to third party service providers or Business Employees in connection with tax, customs or regulatory filings) and a description of such powers of attorney.

4.31 Title to Personal Properties. Upon completion of the Pre-Closing Reorganization, and subject to Section 6.11(c), each Acquired Company will have good and valid title or, in the case of leased assets, a valid leasehold interest, free and clear of all Encumbrances, except for Permitted Encumbrances, to all of the material tangible personal property and assets reflected in the Financial Statements, except for properties and assets disposed of in the ordinary course of business consistent with past practice since the Reference Date. All such material tangible personal property is (a) in good operating condition (ordinary wear and tear excepted) and (b) adequate and suitable for the purposes for which it is presently being used.

4.32 Books and Records. The respective minute books of the Acquired Companies, as previously made available or delivered to Purchaser and its Representatives, (a) are true, complete, and correct in all material respects and (b) have been maintained in all material respects in accordance with Legal Requirements.

4.33 Government Contracts.

(a) Schedule 4.33(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each of the Government Contracts to which any Acquired Company is a party or by which any of them are bound, including any Government Contracts which have been awarded through a bid proceeding.

(b) Except as set forth in Schedule 4.33(b) of the Seller Disclosure Schedule:

(i) Each Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule is valid and binding and has not been terminated or been repudiated. There exists no default or event of default, nor any event, occurrence, condition, or act (including the purchase of the Acquired Interests hereunder) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder with respect to any Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Acquired Companies, taken as a whole. All of the covenants to be performed by an Acquired Party under any Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule have been fully performed in all material respects. Seller has delivered or made available to Purchaser true and complete copies, including all amendments, of each Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule.

(ii) No Acquired Company is a party to any Contract or subject to any Legal Requirement that would result in the termination of any Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule or that would impose any material limitation on an Acquired Company’s ability to perform a Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule.

(iii) Since January 3, 2022, no payment has been made by any Acquired Company or, to Seller’s Knowledge, by any Person authorized to act on their respective behalf, to any Person in connection with any Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule in violation of any procurement Legal Requirements applicable to such Government Contract. Notwithstanding anything to the contrary, the foregoing is not a representation or warranty with respect to Anti-Corruption Laws, which matters are addressed in Section 4.20.

(iv) Since January 3, 2022, with respect to each Government Contract set forth in Schedule 4.33(a) of the Seller Disclosure Schedule: (i) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were complete and correct in all material respects as of their effective date, and the Acquired Companies have complied in all material respects with all such representations and certifications; (ii) neither the United States government nor the government of any other country nor any prime contractor, subcontractor or other Person has notified an Acquired Company, in writing, that an Acquired Company has breached or violated any Legal Requirement, or any material certificate, representation, provision or requirement pertaining to such Government Contract, in each case, in any material respect; and (iii) no termination for convenience or termination for default has occurred and no cure notice or show cause notice is currently in effect pertaining to such Government Contracts.

(v) During the last five (5) years, no Acquired Company or any of its directors or officers, or, to Seller’s Knowledge, employees has been (A) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or (B) suspended or debarred from doing business with the United States government or the government of any other country with which such Acquired Company has a Government Contract or is (or during such period was) the subject to a finding of non-responsibility or ineligibility for United States government contracting.

4.34 Inventory. All inventory of the Business is of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective, slow-moving, or excess inventory that has been written off or written down to fair market value or for which adequate reserves have been established on the Financial Statements.

4.35 No TID US Business. No Acquired Company is a TID US business as defined at 31 C.F.R. § 800.248.

4.36 Construction of Representations.

(a) The representations and warranties in this Article IV (as qualified by the Seller Disclosure Schedule) (i) to the extent made as of the date of this Agreement (or as of a specified date prior to the date of this Agreement), shall speak as of such date, and (ii) to the extent made as of the Closing Date, shall be made after giving effect to the Pre-Closing Reorganization, subject to Section 6.11(c); provided that the India Representations shall speak as of the dates set out in the lead-in to this Article IV.

(b) It is the explicit intent of each party hereto, and Purchaser expressly acknowledges and agrees, that, in connection with this Agreement, none of Seller nor any of its Affiliates has made, is making or has authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in this Article IV (as qualified by the Seller Disclosure Schedule). Except as expressly and specifically set forth in the representations and warranties made by Seller in this Article IV, each of Seller, its Affiliates, and its Representatives expressly disclaims any and all other representations and warranties, whether express or implied, and in entering into this Agreement, Purchaser expressly disclaims reliance on any and all such other representations or warranties, express or implied, including those relating to Seller, the Acquired Companies, the Business, or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives, including with respect to the accuracy or completeness of any such information. Except as expressly and specifically set forth in the representations and warranties made solely by Seller in this Article IV, each of Seller, its Affiliates, and its Representatives has not made, is not making, has not authorized anyone to make and specifically disclaims any statement, representation or warranty regarding (i) the merchantability, usage, suitability or fitness for any particular purpose with respect to assets of the Business, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that such assets are being acquired “as is, where is” on the Closing Date, and in their present condition, or (ii) the probable success or profitability of the Business or the Acquired Companies.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND U.S. PURCHASER

Purchaser and U.S. Purchaser hereby represent and warrant to Seller and U.S. Seller that the following representations and warranties are true, correct and complete as of the date hereof and as of the Closing Date (other than those made on a specified date, which shall be true and correct as of such specified date):

5.1 Authority; Enforceability.

(a) Each of Purchaser and U.S. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, and each of the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and under each of the other Transaction Documents to which they are or will be a party, and to consummate the Transactions in accordance with the terms of this Agreement, and each of the other Transaction Documents to which they are or will be a party. The execution, delivery and performance by Purchaser and U.S. Purchaser of this Agreement and each of the other Transaction Documents to which they are or will be a party and the consummation of the Transactions contemplated by each of the Transaction Documents to which they are or will be a party, have been duly and validly authorized by all necessary corporate action on the part of Purchaser and U.S. Purchaser and such authorization has not been subsequently modified or rescinded. No additional shareholder authorization is necessary for the execution, delivery, or performance by Purchaser or U.S. Purchaser of this Agreement or any other Transaction Document to which they are or will be a party or the consummation by Purchaser or U.S. Purchaser of the Transaction in accordance with the terms of this Agreement and each other Transaction Document to which it is a party.

(b) This Agreement and each of the other Transaction Documents to which Purchaser or U.S. Purchaser is or will be a party have been duly and validly executed and delivered by Purchaser and U.S. Purchaser, as applicable, and constitutes, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by Seller, U.S. Seller, India Seller and the other parties thereto, a valid and binding legal obligation of Purchaser and U.S. Purchaser, as applicable, enforceable against Purchaser and U.S. Purchaser, as applicable, in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution, and delivery of each of the other Transaction Documents to which Purchaser or U.S. Purchaser is or will be a party by the other parties thereto, each of the other Transaction Documents will constitute a valid and binding legal obligation of Purchaser and U.S. Purchaser, as applicable, enforceable against Purchaser and U.S. Purchaser, as applicable, in accordance with the terms thereof, in each case, subject to the Bankruptcy and Equity Exception.

5.2 Non-Contravention; Consents.

(a) Assuming the accuracy and completeness of the representations and warranties of Seller set forth in Section 4.2(a), the execution and delivery by Purchaser and U.S. Purchaser of this Agreement and each other Transaction Document to which they are or will be a party does not, and the performance by Purchaser and U.S. Purchaser of this Agreement and each other Transaction Document to which they are or will be a party will not, require any Consent or Permit of, registration, declaration or filing with, or notification to, any Governmental Authority, except (i) any filings, notifications, clearances or Consents under applicable Antitrust Laws or Investment Screening Laws, including the Regulatory Filings, and (ii) under the applicable requirements of the Exchange Act or applicable blue sky laws.

(b) The execution and delivery by Purchaser and U.S. Purchaser of this Agreement and each of the other Transaction Documents to which they are or will be a party does not, and the consummation of the Transactions will not, (i) conflict with, violate or constitute a breach of, or require notice or Consent or waiver under any provision of the Organizational Documents of Purchaser and U.S. Purchaser, (ii) conflict with, violate or constitute a breach of, in each case, in any material respect, or require any notice or Consent under any Legal Requirement applicable to Purchaser and U.S. Purchaser, except to the extent arising under any applicable Antitrust Law or Investment Screening Law, including with respect to the Regulatory Filings, or (iii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the creation or acceleration (or loss of benefit from) of any rights or obligations under, or create in any party the right to, accelerate, terminate, modify or cancel, or require any notice or Consent under, any Contract to which Purchaser or U.S. Purchaser is a party.

5.3 Organization. Purchaser is duly incorporated and validly existing under the Legal Requirements of Japan. U.S. Purchaser is duly formed and validly existing under the Legal Requirements of Delaware. Purchaser and U.S. Purchaser have all necessary corporate power and authority to conduct their respective business in the manner in which they have been and are currently being conducted, except where the absence of such power and authority to conduct their respective business would not impair or delay Purchaser or U.S. Purchaser from consummating the Transactions or otherwise prevent Purchaser or U.S. Purchaser from performing its obligations hereunder or under any other Transaction Document to which it is or will be a party.

5.4 Litigation. Since January 3, 2022, there are no Proceedings pending, or, to Purchaser’s Knowledge, threatened against Purchaser, U.S. Purchaser, any of Purchaser’s or U.S. Purchaser’s material assets or properties or any of their respective present or former officers, employees or directors in their capacity as such that, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.5 Securities Matters. Purchaser is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act). Purchaser is acquiring the Acquired Interests for its own account, for investment purposes only and not with a view toward, or for resale in connection with, any distribution thereof, nor with any intention of distributing or selling the Acquired Interests, in violation of Legal Requirements. Purchaser acknowledges that the Acquired Interests are not registered under the Securities Act, or any applicable provincial, state and foreign securities Legal Requirement, and agrees that the Acquired Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act, or any applicable provincial, state and foreign securities Legal Requirement.

5.6 No Financing Contingency. Purchaser’s and U.S. Purchaser’s obligation to consummate the transactions contemplated by this Agreement, including payment of the Purchase Price, is not contingent or conditioned upon obtaining a commitment for or closing any debt or equity financing and Purchaser and U.S. Purchaser expressly acknowledge and agree that obtaining any debt or equity financing is not a condition to the Closing.

5.7 Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, if any, and assuming (x) satisfaction of the conditions to Purchaser’s and U.S. Purchaser’s obligations to consummate the Closing set forth in Article X and (y) that the Unaudited Financial Information presents fairly in all material respects the combined financial condition and combined results of operations of the Acquired Companies as of the end of the periods thereby and as of the Closing Date, neither Purchaser, U.S. Purchaser nor the

Acquired Companies, on a combined basis, will (a) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser, its Affiliates or the Acquired Companies.

5.8 Brokers. Other than with respect to fees or commissions that will be borne solely by Purchaser and its Affiliates, Purchaser and its Affiliates have not retained any broker, finder, agent, financial advisor, investment banker or similar intermediary who has acted on behalf of Purchaser and its Affiliates and no broker, finder, agent, financial advisor, investment banker or similar intermediary is entitled to, nor have Purchaser and its Affiliates incurred any Liability or obligation for any brokerage fees, commissions or finders’ fees, financial advisor fees or other similar fees, in each case, with respect to this Agreement or the Transactions.

5.9 Investigation. Purchaser is an informed and sophisticated purchaser and has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Acquired Interests and the purchase of the Acquired Companies and its consummation of the Transactions. Purchaser is capable of bearing the economic risks of such investment (including a complete loss of its investment). Purchaser acknowledges and agrees that it has (a) conducted certain inquiries and independent investigations into the Business and the Acquired Companies to make an independent decision with respect to the execution, delivery and performance of this Agreement and the consummation of the Transactions and (b) been furnished with or afforded access to and the opportunity to review certain books, records, facilities and personnel of the Seller Group and the Acquired Companies for purposes of conducting a due diligence investigation of the Business and the Acquired Companies. Purchaser expressly acknowledges and agrees that none of Seller, India Seller, U.S. Seller, any of their respective Affiliates nor any other Person has made, makes or is authorized to make any representations or warranties to Purchaser, express or implied, relating to Seller, India Seller, U.S. Seller, the Acquired Companies, the Business or the Transactions other than those representations and warranties of Seller, India Seller and U.S. Seller expressly set forth in Article IV, and that none of Seller, U.S. Seller, any of their respective Affiliates nor any other Person shall be subject to any Liability or any claim by Purchaser in respect of such other representations or warranties. In making its determination to proceed with the Transactions and acquire the Acquired Interests, Purchaser expressly acknowledges and agrees that it has relied exclusively on its own independent investigation and the representations and warranties of Seller, India Seller and U.S. Seller set forth in Article IV, and that it is not relying on and expressly disclaims reliance on any other statement, representation or warranty made by Seller, U.S. Seller its Affiliates or any other Person, whether oral or written, express or implied, including those relating to Seller, U.S. Seller, the Acquired Companies, the Business or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects, or any estimate, projection, prediction, data, financial information, teaser, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives or any other Person, including with respect to the accuracy or completeness of any such information. Notwithstanding the foregoing or anything else in this Agreement, nothing in this Section 5.9 shall limit (i) any rights or remedies of Purchaser under this Agreement (including pursuant to Article IV, Article VIII and Article XII) or (ii) any claim by Purchaser in respect of Fraud.

5.10 R&W Insurance Policy. U.S. Purchaser has been or will be issued the bond commitments (the “R&W Binder Agreement”) for the buyer-side representations and warranties insurance policy(ies) (the “R&W Insurance Policy”) incepting coverage substantially concurrently with the execution of this Agreement, subject to the terms and conditions set forth therein, and Purchaser and U.S. Purchaser will provide Seller with a true and correct copy of the R&W Binder Agreement within two (2) Business Days of the date hereof. The R&W Binder Agreement is or will be in full force and effect and is or will be a legal, valid, binding and enforceable obligation of U.S. Purchaser and the insurer(s) party thereto, subject to the Bankruptcy and Equity Exception.

5.11 Disclaimer Regarding Projections. In connection with Purchaser’s due diligence investigation of the Business and the Acquired Companies, Purchaser has received from Seller, U.S. Seller, their respective Affiliates and its and their Representatives certain projections and other forecasts, whether written or oral, related to the Business, Seller, U.S. Seller and the Acquired Companies. Purchaser expressly acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all forecasts, predictions, projections estimates or other materials, documents or information relating to the Business, (c) Purchaser is not relying upon such projections and other forecasts, and (d) Purchaser shall have no claim against Seller, U.S. Seller or their respective Affiliates with respect to any inaccuracy, misstatement or omission with respect to any such financial forecasts, predictions or financial projections, whether written or oral, made available to Purchaser, its Affiliates or its and their Representatives or any other Person in any data room, confidential information presentation or any other materials or information provided or addressed to Purchaser, its Affiliates or its and their Representatives.

5.12 No Other Representations. Except as expressly provided in this Article V, Purchaser and U.S. Purchaser do not make any other express or implied representations or warranties to Seller, and, in entering into this Agreement, Seller expressly acknowledges and agrees that it is not relying on any statement, representation or warranty, other than those representations and warranties set forth in this Article V.

ARTICLE VI

COVENANTS OF THE PARTIES

6.1 Conduct of Business Prior to Closing.

(a) Except (w) as expressly required or expressly contemplated by this Agreement (including in connection with the Pre-Closing Reorganization in accordance with Section 6.11, the Pre-Closing Reorganization Steps Plan, the Pre-Closing Reorganization Transfer Plan, and the Employee Matters Agreement), (x) as required by Legal Requirement, (y) for matters set forth on Schedule 6.1 of the Seller Disclosure Schedule, or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms (such period, the “Interim Period”):

(i) Seller shall, and shall cause its Affiliates and Subsidiaries (including the Acquired Companies) to, in each case, with respect to the Acquired Companies and the Business, (A) operate in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to preserve relationships with licensors, suppliers, distributors, clients, creditors, lenders, originators, processors, service providers, employees and others having material business relationships with them and (C) comply in all material respects with Legal Requirements; provided, however, that (1) the failure of Seller or any of its Affiliates or Subsidiaries (including the Acquired Companies) to take any action prohibited by Section 6.1(a)(ii) due to the Purchaser’s decision not to grant a requested consent to such action shall not be deemed a breach of this Section 6.1(a)(i), and (2) Purchaser’s prior written consent (which may be email) with respect to any specific action or matter pursuant to Section 6.1(a)(ii) shall be deemed to constitute consent with respect to such action or matter for all purposes under this Section 6.1(a)(i); and

(ii) Without limiting the generality of Section 6.1(a)(i) above, Seller shall, and shall cause its Affiliates and Subsidiaries (including the Acquired Companies) to, in each case, solely with respect to the Acquired Companies and the Business, not do any of the following without the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(A) modify, amend, restate, or otherwise change the Organizational Documents of any Acquired Company in a manner adverse to Purchaser, the Acquired Companies or the Business;

(B) split, reverse split, combine, subdivide, or reclassify any shares of capital stock or other voting or equity interests of any Acquired Company (including the Acquired Interests) or undertake any similar corporate action affecting the capital stock or other voting or equity interests of any Acquired Company;

(C) redeem, combine, reclassify, split, purchase or otherwise acquire any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Acquired Interests), or offer, issue, deliver, sell, pledge, encumber, transfer or grant (1) any shares of capital stock of or other voting or equity interests in any Acquired Company (including the Acquired Interests) or (2) any warrant, option, right, agreements, “phantom” stock right, stock appreciation right, stock-based performance unit, or other security convertible into, or exercisable or exchangeable for, any shares of capital stock of or other voting or equity interests in any Acquired Company;

(D) except for (x) Indebtedness that will be settled in full or terminated or canceled at or before Closing, (y) Indebtedness for borrowed money of any Acquired Company or in connection with the Business that is in existence as of the date hereof; provided that, the relevant Indebtedness shall not be extended, refinanced, amended or modified in any manner that would increase the principal amount thereof, shorten the maturity thereof, or add or expand any guarantees or Encumbrances securing such Indebtedness, and (z) Indebtedness in respect of currency or interest rate hedges entered into to hedge currency or interest rate risks arising in the ordinary course of business and not for speculative purposes:

(1) incur in excess of $50 million of Indebtedness for borrowed money, other than (x) in connection with any intercompany loan or advance between any Acquired Company, on the one hand, and any member of the Seller Group, on the other hand or (y) any factoring arrangement entered into with CNH Capital Entities in the ordinary course of business consistent with past practice; or

(2) assume, guarantee or endorse the obligations of any Person in excess of $5 million if such obligations would be obligations of the Acquired Companies following the Closing;

(E) permit any of the material assets of the Acquired Companies or the Business to become subjected to any Encumbrance other than (1) those Encumbrances which will be removed at or prior to the Closing or (2) Permitted Encumbrances;

(F) with respect to any Acquired Company, fail to maintain its corporate existence, adopt or enter into any plan of complete or partial liquidation, voluntary liquidation, dissolution, restructuring (including by way of demerger, business transfer and asset sale), recapitalization or other reorganization or merge or consolidate with any other Person, or, with respect to any Acquired Company or the Business, enter into any joint venture or similar venture with any other Person;

(G) permit any Acquired Company or the Business to purchase any securities or make any investment or capital contribution in any Person, either by purchase of stock or securities, contributions to capital or asset transfers, or acquire (either by merger, consolidation or otherwise), direct or indirect control over, any Person, business, business organization or division thereof other than any such purchases, investments, capital contributions or acquisitions by an Acquired Company for which the aggregate consideration paid (1) in any individual transaction is not in excess of $20 million or (2) in the aggregate is not in excess of $50 million;

(H) permit any Acquired Company to loan or advance any amount to any Person other than (1) to another Acquired Company, (2) loans or advances to employees of any Acquired Company for travel and business expenses in the ordinary course of business, or (3) ordinary course advances under that are consistent with past practice;

(I) except for the sale of the Businesses’ products or services in the ordinary course of business, sell, transfer, lease (other than renewals of existing leases on substantially similar terms), sublease or otherwise dispose of any real or tangible properties or assets of the Acquired Companies or Business having an aggregate value in excess of $10 million;

(J) make or commit to make any capital expenditures in excess of $20 million, individually, or $75 million, in the aggregate, other than as set forth in the capital budget of the Business made available to Purchaser prior to the date hereof;

(K) sell, transfer, license, sublicense, covenant not to assert, allow to lapse, encumber, mortgage, waive, abandon, permit to lapse, fail to maintain, or otherwise dispose of, including taking any action that would reasonably be expected to result in any loss, invalidity, or unenforceability of any rights in or to any material Acquired Company IP, other than (1) the expiration of Acquired Company Registered IP in accordance with the applicable statutory term, (2) non-exclusive licenses or sublicenses granted in the ordinary course of business, and (3) the prosecution, maintenance and portfolio-management decisions made in the ordinary course of business, including with respect to Acquired Company IP that Seller has determined in the ordinary course of business is no longer material; subject any Acquired Company Source Code to any Copyleft Terms; or disclose any material Trade Secrets other than in the ordinary course of business pursuant to a written confidentiality agreement that contains reasonable protections preserving all rights of the Acquired Companies in and to such Trade Secrets;

(L) declare, pay, or set aside any non-cash or in-kind dividends or distributions on any shares of capital stock of or other voting or equity interests of any Acquired Company (including by way of bonus issue and capitalization of reserves);

(M) initiate any Proceeding relating to the Business outside the ordinary course of business or enter into any settlement or release with respect to any Proceeding relating to the Business other than any settlement or release that (1) contemplates only the payment of money of an amount less than $5 million individually or $25 million in the aggregate (net of any insurance coverage), (2) does not involve any admission of Liability or equitable relief imposed against the Acquired Companies or restrictions on the conduct of the Business (excluding customary confidentiality and non-disparagement, and other similar customary provisions), (3) results in a release of the claims giving rise to such Proceeding, and (4) involves, at most, the payment of liabilities to the extent reflected or reserved against in the Latest Balance Sheet or that are fully covered by insurance policies of Seller or its Subsidiaries (including the Acquired Companies);

(N) other than any election or action taken or to be taken to effectuate the Pre-Closing Reorganization, for any Acquired Company (1) make, change, or revoke any Tax election, (2) make any change to any Tax or accounting method or system of internal accounting control of the Business, (3) enter into any material closing agreement or settle any material Tax claim or assessment, (4) surrender any right to claim a material refund of Taxes, (5) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (6) file any amended Tax Returns or file any original Tax Return in a manner inconsistent with past practice with respect to the treatment of items thereon, (7) do anything that may reasonably be expected to change the tax residency of any Acquired Company or create any taxable presence in jurisdictions other than the jurisdiction of its incorporation, (8) initiate any voluntary disclosure, Tax amnesty filing or other similar action relating to Taxes, or (9) assume any Liability for the Taxes of any Person (other than an Acquired Company), in each case, except as (x) may be required by Legal Requirements or under IFRS or, as applicable, the Accounting Principles, as applicable to the relevant Acquired Company or (y) is not materially adverse to Purchaser, the Acquired Companies and the Business;

(O) (1) other than in the ordinary course of business, terminate, cancel, modify, waive any right under, amend, or assign any (x) Material Contract (other than any Additional Material Contract) or (y) Government Contract involving aggregate revenue of the Business in excess of $10 million for the twelve (12)-month period ended June 30, 2026, or (2) enter into any (x) Contract that would have constituted a Material Contract (other than an Additional Material Contract) if entered into prior to the date hereof, other than in the ordinary course of business, or (y) Government Contract that would reasonably be expected to involve aggregate revenue of the Business in excess of $10 million for any twelve (12)-month period;

(P) modify, renew, extend, negotiate, or terminate any Collective Bargaining Agreement, or enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization that would be a Collective Bargaining Agreement if in effect on the date hereof; except as required by applicable Legal Requirements, the terms of any Collective Bargaining Agreement, or in accordance with the processes contemplated by Section 7.1 of the Employee Matters Agreement (in each case, subject to Seller’s keeping Purchaser reasonably informed in a timely manner (and providing any additional information as Purchaser may reasonably request));

(Q) (1) acquire any material real property interest in excess of $5 million, (2) incur, grant, suffer, create or assume any Encumbrance (other than Permitted Encumbrances) with respect to Real Property of the Business, or (3) sell, lease, or transfer or dispose of any Real Property material in the aggregate to the Business that is in excess of $5 million; provided that the foregoing shall not restrict renewals or extensions of existing Real Property Leases on similar terms and conditions;

(R) except as may be required by the terms of an Acquired Company Benefit Plan, Seller Benefit Plan or Collective Bargaining Agreement in effect as of the date hereof, (1) grant, pay, increase, or accelerate or promise to grant, pay, increase, or accelerate the compensation or benefits (or the payment, vesting, or funding thereof) of any Business Employee or Business Service Provider, other than (x) for any Business Employee below the level of Manager/Senior Professional or any Business Service Provider whose annualized fees are less than [***], and (y) increases in annual base salary and target bonus opportunity pursuant to Seller’s or its applicable Affiliate’s regularly scheduled merit or cost of living increases in the ordinary course of business not to exceed [***] in the aggregate for such country; provided, however, that, for Business Employees and Business Service Providers located in China and India such increases shall not exceed [***] in the aggregate, and for Business Employees and Business Service Providers located in Mexico such increases shall not exceed [***] in the aggregate; (2) enter into, adopt, materially amend, or terminate (x) any Acquired Company Benefit Plan (or any plan, program, policy, practice, agreement or arrangement that would be an Acquired Company Benefit Plan if in effect on the date hereof), other than, in the case of this clause (x), renewals for health and welfare benefits under any Acquired Company Benefit Plan in the ordinary course of business that would not reasonably be expected to result in a material Liability to Purchaser and its Affiliates (including, following the Closing, the Acquired Companies), (y) with respect to the Business Employees or Business Service Providers, any Seller Benefit Plan (or any plan, program, policy, practice, agreement or arrangement that would be a Seller Benefit Plan if in effect on the date hereof), other than, in the case of this clause (y), if such action applies or is applied generally to all participants therein, and where it is or was not reasonably practicable to exclude a Business Employee or Business Service Provider from such action, and would not reasonably be expected to result in a material Liability to Purchaser and its Affiliates (including, following the Closing, the Acquired Companies) or materially increase the costs of providing similar benefits to the applicable Business Employees or Business Service Providers following the Closing, or (z) any new employment agreements or offer letters with new Business Employees hired after the date hereof, or new consulting or services agreements with new Business Service Providers engaged after the date hereof, in each case, as permitted by subclause (3) of this Section 6.1(a)(ii)(R); (3) hire or engage (as applicable) or terminate (other than for cause) any Business Employee at or above the level of Manager/Senior Professional or Business Service Provider whose annualized fees are in excess of [***], other than to hire or engage a Business Employee or Business Service Provider to fill any position or role vacancies (provided that, the annual target compensation for any such newly hired Business Employee or engaged Business Service Provider shall not exceed [***] of the annual target compensation of the Former Business Service Provider, in each case who previously occupied the applicable position or role); (4) for any individual at or above the level of Manager/Senior Professional, (x) transfer the employment of any Business Employee or Business Service Provider, as applicable which would cause such individual to no longer be considered a Business Employee or Business Service Provider, as applicable, or (y) transfer the employment of any employee or service provider who would not have been a Business Employee or Business Service Provider to a status in which such employee or service provider will be a Business Employee or Business Service Provider, as applicable; (5) transfer the sponsorship of any Acquired Company Benefit Plan to Seller or one of

its Affiliates (other than the Acquired Companies) or cause any Acquired Company to accept the transfer of the sponsorship of any Seller Benefit Plan; (6) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Business Employees; or (7) implement or announce any employee layoffs, plant closings, or other actions covering Business Employees that could implicate the WARN Act;

(S) communicate with any Business Employee or Business Service Provider regarding the compensation, benefits or other treatment they will receive in connection with the Transactions, unless Seller first provides any such communications to Purchaser with prior notice of and the opportunity to review and comment upon any such communications, which comments shall be considered in good faith and incorporated if reasonable;

(T) (1) change significantly the scope or nature of the Business or (2) permit any Acquired Company to acquire any business, line of business or Person by merger or consolidation, purchase of substantially all of the assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or enter into any binding and enforceable Contract, letter of intent or similar arrangement with respect to the foregoing;

(U) form any Subsidiary of an Acquired Company;

(V) change the independent auditors of the Acquired Companies;

(W) except as required by applicable Accounting Principles, consistently applied, (1) write off as uncollectible any notes or accounts receivable, except write offs in the ordinary course of business consistent with past practice, or (2) accelerate the collection of accounts receivable outside the ordinary course of business or in a manner or quantum materially inconsistent with past practice;

(X) except as required by applicable Accounting Principles, consistently applied, make any change in any method of accounting or auditing practice;

(Y) adopt or implement any stockholder rights plan, “poison pill” or similar arrangement or plan at any of the Acquired Companies that is applicable to Purchaser or the Transactions; or

(Z) enter into any legally binding commitment with respect to any of the foregoing.

(b) Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.1 shall prohibit or otherwise restrict in any way the operation of the business of Seller or its Affiliates, except solely with respect to the conduct of the Business and the Acquired Companies, or otherwise impose any limitations or restrictions on a change of control of Seller. Subject to the Minimum Cash Requirement, prior to (but not after) the Benchmark Time, without the consent of Purchaser, Seller and its Affiliates will be permitted to (i) declare and pay dividends and distributions of, or otherwise transfer or advance, to Seller or any Affiliate thereof, any Cash

(including in connection with any “cash sweep” or cash management practices), and (ii) make any payments under, or repay (in part or in full), refinance or replace, any Indebtedness or intercompany receivables, payables, loans and balances; provided that no such action shall cause any Acquired Company to breach any covenant under, or result in a default or event of default under, any credit agreement, indenture, letter of credit or other financing arrangement to which such Acquired Company is a party.

(c) Nothing in this Agreement, including any consent, approval, or veto right granted to Purchaser pursuant to this Section 6.1 or otherwise, shall be deemed to confer upon Purchaser operational control over the business or affairs of any Acquired Company prior to Closing, or shall be construed as constituting, or as evidence of, the exercise by Purchaser of de facto control over any aspect of the Acquired Companies’ operations during the Interim Period, it being understood that all decisions consistent with the terms and conditions of this Agreement with respect to the conduct of the Business of the Acquired Companies shall, until Closing, remain the sole responsibility of Seller, U.S. Seller, and their respective Affiliates.

(d) For the purposes of this Section 6.1, (i) the terms “Acquired Entities” and “Acquired Companies” shall be deemed to include CNH India and (ii) the term “Acquired Interests” shall be deemed to include the shares of CNH India.

6.2 Pre-Closing Access to Information.

(a) Until the earlier of (i) the Closing and (ii) the termination of this Agreement pursuant to its terms, Seller shall, and shall cause the Acquired Companies (and to the extent related to the Business, its other Subsidiaries) to, permit Purchaser and its Representatives to have reasonable access, upon reasonable prior notice, during normal business hours and in a manner so as not to interfere with the normal business operations of Seller and its Affiliates, to the books, assets, properties, Contracts, Tax Returns (solely to the extent a separate and individual Tax Return is filed by or on behalf of an Acquired Company) and records of the Acquired Companies and the Business and such financial and operating information with respect to the Acquired Companies, the Business, the Pre-Closing Reorganization and each Pre-Closing Reorganization Step as any of them may reasonably request, including in connection with or in furtherance of any financing transaction proposed to be effected by the Purchaser in connection with the Transactions; provided, however, that the foregoing shall not: (1) require Seller or its Affiliates (including the Acquired Companies) to provide access or to disclose information that in the reasonable judgement of Seller would contravene any Legal Requirement (including those relating to data protection or privacy) or Contract, or would result in the waiver of any legal privilege or work-product protection; provided that Seller shall use commercially reasonable efforts to allow for access to the extent that doing so does not result in the loss of any such protection, (2) include any invasive investigations, sampling or testing whatsoever for or regarding any environmental matters, which may be granted or withheld in Seller’s sole and absolute discretion; provided that any investigation permitted by Seller shall be performed at Purchaser’s sole cost and risk, subject to Seller’s reasonable protocols, and Purchaser shall promptly restore any property affected thereby; provided, further, that Purchaser shall not contact any Governmental Authority regarding environmental matters relating to the Business or any Acquired Company without Seller’s prior written consent, (3) require Seller or any of its Affiliates to provide Purchaser, its Affiliates or its and their Representatives with (A) any Tax Return of an Acquired Company (or copy thereof) to the extent any Acquired Company’s tax information is included in a consolidated, combined, unitary, or group Tax Return filed by Seller or any of its Affiliates, or (B) information relating to businesses of Seller or any of its Affiliates other than the Business, or (4) require Seller to provide (A) confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to the Transactions or any information or analysis relating to any such communications or (B) financial or operating data or other information that has not previously been prepared by Seller or its Affiliates (including the Acquired Companies), or that is not otherwise prepared in the ordinary course of operating the Business. Any information disclosed under this Section 6.2(a) will be subject to the provisions of Section 6.5.

(b) Subject to Section 6.11, until the earlier of the Closing and the termination of this Agreement pursuant to its terms, Purchaser shall not, and shall cause its Affiliates and its and their respective Representatives not to, communicate with any of the officers, directors, employees, customers or landlords of, or suppliers to, the Business, the Acquired Entities or their Affiliates (including the Acquired Companies) without the prior written consent of Seller; provided that nothing in this Section 6.2(b) shall prohibit Purchaser, its Affiliates and its and their respective Representatives from communicating with (i) such Persons in the ordinary course of their respective business unrelated to this Agreement, the Transactions, the Acquired Companies or the Business in connection with ongoing commercial relationships or (ii) Business Employees at such a time and in such a manner as mutually agreed by the parties hereto in advance in connection with post-Closing matters relating to such Business Employees’ employment.

(c) For the purposes of this Section 6.2, the terms “Acquired Entities” and “Acquired Companies” shall be deemed to include CNH India.

6.3 Cooperation.

(a) Subject to Section 6.6, prior to the Closing, Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to cause all Closing Conditions to be met as promptly as reasonably practicable and, in any event, prior to the Outside Date. Without limiting the foregoing, from and after the date hereof, each of the parties hereto shall, and shall cause their respective Affiliates to, work diligently and in good faith using reasonable best efforts to negotiate the definitive terms, including schedules, exhibits and attachments thereto, of (i) the Transition Services Agreement, substantially on the terms set forth in the form attached hereto as Exhibit A and subject to completion of all items in the schedules thereto expressly denoted for discussion prior to the Closing Date, (ii) the Commercial Agreements in accordance with Exhibit B, (iii) employment agreements between the applicable Acquired Companies, on the one hand, and each Key Employee and any other employee identified as key employees by Seller and Purchaser, on the other hand, providing for the commencement or the continued employment of the Key Employees and such other employees, (iv) any other license agreements, supply agreements, service agreements, OEM agreements, contract manufacturing agreements, technology development sharing agreements, joint development agreements, capital contracts, and other agreements the parties hereto mutually determine are necessary for the Business.

(b) During the Interim Period, Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to engage with the R&W Insurer and take such actions as are reasonably necessary to seek the removal, narrowing or other modification of any conditional exclusions set forth in Annex I to the R&W Insurance Policy. Purchaser shall keep Seller reasonably informed of the status of such discussions and shall promptly notify Seller of any exclusion that is removed, narrowed or otherwise modified. To the extent that any such exclusion under the R&W Insurance Policy is (i) removed in full, the corresponding exclusion set forth on Schedule H or Schedule I, as applicable, shall automatically be deemed deleted in full, without any further action by any party; or (ii) narrowed or otherwise modified, the corresponding exclusion on Schedule H or Schedule I, as applicable, shall automatically be deemed amended solely to reflect such narrowing or modification without any further action by any party. Purchaser shall promptly provide Seller with reasonable written evidence (including email confirmation) of the applicable amendment to any such exclusions. During the Interim Period, Seller shall, and shall cause its Affiliates and the Acquired Companies (including CNH India) to, use commercially reasonable efforts to promptly provide Purchaser, its Affiliates and the R&W Insurer with such information, documents, access, explanations and other cooperation as may be reasonably requested in connection with Purchaser’s efforts to remove, narrow or otherwise modify any such exclusion under the R&W Insurance Policy. Seller shall use commercially reasonable efforts to procure the cooperation of any relevant third party to the extent necessary to provide such information or otherwise address the relevant exclusion.

6.4 Consents.

(a) Subject in all cases to the other terms and conditions set forth in this Agreement, prior to the Closing, Seller shall, and shall cause its Affiliates and the Acquired Companies to, use commercially reasonable efforts to obtain the Consents of, and make the notifications to, the Persons that are listed on Schedule 6.4(a) of the Seller Disclosure Schedule (the “Required Consents and Notices”). Except with the written consent of Seller, prior to Closing, Seller or its Affiliates shall be the sole party that contacts or communicates with any counterparty to the Required Consents and Notices; provided that, Seller and its applicable Affiliates shall consult in good faith with Purchaser and keep Purchaser reasonably informed, in each case, regarding the obtaining of any third-party Required Consents and Notices. Any amounts payable in connection with obtaining any Required Consents and Notices, including any financial penalty or fee or refund payable in connection therewith, shall be borne and paid by Seller and be deducted from the Purchase Price as a Closing Transaction Expense. Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates shall be required to expend any material amount of money, commence or participate in any Proceeding, incur Liabilities or offer or grant any accommodation (financial or otherwise) to any third party to obtain any Required Consents and Notices. So long as Seller is complying with its obligations under this Section 6.4(a), the failure to obtain the Required Consents and Notices shall not, in and of itself, constitute a breach of any covenant of Seller under this Section 6.4(a) or result in the failure of any Closing Condition to be satisfied.

(b) Purchaser acknowledges and agrees that (i) the Business as presently conducted receives or benefits from the Corporate Functions and (ii) effective as of the Closing, the sole obligations of Seller and its Affiliates with respect to the provision of any such Corporate Functions to the Business shall be as set forth in the Transition Services Agreement, the Commercial Agreement provided for in paragraph 7 of Exhibit B, or otherwise agreed in writing between Seller and Purchaser.

6.5 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon Purchaser and its Representatives (as defined in the Confidentiality Agreement) as set forth therein) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate; provided, however, that Purchaser’s confidentiality obligations shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) that relates to the Acquired Companies and the Business (except that the confidentiality obligations for any and all Trade Secrets that relate to the Business shall continue in perpetuity, unless and until such information is no longer a Trade Secret) and, for all other Confidential Information (“Non-Business Proprietary Information”), the term of the Confidentiality Agreement shall continue to apply to such Non-Business Proprietary Information until the termination or expiration of the applicable terms of the Confidentiality Agreement. If for any reason the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. In the event of a conflict or inconsistency between the terms expressly set forth in this Agreement (rather than incorporated by reference herein) and the Confidentiality Agreement, the terms of this Agreement will govern.

6.6 Certain Efforts; Regulatory Filings.

(a) Subject to the limitations set forth in this Section 6.6, Seller and Purchaser shall, as applicable to the relevant party or parties under applicable Legal Requirements, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under this Agreement and Legal Requirements to consummate and make effective the Transactions as promptly as possible following the date of this Agreement, which actions include:

(i) using reasonable best efforts to obtain as promptly as possible each Consent, Permit and Order of any Governmental Authority that may be, or become, necessary for the consummation of the Transactions (collectively, “Governmental Approvals”);

(ii) cooperating in determining which filings are required to obtain any Governmental Approval or any exemption by any Governmental Authority;

(iii) furnishing all information and documents required by or advisable under applicable Legal Requirements in connection with Governmental Approvals or filings with any Governmental Authority;

(iv) filing, or causing to be filed, as promptly as practicable following the execution and delivery of this Agreement, taking into account the anticipated Closing Date and the validity period of each Regulatory Filing, all Regulatory Filings with the applicable Governmental Authority and any other applicable notifications with the necessary Governmental Authorities, and in connection therewith Seller shall reasonably cooperate to cause the Acquired Entities to sign any relevant Regulatory Filing jointly with Purchaser, to the extent required pursuant to Legal Requirements or to the extent participation is otherwise agreed between the parties hereto;

(v) using reasonable best efforts to obtain as promptly as possible, taking into account the anticipated Closing Date and the validity period of each Regulatory Filing, the requisite clearances, approvals or expiration of any waiting period, including those under the HSR Act and any other applicable Antitrust Laws or Investment Screening Laws, and

(vi) negotiating in good faith the Transaction Documents contemplated by this Agreement.

(b) In connection with, and without limiting, the efforts referenced in Section 6.6(a), Seller and Purchaser shall:

(i) furnish to the other, and Seller shall, and shall cause its controlled Affiliates to, furnish to Purchaser, such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, any other applicable Antitrust Laws or Investment Screening Laws and any other applicable Governmental Approval;

(ii) permit the other party to review any filing or submission prior to forwarding to the FTC, the DOJ, and other Governmental Authorities (except where such material is confidential to a party in which case it will be provided, subject to applicable Legal Requirements, to the other party’s counsel on an “external counsel” basis) and consider in good faith the other party’s reasonable comments in connection therewith;

(iii) keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from, any Governmental Authorities and substantially comply as promptly as reasonably practicable with any such inquiry or request; and

(iv) exercise reasonable best efforts not to, and, in the case of Seller, cause the Acquired Companies not to, participate in any substantive meeting or discussion, either in person or by telephone or videoconference, with any Governmental Authority in connection with the Transactions, unless (A) it consults with the other party in advance and (B) gives the other party the opportunity to attend and participate; provided that a party shall not be required to give the other party the opportunity to attend and participate to the extent prohibited by such Governmental Authority.

(c) Notwithstanding anything herein to the contrary and with respect to CFIUS Approval, Seller and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under this Agreement and Legal Requirements to obtain CFIUS Approval, which shall include:

(i) Preparing and filing a CFIUS Declaration as promptly as practicable after the date of this Agreement and as promptly as practicable after resolving all questions and comments received from CFIUS prior to acceptance of the CFIUS Declaration, including resubmission of the CFIUS Declaration if necessary; and providing any information requested by CFIUS within the timeframes set forth in the DPA or such other timeframes as CFIUS may require.

(ii) If CFIUS shall have issued written notification to the parties hereto that CFIUS has completed its assessment of the transactions contemplated by this Agreement and requests that the parties hereto file a CFIUS Notice:

(A) as promptly as practicable after the date of CFIUS’s written notification to the parties hereto (unless otherwise agreed by the parties hereto), the parties hereto preparing and filing a draft CFIUS Notice;

(B) as promptly as practicable after receipt of all questions and comments received from CFIUS prior to acceptance of the CFIUS Notice or confirmation that CFIUS has no further questions or comments on the draft CFIUS Notice, resolving all questions and comments received from CFIUS and submitting to CFIUS a formal, certified CFIUS Notice;

(C) providing any information requested by CFIUS within the timeframes set forth in the DPA or such other timeframes as CFIUS may require; and

(D) entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement, and provide any other assurances as may be required by CFIUS as a condition of CFIUS Approval, provided that notwithstanding the foregoing or any other provision of this Agreement to the contrary, no party hereto shall be required to, and no party hereto shall, or shall permit their respective affiliates to, without the prior written consent of the other parties, take or agree to any action, condition, or restriction to obtain CFIUS Approval that would, or would reasonably be expected to, result in a Substantial Detriment.

(iii) Each party shall promptly notify the other party of any material communication it or any of its Affiliates receives from CFIUS relating to the matters that are the subject of this Agreement and permit the other parties to review in advance, to the extent permitted by Legal Requirements, any proposed communication by such party to CFIUS. No party to this Agreement shall agree to participate in any meeting with CFIUS in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by CFIUS, gives the other parties the opportunity to attend and participate at such meeting.

(iv) Notwithstanding the other provisions of this Section 6.6, Purchaser or Seller may designate material it reasonably considers to be confidential or proprietary for review by outside legal counsel only or for one-sided (restricted) submission to CFIUS.

(d) Except as set forth on Schedule 6.6 of the Seller Disclosure Schedule, neither Seller nor Purchaser shall make any filing under any Antitrust Laws or Investment Screening Law in connection with the Transactions that is not required by applicable Legal Requirement or commit to or agree with any Governmental Authority in connection with the Transactions to stay, toll or extend any applicable waiting period or withdraw its filing under the HSR Act or any other applicable Antitrust Laws or Investment Screening Laws in connection with the Transactions without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Without prejudice to clause (r) of the definition of “Indebtedness”, whether or not the Transactions are consummated, Purchaser shall be responsible for the payment of all filing fees payable to any Governmental Authority in connection with the HSR Act and other applicable Antitrust Laws, and any other notifications or filings required pursuant to this Section 6.6. Notwithstanding anything to the contrary in this Section 6.6, each of Seller and Purchaser may redact materials provided to the other party: (i) to remove competitively sensitive information or information concerning valuation; (ii) as necessary to comply with legal or contractual arrangements; and (iii) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns.

(e) Seller and Purchaser will use reasonable best efforts to substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authority. Each of Seller and Purchaser shall, and shall cause its Affiliates to, take any and all steps necessary or advisable to avoid or eliminate each and every impediment under any Legal Requirement that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including (i) proposing, negotiating, agreeing to, accepting, committing to and effecting, by consent decree, hold separate order or otherwise, any divestiture, sale, disposition, license, transfer, hold separate arrangement, structural or conduct relief, operational undertaking, restriction, limitation, commitment or other action with respect to such party, its Affiliates, the Acquired Companies (including, for all purposes under this Section 6.6, the assets, rights or interests to be acquired by the Acquired Companies in connection with the Pre-Closing Reorganization), the Business or any of their respective assets, businesses, product lines, operations, rights or interests, (ii) terminating, amending, relinquishing, modifying, waiving or assigning any existing relationships, ventures, contractual rights, obligations or arrangements of such party or any of its Affiliates, (iii) changing or modifying, or agreeing to change or modify, any course of conduct regarding future operations of such party, its Affiliates, the Acquired Companies or the Business, and (iv) contesting, defending and litigating any Proceeding, whether judicial or administrative, challenging the Transactions or seeking to restrain, prohibit, enjoin or otherwise prevent or delay the consummation of the Transactions, including seeking to have any Order vacated, lifted, reversed or overturned and pursuing all available appeals; (each such action or effort, a “Regulatory Action”); provided, however, that notwithstanding anything in this Agreement to the contrary: (A) in no event shall the Purchaser or its Affiliates be required to become subject to, consent or agree to, or otherwise take or permit any Regulatory Action affecting any assets or business of the Purchaser or its Affiliates other than the Acquired Companies; (B) any in no event shall any party or its Affiliates be required to become subject to, consent or agree to, or otherwise take or permit any Regulatory Action that is not conditioned upon the consummation of the Transactions; (C) in no event shall the Purchaser or its Affiliates be required to become subject to, consent or agree to, or otherwise take or permit any Regulatory Action to the extent that such Regulatory Action, individually or in the aggregate with all other Regulatory Actions would reasonably be expected to result in a Substantial Detriment; provided that Purchaser shall use reasonable best efforts to structure, modify or limit any Regulatory Action so as to avoid or minimize any Substantial Detriment; and (D) the Seller shall not take or agree to take any Regulatory Action without the prior written consent of the Purchaser.

(f) Notwithstanding anything to the contrary in this Agreement, (i) nothing in this Section 6.6 shall require Seller or any of it Affiliates to take any Regulatory Action that would prohibit, condition, restrict, delay or otherwise impair or impose any limitations or restrictions on a transaction resulting in a change of control of Seller and (ii) neither Seller, U.S. Seller, or India Seller nor any of their respective Affiliates shall be required to take, or agree to take, any Regulatory Action, with respect to any business, assets, product lines, operations, rights or interests of Seller, U.S. Seller, or India Seller nor any of their respective Affiliates, other than, solely at Purchaser’s request, with respect to the Acquired Companies; provided that any such action or agreement with respect to the Acquired Companies or such assets, rights or interests shall be conditioned upon the consummation of the Transactions. Purchaser shall be responsible for proposing, negotiating, agreeing to and effecting any such action or remedy necessary to obtain any Governmental Approval.

(g) Purchaser shall not, directly or indirectly, acquire or agree to acquire (or permit any of its respective Affiliates to acquire or agree to acquire) by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period under any Legal Requirement, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the Transactions or (iii) prevent or materially delay the consummation of the Transactions.

6.7 Financial Statements.

(a) Prior to the Closing, Seller shall use commercially reasonable efforts to cause to be prepared and delivered to Purchaser the (i) the audited combined balance sheet of the Business as of December 31, 2024, and the related audited combined statements of income and shareholder’s equity and statement of cash flows of the Business and related footnote disclosures for the fiscal year ended on such date, (ii) the audited combined balance sheet of the Business as of December 31, 2025, and the related audited combined statements of income and shareholder’s equity and statement of cash flows of the Business and related footnote disclosures for the fiscal year ended on such date, and (iii) if the Closing occurs on or after September 30, 2027, the audited combined balance sheets of the Business as of December 31, 2026, and the related audited combined statements of income of the Business and related footnote disclosures for the fiscal year ended on such date (such financial statements referred to in the foregoing clauses (i) through (iii), the “Pre-Closing Financial Statements”). The Pre-Closing Financial Statements shall (A) be prepared in good faith and, except as set forth in the notes thereto, in accordance with IFRS, consistently applied throughout the periods covered thereby, (B) fairly present the financial condition and results of operations of the Business, as of the dates and for the periods therein specified, (C) be derived from books and records of Seller that are regularly maintained by management of Seller in accordance with IFRS, and (D) have been reviewed in accordance with the applicable procedures of the American Institute of Certified Public Accountants.

(b) Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts prior to Closing to take such preparatory actions as are reasonably necessary to facilitate Purchaser’s engagement with the Acquired Companies’ auditors following Closing and the timely preparation of the audited combined financial statements of the Business as of the Closing Date, including initiating communications with the auditors and making available relevant books, records and personnel.

(c) During the Interim Period, Seller shall use commercially reasonable efforts to deliver to Purchaser the readily available monthly financial information of the Acquired Companies within fifteen (15) Business Days after the end of each calendar month; provided that nothing in this Section 6.7(c) shall obligate Seller to prepare, provide, summarize, or otherwise deliver any financial information that Seller does prepare in the ordinary course of business.

(d) Seller shall prepare and deliver, or cause to be prepared and delivered, to Purchaser unaudited combined balance sheets and the related unaudited combined statements of income of the Business for each six-month period ended during the Interim Period (other than fiscal year-end) within ninety (90) days following the end of such six-month period, in each case, prepared in accordance with IFRS (the “Semi-Annual Financial Information”).

6.8 Insurance.

(a) Prior to the Closing, Seller shall use commercially reasonable efforts to keep, or cause its Subsidiaries to use commercially reasonable efforts to keep, all insurance policies currently maintained by Seller or its Subsidiaries that cover the Business, or reasonably suitable replacements or renewals providing substantially comparable coverage, in the aggregate, in full force and effect through the Closing; provided that Seller and its Affiliates may modify, replace or renew any corporate-wide or multi-business insurance program in the ordinary course of business and shall not be required to extend any policy period beyond the Closing or incur any incremental premium or other out-of-pocket cost solely for the benefit of the Business or the Acquired Companies after the Closing. Seller shall reasonably cooperate with Purchaser so that the current corporate insurance policies are replaced by other insurance policies for the Business as of the Closing at the latest if and to the extent such corporate insurance policies cover the Business. Prior to the Closing, Seller, Purchaser and Purchaser’s insurance broker shall reasonably cooperate to identify such corporate insurance policies (if any) and to facilitate a replacement thereof at the relevant Acquired Company’s expense from and after Closing; provided that to the extent that any member of the Seller Group makes any payment on behalf of any Acquired Company in connection with any such insurance policies (if any), then such member of the Seller Group shall be reimbursed by the applicable Acquired Company or Purchaser promptly following Closing and solely for the portion of such payment attributable to the period following Closing.

(b) Subject to, and other than as set forth in this Section 6.8, from and after the Closing, (i) the Acquired Companies shall cease to be insured by the Seller Group’s insurance policies (other than any insurance policies held solely in the name of the Acquired Companies), including any self-insurance, fronted insurance or captive insurance policy or program and (ii) neither Purchaser nor its Subsidiaries (including, after Closing, the Acquired Companies) shall have any access, right, title or interest to or in any such insurance policies (including the right to make claims or receive proceeds thereunder) to cover the Acquired Companies or any liability arising from the operation of the Business on or after the Closing. Seller or any of its Affiliates may, to be effective at the Closing, amend any insurance policies (other than any insurance policies held solely in the name of the Acquired Companies) in the manner it deems appropriate to give effect to this Section 6.8(b). Notwithstanding the foregoing, Seller shall (i) direct any insurers for any third-party liability Insurance Policies (other than any self-insurance, fronted insurance or captive insurance policy or program) affording coverage for the Acquired Companies or the Business to continue to process any claims properly noticed thereunder by the Acquired Companies or the Business to the extent such claims were made prior to the Closing and (ii) reasonably cooperate with Purchaser following the Closing in connection therewith, in each case subject to the terms, conditions, limits and exclusions of the applicable Insurance Policy and any such claims shall be further subject to such terms and conditions as may be set forth in the Transition Services Agreement. For the avoidance of doubt, Seller’s obligations under this Section 6.8(b) shall be limited to commercially reasonable efforts and Seller shall not be required to pay any out-of-pocket consent fees or similar costs or expenses to third parties in connection therewith (other than de minimis administrative costs) unless reimbursed by the relevant Acquired Company.

(c) From and after the Closing, Seller shall, and shall cause the other members of the Seller Group to, use commercially reasonable efforts to make any available coverage under the Seller Group’s occurrence-based insurance policies (other than any self-insurance, fronted insurance or captive insurance) (such policies, the “Available Insurance Policies”) available to the Acquired Companies with respect to claims arising out of events that occurred, or conditions that existed, prior to the Closing relating to the Acquired Companies, the Business, the Transferred Employees, the Business Employees, the Business Service Providers or Former Business Service Providers (such claims “Pre-Closing Claims”), including noticing claims to the applicable insurer(s) and remitting proceeds to Purchaser or the relevant Acquired Company as promptly as reasonably practicable, subject to the terms and conditions of such Available Insurance Policies; provided that (i) neither Purchaser nor any Acquired Company shall, without Seller’s prior written consent, contact any insurer or claims administrator regarding any Available Insurance Policy or impair any rights of Seller or any other insured thereunder, (ii) Seller shall not settle any Pre-Closing Claim in a manner that would materially prejudice the rights of Purchaser or any Acquired Company under this Section 6.8(c) without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), (iii) upon Purchaser’s reasonable request, Seller shall provide reasonable documentation regarding any Pre-Closing Claim or Available Insurance Policy (not to be disclosed to any third Person without Seller’s prior written consent), and Seller shall have the right to monitor Pre-Closing Claims and the Acquired Companies shall keep Seller reasonably apprised thereof and provide reasonable documentation upon request, (iv) Purchaser shall bear all deductibles, self-insured retentions, claims handling fees and allocated loss adjustment expenses attributable to any Pre-Closing Claim (provided that, if the same occurrence gives rise to covered losses of both the Seller Group and the Acquired Companies, such amounts shall be allocated equitably in proportion to their respective covered losses), and except as set forth in the foregoing proviso, Purchaser shall exclusively bear any other amounts payable, retained or incurred under any Available Insurance Policy associated with a Pre-Closing Claim, (v) Purchaser shall promptly reimburse Seller and its Affiliates for all reasonable and documented out-of-pocket costs and expenses incurred in connection with this Section 6.8(c), and (vi) the Acquired Companies shall not assign any Available Insurance Policies or any rights thereunder. Without prejudice to Seller’s indemnification obligation, if any, under Section 12.2, neither Seller nor any member of the Seller Group shall be liable to Purchaser or the Acquired Companies for any claims not reimbursed by an insurer under any Available Insurance Policy, except to the extent finally determined to have resulted directly from Seller’s Willful Breach of this Section 6.8. Seller shall retain the exclusive right to control all of its and its Affiliates’ insurance policies and programs, including the Available Insurance Policies, including the right to exhaust, erode, settle, release, commute, buy-back or otherwise resolve disputes with respect to any such policies and to amend, modify, terminate or waive any such policies or rights thereunder; provided that Seller shall not take any action with the primary purpose of eliminating coverage otherwise available for a Pre-Closing Claim properly noticed under any Available Insurance Policy; provided, further that (1) any coverage shall remain subject to all terms, conditions, exclusions, deductibles, retentions and limits of the applicable Available Insurance Policy, (2) such coverage shall be shared with all other insureds and Seller shall have no obligation to preserve or reserve any limits for the Acquired Companies, and (3) Seller may make corporate-wide or multi-business amendments, modifications, terminations, waivers, commutations or reductions of limits in the ordinary course of business.

6.9 R&W Insurance Policy.

(a) Purchaser shall be solely responsible for all costs to procure, maintain and make claims under the R&W Insurance Policy, including all premiums, retention amounts, deductibles, Taxes, expenses and costs of any nature whatsoever; provided that Seller shall be responsible for (x) the R&W Insurance Seller Cost (which amount shall be treated as a Closing Transaction Expense) and (y) the R&W Insurance Seller Retention in accordance with Section 6.9(c). Seller and Purchaser agree that the R&W Insurance Policy shall (a) also cover the India Representations as made on the date of the India SPA, the Closing Date and on the India Closing Date; (b) name Purchaser, or an Affiliate thereof, as an insured thereunder; (c) contain a provision whereby the insurer(s) expressly waives, and agrees not to pursue, directly or indirectly, any subrogation, contribution or any other rights against Seller, its Affiliates (including India Seller) and their respective current and former Representatives, Affiliates and fiduciaries (or the functional equivalent of any such position) (collectively, “Seller Parties”) based upon, arising out of, or relating to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud by any such Seller Party, and then only to the extent of such Fraud by such Seller Party; (d) name the Seller Parties as express third-party beneficiaries in respect of the waiver in clause (c) of this Section 6.9(a); and (e) contain a prohibition on the amendment of the provisions referenced in clause (c) and (d) above without the prior written consent of Seller (which consent shall be in the sole and absolute discretion of Seller).

(b) Purchaser has conditionally bound the R&W Insurance Policy pursuant to the R&W Binder Agreement. At the Closing, or promptly thereafter, Purchaser shall deliver to Seller a copy of the issued R&W Insurance Policy. Purchaser acknowledges and agrees that, except in the case of Fraud or as otherwise set forth in this Agreement, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any Losses of Purchaser or any of its Affiliates) shall be the sole and exclusive remedy of Purchaser or any of its Affiliates and its and their respective Representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have against Seller or any of its Affiliates in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty contained in this Agreement, and none of such Persons shall have any recourse against Seller or any of its Affiliates with respect thereto. Purchaser and its Affiliates shall not cancel, rescind, consent to, amend, waive or otherwise modify the R&W Binder Agreement or the R&W Insurance Policy in any manner that would reasonably be expected to increase the maximum liability of any Seller Party or impair the subrogation waiver or third-party beneficiary protections set forth therein, in any manner without Seller’s prior written consent (which consent shall be in the sole and absolute discretion of Seller).

(c) If any Purchaser Indemnified Party actually incurs any Losses that the insurer(s) under the R&W Insurance Policy acknowledge(s) erode the retention under the R&W Insurance Policy (such Losses, the “Retention Losses”), then Seller shall, within fifteen (15) Business Days following receipt of written notice from Purchaser setting forth in reasonable detail the amount of such Retention Losses, together with reasonable supporting documentation thereof (including evidence of payment and of the erosion of such retention), reimburse Purchaser in an amount equal to the product of (x) one hundred percent (100%) minus the Acquisition Percentage, multiplied by (y) the amount of such Retention Losses (other than any portion thereof that Seller disputes in good faith by written notice to Purchaser within such fifteen (15)-Business-Day period, which portion shall be payable, if at all, within fifteen (15) Business Days after such dispute is finally resolved); provided that the aggregate amount payable by Seller pursuant to this Section 6.9(c) shall in no event exceed the R&W Insurance Seller Retention. Notwithstanding the foregoing, (A) in no event shall any Purchaser Indemnified Party be entitled to recover Losses under Article XII to the extent reimbursed pursuant to this Section 6.9(c), (B) if any Retention Losses for which Seller has made a reimbursement are subsequently recovered from the R&W Insurer(s) or any third party, or the retention under the R&W Insurance Policy is restored as a result of such recovery, Purchaser shall promptly, but in any event within five (5) Business Days of the later of such recovery or restoration, repay to Seller the corresponding portion of such reimbursement, which shall in no event exceed the amount paid by Seller, and (C) Seller shall have no obligation under this Section 6.9(c) in respect of any Losses arising from Purchaser’s breach of, or failure to comply with, the terms of the R&W Insurance Policy.

(d) The parties hereto acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the transactions contemplated by this Agreement, and Seller is relying on (x) Purchaser’s representations and warranties set forth in Section 5.10 and (y) Purchaser’s covenants and obligations set forth in this Section 6.9.

6.10 Exclusivity. During the Interim Period, Seller shall not, and shall cause its Affiliates, Subsidiaries (including the Acquired Companies), and their respective Representatives not to, directly or indirectly, (a) solicit, initiate or encourage any Acquisition Proposal or (b) institute, pursue or engage in any discussions or negotiations with, or enter into any understanding, arrangement, letter of intent, agreement, agreement in principle or other commitment (whether or not legally binding) with, or provide any information relating to the Business to, any Person or group of Persons (other than Purchaser and its Affiliates and its and their Representatives) in furtherance of an Acquisition Proposal. Promptly following the execution of this Agreement, each of Seller and U.S. Seller shall, and shall cause each of their respective Affiliates, and shall direct each of their respective Representatives, to terminate any existing discussion or negotiations with any Persons in furtherance of an Acquisition Proposal.

6.11 Pre-Closing Reorganization.

(a) At or prior to the Closing, Seller shall, and shall cause its Subsidiaries (including Acquired Companies) to:

(i) implement the Pre-Closing Reorganization in all but de minimis respects in accordance with the Pre-Closing Reorganization steps plan attached hereto as Schedule B (as the same may be modified in accordance with Section 6.11(b), the “Pre-Closing Reorganization Steps Plan”);

(ii) (A) transfer and deliver to the Acquired Companies, free and clear of all Encumbrances (other than Permitted Encumbrances), all of its right, title, and interest in and to all of the Acquired Assets and (B) arrange for the assumption by, and assignment to, the Acquired Companies of all of the Assumed Liabilities, in each case of clauses (A) and (B) of this clause (ii), in all but de minimis respects in accordance with the Pre-Closing Reorganization transfer plan attached hereto as Schedule C (as the same may be modified in accordance with Section 6.11(b), the “Pre-Closing Reorganization Transfer Plan”);

(iii) implement the Pre-Closing Reorganization in accordance with the Pre-Closing Employee Matters Plan to the extent applicable;

(iv) enter into or execute, as applicable, all necessary documentation with respect to (A) each step of the Pre-Closing Reorganization set forth on the Pre-Closing Reorganization Steps Plan and (B) the transfer of Acquired Assets and Assumed Liabilities in accordance with the Pre-Closing Reorganization Transfer Plan, in each case, to the extent such documentation relates to an Acquired Company (the “Pre-Closing Reorganization Documentation”); and

(v) subject to the Section 6.11(c), and to the extent permitted by Legal Requirements and their respective terms, assign and/or novate to the Acquired Companies all rights under any Contracts, including non-disclosure, non-solicitation, non-competition or other restrictive covenants, to which the Seller Group is a party with any current or former employee or service provider of the Business to the extent that such Contracts primarily relate to the Business.

For the avoidance of doubt, from the date of this Agreement until Closing, Seller shall retain, directly or indirectly, beneficial ownership of the equity interests in the Acquired Companies and all rights incident to such ownership, including the right to exercise voting rights and to receive dividends and other distributions. For the purposes of this Section 6.11(a), the term “Acquired Companies” shall be deemed to include CNH India.

(b) Seller may supplement, amend or modify the Pre-Closing Reorganization Steps Plan and the Pre-Closing Reorganization Transfer Plan at any time prior to the Closing; provided that (i) Seller shall first consult with the Reorganization Committee, and consider in good faith the Reorganization Committee’s comments to the extent reasonably practical and (ii) without prejudice to Section 8.12, if and to the extent that Seller proposes to supplement, amend or modify the Pre-Closing Reorganization Steps Plan or the Pre-Closing Reorganization Transfer Plan in a manner that would reasonably be expected to, individually, or in the aggregate, (A) result in any material increase in Taxes, Liabilities or obligations of Purchaser or any Acquired Company, (B) adversely affect the Intended Tax Treatment, or (C) result in Seller’s failure to transfer any asset, right, Permit, Contract or other property or interest that is material and contemplated to be transferred pursuant to the Pre-Closing Reorganization Steps Plan or the Pre-Closing Reorganization Transfer Plan, then Seller shall first obtain Purchaser’s prior written consent (not to be unreasonably withheld, conditioned, or delayed) prior to any such amendment or modification, and shall use commercially reasonable efforts to provide Purchaser at least ten (10) Business Days prior to the proposed effective date thereof a reasonably detailed description of such amendment or modification and, if applicable, a Tax analysis of such amendment or modification. Without limiting the foregoing, with respect to any Pre-Closing Reorganization Step that constitutes, or that Seller reasonably expects will constitute, a transfer of a business as a going concern or branch of business as a going concern in accordance with the Italian Civil Code, Seller shall (I) provide the Reorganization Committee with a reasonable opportunity to review and comment on the relevant contribution deed and related transfer documentation, including the provisions thereof addressing the identification of Liabilities excluded from the transferred going concern and any creditor notice, registration, opposition-period, or other formalities relevant to successor-liability exposure under Article 2560 of the Italian Civil Code, and consider in good faith any comments of the Reorganization Committee thereon, and (II) keep the Reorganization Committee reasonably informed of the status of any creditor notification, registration, or opposition-period formalities undertaken in connection with such transfer. Seller shall, to the extent permitted by Legal Requirements, (x) provide regular updates to the Reorganization Committee, as reasonably requested by the Reorganization Committee, with respect to the progress in effecting the Pre-Closing Reorganization and each Pre-Closing Reorganization Step, including the status thereof and any amendments or modifications to the Pre-Closing Reorganization Steps Plan and the Pre-Closing Reorganization Transfer Plan, and (y) comply with its obligations pursuant to Section 9 of the Pre-Closing Reorganization Transfer Plan.

(c) Notwithstanding anything to the contrary in this Section 6.11, no assets, properties, services, facilities, Contracts or Liabilities of the Seller Group that are used, or relate to, in the Business (other than any equity securities of the Acquired Companies) shall be deemed sold, transferred, assigned, or assumed to or by the intended transferee (the “Intended Transferee”) pursuant to the Pre-Closing Reorganization if the attempted sale, transfer, assignment or assumption of such assets, properties, services, facilities, Contracts, or Liabilities to or by the Intended Transferee without the Consent of any Person would (i) conflict with, violate or constitute a breach thereof, in each case, in any material respect, or require any notice or Consent under any Legal Requirement applicable to the Business or (ii) would in any other way adversely affect the rights of the Seller Group (or the Intended Transferee as transferee, assignee, or assignor) and, in each case of clause (i) and (ii) above, such Consent is not obtained at or prior to the Closing (each such asset, property, service, facility, or Contract, a “Deferred Item” and each such Liability, a “Deferred Liability”), and this Agreement and the Pre-Closing Reorganization documentation shall not constitute a sale, transferor, assignment or assumption thereof unless and until such Consent is obtained. In such case, to the extent reasonably possible and permitted by Legal Requirements and the terms of the applicable Deferred Item or Deferred Liability, (A) the beneficial interest in or to such Deferred Item (the “Beneficial Rights”) and, in the case of any Deferred Liability, the economic burden thereof (the “Beneficial Obligations”) shall in any event pass to the Intended Transferee at the time specified in the Pre-Closing Reorganization and (B) pending such Consent, the Intended Transferee shall perform and discharge the obligations of the

Seller Group under the Beneficial Rights and Beneficial Obligations as agent for the Seller Group (and all benefits and Liabilities thereunder arising from and after such time shall be for the account of the Intended Transferee), and the Seller Group shall act as the Intended Transferee’s trustee in the receipt of any benefits, rights, or interest received from the Beneficial Rights and Beneficial Obligations. To the extent the Beneficial Rights cannot be passed to the Intended Transferee for any reason, Seller shall use commercially reasonable efforts to provide alternative arrangements or services subject to and in accordance with the Transition Services Agreement (including the potential Long Term Services referred to in Section 2.1 of the Transition Services Agreement) to enable the Acquired Companies to continue to operate in the ordinary course of business in all material respects. To the extent any member of the Seller Group pays, performs or discharges any Deferred Liability, the Intended Transferee shall promptly (and in any event within thirty (30) days after written demand) reimburse such member of the Seller Group therefor. For a period of two (2) years following the Closing, the parties hereto shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain and secure all Consents that may be necessary to effect the legal and valid sale, transfer, assignment, or assumption of the Deferred Items and Deferred Liabilities underlying the Beneficial Rights and Beneficial Obligations, as applicable, to the Intended Transferee without any material change in any of the terms or conditions of such Deferred Items and Deferred Liabilities, and thereafter complete such transfers as soon as reasonably practicable. Until such time as such Consents are obtained, Seller shall, and shall cause its Subsidiaries to, cooperate in any other reasonable arrangement designed to provide for the Intended Transferee the benefits of such Deferred Items, including enforcement at the cost and for the account of Seller of any and all rights of the Seller Group against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise unless such breach or cancellation results from an act or omission of Intended Transferee, and to provide for the discharge of any Liability under such Deferred Liability unless such Liability would not have arisen but for the act or omission of an Intended Transferee. For the avoidance of doubt, the Seller Group shall not be obligated to take any action to give effect to any such arrangement if such action would conflict with, violate, breach or constitute a default under the terms of any Contract or Legal Requirement. So long as the Seller Group is complying with its obligations under this Section 6.11(c), the failure to sell, transfer, assign, or assume legal title to any Deferred Item or Deferred Liability at or prior to the Closing to the Intended Transferee or to obtain any Consent required to effect such sale, transfer, assignment or assumption shall not, in and of itself, constitute a breach of any covenant of Seller or U.S. Seller under Section 6.11(a) or result in the failure of any Closing Condition to be satisfied, and no such Deferred Item shall constitute a Retained Asset, nor shall any Deferred Liability constitute a Retained Liability, or give rise to any claim under Section 12.2(a)(i), (vii), (ix), or (x) by reason of such deferral or absence of such Consent.

(d) Seller shall be solely responsible for all costs and expenses arising out of or in connection with the Logical Separation of the Business to effect the Pre-Closing Reorganization, Pre-Closing Employee Matters Plan or any Pre-Closing Reorganization Step incurred by Seller, its Affiliates, and the Acquired Companies, including all fees, costs and expenses of Seller, its Affiliates, the Acquired Companies, or their respective advisers, accountants, auditors, consultants, legal counsel and other professional service providers in connection with the consummation of the Pre-Closing Reorganization or any Pre-Closing Reorganization Step (the “Pre-Closing Reorganization Logical Separation Costs”). The parties hereto agree and shall cause CE JV and CE U.S. JV, as applicable, to be solely responsible for (i) all costs and expenses, incurred after Closing, arising out of the Physical Separation of the Business, including any of the following information technology systems, applications, software, infrastructure, middleware, networks, equipment and related information technology assets: data migration, systems migration, implementation, configuration, controls, integration, separation, refresh, or support, as well as all related capital expenditures and investments, in connection with the establishment of separate physical infrastructure for the Business (the “Pre-Closing Reorganization Physical Separation Costs”) and (ii) all cost and expenses incurred in connection with any operational stand-alone costs incurred on or after Closing; provided that (A) Seller and Purchaser shall discuss in good faith the allocation of any Pre-Closing Reorganization Physical Separation Costs that materially exceed $90 million or where there is a material discrepancy between the estimated Pre-Closing Reorganization Physical Separation Costs and the actual costs required to complete the required separation works and (B) no such good faith discussions shall be permitted to or threaten to impair, interrupt, delay, condition or limit CE JV’s and CE U.S. JV’s right and ability to implement the Physical Separation in accordance with this Agreement. For the purposes of this Section 6.11(d) the term “Acquired Companies” shall be deemed to include CNH India.

(e) Each party hereto agrees that any transfers, assignments, sales, or other dispositions of assets, interests, rights, obligations, equity interests, employees, or otherwise, whether from the Seller or any of its Subsidiaries to an Acquired Company, or from an Acquired Company to Seller or any of its Subsidiaries, completed as part of the Pre-Closing Reorganization, including the Pre-Closing Reorganization Steps Plan and the Pre-Closing Reorganization Transfer Plan, shall be made on an “as is, where is” basis, without representation or warranty of any kind and without recourse to the party making such transfer, assignment, sale, or other disposition, in each case, without prejudice to the rights and remedies of Purchaser pursuant to this Agreement (including pursuant to Article IV, Article VIII and Article XII) and without any limitation in the event of Fraud; provided, however, that this Section 6.11(e) is subject to, and shall not operate to limit, Seller’s obligations under the other subsections of this Section 6.11 or under Section 8.13.

(f) Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to reasonably cooperate with Seller and its Affiliates, at Seller’s reasonable request, in connection with the implementation and consummation of the Pre-Closing Reorganization, including the Pre-Closing Reorganization Steps Plan, the Pre-Closing Reorganization Transfer Plan and the Pre-Closing Employee Matters Plan, including by (i) responding promptly to requests for comments on, and Consents in respect of, the Pre-Closing Reorganization Documentation and any proposed modification to the Pre-Closing Reorganization Steps Plan or the Pre-Closing Reorganization Transfer Plan, (ii) executing and delivering, and causing its Affiliates to execute and deliver, such instruments, agreements, certificates and other documents as are reasonably necessary to effect any step of the Pre-Closing Reorganization, (iii) furnishing such information regarding Purchaser and its Affiliates as is reasonably requested in connection with any notice to, or Consent or filing with, any Person or Governmental Authority required in connection with the Pre-Closing Reorganization, and (iv) using commercially reasonable efforts to assist Seller in obtaining any such Consent. Purchaser shall bear its own costs and expenses in connection with such cooperation, and no failure of Seller to take any step of the Pre-Closing Reorganization shall constitute a breach of this Section 6.11, or result in the failure of any Closing Condition to be satisfied primarily due such failure of Seller, to the extent such failure results from Purchaser’s or any of its Affiliates’ failure to comply with this Section 6.11(f) or from Purchaser’s or any of its Affiliates’ failure to grant, delay in granting, or condition in granting, any Consent or comment requested pursuant to this Section 6.11.

(g) With respect to the France Business, the transfer of the France Business contemplated in the Pre-Closing Reorganization Steps Plan (as amended pursuant to the terms and conditions of this Agreement) is subject to the France Put Option being exercised and the France Business shall not be taken into consideration when determining the completion of the Pre-Closing Reorganization (including for the purpose of assessing the satisfaction of the Condition to Closing set forth in Section 10.1(e)) if and for as long the France Put Option has not been exercised.

(h) Pursuant to the France Put Option Agreement, Seller shall use commercially reasonable efforts to, and to cause any relevant Subsidiaries (including France Acquired Entities) to, inform and consult with and obtain the opinion of any relevant works council(s) in France (the “French Works Council(s)”) for the purposes of the Pre-Closing Reorganization and the Transaction (with respect to the Transaction, to the extent it is required by Legal Requirement), insofar as it relates to the France Business. Seller shall, and shall cause any relevant Subsidiaries (including France Acquired Entities) to, comply with any requirement set forth in the France Put Option Agreement. To the extent the France Put Option Exercise is not exercised prior to Closing, the parties hereto acknowledge and agree that it is their common intention to cooperate in good faith, subject to Legal Requirement, to agree such changes to this Agreement (and any other Transaction Document) as may be necessary to implement the France Put Option Exercise and for Purchaser to purchase the France Business for an amount equal to the French Purchase Price, following Closing.

(i) Notwithstanding any other provision of this Agreement to the contrary, if and so long as the France Put Option is not exercised pursuant to the France Put Option Agreement:

(i) this Agreement shall not constitute a binding agreement to transfer the France Business to the Acquired Companies, or to Purchaser or any of its Affiliates, or to otherwise sell or purchase (directly or indirectly) the France Business;

(ii) Article II, Article III, Article IV, this Section 6.11 (except for clauses (f), (h) and this clause (i)), Article IX, Article X, and Article XII shall not apply to or in respect of the France Business;

(iii) for the purposes of this Agreement, “Assumed Liabilities”, “Acquired Assets” and “Acquired Entities” shall be deemed to exclude, respectively, the France Assumed Liabilities, the France Acquired Assets and the France Acquired Entities;

(iv) the Closing Purchase Price payable by the Purchaser pursuant to Section 2.3 shall be reduced by an amount equal to the French Purchase Price;

(v) the Employee Matters Agreement shall not apply to the France Business or to the France Employees; and

(vi) the Seller and the Purchaser shall negotiate in good faith to agree to any agreements as may be required in order to give effect to the principles set out in clauses (f), (h) and this clause (i).

(j) The Pre-Closing Reorganization shall be subject to the terms and conditions set forth in Schedule K.

(k) For the purposes of this Section 6.11, the terms “Acquired Entities” and “Acquired Companies” shall be deemed to include CNH India.

6.12 PRC Subsidiary’s Amendment to its Articles of Association. Prior to the Closing, Seller shall, and shall cause PRC Subsidiary to, take all actions necessary to amend the articles of association of PRC Subsidiary to conform to the capital contribution deadline requirements under the Company Law of the People’s Republic of China, including filing such amendment with the competent PRC Administration for Market Regulation. Seller shall provide Purchaser with copies of the amended articles of association of PRC Subsidiary and evidence reasonably satisfactory to Purchaser that such filing has been duly completed.

6.13 Minimum Cash. Seller shall cause each Acquired Company to maintain, as of the Closing Date, Cash not less than the Minimum Cash applicable to such Acquired Company (the “Minimum Cash Requirement”); provided that compliance with this Section 6.13 shall not restrict intercompany transfers among the Acquired Companies, so long as the aggregate Cash held by all Acquired Companies is not less than the aggregate Minimum Cash for all Acquired Companies. For the purposes of this Section 6.13, the term “Acquired Companies” shall be deemed to include CNH India.

6.14 Cash Management Arrangements. Prior to the Closing, Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to, establish separate cash management arrangements for each Acquired Company, effective as of the Closing Date, and terminate each Acquired Company’s participation in any cash pooling or other cash management arrangement with any member of the Seller Group. For the purposes of this Section 6.14, the term “Acquired Companies” shall be deemed to include CNH India.

6.15 Termination of Certain Contracts. Prior to the Closing, Seller shall or shall cause any of its Affiliates who are parties to the Contracts listed on Schedule 6.15 of the Seller Disclosure Schedule with any Acquired Company to use commercially reasonable efforts to cancel as of or prior to the Closing such Contracts pursuant to termination agreements, in form reasonably acceptable to Purchaser, that provide for such termination without further liability or obligation of any such Acquired Companies thereafter. Seller shall also use commercially reasonable efforts to take the actions set forth on Schedule J. For the purposes of this Section 6.14, the term “Acquired Companies” shall be deemed to include CNH India.

6.16 Accounting Remediations. No later than March 31, 2027, Seller shall complete the remediation steps set out in items 6 and 7 of Schedule 4.5(c) of the Seller Disclosure Schedule.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

7.1 Trademark Rights.

(a) The parties hereto expressly acknowledge and agree that, subject to Section 7.1(b), Section 7.1(c), Section 7.1(e), Section 7.1(f), and Section 7.4, Seller agrees to grant, and Purchaser and its Affiliates (including following Closing, the Acquired Companies) desire to obtain, as of the Closing Date, a license to the Seller Group Marks that are identified on Schedule C-2(c)(i) of the Pre-Closing Reorganization Transfer Plan substantially on the terms set forth in the trademark license agreement attached hereto as Exhibit E-2 (the “Trademark License Agreement”). The parties hereto acknowledge (i) the Acquired Companies, as of the Closing, do not and will not have any right, title or interest (whether express or implied) in, to or under any Seller Group Mark other than the rights granted under the Trademark License Agreement, and (ii) Purchaser and its Affiliates (including, following the Closing, the Acquired Companies) will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any such Seller Group Marks, except as permitted pursuant to the Trademark License Agreement. Neither Seller nor any of its Affiliates shall, following Closing, (A) have any right, title or interest in, to or under any Acquired Trademarks, and shall not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any such Acquired Trademarks, or (B) contest the ownership or validity of any rights of the Purchaser or its Affiliates or the Acquired Companies in, to or under any such Acquired Trademarks.

(b) Subject to Section 7.1(d), each of Purchaser and Seller shall exercise its respective commercially reasonable efforts to cause the Acquired Companies to, and the Acquired Companies shall, (i) submit such filings, pass such resolutions and take such other steps in their respective control as are necessary to begin the process to change their names and cause their Organizational Documents to be amended to remove any reference to the Seller Group Marks, and (ii) as promptly as reasonably practicable thereafter, complete such processes and effect such name changes.

(c) Upon expiration of the applicable license period under the Trademark License Agreement for a Seller Group Mark, Purchaser shall, and Purchaser shall cause its Affiliates (including, following Closing, the Acquired Companies) to, cease use of such Seller Group Mark (except as permitted pursuant to the Trademark License Agreement) and take commercially reasonable actions to remove, obliterate or cover up permanently such Seller Group Mark (except as permitted pursuant to the Trademark License Agreement) from any vehicles, equipment, business cards, purchase orders and invoices, schedules, stationery, labels, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials (collectively, the “Trade Materials”); provided, however, that (i) Purchaser shall, and shall cause its Affiliates (including, following the Closing, the Acquired Companies) to, comply with all reasonable instructions of Seller relating to such utilization of the Seller Group Marks and with the quality-control and other requirements set forth in the Trademark License Agreement and (ii) Purchaser and its Affiliates (including, following Closing, the Acquired Companies) may, pursuant to and subject to the Trademark License Agreement, during the applicable license period under the Trademark License Agreement for the applicable Seller Group Mark, continue producing and manufacturing Trade Materials that bear such Seller Group Mark, including new Trade Materials, but only as necessary in connection with their continued operation of the Business and as provided in the Trademark License Agreement.

(d) Following the Closing Date, Purchaser shall immediately cause the Acquired Companies to cease to hold themselves out in any manner as having any affiliation with the Seller Group, except that as permitted pursuant to the Trademark License Agreement the Acquired Companies may use a Seller Group Mark as part of a corporate name, trade name or business name upon Seller’s consent, which shall not be unreasonably withheld, and except that at any and all times after Closing, Purchaser and the Acquired Companies shall be permitted to communicate to third parties that Purchaser has purchased the Acquired Companies from Seller and reference such name in such communications. Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in Section 7.1(c), nothing shall prevent Purchaser or its Affiliates from using any Seller Group Mark (i) to refer to the historical fact that the Business was previously conducted under such Seller Group Mark; provided that under this subsection Purchaser and its Affiliates may not use any Seller Group Mark as a source indicator except as permitted pursuant to the Trademark License Agreement; (ii) to the extent already shipped to or in use by customers of Seller or its Affiliates or required or permitted under Contracts of Seller or its Affiliates as of the Closing or required or permitted under Contracts of Purchaser or its Affiliates (including, for clarity, any of the Acquired Companies) only during the applicable license period under the Trademark License Agreement for such Seller Group Mark; and (iii) to the extent permitted by Legal Requirement (including as a fair use or historical reference).

(e) Seller and Purchaser agree that Schedule A (Licensed Marks) of the Trademark License Agreement shall be completed during the Interim Period subject to the following terms: Seller shall be primarily responsible for preparing, completing and delivering a complete and accurate integrated draft of Schedule A (Licensed Marks) identifying, as applicable, each mark, its owner, each jurisdiction in which it is registered or the subject of an application, and the relevant registration or application number and status, along with the other information included in the drafts provided to date. Seller shall deliver an integrated draft of Schedule A of the Trademark License Agreement as soon as reasonably practicable following the date of this Agreement and in any event by no later than March 31, 2027, for Purchaser’s review and comment. Seller shall promptly address Purchaser’s reasonable comments, correct any omissions or inaccuracies and deliver complete and accurate final schedules no later than six (6) months prior to the Closing Date. Seller shall continue to update Schedule A of the Trademark License Agreement through Closing to reflect any relevant changes. Purchaser shall provide reasonable cooperation upon Seller’s reasonable request, but such cooperation shall not relieve Seller of its responsibility for the completeness, accuracy or timely delivery of the schedules, or require Purchaser independently to identify or verify Seller’s trademark portfolio. If, after the completion of Schedule A of the Trademark License Agreement and Schedule B of the Trademark License Agreement, the parties mutually agree there has been any omission, incomplete entry or error in such schedules, then such applicable Licensed Mark shall be added to Schedule A of the Trademark License Agreement.

(f) Seller shall, at the request of Purchaser, and with the consent of Seller (not to be unreasonably withheld, conditioned or delayed) file trademark applications to register “CASE” marks in territories (each “CASE” mark and territory to be selected by Purchaser, at its sole discretion), in the name of Seller with reasonable costs and fees born by Purchaser. As between Seller and Purchaser, all applications, registrations and rights arising from them shall belong exclusively to Seller. Seller shall act in a reasonably timely manner, and reasonably cooperate with such filings, including by executing necessary authorizations, letters of consent, and other documents. Seller and Purchaser may confer on the selection of qualified local counsel and promptly share copies of material filings and correspondence.

7.2 Post-Closing Access to Information.

(a) From and after the Closing, Purchaser shall, and shall cause the Acquired Companies and its other Affiliates to, afford the Seller Group and their respective Representatives, during normal business hours, upon reasonable request and advance notice, reasonable access to the employees, books, records and properties of each Acquired Company, their Affiliates and the Business, and to make copies of such books and records at Seller’s expense, to the extent that such access is requested in connection with financial statements, Taxes, any potential Proceeding or investigation by or before a Governmental Authority or other Governmental Authority reporting obligations with respect to periods occurring prior to or upon the Closing; provided that the foregoing shall not apply (i) with respect to any information the disclosure of, or access to, which would waive any privilege, violate any Legal Requirement or breach any duty of confidentiality owed to any Person; provided that Purchaser shall use reasonable best efforts to allow for access to the extent that doing so does not result in the loss of any such privilege or violate or breach any such Legal Requirement or duty; or (ii) if such access is sought pursuant to this Agreement in connection with any pending, threatened, or potential claim or Proceeding against Purchaser or its Subsidiaries.

(b) Purchaser agrees to hold, and to cause the Acquired Companies to hold, all the books and records of the Acquired Companies and the Business existing on the Closing Date and not to destroy or dispose of any such books and records for a period of seven (7) years from the Closing Date or such longer time as may be required by Legal Requirement, and thereafter, if any Acquired Company desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

(c) From and after the Closing, Seller shall, and shall cause its Affiliates to, afford Purchaser and its Representatives, during normal business hours, upon reasonable request and advance notice, reasonable access to the books, records and properties of Seller and its Affiliates solely to the extent relating to the Acquired Companies, the Acquired Assets or the Business, and to make copies of such books and records at Purchaser’s expense, to the extent that such access is requested in connection with financial statements, Taxes, any potential Proceeding or investigation by or before a Governmental Authority or other Governmental Authority reporting obligations with respect to periods occurring prior to or upon the Closing, in each case, relating to the Acquired Companies, the Acquired Assets or the Business; provided that the foregoing shall not apply (i) with respect to any information the disclosure of, or access to, which would waive any privilege, violate any Legal Requirement or breach any duty of confidentiality owed to any Person; provided that Seller shall use reasonable best efforts to allow for access to the extent that doing so does not result in the loss of any such privilege or violate or breach any such Legal Requirement or duty; or (ii) if such access is sought pursuant to this Agreement in connection with any pending, threatened, or potential claim or Proceeding against Seller or its Affiliates.

7.3 D&O Insurance.

(a) From and after the Closing until the date that is six (6) years after the Closing Date, Purchaser and Seller shall exercise their respective rights to cause the Acquired Companies to maintain in effect the provisions regarding indemnification, advancement of expenses and exculpation from liability as set forth in the Organizational Documents of the Acquired Companies that have been made available to Purchaser prior to the date hereof, which provisions shall not be amended, repealed or otherwise modified in any manner that would reasonably be expected to adversely affect the rights thereunder (if any) of any officers or directors of an Acquired Company or any Person who served as an officer or director at the request or for the benefit of an Acquired Company (each, together with such person’s heirs, executors or administrators, “D&O

Indemnitee”) without such D&O Indemnitee’s written consent except to the extent required by Legal Requirements; provided that, from and after the Closing, all rights of the D&O Indemnitees to and regarding such indemnification, advancement of expenses and exculpation from liability shall be mandatory rather than permissive. For the avoidance of doubt, Purchaser shall cause the Acquired Companies to maintain in effect such provisions for any claim made by a D&O Indemnitee prior to the expiration of the sixth (6th) anniversary of the Closing until such claim has been finally resolved.

(b) At or prior to the Closing, Seller shall, at Seller’s sole cost and expense, obtain or maintain, whether under an existing policy, a runoff endorsement or a separate policy, six (6)-year directors’ and officers’ liability “tail” or equivalent runoff insurance covering the D&O Indemnitees and any other natural persons who are covered by the directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Companies in effect as of the Closing (such persons “Insured Persons” and such insurance “Current Insurance”), with respect to any actual or alleged error, misstatement, misleading statement, act, omission, circumstance, event, neglect, breach of duty or any other matter claimed against an Insured Person, in each case, that actually or allegedly existed or occurred at or prior to the Closing (including in connection with the approval or execution of any Transaction Document or the Transactions, or arising out of, relating to or resulting from any Transaction Document and the Transactions), from insurers having an AM Best Credit Rating no lower than the insurers providing the Current Insurance, and on terms and conditions, including limits and retentions, that are no less favorable in the aggregate to the Insured Persons than the Current Insurance. For the avoidance of doubt, Seller shall not be required to purchase a separate policy to the extent coverage under an existing policy or endorsement satisfies the foregoing requirements. Seller shall not be required to pay an aggregate premium for such “tail” insurance in excess of three hundred percent (300%) of the annual premium reasonably allocable to the Acquired Companies under the Current Insurance, and, if coverage satisfying the foregoing requirements is not available for an aggregate premium at or below such amount, Seller shall obtain the most advantageous coverage reasonably available for an aggregate premium at or below such amount. Such “tail” insurance shall include a waiver by the insurers of rights of subrogation, contribution, or other recovery against the Seller Group, except against an individual Insured Person to the extent of such individual’s Fraud as finally determined by a non-appealable judgment. Each of Purchaser and Seller shall cause the Acquired Companies to, and the Acquired Companies shall, maintain such “tail” insurance in full force and effect from and after the Closing and shall not, and shall cause the Acquired Companies not to, amend the terms and conditions of such “tail” insurance in any manner that may be adverse to the Insured Persons; provided that, to the extent such coverage is provided under an existing policy or program of the Seller Group, (x) Seller’s sole obligation under this sentence shall be to maintain, or cause to be maintained, for the six (6)-year period following the Closing, coverage for the Insured Persons satisfying the requirements of this Section 7.3(b) and (y) nothing in this Section 7.3(b) shall restrict Seller or its Affiliates from renewing, replacing, amending or otherwise administering such policy or program in the ordinary course of business, so long as the Insured Persons continue to have coverage satisfying the requirements of this Section 7.3(b).

(c) With respect to any indemnification obligations of the Acquired Companies pursuant to this Section 7.3, Purchaser acknowledges and agrees that: (i) the Acquired Companies shall be the indemnitors of first resort with respect to all indemnification obligations of the Acquired Companies pursuant to this Section 7.3 (i.e., their obligations to an applicable D&O Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such D&O Indemnitee are secondary) and (ii) Purchaser shall cause the Acquired Companies to, and the Acquired Companies shall, irrevocably waive, relinquish and release the Seller Group from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy or to alter the priority of payment or coverage provided under the “tail” insurance contemplated by Section 7.3(b). For the avoidance of doubt, Seller shall have no obligation to fund, advance, or otherwise provide any amounts in respect of the indemnification obligations of the Acquired Companies pursuant to this Section 7.3 following the Closing.

(d) If, following the Closing until the date that is six (6) years after the Closing Date, Purchaser or any Acquired Company or any of their respective successors or assigns: (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made to ensure that the successors and assigns of Purchaser or such Acquired Company or any of its respective successors or assigns, as the case may be, shall assume all of the respective obligations set forth in this Section 7.3.

(e) The rights of the D&O Indemnitees under this Section 7.3 shall be in addition to, and not in substitution for, any other rights such D&O Indemnitee may have under the organizational documents of the Acquired Companies, or under any applicable contracts or Legal Requirements, and Purchaser shall cause each of the Acquired Companies to, and the Acquired Companies shall, honor and perform under all indemnification agreements entered into by the Acquired Companies as in effect as of the date of this Agreement, which have been made available to Purchaser prior to the date hereof; provided that Seller shall have no liability or obligation with respect to any indemnification agreement entered into by any Acquired Company following the Closing.

(f) The obligations of Purchaser and the Acquired Companies under this Section 7.3 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Indemnitee to whom this Section 7.3 applies without the written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitee to whom this Section 7.3 applies shall be third-party beneficiaries of this Section 7.3, and this Section 7.3 shall be enforceable by such D&O Indemnitee and shall be binding on all successors and assigns of Purchaser and each Acquired Company).

7.4 Further Assurances.

(a) From time to time following the Closing, Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates (including the Acquired Companies) to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Transactions as may be reasonably requested by any other party hereto; provided, however, that except as otherwise provided in any Transaction Document, nothing in this Section 7.4 shall require any party hereto or any of their respective Affiliates to expend any money, commence or participate in any Proceeding, incur liabilities or offer or grant any accommodation (financial or otherwise) to any third party following the Closing.

(b) In furtherance, and not by way of limitation, of the foregoing, if after the Closing: (i) Seller or any of its Affiliates, or Purchaser or any of its post-Closing Affiliates (including the Acquired Companies), discovers that any assets and properties (other than Intellectual Property) owned, leased or licensed by any Acquired Company that are used or held for use primarily in connection with the Retained Business of Seller were retained by any Acquired Company, then Purchaser shall, and shall cause its Affiliates to: (A) immediately cease using such assets and properties and (B) cooperate with Seller to transfer or assign such assets and properties to Seller (or its designee) with no requirement of additional consideration to the fullest extent permitted by Legal Requirements and execute and deliver any amendments or supplements to this Agreement, exhibits, schedules or the Seller Disclosure Schedule, as applicable, to transfer such assets and properties to Seller (or its designee) effective as of the Closing; and (ii) Seller or any of its Affiliates, or Purchaser or any of its post-Closing Affiliates (including the Acquired Companies), discovers that any assets or properties (other than Intellectual Property) that are owned, leased or licensed by Seller or any of its Affiliates and used or held for use primarily in connection with the Business were not retained by or transferred to any Acquired Company, then Seller shall, and shall cause its Affiliates to: (A) immediately cease using such assets and properties and (B) cooperate with the Acquired Companies to transfer or assign such assets and properties to the Acquired Companies with no requirement of additional consideration to the fullest extent permitted by Legal Requirements and execute and deliver any amendments or supplements to this Agreement, exhibits, schedules or the Seller Disclosure Schedule, as applicable, to transfer such assets and properties to the Acquired Companies effective as of the Closing. For the avoidance of doubt, the ownership, transfer, retention and licensing of Intellectual Property shall be governed by the definitions of Acquired Company IP and Seller Retained IP and the License Agreements. Any wrongly allocated Intellectual Property shall be transferred, assigned or licensed, as the case may be, consistent with the intent of this Agreement, without further consideration. The parties hereto agree to use their reasonable best efforts to structure any transfer of assets and properties pursuant to this Section 7.4(b) in a manner that minimizes Taxes.

(c) For a period of two (2) years following the Closing, Seller shall, and shall cause its Affiliates to, promptly deliver to the Acquired Companies (i) any mail, packages, orders, inquiries and other communications addressed to Seller or its Affiliates primarily relating to the Business and (ii) any assets or property that Seller or its Affiliates receive and that properly belongs to the Business or an Acquired Company (including any assets or property primarily related to the Business). For a period of two (2) years following the Closing, Purchaser shall, and shall cause its post-Closing Affiliates (including the Acquired Companies) to, promptly deliver to Seller (A) any mail, packages, orders, inquiries and other communications addressed to Seller or any of its Affiliates or relating to a business, product line or asset of Seller or its Affiliates other than the Business (to the extent not primarily related to the Business) and (B) any assets or property that the Acquired Companies receive and that properly belongs to Seller or any of its Affiliates (including any assets or property of Seller or its Affiliates that are primarily related to the Retained Business).

(d) If, at any time during the two (2) years following the Closing, (i) Seller, or any of its Affiliates, receives any funds belonging to the Business or the Acquired Companies, Seller shall, or shall cause its Affiliates to, (A) promptly advise Purchaser or its applicable Affiliate, (B) segregate and hold such funds in trust for the benefit of Purchaser or its applicable Affiliate, and (C) promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by Purchaser, and (ii) Purchaser or any of its post-Closing Affiliates (including the Acquired Companies) receives any funds belonging to Seller or its Affiliates in accordance with the terms of this Agreement, Purchaser shall, or shall cause its Affiliates to, (A) promptly advise Seller or its applicable Affiliate, (B) segregate and hold such funds in trust for the benefit of Seller or its applicable Affiliate and (C) promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by Seller.

(e) Seller and Purchaser agree that Schedule 4.12(j) of the Seller Disclosure Schedule and Schedule A (Seller Licensed Software) of the Non-Trademark Intellectual Property Agreement shall be completed during the Interim Period subject to the following terms: Seller shall be primarily responsible for preparing, completing and delivering a complete and accurate integrated drafts of Schedule 4.12(j) of the Seller Disclosure Schedule and Schedule A of the Non-Trademark Intellectual Property Agreement generally identifying, as applicable, that software which is being transferred as Proprietary Software, and the software currently used or held for use in connection with the Business. Seller shall deliver an integrated draft of Section 4.12(j) and Schedule A of the Non-Trademark Intellectual Property Agreement as soon as reasonably practicable following the date of this Agreement and in any event within one (1) month thereafter, for Purchaser’s review and comment. Seller shall promptly address Purchser’s reasonable comments, correct any omissions or inaccuracies and deliver complete and accurate final schedules no later than six (6) months prior to the Closing Date. Seller shall continue to update Schedule 4.12(j) of the Seller Disclosure Schedule and Schedule A of the Non-Trademark Intellectual Property Agreement through Closing to reflect any relevant changes. Purchaser shall provide reasonable cooperation upon Seller’s reasonable request, but such cooperation shall not relieve Seller of its responsibility for the completeness, accuracy or timely delivery of the schedules, or require Purchaser independently to identify or verify Seller’s relevant software.

7.5 India SPA. One (1) day following the Closing Date, Seller shall cause each of U.S. Seller, and India Seller to, and Purchaser shall cause CE JV to, consummate the transactions contemplated by the India SPA on the terms, and subject to the conditions, set forth therein; provided that the purchase price set forth therein for the equity securities of CNH India shall be the CNH India Purchase Price. Notwithstanding anything to the contrary in this Agreement, the CNH India Purchase Price, and the amount allocated to the equity interests in CNH India in the Purchase Price Allocation (which shall be consistent with the CNH India Purchase Price), shall not be adjusted as a result of any adjustment to the Purchase Price or any payment treated as such. Seller shall deliver, or cause to be delivered, to Purchaser prior to Closing (a) the Valuation Report (in a form and manner acceptable to Purchaser and which may be relied upon by Purchaser); and (b) the drafts of the Section 499 Report of each U.S. Seller and India Seller; and the Tax Computation of U.S. Seller (each draft being in a form and manner acceptable to the Purchaser); and (c) the drafts of the Section 81 Report of India Seller (in a form and manner reasonable acceptable to Purchaser and which in final form may be relied upon by Purchaser).

7.6 India Conditions Subsequent. Following the India Closing Date, Seller shall use commercially reasonable efforts to, and shall cause India Seller and CNH India to use commercially reasonable efforts to, provide all cooperation reasonably requested by Purchaser in connection with the actions provided for in Schedule G attached hereto (“India Conditions Subsequent”).

ARTICLE VIII

TAX MATTERS

8.1 Tax Returns.

(a) Each of Seller and U.S. Seller shall, at its own cost and expense, prepare and timely file, or cause to be prepared and timely filed, when due (taking into account any valid extension of a required filing date) all Tax Returns required to be filed by the Acquired Companies related to Pre-Closing Tax Periods that are due (taking into account any valid extension of a required filing date) on or before the Closing Date (each such Tax Return, a “Seller-Filed Tax Return”). Each such Seller-Filed Tax Return shall be prepared in a manner consistent with past practices of the Acquired Companies, except as otherwise required by Legal Requirements. If Purchaser consents to such Seller-Filed Tax Return (which consent shall not be unreasonably withheld, conditioned or delayed), the applicable Acquired Company shall execute and file such Seller-Filed Tax Return as prepared by Seller or U.S. Seller. Each of Seller and U.S. Seller shall pay, or cause to be paid, any Taxes shown as due on any Seller-Filed Tax Return at the time such Seller-Filed Tax Return is filed by Seller or U.S. Seller pursuant to this Section 8.1(a), except to the extent such Taxes were taken into account in determining the Final Purchase Price.

(b) Any Seller-Filed Tax Return shall be provided in draft form to Purchaser (together with schedules, statements or other supporting documentation reasonably requested) at least fifteen (15) Business Days (or, in the case of any Tax Return that is not an Income Tax Return, as soon as reasonably practicable) prior to the due date (including any applicable valid extension) of such Seller-Filed Tax Return. Purchaser shall have the right to review and comment on such Seller-Filed Tax Return, and Seller or U.S. Seller shall consider in good faith any comments thereto that are provided by Purchaser to Seller or U.S. Seller in writing at least ten (10) Business Days (or, in the case of any Tax Return that is not an Income Tax Return, as soon as reasonably practicable) prior to the due date (including any applicable valid extension) of such Seller-Filed Tax Return. Purchaser and each of Seller and U.S. Seller shall cooperate in good faith to resolve any disputed items with respect to any comments that were timely provided by Purchaser. If Purchaser and Seller or U.S. Seller fail to resolve any disputed items within five (5) Business Days following Purchaser’s delivery of such comments (or within such longer period as the parties may mutually agree), Purchaser and Seller or U.S. Seller shall submit such disputed items to the Settlement Accountant for resolution, and Purchaser and Seller or U.S. Seller shall instruct the Settlement Accountant to resolve such disputed items as soon as practicable prior to the due date (including any applicable valid extension) of the Seller-Filed Tax Return. If any disputed item has not been resolved by such due date, such Seller-Filed Tax Return shall be timely filed reflecting all agreed items and thereafter amended, if necessary, to reflect the Settlement Accountant’s resolution. The fees and expenses of the Settlement Accountant shall be borne in the manner contemplated by Section 2.4(d), mutatis mutandis.

(c) Purchaser (or its Affiliates), at Seller’s sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, when due (taking into account any extensions of a required filing date) all Tax Returns required to be filed by the Acquired Companies related to Pre-Closing Tax Periods (including Straddle Periods) that are due after the Closing Date (each such Tax Return, a “Purchaser-Filed Tax Return”). Each Purchaser-Filed Tax Return shall be prepared in a manner consistent with past practices of the Acquired Companies, except as otherwise required by a change in Legal Requirements.

(d) Any Purchaser-Filed Tax Return shall be provided in draft form to Seller or U.S. Seller (together with schedules, statements or other supporting documentation reasonably requested) at least twenty (20) Business Days (or, in the case of any Tax Return that is not an Income Tax Return, as soon as reasonably practicable) prior to the due date (including any applicable valid extension) of such Purchaser-Filed Tax Return. Seller or U.S. Seller shall have the right to review and comment on such Purchaser-Filed Tax Return, and Purchaser shall consider in good faith any comments thereto that are provided by Seller or U.S. Seller to Purchaser in writing at least ten (10) Business Days (or, in the case of any Tax Return that is not an Income Tax Return, as soon as reasonably practicable) prior to the due date (including any applicable valid extension) of such Purchaser-Filed Tax Return. Purchaser and Seller and U.S. Seller shall cooperate in good faith to resolve any disputed items with respect to any comments that were timely provided by Seller or U.S. Seller. If Purchaser and Seller or U.S. Seller fail to resolve any disputed items within five (5) Business Days following Seller’s delivery of such comments (or within such longer period as the parties may mutually agree), Purchaser and Seller or U.S. Seller shall submit such disputed items to the Settlement Accountant for resolution, and Purchaser and Seller or U.S. Seller shall instruct the Settlement Accountant to resolve such disputed items as soon as practicable prior to the due date (including any applicable valid extension) of the Purchaser-Filed Tax Return. The fees and expenses of the Settlement Accountant shall be borne in the manner contemplated by Section 2.4(d), mutatis mutandis. No later than five (5) Business Days prior to the filing of any Purchaser-Filed Tax Return pursuant to this Section 8.1(d), Seller or U.S. Seller shall pay, or cause to be paid, all Taxes shown as due on any Purchaser-Filed Tax Return at such time and as finally determined pursuant to this Section 8.1(d), except to the extent such Taxes (i) were taken into account in the Final Purchase Price or (ii) are allocable to a Post-Closing Straddle Period in accordance with Section 8.4, which Taxes shall be the sole responsibility of Purchaser and its Affiliates (including, after the Closing, the Acquired Companies).

(e) For any period of account during which any Acquired Company is a member of the CIR Group, Seller and U.S. Seller shall procure that no interest disallowance is allocated to any Acquired Company for the purposes of the corporate interest restriction rules set out in Part 10 and Schedule 7A of the Taxation (International and Other Provisions) Act 2010 without Purchaser’s consent. For the purposes of this Section 8.1(e), “CIR Group” means the worldwide group of which any Acquired Company and certain members of the Seller Affiliated Group are members.

8.2 Tax Sharing Agreements. To the extent relating to the Acquired Companies, Seller or U.S. Seller shall terminate, or cause to be terminated, on or before the Closing Date, the rights and obligations of the Acquired Companies pursuant to all Tax sharing agreements or similar agreements if any, to which any of the Acquired Companies, on the one hand, and Seller, U.S. Seller, or any of their respective Affiliates (other than the Acquired Companies), on the other hand, are parties, and neither Seller and U.S. Seller nor any of its Affiliates (other than the Acquired Companies), on the one hand, nor any of the Acquired Companies, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

8.3 Transfer Taxes. Notwithstanding anything to the contrary contained in this Agreement, any Transfer Taxes imposed as a result of (i) the Pre-Closing Reorganization or any Pre-Closing Reorganization Step shall be borne and paid by Seller and (ii) the transfer of the shares in CE JV shall be borne and paid by Purchaser; and (iii) the transfer of shares in CNH India shall be borne and paid by Seller. The party responsible under Legal Requirements for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. The party not responsible under Legal Requirements for the filing of such Tax Returns shall pay its allocable portion of such Transfer Taxes to the party filing such Tax Returns no later than five (5) Business Days prior to the due date of any such Tax Return. Each of Seller and U.S. Seller shall, and shall cause its Affiliates to, and Purchaser shall, and shall cause its Affiliates to, cooperate in connection with the preparation and filing of any such Tax Returns.

8.4 Straddle Periods. In the case of any Straddle Period, the amount of any Taxes for a Pre-Closing Straddle Period shall be determined as follows: (a) in the case of any Tax based on or measured by income, receipts, or payroll, based upon an interim closing of the books and hypothetical closing of the taxable year as of the Benchmark Time on the Closing Date and (b) in the case of any other Tax, including Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes attributable to a Pre-Closing Straddle Period shall be equal to the amount of Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the total number of days in the Straddle Period. The portion of Tax attributable to a Post-Closing Straddle Period shall be calculated in a corresponding manner. Purchaser and each of Seller and U.S. Seller shall, to the extent permitted or required under Legal Requirements, treat the Closing Date as the last day of the taxable period of the Acquired Companies for all Tax purposes.

8.5 Tax Cooperation. Following the Closing, Purchaser and each of Seller and U.S. Seller shall, and shall cause their respective Affiliates to, cooperate, as and to the extent reasonably requested by the other party in writing, in connection with the filing of any Tax Returns pursuant to this Article VIII and any Tax Contest, audit, claim for refund or other Proceeding with respect to Taxes, or the determination of any Tax liability or Tax attribute, of or relating to any Acquired Company, the Business or the Acquired Assets. Such cooperation shall include the provision of information in such party’s (or its Affiliate’s) possession and assistance, including access to books and records, as is reasonably relevant to any such filing, Tax Contest, audit, claim, Proceeding or determination, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided in accordance with this Agreement. The other party shall promptly, and in no event later than the earlier of (x) thirty (30) days after receipt of the request and (y) five (5) Business Days prior to any applicable filing or response deadline of which the requesting party has notified the other party in writing, provide the requested information. Seller and U.S. Seller shall, and shall cause their respective Affiliates to, retain all books and records (including Tax Returns and Tax workpapers) in their possession relating to the Taxes of the Acquired Companies, the Business or the Acquired Assets for any Pre-Closing Tax Period until the later of (i) seven (7) years from the Closing Date and (ii) ninety (90) days after the expiration of the applicable statute of limitations (including extensions). The requesting party shall reimburse the other party for any reasonable and documented out-of-pocket expenses incurred by such party in connection with providing any information or documentation pursuant to this Section 8.5.

8.6 Tax Elections. Seller undertakes that it shall, or shall procure that its relevant Affiliate shall, prepare and enter into such valid joint election or elections with any Acquired Company, in a form satisfying any applicable requirements of HM Revenue & Customs, pursuant to section 171A of the Taxation of Chargeable Gains Act 1992, section 792 of the Corporation Tax Act 2009 and/or any other similar rule or provision as are necessary to reallocate in full, to the extent permitted by Legal Requirement, to Seller (or its relevant Affiliate) any gain or charge that would otherwise be treated as arising in that Acquired Company as a result of or in connection with the transactions contemplated by this Agreement.

8.7 Prohibited Actions.

(a) Purchaser shall not take, and shall cause its post-Closing Affiliates (including the Acquired Companies) not to take, any action outside the ordinary course of business after the Closing on the Closing Date (or pursuant to a plan in existence on the Closing Date) that would reasonably be expected to (i) increase any Tax liability of Seller or any of its Affiliates (other than the Acquired Companies) or of any Acquired Company (A) that would be taken into account in determining the Final Purchase Price or (B) for which Seller would otherwise be responsible pursuant to Section 8.1 or (ii) result in a payment obligation to a Purchaser Indemnified Party pursuant to Section 12.2; provided, however, that the foregoing shall not apply to any action (x) permitted or required under this Agreement or any other Transaction Document, or (y) required by applicable Legal Requirements.

(b) Without limiting the generality of Section 8.7(a), following the Closing Date, neither Purchaser nor any of its post-Closing Affiliates (including the Acquired Companies) shall (i) make any election with respect to any Acquired Company or change any method of Tax accounting or any Tax accounting period of any Acquired Company, which election or change would be effective on or prior to the Closing Date, (ii) amend any previously filed Tax Returns of the Acquired Companies for a Pre-Closing Tax Period, (iii) file Tax Returns of the Acquired Companies in a manner inconsistent with past practice (except as otherwise provided under Section 8.1) or in a jurisdiction where the relevant Acquired Company has not historically filed Tax Returns, in each case, for a Pre-Closing Tax Period, (iv) initiate discussions or examinations with Tax Authorities regarding Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period, or (v) make any voluntary disclosures with respect to Taxes of the Acquired Companies for Pre-Closing Tax Periods, in each case, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed) if such action would reasonably be expected to (A) increase any Tax liability of Seller or any of its Affiliates (other than the Acquired Companies) or of any Acquired Company (I) that would be taken into account in determining the Final Purchase Price or (II) for which Seller or U.S. Seller would otherwise be responsible pursuant to Section 8.1 or (B) result in a payment obligation to a Purchaser Indemnified Party pursuant to Section 12.2; provided, however, that the foregoing shall not apply to any action (x) permitted or required under this Agreement or any other Transaction Document, or (y) required by applicable Legal Requirements.

8.8 Tax Contest.

(a) Purchaser will give prompt notice to Seller of any Proceeding with respect to Taxes or any Tax Return of an Acquired Company for any Pre-Closing Tax Period (a “Tax Contest”); provided that any failure to give such notice shall not relieve Seller of its obligations under this Agreement except to the extent Seller is actually and materially prejudiced thereby. Purchaser shall control the conduct of any such Tax Contest; provided, however, that to the extent such Tax Contest could result in an amount to be included in Pre-Closing Taxes, Seller shall have the right to assume control, at its own expense, of such Tax Contest, if such Tax Contest relates solely to a taxable period ending on or before the Closing Date (and not to any Straddle Period); provided further that (i) Seller shall provide Purchaser with a timely and reasonably detailed account of each material stage of such Tax Contest, (ii) Seller shall consult with Purchaser and offer Purchaser an opportunity to comment before taking any significant action or submitting any written materials in connection with such Tax Contest, (iii) Seller shall defend such Tax Contest diligently and in good faith, (iv) Purchaser shall be entitled, at its own expense, to participate in such Tax Contest and attend any meetings or conferences with the relevant Tax Authority, and (v) Seller shall not settle or compromise any material issue with respect to such Tax Contest without the prior written consent of Purchaser, which consent shall not be unreasonably conditioned, withheld or delayed.

(b) For any Tax Contest that Seller does not control (i) Purchaser shall provide Seller with a timely and reasonably detailed account of each stage of such Tax Contest, (ii) Purchaser shall consult with Seller and offer Seller an opportunity to comment before taking any significant action or submitting any written materials in connection with such Tax Contest, (iii) Purchaser shall defend such Tax Contest diligently and in good faith, (iv) Seller shall be entitled, at its own expense, to participate in such Tax Contest and attend any meetings or conferences with the relevant Tax Authority, and (v) Purchaser shall not settle or compromise any material issue with respect to such Tax Contest without the prior written consent of Seller, which consent shall, not be unreasonably withheld, conditioned or delayed.

8.9 Tax Refunds. In the event any Acquired Company actually receives a cash refund of Taxes in respect of any Pre-Closing Tax Period after the Closing Date, or actually realizes a reduction in cash Taxes otherwise payable for a Post-Closing Tax Period through the utilization of a credit in lieu of such a refund, Purchaser shall pay, or cause the applicable Acquired Company to pay, to Seller an amount equal to such refund or reduction, but only to the extent (a) such amount was not taken into account in determining the Final Purchase Price, (b) such amount is not attributable to any carryback of a net operating loss, capital loss, Tax credit or other Tax attribute arising in a Post-Closing Tax Period, and (c) such amount does not relate to any Tax paid by Purchaser or any Acquired Company after the Closing for which Seller has not reimbursed Purchaser or the applicable Acquired Company pursuant to this Agreement. Any amount payable to Seller under this Section 8.8 shall be reduced by (i) all reasonable and documented out-of-pocket costs and expenses incurred by Purchaser, the applicable Acquired Company or any of their Affiliates in obtaining, receiving, utilizing or paying such refund or credit, (ii) any Taxes imposed on or attributable to the receipt, utilization or payment of such refund or credit, and (iii) any amounts then due and payable by Seller or any of its Affiliates to Purchaser, any Acquired

Company or any of their Affiliates under this Agreement, which amounts Purchaser may set off against such payment. Purchaser shall make any payment required by this Section 8.9 within ten (10) Business Days after the later of (A) the actual receipt of the applicable cash refund or the filing of the Tax Return on which the applicable credit is utilized and (B) the final determination of the amount payable to Seller under this Section 8.9. If any refund or credit for which an amount has been paid to Seller under this Section 8.9 is subsequently disallowed, reduced or required to be repaid, Seller shall, within ten (10) Business Days after written demand, repay to Purchaser the amount previously paid to Seller that is attributable to such disallowance, reduction or repayment, together with any related interest, penalties, Taxes and reasonable and documented out-of-pocket costs and expenses incurred by Purchaser, any Acquired Company or any of their Affiliates.

8.10 Purchase Price Allocation. The Purchase Price (as adjusted pursuant to Article II), together with any Liabilities of the Acquired Companies properly taken into account under Section 1060 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of applicable state, local or non-U.S. Tax Legal Requirement) and any other items of consideration required to be so taken into account, shall be allocated as follows (the resulting allocation, the “Purchase Price Allocation”): (a) first, the consideration shall be allocated between and among the CE JV Acquired Interests (the “Non-U.S. Allocation Percentage”) and the CE U.S. JV Acquired Interests (the “U.S. Allocation Percentage”, and each such allocated amount, an “Acquired Company Allocation Amount”); (b) the consideration allocated to the CE JV Acquired Interests shall further be allocated among (i) the equity interests in CNH India using the Valuation Report, and (ii) the equity interests in the other relevant entities and the directly held assets set forth on the Pre-Closing Reorganization Steps Plan, in each case without duplication, using the valuation determined in connection with the Pre-Closing Reorganization Valuations (as defined below); and (c) thereafter, in the case of any Acquired Company that is classified as a disregarded entity or partnership for U.S. federal income tax purposes as of the Closing Date, or as to which Section 1060 of the Code or any corresponding or similar provision of applicable state, local or non-U.S. Tax Legal Requirement otherwise requires an asset-level allocation, the Acquired Company Allocation Amount of such Acquired Company shall be further suballocated among the assets of such Acquired Company (and, where applicable, its Subsidiaries) in accordance with Section 1060 of the Code (or, as applicable, Sections 743, 751 and 755 of the Code) and the Treasury Regulations thereunder (and any corresponding or similar provisions of applicable state, local or non-U.S. Tax Legal Requirement). In connection with the Pre-Closing Reorganization, Seller shall, no later than thirty (30) Business Days prior to the Closing Date, prepare and deliver to Purchaser an initial valuation of each of the entities and assets based on the principles established in Schedule E for Purchaser’s review and comment (the “Draft Valuations”); provided that Seller and Purchaser shall discuss in good faith the valuation methodology to be applied to each equity interests in the relevant entities (other than CNH India) and the directly held assets set forth on the Pre-Closing Reorganization Steps Plan, in accordance with the principles established in Schedule E. Purchaser shall deliver to Seller written comments on the Draft Valuations within twenty-five (25) Business Days after receipt thereof. Seller shall consider in good faith Purchaser’s comments to the Draft Valuations and determine the valuations for such entities and assets for purposes of the Pre-Closing Reorganization (the “Pre-Closing Reorganization Valuations”). Purchaser shall prepare, based on the Pre-Closing Reorganization Valuations, and deliver to Seller no later than one hundred and twenty (120) Business Days following the Closing Date a draft Purchase Price Allocation for Seller’s review. Seller may deliver to Purchaser written comments on the draft Purchase Price Allocation within thirty (30) Business Days after receipt thereof, and Purchaser shall consider in good faith any such written comments that are timely delivered; provided that if Seller does not deliver written comments within such thirty (30) Business Day period, the draft Purchase Price Allocation shall become final and binding on the parties hereto. If Seller timely delivers written comments and the parties hereto are unable to resolve any dispute within thirty (30) Business Days after Purchaser’s receipt of such comments, any such dispute shall be resolved by the Settlement Accountant in accordance with the procedures set forth in Section 2.4(d), mutatis mutandis, and the Purchase Price Allocation, as so determined, shall be final and binding on the parties hereto. Any adjustment to the Purchase Price (including any adjustment pursuant to Section 2.4, any indemnification payment treated as an adjustment to the Purchase Price pursuant to Section 12.8, and any other payment made pursuant to Section 6.9(c), Article VIII or Article XII) and any other item required to be taken into account under Section 1060 of the Code shall be allocated by Purchaser in a manner consistent with the Purchase Price Allocation and the principles set forth in this Section 8.10 solely among the CE JV Acquired Interests, the CE U.S. JV Acquired Interests, the applicable Acquired Companies and the applicable assets. Purchaser shall deliver a revised Purchase Price Allocation reflecting each permitted adjustment to Seller within a reasonable time following the determination thereof, which revised Purchase Price Allocation shall be subject to the review, comment and dispute resolution procedures set forth above, mutatis mutandis. Each of Seller, Purchaser and their respective Affiliates shall (i) prepare and file all Tax Returns (including IRS Form 8594 or, as applicable, IRS Form 8308 and the statements required under Treasury Regulations Sections 1.743-1(k) and 1.751-1(a)(3), and any similar forms required by applicable state, local or non-U.S. Tax Legal Requirement) in a manner consistent with the final Purchase Price Allocation, and (ii) not take any position (whether in audits, Tax Returns or otherwise) inconsistent with the final Purchase Price Allocation, in each case except as otherwise required by a change in Legal Requirements or a final determination within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Tax Legal Requirement). If any Governmental Authority disputes the final Purchase Price Allocation, the party receiving notice of such dispute shall promptly notify the other party in writing, and the parties hereto shall cooperate in good faith in responding to such dispute. The Purchase Price Allocation (including the allocation pursuant to clause (b) above, any revised Purchase Price Allocation and any determination of the Settlement Accountant) and the allocation of any adjustment to the Purchase Price pursuant to this Section 8.10 shall be subject in all respects to Section 7.5.

8.11 Allocation of Transaction Tax Deductions. The parties hereto agree that all Transaction Tax Deductions shall, to the extent that such allocation and reporting is at least “more likely than not” to be sustained under Legal Requirements, be allocated to, and reported on the applicable Tax Returns for the Pre-Closing Tax Period (or, in the case of a Straddle Period, the portion ending on and including the Closing Date). For the avoidance of doubt, the Transaction Tax Deductions shall, to the fullest extent allowed by Legal Requirements, be deducted by the Acquired Company that is contractually obligated (including pursuant to this Agreement) to make the payment giving rise to such Transaction Tax Deduction. For purposes of determining Pre-Closing Taxes, such deductions shall be taken into account in the Pre-Closing Tax Period to the extent that such deductions are at least “more likely than not” allowable in the Pre-Closing Tax Period under Legal Requirements. To the extent any Transaction Tax Deduction constitutes a “success-based fee” within the meaning of Revenue Procedure 2011-29 (or any successor guidance), the applicable Acquired Company shall be treated as having timely made the safe harbor election thereunder, and the parties hereto shall apply such safe harbor to determine the deductible portion of such fees, with no less than 70% treated as deductible. The parties hereto shall, and shall cause their respective Affiliates (including the Acquired Companies) to, prepare and file all Tax Returns in a manner consistent with this Section 8.11, and shall not take any position inconsistent with the foregoing in any Tax Return or Proceeding with respect to Taxes unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of Legal Requirement).

8.12 Intended Tax Treatment. The parties hereto intend that, for U.S. federal and applicable state and local income tax purposes, the purchase and sale of the CE U.S. JV Acquired Interests shall be treated as follows (as applicable, the “Intended Tax Treatment”): (i) if, immediately prior to the Closing, CE U.S. JV is disregarded as an entity separate from U.S. Seller for U.S. federal income tax purposes, in accordance with Situation 1 of Revenue Ruling 99-5, 1999-1 C.B. 434, as (A) a sale by U.S. Seller to Purchaser of an undivided interest equal to the Acquisition Percentage in each of the assets of CE U.S. JV, subject to the applicable Liabilities of CE U.S. JV, and (B) immediately thereafter, a contribution by U.S. Seller and Purchaser of their respective undivided interests (equal to one hundred percent (100%) minus the Acquisition Percentage, and the Acquisition Percentage, respectively) in the assets and Liabilities of CE U.S. JV to a partnership corresponding in legal form to CE U.S. JV in exchange for their respective interests in such partnership in a transaction governed by Section 721 of the Code or (ii) if, immediately prior to the Closing, CE U.S. JV is classified as a partnership for U.S. federal income tax purposes, as a sale by U.S. Seller to Purchaser of interests in a partnership governed by Sections 741 and 751 of the Code, following which CE U.S. JV shall continue to be classified as a partnership for U.S. federal income tax purposes, and the parties hereto shall cause CE U.S. JV to make (to the extent not already in effect) a valid election under Section 754 of the Code (and any corresponding or similar provision of applicable state or local Legal Requirement) effective for the taxable year of CE U.S. JV that includes the Closing Date, such that Purchaser shall be entitled to an adjustment to the Tax basis of the assets of CE U.S. JV under Section 743(b) of the Code, which adjustment shall be allocated among such assets in accordance with Section 755 of the Code and in a manner consistent with the Purchase Price Allocation. In the case of clause (ii), items of income, gain, loss, deduction and credit of CE U.S. JV for the taxable year that includes the Closing Date shall be allocated between U.S. Seller and Purchaser in accordance with Section 706 of the Code and the Treasury Regulations thereunder using the interim closing of the books method as of the end of the Closing Date. The parties hereto shall, and shall cause their respective Affiliates (including CE U.S. JV) to, prepare and file all Tax Returns consistently with the Intended Tax Treatment and shall not take any position inconsistent therewith in any Tax Return, audit or other Proceeding, except to the extent otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.

8.13 Pre-Closing Reorganization Tax Matters. Prior to the effective date of the contribution of the Italian portion of the Business to Italian Newco, Seller shall cause CNH Industrial Italia S.p.A. (or such other member of the Seller Group that transfers the Italian portion of the Business to the Italian NewCo pursuant to the Pre-Closing Reorganization Steps Plan) to submit to the competent office of the Italian Revenue Agency (Agenzia delle Entrate) a request for the issuance of the certificate contemplated by Article 14 of Italian Legislative Decree No. 472 of 18 December 1997 (or any successor provision) in respect of such transferor (the “Italian Tax Clearance Certificate”), and shall deliver to Purchaser a copy of such request and, promptly upon receipt, a copy of the Italian Tax Clearance Certificate. For the avoidance of doubt: (a) the content of the Italian Tax Clearance Certificate (including any Taxes, contested amounts or violations stated therein) shall not affect Seller’s compliance with this Section 8.13; (b) if the Italian Tax Clearance Certificate is not issued within the term provided by applicable Legal Requirements following submission of the request, Seller’s obligations under this Section 8.13 shall be deemed fully discharged upon delivery to Purchaser of evidence of such submission; and (c) any Liability of the Italian NewCo as transferee for Taxes of the transferor shall constitute Pre-Closing Taxes and shall be Purchaser’s sole recourse in respect thereof.

8.14 Survival. This Article VIII shall survive the Closing until ninety (90) days after the expiration of the statute of limitations (including extensions) applicable to the relevant Tax matter.

8.15 PRC Withholding Tax.

(a) The transfer of the equity interests in PRC Subsidiary, and any other direct or indirect transfer of PRC Subsidiary or its assets, in each case in connection with the Pre-Closing Reorganization, any Pre-Closing Reorganization Step or the Transactions, shall be undertaken in compliance with all applicable Tax laws of the People’s Republic of China and, to the extent required under Legal Requirements, on a fair value basis (including applicable valuation, transfer pricing and indirect transfer reporting requirements under Legal Requirements, including Bulletin 7). Purchaser shall cause PRC Subsidiary (or the applicable Acquired Company) to, in each case to the extent required of the relevant Person under applicable Legal Requirements: (i) withhold all Taxes required to be withheld under Legal Requirements of the People’s Republic of China from the consideration payable in respect of any such transfer, (ii) duly deposit any such Taxes with the relevant PRC Tax Authority within the prescribed time limits, and (iii) comply with all applicable reporting and other compliance requirements in connection therewith, including any indirect transfer filing required under Bulletin 7.

(b) Purchaser shall cause PRC Subsidiary (or the applicable Acquired Company) to obtain and retain all documentation, information, certificates, opinions, valuation reports and other supporting evidence reasonably necessary to substantiate the basis on which such withholding position has been determined.

8.16 Tax Covenants.

(a) Seller, U.S. Seller, and India Seller will use commercially reasonable efforts to provide all the necessary information, details, and documents (as reasonably requested by the valuer appointed by Seller), to the valuer appointed by Seller for preparing the Valuation Report.

(b) Seller, U.S. Seller, and India Seller will use commercially reasonable efforts to provide all the necessary information, details, and documents, for preparing the Tax Computation and Section 499 Report.

(c) Seller shall, and shall cause U.S. Seller and its other Affiliates to, and Purchaser shall, and shall cause its Affiliates to, work together in good faith following the date of this Agreement (and in any event prior to the Closing), to determine whether to amend the Pre-Closing Reorganization Steps Plan, and take such actions in connection with the Pre-Closing U.S. Reorganization as are reasonably necessary, such that CE U.S. JV is classified as a partnership for U.S. federal and applicable state and local income tax purposes as of immediately prior to the Closing; provided that Seller and Purchaser shall not be required to make any such amendment or take any such action.

ARTICLE IX

EMPLOYEES

9.1 No Third Party Beneficiaries. Subject to Section 13.14, the provisions of this Agreement, the Employee Matters Agreement, and the other Transaction Documents are solely for the benefit of the parties, and no current or former employee or non-employee service provider of the Seller Group, the Acquired Companies, Purchaser or any of their respective Affiliates (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provisions of this Agreement or any other Transaction Document shall create such rights in any such Persons. Nothing contained herein or in any other Transaction Document, express or implied, shall (a) confer upon any Person any right to continued employment or engagement for any period of time, or preclude the ability of the Seller Group, Purchaser, the Acquired Companies or any of their Affiliates to terminate the employment or engagement of any employee or non-employee service at any time and for any reason, in all cases, subject to Legal Requirements or Contract, (b) prevent the amendment, modification or termination of any Seller Benefit Plan, Acquired Company Benefit Plan, or any other employee benefit plan, program, practice, or arrangement the Seller Group, Purchaser, the Acquired Companies or any of their Affiliates in accordance with its terms after the Closing, or (c) constitute an amendment to or any other modification of any Seller Benefit Plan, Acquired Company Benefit Plan or any other employee benefit plan, program, practice, or arrangement of Purchaser or its Affiliate.

ARTICLE X

CONDITIONS TO CLOSING

10.1 Conditions of Purchaser and U.S. Purchaser. The obligations of Purchaser and U.S. Purchaser to consummate the Transactions shall be subject to the satisfaction (or, if permitted by Legal Requirements, waiver by Purchaser and U.S. Purchaser (in its sole discretion)) of each of the following conditions at or prior to the Closing:

(a) Representations and Warranties of Seller and U.S. Seller. (i) The representations and warranties of Seller and U.S. Seller (other than (x) the representation and warranty set forth in Section 4.6(b) (Absence of Certain Changes), and (y) the Seller Fundamental Representations) contained in Article IV shall be true and correct in all respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Material Adverse Effect”, or similar “materiality” based exceptions or qualifications in such representations and warranties, (ii) the representation and warranty set forth in Section 4.6(b) (Absence of Certain Changes) shall be true and correct in all respects as of the Closing as if made on the Closing Date, (iii) the Seller Level 1 Fundamental Representations shall be true and correct in all respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all respects as of such date) and (iv) the Seller Level 2 Fundamental Representations shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all material respects as of such date).

(b) Covenants of Seller and U.S. Seller. The covenants contained in this Agreement required to be performed or complied with by Seller and U.S. Seller on or before the Closing shall have been performed or complied with in all material respects.

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing as of the Closing Date.

(d) Closing Deliveries. Seller and U.S. Seller shall have delivered, or caused to be delivered, all agreements, instruments and documents and taken all actions required pursuant to Section 3.2.

(e) Pre-Closing Reorganization. Subject to and in accordance with Section 6.11, the Pre-Closing Reorganization shall have been completed in all material respects in accordance with the Pre-Closing Reorganization Steps Plan, the Pre-Closing Reorganization Transfer Plan and the Pre-Closing Employee Matters Plan.

(f) Pre-Closing Financial Statements. The Pre-Closing Financial Statements shall have been delivered to Purchaser in accordance with Section 6.7.

(g) Data Room. Seller shall have provided five (5) copies of the documents made available in the Data Room as of no earlier than five (5) Business Days prior to the Closing Date.

(h) Capital Contribution Matters. Seller shall have completed the capital injection in CE JV in the amount corresponding to the CNH India Purchase Price.

(i) Dematerialization of CNH India Shares. Seller, U.S. Seller and India Seller shall have completed the dematerialization of the shares of CNH India.

10.2 Conditions of Seller and U.S. Seller. The obligations of Seller and U.S. Seller to consummate the Transactions shall be subject to the satisfaction (or, if permitted by Legal Requirements, waiver by Seller (in its sole discretion) or U.S. Seller (in its sole discretion), as applicable) of each of the following conditions at or prior to the Closing:

(a) Representations and Warranties of Purchaser and U.S. Purchaser. (i) The representations and warranties of Purchaser and U.S. Purchaser (other than the Purchaser Fundamental Representations) contained in Article V shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all respects as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Purchaser Material Adverse Effect”, or similar “materiality” based exceptions or qualifications in such representations and warranties and (ii) the Purchaser Fundamental Representations shall be true and correct in all material respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all material respects as of such date).

(b) Covenants of Purchaser and U.S. Purchaser. The covenants contained in this Agreement required to be performed or complied with by Purchaser and U.S. Purchaser on or before the Closing shall have been performed or complied with in all material respects.

(c) Closing Deliveries. Purchaser and U.S. Purchaser shall have delivered, or caused to be delivered, all agreements, instruments and documents and taken all actions required pursuant to Section 3.3.

10.3 Mutual Conditions. The respective obligations of each party to this Agreement to consummate the Transactions shall be subject to the satisfaction (or, if permitted by Legal Requirements, waiver by mutual consent of Seller, U.S. Seller, Purchaser and U.S. Purchaser) of each of the following conditions at or prior to the Closing:

(a) Regulatory Approvals. (i) All waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions shall have expired or been terminated, and (ii) all other Regulatory Filings shall have been made or obtained, and any applicable waiting period thereunder shall have expired or been terminated. Notwithstanding anything to the contrary in this Agreement, the condition set forth in this clause shall not be satisfied if any decision, consent, clearance, approval, authorization or confirmation referred to in Schedule D-1 or Schedule D-2, or any expiration or termination of a waiting period referred to in Schedule D-1 or Schedule D-2, is subject to any condition, obligation, restriction, or Legal Requirement that would impose on Purchaser or any of its Affiliates any Regulatory Action inconsistent with the limitations on its obligations under Section 6.6(e), or on Seller, U.S. Seller, India Seller or any of their respective Affiliates any Regulatory Action inconsistent with the limitations on its obligations under Section 6.6(e) or Section 6.6(f), as applicable. Notwithstanding anything to the contrary in this Agreement, the condition set forth in this clause shall be deemed satisfied with respect to any listed jurisdiction in Schedule D-1 or Schedule D-2 if the relevant Governmental Authority confirms (on terms satisfactory to the Seller and the Purchaser, each acting reasonably) that no notification, clearance or approval is required for the Transactions, including by declining to accept or returning a filing on the basis that the Transactions are not subject to notification.

(b) No Orders. No Governmental Authority of competent authority and jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Legal Requirement that remains in effect and makes illegal or prohibits the Transactions.

(c) Specified Contracts. The actions and events described in Section 1 of Schedule F shall have been taken or shall have occurred.

10.4 Failure of Conditions. Neither Seller, U.S. Seller, Purchaser nor U.S. Purchaser may rely on the failure of any condition set forth in this Article X, as applicable, to be satisfied if such failure was caused by such party’s failure to (a) use, as required by this Agreement, its reasonable best efforts to consummate the Transactions or (b) otherwise comply with any provision of this Agreement, in all material respects.

ARTICLE XI

TERMINATION

11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Purchaser and Seller;

(b) by Seller, if any representation or warranty of Purchaser shall be inaccurate or Purchaser shall have failed to comply with any covenant or agreement applicable to Purchaser, in each case that would cause any Closing Condition set forth in Section 10.2 or Section 10.3 not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) inaccuracy or failure to perform has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that Purchaser is notified in writing by Seller of such inaccuracy or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to Seller if any representation or warranty of Seller shall then be inaccurate or Seller shall have failed to comply with any covenant or agreement applicable to Seller, and in each case that would cause any Closing Condition set forth in Section 10.1 or Section 10.3 not to be satisfied; provided, further, that the failure by Purchaser to deliver the Purchase Price at the Closing by the date the Closing is required to have occurred pursuant to this Agreement shall not be subject to cure unless otherwise expressly agreed to in writing by Seller;

(c) by Purchaser, if any representation or warranty of Seller shall be inaccurate or Seller shall have failed to comply with any covenant or agreement applicable to Seller, in each case that would cause any Closing Condition set forth in Section 10.1 or Section 10.3 not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) inaccuracy or failure to perform has not been cured on or prior to the earlier of (A) the date that is thirty (30) days from the date that Seller is notified in writing by Purchaser of such inaccuracy or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to Purchaser if any representation or warranty of Purchaser shall then be inaccurate or Purchaser shall have failed to comply with any covenant or agreement applicable to Purchaser, and in each case that would cause any Closing Condition set forth in Section 10.2 or Section 10.3 not to be satisfied;

(d) by either Seller or Purchaser, if the Closing has not occurred by March 30, 2028 (the “Initial Outside Date”); provided that, if one or more of the Closing Conditions set forth in Section 10.3(a) or Section 10.3(b) has not been satisfied or waived on or prior to the Initial Outside Date but all other Closing Conditions set forth in Article X have been satisfied or validly waived (other than those Closing Conditions that by their nature are to be satisfied at the Closing, so long as such Closing Conditions are reasonably capable of being satisfied if the Closing were to occur on the

Initial Outside Date), the Initial Outside Date shall be automatically extended by two successive ninety (90) day periods (and if so extended by this proviso, such date shall be the “Extended Outside Date”); provided, further, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to any party that is then in material breach of any covenant contained in this Agreement in any manner that shall have been a principal cause of the failure of the Closing to occur by the Outside Date; provided, further, that if the Condition Satisfaction Date occurs before the Outside Date, then the Outside Date will be extended to the date that is one (1) Business Day after the date on which the Closing is required to occur in accordance with Section 3.1; or

(e) by either Seller or Purchaser (i) in the event that any Governmental Authority shall have issued an Order that permanently enjoins or otherwise makes illegal or prohibits the consummation of the Transactions and such Order shall have become final and non-appealable, (ii) if there shall be a Legal Requirement in effect that permanently makes illegal or prohibits the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any party that is then in material breach of any covenant contained in this Agreement in any manner that shall have been a principal cause of the issuance of such Order or imposition of such other Legal Requirement, or (iii) in the event of a CFIUS Turndown.

11.2 Notice of Termination. If this Agreement is terminated pursuant to Section 11.1, written notice of such termination shall be given by the terminating party to the other party (setting forth a reasonably detailed description of the basis on which such party is terminating the Agreement).

11.3 Effect of Termination. If this Agreement is terminated in accordance with Section 11.1 and Section 11.2, all rights and obligations of the parties hereto shall terminate without any liability of any party or other Person; provided that (a) the rights and obligations of the parties hereto under Section 6.5 (Confidentiality), Section 11.3 (Effect of Termination) and Article XIII (Miscellaneous Provisions) shall survive any termination of this Agreement and (b) nothing herein shall relieve any party to this Agreement from liability for Willful Breach of any covenant or agreement contained herein occurring prior to termination or for claims of Fraud. The parties hereto may petition a court to award damages in connection with any breach by the other party hereto of the terms and conditions set forth in this Agreement, and the parties hereto agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by, or any lost profits or opportunity or consequential damages incurred by, the other party hereto (taking into consideration all relevant matters, including other combination opportunities and the time value of money), in each case in accordance with Legal Requirements.

ARTICLE XII

SURVIVAL; INDEMNIFICATION

12.1 Survival. (a) The representations and warranties made by Seller in Article IV (other than the India Representations) and in the certificate delivered by Seller pursuant to Section 3.2(h) shall not survive and shall terminate immediately upon the Closing; (b) the India Representations shall not survive and shall terminate immediately upon the India Closing; (c) the representations and warranties made by Purchaser in Article V and in the certificate delivered by Purchaser pursuant to Section 3.3(d) shall not survive and shall terminate immediately upon the Closing; (d) the covenants, obligations and agreements of Seller and Purchaser set forth in this Agreement that, by their terms, contemplate performance in whole prior to the Closing (the “Pre-Closing Covenants”) or India Closing (as applicable) shall survive the Closing for a period of twelve (12) months following the Closing Date; and (e) the covenants, obligations and agreements of Seller and Purchaser set forth in this Agreement that, by their terms, contemplate performance in whole or in part following the Closing by Seller or Purchaser, as applicable (the “Post-Closing Covenants”), shall survive the Closing in accordance with their terms and until they have been completely performed or complied with by the applicable party hereto. Notwithstanding the foregoing, the obligations of Seller under Section 12.2(a) in respect of Pre-Closing Taxes, Degrouping Tax Liabilities, CNH India Sale Taxes, and PRC Sale Taxes shall survive the Closing until ninety (90) days after the expiration of the statute of limitations (including extensions) applicable to the relevant Tax matter. Subject to Schedule H and Schedule I, the survival periods set forth in this Section 12.1 shall not limit, reduce, or restrict the rights or ability of any party to maintain, or recover any amounts in connection with, any claim based on Fraud. Any claim for indemnification pursuant to this Article XII that is made in accordance with the requirements set forth in Section 12.4 prior to the expiration of the applicable survival period set forth in this Section 12.1 with respect to such claim shall survive, subject to the remaining limitations set forth in this Article XII, until such claim is finally resolved. The foregoing is not intended to limit the survival periods set forth in the R&W Insurance Policy.

12.2 Indemnification by Seller.

(a) Subject to the provisions of this Article XII, effective as of and after the Closing, Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates (including Acquired Companies, post the Closing Date) and its and their respective directors, officers, employees, agents, successors, assignees and representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of, relating to or resulting from, without duplication, any:

(i) breach of any Pre-Closing Covenant or Post-Closing Covenant by Seller, U.S. Seller, or India Seller, as applicable, contained in this Agreement or the India SPA;

(ii) any Interim Breach;

(iii) the matter listed in Section 2 of Schedule F;

(iv) Fraud on the part of Seller, India Seller, or U.S. Seller;

(v) Closing Transaction Expenses to the extent (A) not paid by Seller, India Seller, or U.S. Seller prior to the Closing Date or (B) included in the calculation of the Purchase Price, pursuant to Section 2.2;

(vi) Pre-Closing Taxes and Degrouping Tax Liabilities;

(vii) CNH India Sale Taxes and PRC Sale Taxes;

(viii) Retained Liabilities, including the failure of any member of the Seller Group or any other Person to pay, perform or otherwise discharge any Retained Liability in accordance with its respective terms, whether arising prior to, at or after the Closing;

(ix) Retained Assets, whether arising prior to, at or after the Closing;

(x) action implemented, executed, or consummated in connection with the Pre-Closing Reorganization, including any step thereof failing to be implemented, or implemented incorrectly, in accordance with the Pre-Closing Reorganization Step Plan;

(xi) Pre-Closing Reorganization Costs of Seller;

(xii) Liabilities described in Section 8.2 of the Employee Matters Agreement and any breach or violation of, or default in connection with, any covenant, obligation or agreement made by or to be performed by Seller in the Employee Matters Agreement;

(xiii) the matters listed in Schedule H;

(xiv) the matters listed in Schedule I; and

(xv) any and all Liabilities with respect to any Business Employee, Former Business Employee, or any other current or former employee of Seller or any of its Affiliates in Germany that is not a Transferred Employee in connection with any of the following Benefit Plans: (A) Germany O&K Direct Pension Promise, (B) Germany O&K Support Fund, (C) Germany ThyssenKrupp Direct Pension Promise, (D) Germany ThyssenKrupp Support Fund, (E) Germany S&S Direct Pension Promise, (F) Germany S&S Support Fund, (G) Germany S&S Anniversary Bonus, (H) Germany Poclain, (I) Germany Support Fund, (J) Germany Individual Contributions, (K) Germany Executive, (L) Germany General, (M) Germany Traktoren, (N) Germany New Holland, (O) Germany UMU FNH, (P) Germany Deutschland Anniversary Bonus, and (Q) Germany Deutschland Old Age Part Time.

(b) If a Purchaser Indemnified Party’s claim may be properly characterized in multiple ways in accordance with this Article XII such that such claim may or may not be subject to different time limitations and other limitations depending on such characterization, then, subject to Section 12.9(b), such Purchaser Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article XII; provided, however, that (i) any claim for indemnification that may be characterized under Section 12.2(a)(xiii) and Section 12.2(a)(xiv) shall be so characterized and subject to the limitations set forth in Section 12.7(f), and (ii) no Purchaser Indemnified Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach or inaccuracy of more than one of the representations, warranties and covenants in this Agreement or be subject to indemnification pursuant to multiple clauses of this Section 12.2.

12.3 Indemnification by Purchaser.

(a) Subject to the provisions of this Article XII, effective as of and after the Closing, Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates and its and their respective directors, officers, employees, agents, successors and representatives (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties, to the extent arising out of, relating to or resulting from, without duplication, any:

(i) breach or violation of, or default in connection with, any Pre-Closing Covenant or Post-Closing Covenant made by or to be performed by Purchaser in this Agreement;

(ii) Acquired Assets or Assumed Liabilities, whether arising prior to, at or after the Closing;

(iii) any Taxes allocated to Purchaser pursuant to Section 8.1; and

(iv) Liabilities described in Section 8.1 of the Employee Matters Agreement and any breach or violation of, or default in connection with, any covenant, obligation or agreement made by or to be performed by Purchaser in the Employee Matters Agreement.

(b) If a Seller Indemnified Party’s claim may be properly characterized in multiple ways in accordance with this Article XII such that such claim may or may not be subject to different time limitations and other limitations depending on such characterization, then such Seller Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article XII; provided, however, that no Seller Indemnified Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach or inaccuracy of more than one of the representations, warranties and covenants in this Agreement or be subject to indemnification pursuant to multiple clauses of this Section 12.3.

12.4 Procedures.

(a) In the event that any Proceeding for which an Indemnifying Party may have liability to any Indemnified Party hereunder is actually threatened, asserted against or sought to be collected from any Indemnified Party by a third party in writing and such Indemnified Party has actual knowledge thereof (any such Proceeding other than a Proceeding related to Taxes, which shall be governed by Section 8.8, a “Third-Party Claim”), such Indemnified Party shall promptly (but no later than thirty (30) days after such Indemnified Party receives actual notice of such Third-Party Claim) notify the Indemnifying Party in a writing that (i) describes such Third-Party Claim in reasonable detail (including the particular sections of this Agreement pursuant to which indemnification is being sought by the Indemnified Party) and (ii) sets forth the amount or the estimated amount sought thereunder to the extent then reasonably ascertainable (which estimate shall not be conclusive of the final amount recoverable in respect of, or otherwise limit the amount of recovery the Indemnified Party may seek in respect of, such Third-Party Claim) (a “Claim Notice”); provided, however, that a delay in providing a Claim Notice in accordance with this Section 12.4(a) shall not affect the rights of an Indemnified Party hereunder, except (and only to the extent that) any such delay has a material adverse and prejudicial effect on the Indemnifying Party with respect to such Third-Party Claim (in which case, the Indemnifying

Party shall be relieved only of any portion of the indemnification liability hereunder that resulted from such delay). The Indemnifying Party shall have twenty (20) days (or such lesser number of days set forth in the Claim Notice as may be required in the event of a litigated Proceeding) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether the Indemnifying Party desires to assume the control, investigation and defense of such Third-Party Claim.

(b) In the event that, prior to the expiration of the Notice Period, the Indemnifying Party notifies the Indemnified Party in writing that it desires to assume the control, investigation and defense of such Third-Party Claim, then, subject to Section 12.4(c):

(i) the Indemnifying Party shall have the right to control the investigation and defense of such Third-Party Claim at the Indemnifying Party’s sole cost and expense, including the appointment, removal or replacement of counsel; provided that the Indemnifying Party acknowledges in writing that it is obligated to indemnify the Indemnified Party against any Losses that may be directly or indirectly suffered, paid, incurred or sustained by the Indemnified Party that, directly or indirectly, arise out of, result from or are related to such Third-Party Claim to the extent required hereunder;

(ii) the Indemnifying Party shall not settle or compromise or offer to settle or compromise (“Settlement”) or consent to the entry of any Order with respect to any Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless:

(A) such Settlement or Order does not (1) include any criminal liability or injunctive or non-monetary relief against the Indemnified Party or any of its Affiliates, (2) require any admission of liability or require any admission of a violation of Legal Requirement by the Indemnified Party or any of its Affiliates, or (3) require any admission that would have an adverse effect on other claims then pending or threatened in writing against the Indemnified Party or any of its Affiliates that have been made known to the Indemnifying Party;

(B) the Indemnifying Party fully indemnifies the Indemnified Party for all Losses arising out of, resulting from or related to the Third-Party Claim that is the subject of such Settlement or Order, and

(C) the settlement contains a full and unconditional release of the Indemnified Party;

(iii) the Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party and its Representatives in the investigation, defense and Settlement of such Third-Party Claim, including by, to the extent permitted by Legal Requirements, (x) furnishing documentary evidence to the extent reasonably available to the Indemnified Party or its Affiliates and (y) providing reasonable access to the Indemnified Party’s Representatives at reasonable times and on reasonable advance notice, as reasonably necessary to ensure the proper and adequate defense of a Third-Party Claim; and

(iv) the Indemnified Party shall have the right, but not the obligation, to participate in any such investigation and defense and to employ separate counsel of its choosing (at the Indemnified Party’s sole cost and expense, unless, (A) there exists a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, (B) there are one or more defenses available to the Indemnified Party that are not available to the Indemnifying Party or (C) the Indemnified Party assumes the defense of a Third-Party Claim after the Indemnifying Party has failed to defend in good faith a Third-Party Claim it has assumed, then in each case, the Indemnifying Party shall be liable for the reasonable and documented out-of-pocket fees and expenses of the Indemnified Party for one separate counsel (in addition to any necessary local counsel) to the extent such Third-Party Claim is subject to indemnification or reimbursement under this Article XII).

(c) Notwithstanding Section 12.4(b), if a Third-Party Claim (i) is a Proceeding or threatened Proceeding by a Governmental Authority, (ii) seeks injunctive or other non-monetary relief, that, if granted, would adversely affect the Indemnified Party or any of its Affiliates, (iii) seeks a finding or admission of liability or a violation of any criminal or civil regulatory Legal Requirement by the Indemnified Party or any of its Affiliates, (iv) seeks a finding or admission that would have an adverse effect on other claims actually made or threatened in writing against the Indemnified Party or any of its Affiliates, or (v) would materially and adversely affect the ongoing business of the Indemnified Party or any of its Affiliates (including any dispute with any officers, managers, key employees, customers, suppliers, vendors and others having commercial relationships with the Indemnified Party or any of its Affiliates) (any such Third-Party Claim, an “Indemnified Party Defense Matter”), then, in each case of the foregoing clauses (i)-(v), the Indemnified Party shall be entitled (but not obliged) to assume the control, investigation and defense of such Third-Party Claim at the sole expense of the Indemnifying Party and the Indemnifying Party shall (x) have the right, but not the obligation, to participate in any such investigation and defense and to employ separate counsel of its choosing (at the Indemnifying Party’s sole cost and expense) and (y) provide all documents and information reasonably requested by the Indemnified Party in connection with the Indemnified Party’s control, investigation and defense of such Third-Party Claim in a timely manner. Notwithstanding the foregoing, the Indemnified Party shall not affect a Settlement or consent to the entry of any Order of an Indemnified Party Defense Matter, unless such Settlement or consent complies with Section 12.4(b)(ii) mutatis mutandis.

(d) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) is not entitled to defend the Third-Party Claim as provided in Section 12.4(c), or (iii) after assuming the defense of a Third-Party Claim, fails to defend in good faith such Third-Party Claim then, in each case, the Indemnified Party shall have the right, but not the obligation, to control the investigation, defense and resolution of such Third-Party Claim, and shall reasonably consult with the Indemnifying Party regarding the strategy for investigation, defense and resolution of such Third-Party Claim, it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim.

(e) The Indemnified Party and the Indemnifying Party shall cooperate in order to allow for the proper and adequate investigation, defense, and resolution of a Third-Party Claim, including by providing reasonable access during normal business hours to each other’s relevant business records and other documents and employees. The Indemnified Party and the Indemnifying Party shall keep each other reasonably informed with respect to the status of such Third-Party Claim and shall, to the extent permitted by Legal Requirements, deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to the Third-Party Claim. The Indemnifying Party, to the extent it is controlling the investigation and defense of such Third-Party Claim or Settlement, shall in good faith allow the Indemnified Party to propose comments to the materials submitted in such defense and to any Settlement that the Indemnifying Party proposes to enter into (and shall consider such comments in good faith).

(f) In the event that any Indemnified Party has a claim against any Indemnifying Party under this Article XII for Losses not involving a Third-Party Claim (a “Direct Claim”) that such Indemnified Party believes gives rise to a claim for indemnification or reimbursement in accordance with the terms of this Article XII, the Indemnified Party shall promptly notify the Indemnifying Party of such Losses in a writing that meets the requirements set forth in Section 12.4(a); provided, however, that a delay in providing such notification in accordance with the requirements set forth in Section 12.4(a) shall not affect the rights of an Indemnified Party hereunder, except (and only to the extent that) any such delay has a material adverse and prejudicial effect on the Indemnifying Party with respect to such claim (in which case, the Indemnifying Party shall be relieved only of any portion of the indemnification obligation hereunder that resulted from such delay). The Indemnifying Party shall have thirty (30) days after receipt of such notice to notify the Indemnified Party in writing whether the Indemnifying Party disputes, in whole or in part, its liability in respect of such Direct Claim, and no failure of the Indemnifying Party to respond within, or to dispute a Direct Claim during, such period shall be deemed an admission or acceptance of liability in respect of, or a waiver of any defense to, such Direct Claim. If the Indemnifying Party does not dispute its liability in respect of a Direct Claim within such thirty (30)-day period and the amount of the Losses is then finally determined, the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party, subject to the limitations set forth in this Article XII, within thirty (30) days following such determination, by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment. If the Indemnifying Party disputes its liability in respect of a Direct Claim, in whole or in part, Seller and Purchaser shall negotiate in good faith to resolve such dispute for a period of thirty (30) days following delivery of such notice of dispute (or such longer period as Seller and Purchaser may mutually agree in writing), and if such dispute is not resolved within such period, either party hereto may pursue its remedies with respect to such dispute in accordance with Section 13.7.

(g) Notwithstanding anything in this Section 12.4 to the contrary, neither Purchaser nor Seller shall be required to provide access to or disclose any information (i) that is subject to attorney-client privilege, work product protection or trade secret protection or other similar privilege or protection or (ii) if such access or disclosure would (A) or would reasonably be expected to cause material harm to such party or (B) violate Legal Requirements, contravene fiduciary duty or conflict with any Contract by which Purchaser, the Acquired Companies or any of their respective Affiliates is bound; provided that the party not providing access or disclosing information shall advise the other party that the party not providing access or disclosing information is withholding such information and shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) to the other party in a manner that does not violate any of the foregoing clause (i) or clause (ii).

(h) Notwithstanding Section 12.4(f) or anything to the contrary in this Agreement, Seller shall pay, or cause to be paid, to Purchaser (or, at Purchaser’s direction, to the applicable Acquired Company or directly to the applicable Tax Authority) the amount of any Pre-Closing Taxes and any Degrouping Tax Liabilities (including any amount required to be paid or deposited with any Tax Authority as a condition to contesting such Pre-Closing Taxes and Degrouping Tax Liabilities) no later than five (5) Business Days prior to the date on which such Pre-Closing Taxes and Degrouping Tax Liabilities are required to be paid to the applicable Tax Authority (or, if later, within five (5) Business Days after Purchaser’s written demand therefor), except to the extent such Pre-Closing Taxes and Degrouping Tax Liabilities were actually taken into account in determining the Final Purchase Price. Any such payment shall be without prejudice to Seller’s rights under Section 8.7, and any subsequent refund of any Pre-Closing Taxes and Degrouping Tax Liabilities so paid shall be governed by Section 8.9.

12.5 Exclusive Remedy. Purchaser and Seller acknowledge and agree that, except with respect to Fraud and as provided for in the R&W Insurance Policy, and without limiting any right or obligation under any other documents entered into in connection with the Transactions, following the Closing, Section 8.1, Section 8.3, Section 8.4, this Article XII and specific performance of this Agreement pursuant to Section 13.9 shall be the sole and exclusive remedies of the Seller Indemnified Parties and the Purchaser Indemnified Parties, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party hereto may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, including any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

12.6 Additional Indemnification Provisions.

(a) Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article XII, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third party insurers (other than pursuant to the R&W Insurance Policy) with respect to such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party to the extent permitted by the applicable insurance policy. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in pursuing any such subrogation rights; provided that the Indemnifying Party shall reimburse the Indemnified Party for its reasonable and documented out-of-pocket costs incurred in providing such cooperation.

(b) Each Indemnified Party shall take, and cause its Affiliates to take, commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

12.7 Limitation on Liability.

(a) General Limitation. Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of any Losses to the extent such liability (i) is specifically reserved for or otherwise specifically reflected as a liability of the Acquired Companies in the calculations of Final Closing Indebtedness, Final Closing Net Working Capital or Final Closing Transaction Expenses as of the Closing, or (ii) was otherwise actually taken into account as a liability of the Acquired Companies in determining the Final Purchase Price.

(b) Interim Breaches. Notwithstanding anything to the contrary contained in this Agreement, (i) no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 12.2(a)(ii) (whether with respect to any individual claim or series of related claims arising from the same underlying facts), unless and until the aggregate amount of Losses which may be recovered from Seller equals or exceeds $3,500,000 (the “Deductible”), in which case Seller shall be liable for the aggregate amount of Losses in excess of the Deductible, (ii) without limiting Section 12.9(b), the maximum aggregate amount of indemnifiable Losses recoverable by the Purchaser Indemnified Parties pursuant to Section 12.2(a)(ii) shall not exceed an amount equal to $70,000,000 (the “Cap”), and (iii) no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 12.2(a)(ii) following the end of the twelve (12) month period following the Closing Date.

(c) Schedule F Matter. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Section 12.9(b), any claim for indemnification by the Purchaser Indemnified Parties pursuant to Section 12.2(a)(iii) shall be limited solely to direct out-of-pocket Losses incurred or suffered thereby and Seller shall not be liable to any Purchaser Indemnified Party for any punitive, exemplary, special, incidental, consequential, or indirect damages (including loss of revenue, income or profits, any amount calculated based upon any multiple of earnings, book value or cash flow, diminution of value or loss of business reputation or opportunity) in connection with any such claim for indemnification provided that nothing herein shall prevent any Purchaser Indemnified Party from being indemnified pursuant to Section 12.2(a)(iii) for all components of awards against them in any Third-Party Claim, including components of such Third-Party Claim relating to punitive, exemplary, special, incidental, consequential, or indirect damages (including loss of revenue, income or profits, any amount calculated based upon any multiple of earnings, book value or cash flow, diminution of value or loss of business reputation or opportunity).

(d) Transaction Expenses. Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 12.2(a)(v) following the end of the eighteen (18) month period following the Closing Date.

(e) Pre-Closing Reorganization Step. Notwithstanding anything to the contrary contained in other provisions of this Agreement, (i) no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 12.2(a)(x) (whether with respect to any individual claim or series of related claims arising from the same underlying facts), unless and until the aggregate amount of Losses which may be recovered from Seller equals or exceeds the Deductible, in which case Seller shall be liable for the aggregate amount of Losses in excess of the Deductible, and (ii) no Purchaser Indemnified Party shall be entitled to indemnification pursuant to Section 12.2(a)(x) following the end of the eighteen (18) month period following the Closing Date; provided that none of the limitations in this Section 12.7(e) shall apply to any claim in respect of Pre-Closing Taxes, Degrouping Tax Liabilities, CNH India Sale Taxes or PRC Sale Taxes otherwise recoverable under Sections 12.2(a)(vi), (vii), or (viii), whether asserted under either such provision or under Section 12.2(a)(x), and any such claim shall instead be subject to the applicable Tax indemnity survival periods set forth in Section 12.1.

(f) Other Indemnities. Notwithstanding anything to the contrary contained in other provisions of this Agreement, (i) the maximum aggregate amount of indemnifiable Losses recoverable by the Purchaser Indemnified Parties pursuant to Section 12.2(a)(xiii), Section 12.2(a)(xiv), the Trademark License Agreement and the Non-Trademark Intellectual Property License Agreement shall not exceed an amount equal to $35 million, and (ii) no Purchaser Indemnified Party shall be entitled to indemnification pursuant to (A) Section 12.2(a)(xiii), the Trademark License Agreement or the Non-Trademark Intellectual Property License Agreement following the end of the thirty-six (36) month period following the Closing Date and (B) Section 12.2(a)(xiv) following the end of the twenty-four (24) month period following the Closing Date.

(g) Notwithstanding anything to the contrary in this Agreement, but without limiting Section 12.9(b), the maximum aggregate amount of indemnifiable Losses recoverable (i) by the Purchaser Indemnified Parties pursuant to this Article XII and (ii) by the Seller Indemnified Parties pursuant to this Article XII, in each case, shall not exceed an amount equal to the Final Purchase Price actually received by Seller; provided that the foregoing limitation shall not apply to (A) the indemnification obligations of Seller in respect of the Retained Assets or the Retained Liabilities, (B) the indemnification obligations of Purchaser in respect of the Assumed Liabilities, (C) any reimbursement or indemnification obligations of Purchaser and Seller under Sections 2.7 and 2.8 (as applicable) of the Employee Matters Agreement, whether enforced under the Employee Matters Agreement or this Article XII, or (D) in the event of Fraud.

12.8 Tax Treatment of Indemnity Payments and Post-Closing Adjustments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Legal Requirement), Seller, Purchaser and their respective Affiliates shall treat any and all payments pursuant to Section 2.4, Section 6.9(c), Article VIII or this Article XII as an adjustment to the Final Purchase Price, for Tax purposes.

12.9 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Losses subject to indemnification pursuant to this Article XII shall be calculated (a) net of insurance proceeds actually received by the Indemnified Party from any insurance carrier pursuant to any insurance coverage (“Insurance Proceeds”) and (b) net of any indemnity or contribution proceeds actually and previously received by the Indemnified Party from any third party for such liability that actually reduce the amount of the Loss (“Third Party Proceeds”); provided that, for purposes of this Section 12.9(a), Insurance Proceeds and Third Party

Proceeds shall be calculated net of any Taxes, deductible, co-payment, retention amount or any actual and documented increase in insurance premiums directly attributable to the applicable claim (excluding any increase attributable to general market conditions or the Indemnified Party’s loss history generally), and reasonable and documented out of pocket costs of recovery, in each case incurred by the Indemnified Party in obtaining such recovery and solely to the extent not otherwise included in such Losses or already deducted in determining the proceeds actually received. If an Indemnified Party receives a payment required by this Agreement from an Indemnifying Party in respect of any Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to the lesser of (i) the amount of such Insurance Proceeds or Third Party Proceeds, in each case, net of the amounts described in the proviso to the first sentence of this Section 12.9(a) and (ii) the aggregate amount paid by the Indemnifying Party to any Indemnified Party with respect to such Losses. The Indemnified Party shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which the Indemnified Party is entitled in connection with any Loss for which the Indemnified Party seeks indemnification pursuant to this Article XII, but, subject to Section 12.9(b), shall in no event have any obligation to seek to first collect or first recover any Insurance Proceeds or Third Party Proceeds prior to seeking indemnification from the Indemnifying Party pursuant to this Article XII.

(b) Notwithstanding anything in this Agreement to the contrary but without prejudice to Section 6.9(c), with respect to any Claim that is covered by, or eligible for coverage under, the R&W Insurance Policy, (i) the R&W Insurance Policy shall be the first and primary source of recovery of the Purchaser Indemnified Parties, and no Purchaser Indemnified Party shall be entitled to seek or obtain indemnification, compensation or reimbursement from Seller in respect of such Claim unless and until a R&W Insurance Policy Exhaustion Event has occurred with respect thereto. Seller’s liability for any Loss under this Article XII shall be reduced by the amount otherwise recoverable under the R&W Insurance Policy but for Purchaser’s failure to comply with applicable notice, tender or cooperation requirements under such policy; (ii) Purchaser shall use commercially reasonable efforts to pursue such Claim, under the R&W Insurance Policy for which Seller would reasonably be expected to be liable under this Agreement, including satisfying any applicable retention or deductible and complying with all notice, cooperation and other requirements, in each case, in accordance with the R&W Insurance Policy; and (iii) Purchaser (x) shall keep Seller reasonably informed of the status of each such Claim under the R&W Insurance Policy for which Seller would reasonably be expected to be liable under this Agreement, shall as soon as reasonably practicable provide Seller with copies of any material written communications with the R&W Insurer in respect thereof (other than any communications subject to attorney-client or other privilege or that Purchaser is prohibited from disclosing under the R&W Insurance Policy or Legal Requirements), and (y) shall not settle, compromise, release or withdraw any such Claim under the R&W Insurance Policy in a manner that would reasonably be expected to increase the maximum Liability of Seller under Article VIII or this Article XII (other than in the case of Fraud) without the prior written consent of Seller. Any failure by Purchaser to comply with clause (ii)(y) above shall reduce the amount otherwise recoverable from Seller in respect of the applicable Claim by the amount that would have been recoverable under the R&W Insurance Policy but for such failure (but in that case only to the extent of such amount). Seller shall have no obligation in respect of such Claim or any related Loss, except to the extent such Loss remains unrecovered following a R&W Insurance Policy Exhaustion Event and is otherwise expressly indemnifiable by Seller under Article VIII or this Article XII; provided that neither the existence of the R&W Insurance

Policy nor any denial or limitation of coverage under the R&W Insurance Policy shall create or increase any maximum liability of Seller Parties under this Agreement, other than in the case of Fraud. Any Claim in respect of Taxes and matters provided for in Section 12.2(a)(xiii) and Section 12.2(a)(xiv) shall not be deemed to be covered by, or eligible for coverage under, the R&W Insurance Policy for purposes of this Section 12.9(b) to the extent excluded from coverage thereunder.

12.10 Indemnity Tax Benefit. The amount of any Losses subject to indemnification under this Article XII shall be calculated net of any Indemnity Tax Benefit actually realized by Purchaser or the Acquired Companies on account of such Losses in the taxable year in which such Losses are incurred or the immediately following taxable year, net of any reasonable out-of-pocket costs of realizing such Indemnity Tax Benefit and any Taxes imposed on the receipt of the related indemnification payment (to the extent not compensated by any additional amount paid pursuant to Section 12.11). At Seller’s reasonable request, Purchaser shall make available to Seller a reasonably detailed calculation of any such Indemnity Tax Benefit and will consider in good faith Seller’s reasonable comments thereto; provided that nothing in this Section 12.10 shall require Purchaser or any of its Affiliates to provide or amend any Tax Return or to claim any Tax benefit.

12.11 Tax Gross-Up. Notwithstanding Section 2.5, if any payment made pursuant to Article VIII or this Article XII is subject to any deduction or withholding for or on account of Taxes, or is subject to Tax in the hands of the recipient, the payor shall pay to the recipient such additional amount as is necessary to ensure that the recipient receives and retains, after all such deductions, withholdings and Taxes (including on any such additional amount), the amount it would have received and retained had no such deduction, withholding or Tax applied. Notwithstanding the foregoing, if any such payments are subject to any deduction or withholding for or on account of Taxes, the parties hereto shall (a) prior to the payment of any such Tax, give notice to the other party of any such Tax, (b) use commercially reasonable efforts to reduce or minimize any such Taxes including by providing any applicable Tax Returns (including withholding tax forms) or other applicable Tax information, (c) use commercially reasonable efforts to obtain any available exemption, exclusion, credit and/or refund associated with such Tax, and (d) take any reasonable action to assist the other party in completing or making any filing, application or election to obtain any available exemption from, or refund of, any withholding or other Taxes on any such payments.

12.12 Seller’s Waiver. Notwithstanding anything to the contrary contained herein, and without prejudice to Seller’s and U.S. Seller’s rights under the Stockholders Agreement, Seller and U.S. Seller hereby waive and acknowledge that they shall not exercise or assert any right of contribution or right to indemnity against any of the Acquired Companies solely in respect of Seller’s and U.S. Seller’s indemnification obligations pursuant to this Article XII.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.1 Expenses. Whether or not the Transactions are consummated, unless otherwise expressly provided herein, and except as otherwise specified in the other Transaction Documents, each party hereto shall pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants, and legal counsel.

13.2 Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, exhibit or schedule means a Section or Article of, or schedule or exhibit to this Agreement, unless another agreement is specified, (b) references to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears, (c) the word “including” (and words of similar import) means “including, without limitation,” (d) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case, as amended or otherwise modified from time to time, (e) words in the singular or plural form include the plural and singular form, respectively, and words of one gender shall be held to include all genders as the context requires, (f) references to the parties means the parties hereto, unless another agreement is specified, (g) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (h) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (i) the headings contained in this Agreement, in any exhibit or schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (j) references to “$” means United States dollars and all calculations of a number of dollars shall be rounded to the nearest whole number of cents, as applicable, with 0.5 rounded up to the next whole cent, as applicable (aggregating all payments to be made to any Person prior to such rounding), (k) “U.S.” or “United States” means the United States of America, (l) the word “either,” “or,” “neither,” “nor” and “any” are not exclusive, (m) the words “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement including the schedules and exhibits hereto, (n) the word “any” means “any and all,” (o) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (p) no provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate Legal Requirements, (q) the term “made available to Purchaser” and words of similar import means that copies of relevant documents, instructions or materials were made available to Purchaser and Purchaser’s Representatives in the Data Room at least five (5) Business Days prior to the Closing Date, (r) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and if the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such time period, (s) when calculating the period of time before which, within which or following which any action is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and the ending date shall be included, (t) the phrases “ordinary course” and “ordinary course of business” mean “ordinary course of business consistent with past practices”, (u) Seller and Purchaser have each participated in the negotiation and drafting of the Transaction Documents and if an ambiguity or question of interpretation should arise, the Transaction Documents shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in the Transaction Documents, (v) time is of the essence in the performance of the parties’ respective obligations (and if any time period specified herein is extended, such extended time shall also be of the essence), and (w) references to this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

13.3 Entire Agreement. This Agreement and the other Transaction Documents, including the other documents, agreements, exhibits and schedules specifically referred to herein and therein, constitute the entire agreement between and among the parties hereto with regard to the subject matter hereof and supersede all prior agreements and understandings with regard to such subject matter.

13.4 Amendment and Waivers. This Agreement shall not be amended, modified, altered, or supplemented in whole or in part, except by supplemental agreement or amendment signed by the parties hereto. No failure or delay by a party in exercising any right or remedy provided by Legal Requirement or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy. Any extension or waiver of the requirements hereunder shall be valid only if set forth in an instrument in writing by the party to be bound hereby. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any other provision or any subsequent breach.

13.5 Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party hereto may assign any right, interest or obligation hereunder without the prior written consent of the other parties hereto, and any assignment in violation of this Section 13.5 shall be null and void ab initio; provided, further, that Purchaser may assign its rights, interests and obligations hereunder, in whole or in part, including the right to receive any portion of the Acquired Interests at the Closing (a) to any direct or indirect wholly owned Subsidiary of Purchaser or to any Affiliate of which Purchaser is a direct or indirect wholly owned Subsidiary, and (b) to pledge its rights under this Agreement in whole or in part to any lender or lenders for the purpose of securing any financing of the Transactions; provided that, in the case of clause (a) and (b) any assignee of Purchaser shall first assume in writing all of Purchaser’s obligations under this Agreement. Notwithstanding anything to the contrary in this Section 13.5, no assignment shall relieve the assigning party of its obligations hereunder (and, for the avoidance of doubt, no assignment shall relieve Guarantor of the Guaranteed Obligations).

13.6 Governing Law. This Agreement, the rights of the parties and all Proceedings arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

13.7 Jurisdiction; Venue; Service of Process.

(a) Each of the parties hereto, by its execution hereof, hereby (i) irrevocably submits to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court declines to accept jurisdiction, any United States District Court located in the State of Delaware, or if the United States District Courts located in the State of Delaware decline to accept jurisdiction, any state court of the State of Delaware) for the purpose of any Proceeding among the parties hereto relating to or arising in whole or in part under or in connection with the Transaction Documents or the Transactions, (ii) waives to the extent not prohibited by Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Proceeding in any other court other than one of the above-named courts or that the Transaction Documents or the subject matter hereof or thereof may not be enforced in or by such court, and (iii) agrees not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Each of the parties hereto (i) consents to service of process in any Proceeding among any of the parties hereto relating to or arising in whole or in part under or in connection with the Transaction Documents or the Transactions in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with the foregoing clause (i) or made in the manner provided in Section 13.13, will constitute good and valid service of process in any such Proceeding, and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with the foregoing clause (i) or (ii) does not constitute good and valid service of process.

13.8 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES HERETO KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES HERETO UNCONDITIONALLY AND IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS AND THAT SUCH PROCEEDINGS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE

FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.8.

13.9 Specific Performance.

(a) Each party hereto acknowledges and agrees that (i) the other party hereto will be irreparably damaged if this Agreement is not performed in accordance with its terms and (ii) any breach of this Agreement would not be adequately compensated by monetary damages, even if available. Accordingly, in addition to any other right or remedy to which a party hereto may be entitled, at law or in equity, such party shall be entitled to equitable relief (including an injunction or injunctions) to prevent breaches or threatened breaches of this Agreement and to compel specific performance of the terms and provisions of this Agreement (including to require the other party hereto to consummate the Closing as contemplated hereby), without (A) the need for proof of actual damages and (B) the requirement of posting any bond or other security or indemnity. Furthermore, each party hereto agrees not to raise any objections (1) to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, or to specifically enforce the terms of this Agreement (including to require the other party to consummate the Closing as contemplated hereby) (except that the party opposing specific performance may contest the existence of any breach or threatened breach), or (2) that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Each party hereto further agrees that (i) by seeking the remedies provided for in this Section 13.9 a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or otherwise or in the event that the remedies provided for in this Section 13.9 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 13.9 shall require any party to institute any Proceeding for (or limit any party’s right to institute any action for) specific performance under this Section 13.9 prior to or as a condition to exercising any termination right under Article XI, nor shall the commencement of any action pursuant to this Section 13.9 or anything set forth in this Section 13.9 restrict or limit any such party’s right to terminate this Agreement in accordance with Article XI or pursue any other remedies under this Agreement or otherwise that may be available then or thereafter. If any party hereto brings any Proceeding to enforce specifically the performance of the terms and conditions hereof by the other party, such party bringing such action may petition a court to extend the Outside Date (notwithstanding the termination provisions of Section 11.1(d)) (and the other party hereto shall not assert that the extension of the Outside Date is an inappropriate remedy if the other party is in material breach of any covenant contained in this Agreement in any manner that shall have been a principal cause of the failure of the Closing to occur by the Outside Date), so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.

13.10 Severability. Each of the provisions of this Agreement is severable, such that if any such provision is held to be or becomes invalid or unenforceable in any respect under the Legal Requirements of any jurisdiction, it shall have no effect in that respect in such jurisdiction and the parties hereto shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible. Notwithstanding the foregoing, the parties hereto intend that the remedies and limitations thereon contained in Article XI and Article XII be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder.

13.11 Certain Releases.

(a) Except in the case of Fraud or as otherwise expressly set forth in any Transaction Document, Purchaser, for itself and on behalf of its Affiliates (including, after the Closing, the Acquired Companies) and each of its and their respective directors, officers, members, managers, partners, equityholders, employees, agents and representatives, and its and their respective successors and assigns (each, a “Purchaser Releasing Party”), in each case, in their capacity as such, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted by Legal Requirement, any and all rights, claims, demands, obligations, liabilities, defenses, setoffs, counterclaims, actions and causes of action it has, had, may have or may have had against Seller, U.S. Seller or any of their respective Affiliates (other than the Acquired Companies) or its or their Representatives (each, a “Seller Releasee”), in each case in their capacity as such, to the extent arising out of (i) Seller’s ownership, management or operation of the Business or the Acquired Companies, or (ii) any information (whether written or oral), documents or materials furnished in connection with the Transactions (collectively, the “Purchaser Released Claims”), are hereby irrevocably and unconditionally waived and released and each Purchaser Releasing Party covenants not to initiate or maintain any Proceeding relating to the foregoing against any Seller Releasee; provided that nothing contained in this Section 13.11(a) shall release, waive, discharge, relinquish or otherwise affect (i) the rights or obligations of any party hereto or any of their respective Affiliates with respect to enforcing the terms of any Transaction Document (including, for the avoidance of doubt, any indemnification rights under Article XII and any rights under Article VIII), (ii) the rights or obligations of any Person with respect to indemnification, exculpation or expense advancement obligations owed to any current or former director, manager, officer or employee of any Acquired Company under the Organizational Documents of the Acquired Companies, any indemnification agreement referred to in Section 7.3(e), or as required by Legal Requirements, (iii) any rights under any directors’ and officers’ liability insurance policies benefitting the pre-Closing directors and officers of the Acquired Companies, including the “tail” or runoff insurance obtained or maintained pursuant to Section 7.3(b), or (iv) payments of compensation and benefits in connection with any employee’s employment with any Acquired Company in the ordinary course of business consistent with past practice. Purchaser acknowledges and agrees, on behalf of itself and each Purchaser Releasing Party, that Purchaser Released Claims or facts in addition to or different from what they now know, believe or suspect to exist might hereafter be discovered; nevertheless, it is its intention by entering into this Agreement to fully, finally and forever release, waive and discharge all of the Purchaser Released Claims, subject to the exceptions mentioned above, notwithstanding the existence or possible future discovery of any such additional or different Purchaser Released Claim or fact, and the existence or possible future discovery of any such additional or different Purchaser Released Claim or fact will in no manner affect this Agreement or the release set forth herein.

(b) Except in the case of Fraud or as otherwise expressly set forth in any Transaction Document, Seller, for itself and on behalf of its Affiliates and each of its and their respective directors, officers, members, managers, partners, equityholders, employees, agents and representatives, and its and their respective successors and assigns (each, a “Seller Releasing Party”), in each case, in their capacity as such, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted by Legal Requirement, any and all rights, claims, demands, obligations, liabilities, defenses, setoffs, counterclaims, actions and causes of action it has, had, may have or may have had against any of (x) the Acquired Companies or their Representatives, in each case, in their capacity as such or (y) Purchaser, U.S. Purchaser or any of its Affiliates (other than the Acquired Companies) or their Representatives (each of the Persons described in clauses (x) and (y), a “Purchaser Releasee”), in each case, in their capacity as such and in each case to the extent arising out of (i) solely in the case of the Acquired Companies, the operation of the Business prior to the Closing Date or (ii) any information (whether written or oral), documents or materials furnished in connection with the Transactions (collectively, the “Seller Released Claims”), are hereby irrevocably and unconditionally waived and released and covenant not to initiate or maintain any Proceeding relating to the foregoing against any Purchaser Releasee; provided that nothing contained in this Section 13.11(b) shall release, waive, discharge, relinquish or otherwise affect (i) the rights or obligations of any party hereto or any of their respective Affiliates under, or with respect to enforcing the terms of, any Transaction Document, (ii) the rights or obligations of Seller or Guarantor under the Guarantee set forth in Section 13.20, (iii) the rights or obligations of any Person with respect to indemnification, exculpation or expense advancement obligations owed to any current or former director, manager, officer or employee of any Acquired Company under the Organizational Documents of the Acquired Companies, any indemnification agreement referred to in Section 7.3(e), or as required by Legal Requirements, (iv) any rights under any directors’ and officers’ liability insurance policies benefitting the pre-Closing directors and officers of the Acquired Companies, including the “tail” or runoff insurance obtained or maintained pursuant to Section 7.3(b), (v) payments of compensation and benefits in connection with any employee’s employment with any Acquired Company in the ordinary course of business consistent with past practice, (vi) any trade or other accounts payable, receivables or other amounts owing between any member of the Seller Group, on the one hand, and any Acquired Company, on the other hand, whether arising prior to, at or after the Closing, or (vii) any rights or obligations under any Contract between any member of the Seller Group and any Acquired Company that is not terminated at or prior to the Closing. Seller acknowledges and agrees, on behalf of itself and each Seller Releasing Party, that Seller Released Claims or facts in addition to or different from what they now know, believe or suspect to exist might hereafter be discovered; nevertheless, it is its intention by entering into this Agreement to fully, finally and forever release, waive and discharge all of the Seller Released Claims, subject to the exceptions mentioned above, notwithstanding the existence or possible future discovery of any such additional or different Seller Released Claim or fact, and the existence or possible future discovery of any such additional or different Seller Released Claim or fact will in no manner affect this Agreement or the release set forth herein.

(c) Notwithstanding anything in this Agreement to the contrary, each of Purchaser, Guarantor and Seller acknowledges and agrees that, except in the case of Fraud, no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Seller Releasee (other than Seller) or any Purchaser Releasee (other than Purchaser or Guarantor), as applicable, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Legal Requirement, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Seller Releasee (other than Seller) for any obligation of Seller under this Agreement or any documents or instruments delivered in connection with this Agreement or by any Purchaser Releasee (other than Purchaser or Guarantor) for any obligation of Purchaser or Guarantor under this Agreement or any documents or instruments delivered in connection with this Agreement, for any claim based on, in respect of or by reason of such obligations or their creation.

13.12 Seller Disclosure Schedule; Exhibits and Schedules. The Seller Disclosure Schedule has been arranged, for purposes of convenience only, in schedules numbered to correspond to the Sections of this Agreement. For the purposes of this Agreement, any information or matter disclosed in a schedule in the Seller Disclosure Schedule that is numbered to correspond to a particular Section of this Agreement shall be deemed to have been disclosed with respect to any other section of this Agreement to the extent the applicability to such other Section is reasonably apparent from the face of such disclosure or where noted with applicable cross-references. No reference to or disclosure of any item or other matter in the Seller Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Seller Disclosure Schedule. The information set forth in the Seller Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by Seller to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract. The Seller Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of Seller contained in this Agreement. Nothing in the Seller Disclosure Schedule shall be deemed to broaden the scope of any representation or warranty contained in this Agreement or create any representation, warranty, or covenant. Matters reflected in the Seller Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Seller Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. In disclosing the information in the Seller Disclosure Schedule, Seller (on behalf of itself and the Acquired Companies) expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. References to any document contained in the Seller Disclosure Schedule are not intended to summarize or describe such document, but rather are for convenience only and reference should be made to such document for a full explanation thereof.

13.13 Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing and shall be deemed to have been duly given or made: (a) when personally delivered, (b) the day of sending, if sent by email transmission prior to 5:00 p.m. (addressee’s local time) on any Business Day or the next succeeding Business Day if sent after 5:00 p.m. (addressee’s local time) on any Business Day or on any day other than a Business Day, or (c) one (1) Business Day after deposit with an overnight courier service, in each case to the addresses, email addresses and attention parties indicated below; provided that notice of any change to the address or any of the other details specified in or pursuant to this Section 13.13 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 13.13:

To Purchaser, U.S. Purchaser or Guarantor at:

Kobelco Construction Machinery Co., Ltd.

THE LINKPILLAR 2, 2-22-1 Takanawa, Minato-ku, Tokyo

108-8688, Japan

Attention: Akira Yamamoto, President and CEO

Email: [***]

Kobe Steel, Ltd.

THE LINKPILLAR 2, 2-22-1 Takanawa, Minato-ku, Tokyo

108-8688, Japan

Attention: Yutaka Okusa, Executive Officer

Email: [***]

With copies (which shall not constitute notice) to:

White & Case LLP

Marunouchi Trust Tower Main, 26th Floor

1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan

Attention: Nels Hansen; Noah Carr

Email: nels.hansen@whitecase.com; noah.carr@whitecase.com

To Seller or U.S. Seller at:

CNH Industrial N.V.

Cranes Farm Road, Basildon, Essex

SS14 3AD, United Kingdom

Attention: Britton Worthen, General Counsel

Email: [***]

With copies (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2400 Hanover Street

Palo Alto, CA 94304

Attention: Stanley F. Pierson; Drew Simon-Rooke

Email: spierson@pillsburylaw.com; drew.simonrooke@pillsburylaw.com

13.14 No Third-Party Beneficiaries. Except for Section 7.3 (with respect to the D&O Indemnitees and their respective successors, heirs and legal representatives), Section 13.11 (with respect to the Seller Releasees and Purchaser Releasees), Section 13.15 (with respect to Pillsbury) and this Section 13.14, a Person who is not a party to this Agreement shall have no right to enforce any of its terms and this Agreement is not intended to give any Person other than the parties to this Agreement and their permitted assigns any rights hereunder.

13.15 Provision Regarding Legal Representation. Each of the parties hereto acknowledges that Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) currently serves as counsel to both (i) the Acquired Companies and (ii) Seller, including in connection with the negotiation, preparation, execution and delivery of this Agreement, the other Transaction Documents, and the consummation of the Transactions. Each of the parties hereto agrees that all communications and documents (or such portions of such communications and documents as applicable) exchanged in any form or format whatsoever between or among any of Pillsbury, the Acquired Companies or Seller, or any of their respective Affiliates, that relate to the consideration, negotiation, documentation and consummation of the Agreement, any of the Transaction Documents or the Transactions or any alternative transaction at or prior to the Closing (collectively, the “Deal Communications”) shall be deemed to be retained and owned solely by Seller. All Deal Communications that are subject to the attorney-client privilege, the attorney work product doctrine or any other privilege or protection (collectively, the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Seller, shall be controlled solely by Seller and shall not pass to or be claimed by Purchaser or any of its Affiliates (including, following the Closing, the Acquired Companies). Pillsbury shall not have any duty whatsoever to reveal or disclose any Deal Communications, Privileged Deal Communications or files to Purchaser or its Affiliates by reason of any attorney-client relationship between Pillsbury and the Acquired Companies. To the extent that files or other materials maintained by Pillsbury constitute property of its clients, only Seller shall hold such property rights with respect to any representation prior to the Closing of the Acquired Companies, and Pillsbury shall have no duty to reveal or disclose any such files or other materials by reason of any attorney-client relationship between Pillsbury, on the one hand, and the Acquired Companies, on the other hand. This Section 13.15 is for the benefit of Seller and Pillsbury, and Pillsbury is an express third-party beneficiary of this Section 13.15. This Section 13.15 shall be irrevocable, and no term of this Section 13.15 may be amended, waived, or modified without the prior written consent of Pillsbury.

13.16 No Other Duties. The only duties and obligations of the parties hereto under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Legal Requirement, or equity, or under any principle of fiduciary obligation.

13.17 Reliance on Counsel and Other Advisors. Each party hereto has consulted such legal, financial, technical, or other experts as it deems necessary or desirable before entering into this Agreement.

13.18 Public Announcements. None of Seller, U.S. Seller, India Seller, Purchaser, Guarantor or any of their respective Affiliates or any representative of any such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the Transactions without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except:

(a) as may be required by Legal Requirement or stock exchange rules or as Seller, U.S. Seller, Purchaser, or Guarantor deems necessary or advisable to comply with their respective SEC filing or Tokyo Stock Exchange disclosure requirements, in which case the party seeking to publish such press release or public announcement shall use reasonable best efforts to provide the other parties hereto a reasonable opportunity (of not less than forty-eight (48) hours where practicable) to review and comment on such press release or public announcement in advance of such publication; provided that the foregoing will not restrict or prohibit Seller, U.S. Seller, Purchaser, Guarantor or any of the Acquired Companies from making any announcement in compliance with the terms and conditions of this Agreement to its respective employees, customers, suppliers, vendors and other business relations (in each case, in their capacity as such) to the extent such party reasonably determines in good faith that such announcement is necessary or advisable for ordinary-course business or operational purposes (but only to the extent the context of which is consistent with or does not materially expand upon any prior announcement made in compliance with this Section 13.18 and does not disclose material non-public terms of this Agreement) and in which case the party seeking to publish such press release or public announcement shall use reasonable best efforts to provide the other parties hereto a reasonable opportunity (of not less than forty-eight (48) hours where practicable) to review and comment on such press release or public announcement in advance of such publication

(b) to the extent the contents of such press release or public announcement or filing have previously been released publicly by a party or are consistent in all material respects with materials or disclosures that have previously been released publicly, in each case, without violation of this Section 13.18; or

(c) to the extent such communications are made in the ordinary course of investor relations activities (including earnings calls, investor conferences, analyst meetings, and periodic reports on Form 10-Q or 10-K) and are consistent in all material respects with materials or disclosures that have previously been released publicly, in each case, in compliance with this Section 13.18.

The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form agreed to by Seller and Purchaser. Notwithstanding the foregoing, this Section 13.18 shall not apply to the disclosure of the express terms of this Agreement in any public filing required by Legal Requirement, stock exchange rules or SEC filing requirements; provided that the disclosing party shall, to the extent reasonably practicable and permitted by Legal Requirement, provide the other parties hereto with advance notice of, and a reasonable opportunity to review and comment on, the portions of any such public filing that disclose the terms of this Agreement, the Transaction Documents, or the Transactions, and shall consider in good faith any comments received.

13.19 Securities Law Filings. Notwithstanding Section 13.18 above, to the extent any Transaction Document or any of its exhibits, is expected to be filed as a material contract or exhibit with the U.S. Securities and Exchange Commission (the “SEC”) or any other securities regulatory authority or stock exchange by any party hereto (or its parent entity), the filing party will only make such filing to the extent that it is required under Legal Requirement (including the rules of any stock exchange on which such party’s or its parent entity’s securities are listed) as such party determines, acting reasonably and on advice of counsel, to make such filing. Such party making the filing, will seek confidential treatment or make redactions, in each case, as permitted under Legal Requirement and procedures, and provide the other parties at least ten (10) Business Days (or such shorter period as is reasonably practicable in light of any applicable filing deadline) prior to such filing, a reasonable opportunity to review, discuss, and comment on any proposed disclosure (including proposed redactions) that relates to the non-filing party, any Transaction Document or any of its exhibits and shall consider such comments in good faith. The parties hereto shall cooperate with one another and use reasonable efforts to obtain confidential treatment of Confidential Information (including any information that constitutes a trade secret or a sensitive commercial term). The parties hereto further agree that, following the initial filing (or submission) of this Agreement (as may be redacted), the filing party shall (a) promptly deliver to the non-filing party any written correspondence received by the filing party or its Representatives from the SEC with respect to such confidential treatment request, (b) upon the written request of the non-filing party, request an appropriate extension of the term of any confidential treatment period then in effect, and (c) if the SEC requests any changes to the redactions set forth in this Agreement, to the extent reasonably practicable, not agree to any changes to this Agreement without first discussing such changes with the non-filing party and taking the non-filing party’s comments into consideration when deciding whether to agree to such changes (it being understood that the filing party may make such changes as it determines, acting reasonably and on advice of counsel, are required to comply with any SEC comment or Legal Requirement). In addition, each party hereto shall provide the other parties with an advance copy of any securities filings in which this Agreement or any of its exhibits is discussed or disclosed, in each case only to the extent describing this Agreement or any of its exhibits or referencing the other party, allowing a reasonable time (but in no event less than three (3) Business Days) for the other party to review and comment, and shall reasonably consider and, to the extent permitted by a Governmental Authority, or Legal Requirement (including the rules and regulations of any stock exchange or trading market on which a party’s (or its parent entity’s) securities are or shall be traded), incorporate the other party’s timely comments thereon; provided, that no party hereto shall need to provide for review and comment such securities filings that do not include additional disclosures in any material respect beyond previous disclosures already reviewed and commented upon by the other party under the terms of this Section 13.19 or that are otherwise publicly available (other than as a result of a breach of this Section 13.19). Nothing in this Section 13.19 shall (x) require any party hereto to delay or forgo any filing or disclosure beyond the time required by Legal Requirement or the rules of any applicable stock exchange, or (y) give rise to any Liability of the filing party if the SEC or any other Governmental Authority does not grant confidential treatment of, or requires disclosure of, any information, provided that the filing party has complied in all material respects with this Section 13.19. For the avoidance of doubt, each party shall be responsible for its own legal and other costs in connection with any filing governed by the terms of this Section 13.19.

13.20 Guarantee.

(a) The Guarantor hereby absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to Seller and U.S. Seller (i) the prompt payment, in full, when due, of all payment obligations of Purchaser and U.S. Purchaser under this Agreement and the other Transaction Documents, including the payment of the Purchase Price pursuant to Section 2.2, the indemnification obligations of Purchaser and U.S. Purchaser pursuant to Article VIII and Article XII and satisfaction of all other payments required by this Agreement and the India SPA, (ii) the prompt performance, when due, of all other obligations of Purchaser and U.S. Purchaser under this Agreement and the India SPA, (iii) the due, prompt and faithful performance and discharge by Purchaser and U.S. Purchaser of, and compliance by Purchaser and U.S. Purchaser with, all of the covenants and agreements of Purchaser and U.S. Purchaser under this Agreement and the India SPA, (iv) the consummation by Purchaser and U.S. Purchaser of the Transactions on the terms and subject to the conditions set forth in this Agreement, and (v) the payment of (A) interest on any amount referred to in clause (i) that is not paid when due, from the date such amount was due until the date of payment in full, at the Prime Rate plus seven percent (7%), (B) all Losses arising out of any failure by Purchaser or U.S. Purchaser to pay, perform or discharge any of the obligations referred to in clauses (i) through (iv), and (C) all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or U.S. Seller in enforcing the Guarantee or any of the Guaranteed Obligations (collectively, the “Guaranteed Obligations”). The Guarantee of the Guaranteed Obligations is one of payment and performance, not collection, and a separate Proceeding to enforce the Guarantee may be brought and prosecuted against the Guarantor, irrespective of whether any Proceeding is brought against Purchaser or U.S. Purchaser or any other Person or whether Purchaser, U.S. Purchaser and/or any other Person is joined in any such Proceeding. Should Purchaser or U.S. Purchaser default in the discharge or performance of all or any portion of the Guaranteed Obligations, the obligations of the Guarantor under this Agreement shall become immediately due and, if applicable, payable. The Guarantor agrees to take all actions necessary, proper, or advisable to ensure the payment, performance, and discharge by Purchaser and U.S. Purchaser of the Guaranteed Obligations, to cause Purchaser and U.S. Purchaser to perform each of its obligations under this Agreement and the India SPA, and to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement.

(b) The Guarantor represents and warrants to Seller and U.S. Seller as follows: (i) the Guarantor is a corporation duly incorporated and validly existing under the Legal Requirements of Japan, (ii) the Guarantor has the requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, including to perform its obligation under this Agreement to pay or perform, when and if due, the Guaranteed Obligations, (iii) the execution, delivery and performance by the Guarantor of this Agreement, and the performance by the Guarantor of its obligation to pay or perform, when and if due, the Guaranteed Obligations, have been duly authorized by all necessary corporate action on the part of the Guarantor, and no other action is necessary on the part of the Guarantor to authorize this Agreement or the payment or performance, when due, of the Guaranteed Obligations, and (iv) this Agreement has been duly executed and delivered by the Guarantor, and, assuming the due authorization, execution and delivery by Seller and U.S. Seller, this Agreement constitutes a legal, valid, and binding obligation of the Guarantor, enforceable against the Guarantor, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) The liability of the Guarantor under the Guarantee shall, to the fullest extent permitted under Legal Requirements, be absolute, unconditional and irrevocable, and shall not be released, discharged, impaired or otherwise affected by, and the Guarantor hereby irrevocably waives any defense arising out of, any of the following: (i) the invalidity, illegality or unenforceability of, or any lack of capacity, power or authority of Purchaser or U.S. Purchaser in respect of, any of the Guaranteed Obligations; (ii) any change in the corporate existence, structure or ownership of Purchaser or U.S. Purchaser, or any insolvency, bankruptcy, reorganization, dissolution, liquidation or other similar proceeding affecting Purchaser, U.S. Purchaser or any of their assets; (iii) any amendment or modification of this Agreement or the India SPA, or any change in the manner, place or terms of payment or performance of the Guaranteed Obligations or any other obligation of Purchaser or U.S. Purchaser under this Agreement or the India SPA, or any change or extension of the time of payment or performance of, or alteration of, the Guaranteed Obligations or any other obligation of Purchaser or U.S. Purchaser under this Agreement or the India SPA, any Loss incurred directly or indirectly in respect thereof, or any amendment or waiver of, or any consent to, any departure from the terms of this Agreement, the India SPA or the documents entered into in connection with this Agreement; (iv) the existence of any claim, setoff or other right that Purchaser, U.S. Purchaser or the Guarantor may have at any time against Seller, U.S. Seller or India Seller, whether in connection with the Guaranteed Obligations or otherwise; or (v) any other act or omission that may in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of or defense of a guarantor or a surety as a matter of law or equity, other than any defenses under this Agreement available to Purchaser or U.S. Purchaser. When Seller, U.S. Seller or India Seller is pursuing its rights and remedies under this Agreement or the India SPA against the Guarantor, then Seller, U.S. Seller, or India Seller, as applicable, shall be under no obligation to pursue any rights and remedies it may have against Purchaser, U.S. Purchaser or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by Seller, U.S. Seller, or India Seller, as applicable, to pursue such other rights or remedies or to collect any payments from Purchaser, U.S. Purchaser or any other Person or to realize upon or to exercise any such right of offset, and any release by Seller, U.S. Seller, or India Seller, as applicable, of Purchaser, U.S. Purchaser or any other Person or any right of offset, shall not relieve the Guarantor of any liability under this Agreement or the India SPA, and shall not impair or affect the rights and remedies of Seller, U.S. Seller, or India Seller, as applicable, whether express, implied or available as a matter of law; provided that any amounts actually recovered by Seller, U.S. Seller or India Seller, as applicable, from Purchaser, U.S. Purchaser or any other Person in respect of the Guaranteed Obligations, including through the exercise of any right of setoff, shall reduce the Guarantor’s liability hereunder on a dollar-for-dollar basis. The Guarantor’s liability under this Agreement and the India SPA shall in no event exceed the portion of the Guaranteed Obligations that remains unpaid after giving effect to all amounts actually recovered in respect thereof. Neither Seller, U.S. Seller, nor India Seller shall be obligated to file any claim relating to the Guaranteed Obligations in the event that Purchaser, U.S. Purchaser or the Guarantor becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of Seller, U.S. Seller, or India Seller, as applicable, to so file shall not affect the Guarantor’s obligations under this Agreement. If at any time any payment made by or on behalf of Purchaser, U.S. Purchaser or Guarantor in respect of any Guaranteed Obligation is rescinded, avoided, set aside or must otherwise be restored or repaid as a result of any insolvency, bankruptcy, reorganization or similar proceeding or otherwise, the Guaranteed Obligations to which such payment related shall be reinstated and the Guarantee shall continue in full force and effect (or be reinstated, as the case may be) as if such payment had not been made. The Guarantor irrevocably waives (x) any requirement that Seller or U.S. Seller first proceed against, exhaust any remedy against, or make any demand on Purchaser, U.S. Purchaser or any other Person, or first realize upon any security, as a condition to enforcing the Guarantee, and (y) acceptance, presentment, demand, protest, notice of dishonor, notice of default or non-performance by Purchaser or U.S. Purchaser and any notice in respect of the Guarantee not provided for in this Agreement, except for any notice expressly required under this Agreement. So long as the Guarantee remains in full force and effect, in the event the Guarantor or any of its successors or assigns (A) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Guarantor shall assume the obligations set forth in this Section 13.20. The Guarantor may not exercise, and hereby irrevocably waives and subordinates to the rights of Seller and U.S. Seller any rights of subrogation, reimbursement, indemnity or contribution, whether arising by Contract or operation of law (including any such right arising under bankruptcy or insolvency laws) or otherwise, by reason of any payment by it in respect of the Guarantee unless and until the Guaranteed Obligations have been satisfied in full, and shall not claim, prove or vote in respect of any such right in any insolvency or similar proceeding relating to Purchaser or U.S. Purchaser. The Guarantor has, and until Purchaser and U.S. Purchaser have satisfied all of its obligations under this Agreement or the other Transaction Documents will have, capital or available capital commitments which together are sufficient to enable it to satisfy its obligations under this Section 13.20, and the Guarantor shall not take any action to make such capital not available and knows of no fact or circumstance that would cause such capital to not be available.

(d) The Guarantee shall remain in full force and effect and shall be binding on the Guarantor until Purchaser and U.S. Purchaser have satisfied all of their obligations under this Agreement and the India SPA. Upon the termination of this Agreement pursuant to Section 11.1, the Guarantee shall survive in full force and effect and shall be binding on the Guarantor until the later of (i) ninety (90) days from the date of such termination and (ii) the final, non-appealable and conclusive resolution of any and all claims brought under this Agreement or the other Transaction Documents; provided, that if Seller or U.S. Seller has notified the Guarantor in writing of any claim under the Guarantee prior to the expiry of such period, the Guarantee shall continue in full force and effect with respect to such claim until it has been finally resolved and any amount payable in respect thereof has been paid in full.

(e) Each of Seller and U.S. Seller shall be entitled to specific performance, injunctive relief and other equitable remedies against the Guarantor to enforce the Guaranteed Obligations, in addition to all other remedies available to it at law or in equity, without any requirement to post a bond or other security and without any requirement to prove that monetary damages would be inadequate. The Guarantor agrees not to assert, and hereby waives, any defense that a remedy at law would be adequate or that specific performance or other equitable relief is otherwise unavailable in respect of the Guaranteed Obligations.

13.21 Counterparts. This Agreement may be signed in any number of counterparts, including via DocuSign or other electronic signature or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

SELLER:

CNH INDUSTRIAL N.V.

By:	/s/ Gerrit Marx
Name: Gerrit Marx Title: Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

U.S. SELLER:

CNH INDUSTRIAL AMERICA LLC By: Case New Holland Industrial Inc., its sole member

By:	/s/ Scott Harris
Name: Scott Harris Title: President CNH NA

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

PURCHASER:

KOBELCO CONSTRUCTION MACHINERY CO., LTD.

By:	/s/ Akira Yamamoto
Name: Akira Yamamoto Title: President, CEO and Representative Director

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

U.S. PURCHASER:

KOBELCO CONSTRUCTION MACHINERY INVESTMENT U.S.A. LLC by Kobelco Construction Machinery Co., Ltd., its sole member

By:	/s/ Shigeki Ashikaga
Name: Shigeki Ashikaga Title: Director, Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

GUARANTOR:

KOBE STEEL, LTD.

By:	/s/ Yoshihiko Katsukawa
Name: Yoshihiko Katsukawa Title: President, CEO and Representative Director

[Signature Page to Transaction Agreement]